Itaú Unibanco Holding S.A.
REFERENCE FORM
(“Formulário de Referência”)

Base Date: 12.31.2009

(in compliance with Attachment 24 of CVM Instruction No.480 of December 7, 2009, or “CVM Instruction 480”)

Identification
Itaú Unibanco Holding S.A. (“the Bank” or “the Issuer”), a corporation enrolled with the Legal Entity Taxpayer’s Registry under CNPJ/MF No. 60.872.504/0001-23, with its incorporation documents duly filed with the Board of Trade of the State of São Paulo under NIRE No. 35.3.0001023-0, registered as a listed company with the Brazilian Securities Commission (“CVM”) under No. 19348

Head office	The Issuer’s head office is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City of São Paulo, State of São Paulo, CEP 04344-902

Investor Relations Office
The Bank’s Investor Relations Office is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Conceição – 11th floor, in the City of São Paulo, State of São Paulo.  The Investor Relations Officer is Mr. Alfredo Egydio Setubal. The phone number of the Investor Relations Department is (0xx11) 5019 1549; the fax number is (0xx11) 5019 1133 and the e-mail is relacoes.investidores@itau-unibanco.com.br

Independent Auditors of the Company	PricewaterhouseCoopers Auditores Independentes for the years ended 12/31/2009, 12/31/2008 and 12/31/2007

Underwriter	Itaú Corretora de Valores S.A.

Shareholders Service
The Issuer’s shareholders service is provided at the branches of Itaú Unibanco S.A., the head office of which is located at Praça Alfredo Egydio de Souza Aranha, 100 - Olavo Setubal, in the City of São Paulo, State of São Paulo, CEP 04344-902.

Newspapers in which the Issuer Divulges its Information	Official Gazette of the State of São Paulo (Diário Oficial do Estado de São Paulo) and Valor Econômico.

Website	http://www.itau-unibanco.com.br/ri. The information included in the Company’s website is not an integral part of this Reference Form

Date of Last Review of this Reference Form	08.13.2010 (originally presented on 06.30.2010)

Reference Form 2009 – Itaú Unibanco Holding S.A

Reference Form 2009 – Itaú Unibanco Holding S.A

ITEM 1 - IDENTIFICATION OF THE PEOPLE RESPONSIBLE FOR THE CONTENT OF THE FORM

STATEMENT

ITAÚ UNIBANCO HOLDING S.A., CNPJ 60.872.504/0001-23, with head offices at  Praça Alfredo Egydio de Souza Aranha nº 100, Torre Olavo Setubal, in São Paulo (SP), is herein represented by its undersigned Directors, who STATE that: a) they have revised the reference form; and b) all information contained in the form is in compliance with the provisions of CVM Instruction No. 480, particularly Articles 14 to 19, c) the information contained in the form is a true, accurate and complete portrait of the ISSUER’s economic and financial situation and of the risks inherent to their activities and of the securities issued by it.

São Paulo (SP), June 30, 2010.

ITAÚ UNIBANCO HOLDING S.A.

ROBERTO EGYDIO SETUBAL	ALFREDO EGYDIO SETUBAL
Chief Executive Officer	Investor Relations Officer

Reference Form 2009 – Itaú Unibanco Holding S.A

ITEM 2 - AUDITORS

2.1. With respect to the independent auditors, please indicate:

	2009	2008	2007
a. Corporate name	PricewaterhouseCoopers Auditores Independentes	PricewaterhouseCoopers Auditores Independentes	PricewaterhouseCoopers Auditores Independentes
b. Name of the people in charge	Paulo Sérgio Miron	Emerson Laerte da Silva	Emerson Laerte da Silva
b. Individual taxpayer’s registry
(CPF) number	076.444.278-30	125.160.718-76	125.160.718-76
b. Phone number	3674-3746	3674-3833	3674-3833
b. E-mail	paulo.miron@br.pwc.com	emerson.laerte@br.pwc.com	emerson.laerte@br.pwc.com
c. Date services were contracted	04.29.2009	04.22.2008	03.31.2007
d. Description of the services contracted
1. Service agreement on the audit of financial statements and limited review for purposes of equity in results and consolidation by the controlling company, pursuant to CVM Instruction No. 247;
2. Proposal for provision of professional services for compliance with CVM Instruction No. 89/88 and ANBID Self-Regulation Code;
3. Proposal for provision of assurance services of the Ombudsman's Office Report;
4. Proposal for provision of assurance services of the Sustainability Report;
5. Service agreement on the audit of consolidated financial statements, presented according to the international accounting standards;
6. Service agreement on the audit for issue of appraisal reports and examination of balance sheet;
7. Consulting and advisory services agreement in order to resolve specific issues involving tax, accounting and corporate law - Itaú Unibanco Holding S.A - Brazil;
8. Service agreement related to tax advisory intended to review "Schedule O" Form, which is attached to the Tax Return; - Itaú Unibanco Holding S.A - Brazil;

1. Service agreement on the audit of financial statements;
2. Service agreement for the specific purpose of making the preliminary reconciliation of the shareholders’ equity of Itaú Holding at 12.31.07 and income for the year then ended, containing comparative information related to the year ended December 31, 2006, determined according to the Brazilian accounting practices and the International Accounting Standards.
3. Audit service agreement for the issuance of reports on appraisal and audit of balance sheets;
4. Service agreement for reviewing financial information prepared in the XBRL - Extensible Business Reporting Language format, related to the financial statements for 2005, 2006 and 2007.
5. License for using an electronic library of international accounting standards (Comperio) - Itaú Unibanco Holding S.A - Brazil;
6. Consultancy service agreement related to Labor Taxes and International Risk Assessment – London Branch - Banco Itaú Europa S.A;
7. Service agreement regarding the evaluation of the internal controls of Unicard Banco Múltiplo S.A (Unicard) - Unibanco;

1. Service agreement on the audit of financial statements;
2. Audit service agreement on the specific purpose of preliminary reconciliation of shareholders' equity at 12.31.06 and income for 2007, calculated in accordance with the accounting practices adopted in Brazil (BR GAAP) and International Accounting Standards (IFRS) of Itaú Holding consolidated and corresponding description of the accounting practices and policies adopted ("reconciliation of BR GAAP with IFRS").
3. Audit service agreement for the issuance of reports on appraisal and audit of balance sheets;
4. Consulting and advisory service agreement in order to resolve specific issues involving tax, accounting and corporate law;
5. Advisory service agreement on the preparation of monthly, annual report for recovery of Value-Added Tax (IVA) – Banco Itaú Europa Luxemburgo;
6. License for using an electronic library of international accounting standards - Itaú Holding - Brazil;
7. Advisory service agreement in order to resolve specific issues involving the accounting and tax treatment of operations – Banco Itaú Europa;

9. License for using an electronic library of international accounting standards (Comperio) - Itaú Unibanco Holding S.A - Brazil;
10.Participation in the salary compensation survey named "Encuestas de remuneraciones y beneficios adicionales", with receipt of data related to the base dates from 09.30.08 to 03.31.09 and 09.30.09 to 03.03.10, respectively - Oca S.A - Uruguay;

8. Service agreement for computing and comparing operational efficiency ratios with those of the market - Banco Itaú Argentina S.A;
9. Participation in the seminar on prices and transfer - Banco Itaú Europa S.A;
10. Advisory service agreement regarding the recognition of goodwill for tax purposes to be submitted to the approval from the tax authority - Banco Itaú Europa Luxemburgo S.A;
11. Participation in the 8th Annual IFRS Presentation – International Financial Reporting Standards - Banco Itaú S.A.
12. Licence for using an electronic library of international accounting standards (Comperio) - Unibanco - Brazil;

8. Service agreement related to the US GAAP course – Banco Itaú – Brazil;
9. Consulting and advisory service agreement in order to resolve specific issues involving tax, accounting and corporate law – Itaú Holding – Brazil;
10. Survey on local companies’ compensation and benefits – Oca S.A. - Uruguay.

e. Any replacement of the auditor, including:	Not applicable	Not applicable	Not applicable
i. Justification for the replacement	Not applicable	Not applicable	Not applicable
ii. Any reasons presented by the auditor contrasting with the issuer’s justification for their replacement, pursuant to specific CVM regulation regarding this matter	Not applicable	Not applicable	Not applicable

2.2. Inform the total compensation of the independent auditors in the previous year, listing the fees related to audit services and those related to any other services rendered

The compensation of the independent auditors in the previous year, ended December 31, 2009, amounted to R$38,512,579.02, which comprises the amounts related to audit services, and R$225,935.60, which comprises amounts related to tax advisory and other services.

2.3. Supply other information that the Issuer may deem relevant

None

Reference Form 2009 – Itaú Unibanco Holding S.A

ITEM 3 - SELECTED FINANCIAL INFORMATION

3.1. Based on the financial statements or, when the Issuer is required to disclose consolidated financial information, based on the consolidated financial statements, please prepare a table that includes:

	R$ million (excepted were indicated)
	2009	2008	2007
Stockholders’ equity	50,683	43,664	28,969
Total assets	608,273	637,202	294,876
Net revenue	46,147	23,367	32,254
Gross income	31,981	10,422	21,096
Net income	10,067	7,803	7,179
Number of shares, former treasury shares (quantity)	4,527,345,710	4,506,296,919	2,996,313,967
Book value per share (R$)	11.19	10.68	12.09
Earnings per share, net (R$)	2.23	2.25	2.39
BIS ratio (%)	16.7	16.3	17.9
Liquidity ratio (%)	1.39	1.37	1.31
Total deposits	121,938	125,327	74,928

3.2. If the Issuer disclosed in the previous year or if it wishes to disclose in this form non-accounting measures such as EBITDA (income before interest, taxes, depreciation and amortization) or EBIT (income before interest and taxes), the Issuer should:

a)  inform the value of the non-accounting measures

Not applicable

b) perform reconciliation between the amounts disclosed and the amounts in the audited financial statements

Not applicable

c) explain why it believes that such a measurement is the most appropriate one for the correct understanding of its financial position and the results of its operations

Not applicable

3.3. Identify and comment on any event subsequent to the most recent financial statements for the year that might significantly change them

There was no event subsequent to the financial statements for the year ended December 31, 2009.

3.4. Describe the policy for the appropriation of income for the past three years, indicating:

The Board of Directors presents to the Annual Shareholders’ Meeting, together with the financial statements, a proposal for the appropriation of net income for the year, and the main appropriations are: (i) 5% to Legal Reserve, that shall not exceed 20% (twenty percent) of the capital stock, (ii) distribution of dividends to shareholders (see items “b” and “c” below) and (iii) setting up of the following statutory reserves:

•
Reserve for Dividend Equalization: the purpose of this reserve is to guarantee funds for the payment of dividends, including as interest on capital, or its advances, to maintain the flow of shareholders’ remuneration. It is limited to 40% of the capital stock and it is made up of funds: (a) equivalent to up to 50% of net income for the year, adjusted pursuant to article 202 of Law No. 6,404/76; (b) equivalent to up to 100% of the realized portion of Revaluation Reserves, recorded as retained earnings; (c) equivalent to up to 100% of the amount of prior year adjustments, recorded as retained earnings; and (d) arising from credits corresponding to the dividend advances.

•
Reserve for Working Capital: the purpose of this reserve is to guarantee funds for the Issuer’s operation. It is limited to 30% of the capital stock, being made up of funds equivalent to up to 20% of net income for the year, adjusted pursuant to article 202 of Law No. 6,404/76.

•
Reserve for Capital Increase in Investees: the purpose of this reserve is to guarantee the exercise of the preemptive right in the subscription of capital increases in investees. It is limited to 30% of the capital stock, being made up of funds equivalent to up to 50% of net income for the year, adjusted pursuant to article 202 of Law No. 6,404/76.

Reference Form 2009 – Itaú Unibanco Holding S.A

Upon the proposal of the Board of Directors, portions of these reserves will be periodically capitalized so that the respective amount does not exceed the limit of 95% (ninety-five percent) of the capital stock. The balance of these reserves, added to the Legal Reserve, may not exceed the capital stock.

a) rules on the retention of earnings

There were no changes in the rules on the retention of earnings over the past three years.  Pursuant to Law No. 6,404/76, as amended, the shareholders may decide at a shareholders' meeting, based on a proposal by management, on the retention of a portion of net income for the year that is a previously approved capital budget. Additionally, the mandatory minimum dividend may not be paid in the year in which the management bodies announce to the annual shareholders’ meeting that it is incompatible with the Issuer’s financial position.

In the past three years, no earnings were retained, and the dividend amount paid was equal to or higher than the mandatory minimum dividend (see item 3.5 below).

b) rules on the distribution of dividends

There were no changes in the rules on the distribution of dividends in the past three years. Shareholders are entitled to receive as mandatory dividend, each year, a minimum amount of twenty five percent (25%) of net income computed in the same year, adjusted by the addition or deduction of the amounts specified in letters "a” and “b” of item I of article 202 of Law No. 6,404/76 and in compliance with items II and III of the same legal provision.

As resolved by the Board of Directors, interest on capital can be paid, including the interest on capital paid or credited to the amount of mandatory dividend, as provided for in article 9, paragraph 7 of Law No. 9,249/95.
Preferred shares have priority in the receipt of a non-cumulative minimum annual dividend per share.

Additionally, our management may resolve on the distribution of additional dividends whenever it deems convenient for the Issuer and/or its shareholders. Such distributions do not mean that, there will be distribution of dividends additional to the mandatory minimum dividend in the future.

For further information on the percentages of dividends distributed over the past three years, see item 3.5 below.

c) frequency of the distribution of dividends

Regarding the past three years, the Issuer made monthly dividend payment, based on the shareholding position on the last day of the previous month, on the first working day of the subsequent month, as well as additional payments (half yearly), for which the Board of Directors determines the base date for the shareholding position and payment date. Regarding these half yearly payments, management verifies the existing profit, determines the amount of dividends that should be distributed as mandatory (see item “a” above), calculates the monthly amount already declared, and, finally, determines the balance payable of mandatory minimum dividend.

Such amount is declared as dividend “additional” to that paid monthly. The portion of mandatory dividend that was paid in advance upon interim dividends debited from the "Reserve for Dividend Equalization” account will be credited to the same reserve.

d) any restrictions on the distribution of dividends imposed by legislation or special regulations applicable to the Issuer, as well as agreements, court, administrative or arbitration decisions

None.

Reference Form 2009 – Itaú Unibanco Holding S.A

3.5. In a table, please indicate for each of the past three years:

			R$ million
	2009	2008	2007
Adjusted net income for dividend purposes (*)	7,322	11,206	7,472
Dividends distributed	3,472	2,852	2,544
Percentage of dividends distributed in relation to adjusted net income	47.4%	25.5%	34.1%
Dividends distributed per class and type of shares:
Common shares
Interest on capital	1,447	1,017	839
Mandatory minimum dividend	309	432	480
Priority dividend	-	-	-
Fixed divided	-	-	-
Preferred (non-voting) shares
Interest on capital	1,414	985	779
Mandatory minimum dividend	302	418	446
Priority dividend	-	-	-
Fixed divided	-	-	-
Dividend payment date	1st business day of the month	1st business day of the month	1st business day of the month
Rate of return in relation to the Issuer’s shareholders’ equity	12.1%	34.4%	24.8%
Retained net income	-	-	-
Date of the retention approval	-	-	-
(*) Considers net income for the year adjusted by the amount involved in the setting up of a Legal Reserve and the setting up/realization of a Realizable Profit Reserve.

3.6. Inform whether, in the past three years, dividends were declared on retained earnings or reserves recognized in prior years

In 2009, a portion of dividends was declared using the Unrealized Capital Reserve recognized in 2008.

3.7. In a table, please describe the Issuer’s indebtedness ratio, indicating:

2009
Total amount of debt, of any nature	553,856,072
Indebtedness ratio (current liabilities plus noncurrent liabilities divided by shareholders’ equity) (%)	10.93
If the Issuer wishes, another indebtedness ratio *	-

          PS: Values in thousands of reais,  unless otherwise indicated. Financial Statements Consolidated.

3.8. In a table, breaking down debts into secured debts, debts with floating guarantees and unsecured debts, please indicate the amount of the Issuer’s liabilities in accordance with their due dates:

	Secured debts	Debts with floating guarantees	Unsecured debts
Less than one year	2,420,478	-	323,460,969
More than one year and less than three years	96,773	-	92,741,490
More than three years and less than five years	73,821	-	34,534,578
More than five years	204,001	-	100,323,962

3.9. Supply other information that the Issuer may deem relevant

All information was presented in prior items.

Reference Form 2009 – Itaú Unibanco Holding S.A

ITEM 4 - RISK FACTORS

4.1. Describe risk factors that may influence an investment decision, particularly those related to:

Note: the risks described in this item 4.1 are not the only ones we face. Our investors and potential investors should read this complete reference form carefully. Our business, the results of our operations and our financial position may be adversely affected if any of these risks become fact, and, in such an event, the trading prices of our securities may fall, and our investors may lose the totality or part of their investment. As we are a holding company, the risk factors that, in our opinion, may influence the decision to invest in our securities arise basically from risk factors to which our subsidiary and affiliated companies are exposed, as explained in this item 4.1.

Our investors and potential investors should note that the risk factors described in this item 4.1 are not the only ones faced or related to an investment in our securities. These are the risks that, in our opinion, may influence the decision to invest in our securities. There may be additional risks that we currently consider immaterial or that we are not aware of, and any of these risks may have effects similar to those described below.

a) the Issuer

We are exposed to effects of the disruptions and volatility in the global financial markets and the economies in those countries where we do business, especially Brazil.

The financial global markets have deteriorated sharply since the end of 2007. Major financial institutions, including some of the largest global commercial banks, investment banks and insurance companies, have been experiencing significant difficulties, especially due to a lack of liquidity and the depreciation of financial assets. These difficulties have constricted the ability of a number of major global financial institutions to engage in further lending activity and have caused losses. In addition, defaults by, and doubts about the solvency of, certain financial institutions and the financial services industry generally have led to market-wide liquidity problems and could lead to losses or defaults by, and bankruptcies of, other institutions.

We are exposed to the disruptions and volatility in the global financial markets because of their effects on the financial and economic environment in the countries in which we operate, especially Brazil, such as a slowdown in the economy, an increase in the unemployment rate, a decrease in the purchasing power of consumers and the lack of credit availability. We lend primarily to Brazilian borrowers and these effects could materially and adversely affect our customers and increase our non-performing loans and, as a result, increase the risk associated with our lending activity and require us to make corresponding revisions to our risk management and loan loss reserve models for non-payment of loans. For example, in 2009, we experienced an increase in our nonperforming loans overdue by more than 90 days from 3.9% at December 31, 2008 to 5.6% at December 31, 2009.

The global financial downturn has had significant consequences for Brazil and the other countries in which we operate, including stock, interest and credit market volatility, a general economic slowdown, and volatile exchange rates that may, directly or indirectly, adversely affect the market price of Brazilian securities and have a material adverse effect on our business, our financial position and the results of our operations. In addition, institutional failures and disruption of the financial market in Brazil and the other countries in which we operate could restrict our access to capital markets.

Continued or worsening disruption or volatility in the global financial markets could lead to further negative effects on the financial and economic environment in Brazil and the other countries in which we operate, which could have a material adverse effect on our operations.

The integration of acquired or merged businesses involves certain risks that may have a material adverse effect on us.

We have engaged in a number of mergers and acquisitions in the past and may make new acquisitions as part of our growth strategy in the Brazilian financial industry. Recently, these transactions have included the merger between Itaú and Unibanco, announced in the last quarter of 2008 and approved by the Central Bank in the first quarter of 2009, which is pending approval by the Brazilian anti-trust authorities. We believe that these transactions will contribute to our continued growth and competitiveness in the Brazilian banking sector.

Any acquisition and merger of institutions and assets, as well as the integration of such institutions, involves certain risks, including the risks that:

Reference Form 2009 – Itaú Unibanco Holding S.A

•
integrating new networks, information systems, personnel, financial and accounting risks, and other management systems, financial planning and reporting, products and customer bases into our existing business may run into difficulties or unexpected costs and operating expenses;

•	we may incur unexpected liabilities or contingencies relating to the acquired companies, which may not be fully recovered from our counterparties in the merger or acquisition agreements;
•
antitrust and other regulatory authorities may impose restrictions or limitations on the terms of the acquisition or merger, require the disposal of certain assets or businesses or withhold their approval of such transaction; and

•	we may fail to achieve the expected operational and financial synergies and other benefits from the mergers and acquisitions.

If we fail to achieve the business growth opportunities, cost reduction and other benefits we expect from mergers and acquisitions, or if we incur greater integration costs than we have estimated, the results of our operations and our financial position may be adversely affected.

The value of our investments in securities and derivatives is subject to market fluctuations due to changes in Brazilian or international economic conditions and may produce material losses.

As of December 31, 2009, trading securities represented R$114,249 million, or 18.8% of our assets, and derivatives represented R$5,938 million, or 1.0% of our assets. Realized and unrealized gains and losses have had and will continue to have a significant impact on the results of our operations. These gains and losses, which we record when investments in securities are sold or adjusted to be marked to market (in the case of trading securities) or when derivatives are adjusted to market value, may fluctuate considerably from period to period and are affected by domestic and international economic conditions. Additionally, we have carried out derivative transactions related to sundry assets, either directly or through our subsidiary and affiliated companies. If, for example, we enter into derivatives transactions to protect against decreases in the value of the real or in interest rates and the real increases in value or interest rates increase, we may incur financial losses. These losses may materially and adversely affect the results of our operations and our financial position. Gains and losses on our investment portfolio may not continue to contribute to net income at levels consistent with recent periods or at all, and we may not successfully realize the appreciation or depreciation now existing in our consolidated investment portfolio or any asset included in this portfolio.

Exposure to Brazilian federal government debt could have an adverse effect on us.

Like many other Brazilian banks, we invest in debt securities issued by the Brazilian government. As of December 31, 2009, approximately 7.2% of our total assets, and 36.5% of our securities portfolio was comprised of debt securities issued by the Brazilian government. Any failure by the Brazilian government to make timely payments under the terms of these securities, or a significant decrease in their market value, will have a material adverse effect on us.

Our market, credit and operational risk management policies, procedures and methods may not be fully effective in mitigating our exposure to unidentified or unanticipated risks.

Our market, credit and operational risk management policies, procedures and methods, including our statistical modeling tools, such as value at risk (VAR), stress test and sensitivity analyses, may not be fully effective in mitigating our risk exposure in all economic market environments or against all types of risk, including risks that we fail to identify or anticipate. Some of our qualitative tools and measures for managing risk are based upon our use of observed historical market behavior. We apply statistical and other tools to these observations to quantify our risk exposure. These qualitative tools and measures may fail to predict all types of future risk exposure. Risk exposure could, for example, arise from factors we have not anticipated or correctly evaluated in our statistical models. This would limit our ability to manage our risks. Our losses thus could be significantly greater than the historical measures indicate. In addition, our quantified modeling does not take all risks into account. Our qualitative approach to managing those risks could prove insufficient, exposing us to material unanticipated losses. If existing or potential customers believe our risk management is inadequate, they could carry their business to another institution. This could harm our reputation as well as our revenue and profits.
In addition, our businesses depend on our ability to process a large number of transactions securely, efficiently and accurately. Losses can result from inadequate personnel, inadequate or failed internal control processes and systems, information systems failures or breaches or from external events that interrupt normal business operations. We also face the risk that the structure of our controls and the procedures for mitigating operational risk prove to be inadequate or are circumvented.

Reference Form 2009 – Itaú Unibanco Holding S.A

If our pricing expectations are incorrect or our reserves for future policyholder benefits and claims are inadequate, the profitability of our insurance and pension products or the results of our operations and our financial position may be materially and adversely affected.

Our insurance and pension plan companies set prices and establish calculations for several of our insurance and pension products, respectively, based upon actuarial or statistical estimates. The pricing of our insurance and pension products and the insurance and pension plan reserves carried to pay future policyholder benefits and claims are based on models that include many assumptions and projections which are inherently uncertain and involve the exercise of significant judgment, including as to the levels of and timing of receipt or payment of premiums, contributions, benefits, claims, expenses, demands, interest, investment results, interest rates, retirement, mortality, morbidity and persistency. Although we frequently review the pricing of our insurance and pension products and the adequacy of our reserves, we cannot accurately determine the amounts that we will effectively pay for, or the timing of the payment of current benefits, claims and expenses or whether the assets supporting our liabilities, together with future premiums and contributions, will be sufficient for the payment of benefits and claims. Thus, significant deviations in actual experience from our pricing assumptions could have a material adverse effect on the profitability of our insurance and pension plan products.
In addition, if we conclude that our reserves, together with future premiums, are insufficient to cover future policy benefits and claims, we would be required to increase our reserves and to record such effects in our financial statements for the period in which the determination is made, which could have a material adverse effect on the results of our operations and of our financial position.

b) its parent company, direct or indirect, or control group

Our controlling shareholder has the power to direct our business.

As of December 31, 2009, Itaú Unibanco Participações S.A., or IUPAR, our controlling shareholder, directly owned 51.0% of our common stock and 25.8% of our total capital stock. See “Item 8.2(a)”. Thus, IUPAR has the power to control our institution, including the power to elect our directors and officers and determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations and the date and payment of dividends. In addition, IUPAR is jointly controlled by Itaúsa, which is controlled by the Egydio de Souza Aranha family, and the former controlling shareholders of Unibanco, the Moreira Salles family. The interests of IUPAR, Itaúsa and the Egydio de Souza Aranha and Moreira Salles families may be different from your interests as a holder of our securities.

c) its shareholders

The relative volatility and illiquidity of the Brazilian securities markets may substantially limit the capacity of our investors to sell the shares issued by us at the price and time they desire.

Investing in securities traded in emerging markets, often involves greater risk than investing in  the securities of issuers in the United States of America or in other countries, and these investments are generally considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid and more concentrated and it can be more volatile than major markets in the United States or in other countries. There is also significantly grater concentration in the Brazilian securities market than in major securities markets such as the United States of America or in other countires. The ten largest companies in terms of market capitalization represented 54.7% of the aggregate market capitalization of the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros, (BM&FBOVESPA), as of December 31, 2009. The top ten stocks in terms of trading volume accounted for 45.8%, 53.1% and 44.8% of all shares traded on the BM&FBOVESPA in 2007, 2008 and 2009, respectively.

Holders of American Depositary Receipts (“ADSs”) may be unable to exercise preemptive rights.

We may not be able to offer shares to U.S. holders of ADSs pursuant to preemptive rights rules applicable to holders of our preferred shares except (i) if a registration under the Securities Act of the United States of America is granted with respect to the preferred shares and preemptive rights, or (ii) if there is an exemption from such registration. We are not obligated to request a registration relating to preemptive rights with respect to our preferred shares, and we cannot assure investors that we will request such registration. If the registration is not requested and an exemption from registration does not exist, The Bank of New York Mellon, as depositary, will attempt to sell the preemptive rights, and the holders will be entitled to receive the proceeds of the sale. However, these preemptive rights will expire if the depositary does not sell them within the exercise period, and in this case U.S. holders of ADSs will not receive any value resulting from the granting of the preemptive rights.

Reference Form 2009 – Itaú Unibanco Holding S.A

The cancellation of ADSs, with the consequent transfer to the investor of the underlying preferred shares, may cause the loss of the possibility to remit foreign currency abroad and certain tax advantages in Brazil.

As a holder of ADSs, the investor benefits from the electronic certificate of foreign capital registration obtained by the custodians of our preferred shares underlying the ADSs, which permits the custodian to convert dividends and other distributions with respect to the preferred shares into foreign currency and remit the proceeds abroad. If the investor requests the cancellation of ADSs and consequently receives the underlying preferred shares, she will be entitled to continue to use the custodian’s electronic certificate of foreign capital registration for only five business days from the date of receipt of the shares. Thus, upon the disposal of preferred shares or receipt of distributions relating to the preferred shares, the investor will not be able to remit foreign currency abroad unless she obtains her own electronic certificate of foreign capital registration or qualifies, under Brazilian foreign investment regulations applicable to certain foreign investors, to buy and sell shares on Brazilian stock exchanges without obtaining separate electronic certificates of foreign capital registration. If the investor does not qualify under the Brazilian regulations on foreign investment, she will generally be subject to less favorable tax treatment of dividends and distributions on, and the proceeds from any sale of our preferred shares. If the investor attempts to obtain his own electronic certificate of foreign capital registration, she may incur expenses or suffer delays in the application process, which could delay the receipt of dividends or distributions relating to our preferred shares or the return of capital in a timely manner. Moreover, should the investor request the cancellation of ADSs and consequently receive the underlying preferred shares, the regulations in force require him to carry out the corresponding exchange transactions and to pay taxes on these transactions. The depositary’s electronic certificate of foreign capital registration may also be adversely affected by future legislative changes.

We may not pay dividends or interest on capital to the holders of our shares.

In compliance with our bylaws, we should pay our shareholders 25% of our annual net income, calculated and adjusted pursuant to the Brazilian Corporate Law, as dividends or interest on capital. In addition, the preemptive shares grant to their holders priority in the receipt of the minimum annual dividend of R$0.22 per share, not cumulative, and adjusted in the case of splitting or grouping of shares. For further information, see Item 18.1(a). Net income may be capitalized, used to offset losses or retained, as set forth in the Brazilian Corporate Law, and it may not be made available for the payment of dividends or interest on capital. The payment of dividends to our shareholders is not mandatory in any financial year that our Board of Directors determine that the distribution of dividends would not be compatible with our financial condition at that time.

We may need to increase our capital in the future, and this may dilute our ownership interest.

We may need to obtain additional funds in the future to implement our growth strategy. Accordingly, we may need to increase our capital by means of one or more subsequent offers of shares or securities convertible into shares. The offer of a significant number of our shares, which may not comprise the preemptive rights to our shareholders, pursuant to article 172 of the Brazilian Corporate Law, may adversely affect the market price of our shares and dilute the interest of our shareholders in the company's capital.

d) its subsidiary and affiliated companies

As we are a holding company, the risk factors that may influence the decision to invest in our securities arise essentially from the risk factors to which our subsidiary and affiliated companies are exposed. Accordingly, the risk factors related to our subsidiary and affiliated companies which, in our opinion, may influence the decision to invest in our securities, are described in subitems (a) to (c) and (e) to (i) of this item 4.1.

e) its suppliers

We are not exposed to risks related to suppliers that could influence the decision to invest in our securities.

f) its clients

Changes in the profile of our business may have a material adverse effect on our loan portfolio.

As of December 31, 2009, our loan and financing portfolio was R$245,951 million compared to R$241,043 million as of December 31, 2008. Our allowance for loan losses was R$24,052 million representing 9.8% of our total loan portfolio, as of December 31, 2009, compared to R$19,972 million, representing 8.3% of our total loan portfolio, as of December 31, 2008.

Reference Form 2009 – Itaú Unibanco Holding S.A

The quality of our loan portfolio is subject to changes in the profile of our business resulting from organic growth or acquisitions made, and it depends on domestic and, to a lesser extent, international economic conditions. Adverse changes affecting any of the sectors to which we have significant lending exposure, political events within and external to Brazil and the variability of economic activity may have a material adverse impact on our business and the results of our operations. Furthermore, our historic loan loss experience may not be indicative of our future loan losses.

In addition, our strategy includes efforts to significantly expand our loan portfolio as well as increase the number of our clients, particularly that of the individuals and small and middle-market companies that we serve. Certain financial products we offer to individuals and other clients are generally characterized by higher margins, but also higher risks of default. A future increase in our loan portfolio, as well as a shift to higher margins and higher-risk products, could result in increased default rates, which could have a material adverse effect on our financial position and the results of our operations.

We may incur losses associated with counterparty exposure.

We are subject to the possibility that a counterparty does not honor its contractual obligations. Counterparties may default on their obligations due to bankruptcy, lack of liquidity, operational failure or other reasons. This risk may arise, for example, from entering into reinsurance agreements or loan facilities or other credit agreements under which counterparties have obligations to make payments to us; executing currency or other trades that fail to settle at the required time due to non-delivery by the counterparty or systems failure with clearing agents, exchanges, clearing houses or other financial intermediaries. In addition, we routinely transact with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds and other institutional clients.

g) economic sectors in which the issuer operates

The Brazilian government has exercised, and continues exercising, influence on the Brazilian economy. This influence, as well as the Brazilian political and economic conditions, could adversely affect our business, our financial position and the results of our operations.

The Brazilian government frequently intervenes in the Brazilian economy and makes changes in policies and regulations. The Brazilian government’s actions in the past have included, among other measures, increases in interest rates, changes in tax policies, price controls, capital control limits and the restriction of certain imports and, prior to the implementation of the current floating exchange regime, currency devaluations. Our business, our financial position, and the results of our operations may be materially and adversely affected by changes in policies or regulations involving or affecting factors, such as:

•	interest rates;
•	reserve requirements;
•	capital requirements and liquidity of capital and credit markets;
•	economic growth, inflation and currency fluctuations;
•	tax policies and rules;
•	restrictions on remittances abroad and other exchange controls;
•	increases in unemployment rates, decreases in salaries and income levels and other factors that influence our customers’ ability to meet their obligations to us; and
•	other political, social and economic developments in Brazil.

As a bank in Brazil, the majority of our income, expenses, assets and liabilities are directly tied to interest rates. Therefore, the results of our operations and our financial position are significantly affected by inflation, interest rate fluctuations and related government monetary policies, all of which may have a material adverse effect on the growth of the Brazilian economy and on us, including our loan portfolio, our cost of funding and our income from credit operations.

In addition, changes in government may result in changes in policy that may affect us. Uncertainty over whether the Brazilian government will in the future implement changes in policies or regulations affecting these and other factors in the future may contribute to heightened volatility in the Brazilian securities markets and in the securities of Brazilian issuers, which in turn may have a material adverse effect on us and the market price of our preferred shares.

Reference Form 2009 – Itaú Unibanco Holding S.A

Inflation and fluctuations in interest rates could have a material adverse effect on our business, our financial position and the results of our operations.

Inflation and interest rates volatility have caused adverse effects in Brazil. Although the Brazilian government has been able to keep inflation close to target levels during the last 12 years, we cannot assure you that it will continue to be able to do so and there is no guarantee that future administrations will be able to so. In addition, Brazil has experienced high interest rates, which have fluctuated significantly. Between 2005 and 2009, the base interest rate established by the Central Bank, which is the reference interest rate payable to holders of securities issued by the Brazilian government and traded at the Special Clearing and Settlement System (Sistema Especial de Liquidação e Custódia or "SELIC rate”), varied between 19.75% per year and 8.75% per year. Market expectations regarding possible future governmental actions in the economy, government intervention in the foreign exchange market and the effects of the downturn in the global financial markets have caused and continue to cause interest rates to fluctuate. In addition, if Brazil experiences fluctuations in rates of inflation in the future, our costs and net margins may be adversely affected, and government measures to combat inflation may include tightening monetary policy with high interest rates, which could harm our business. Increases in the SELIC rate could adversely affect us by reducing the demand for credit, increasing our cost of funds and increasing the risk of customer default. Conversely, decreases in the SELIC rate could also adversely affect us if they lower our margins.

Exchange rate instability may have a material adverse effect on the Brazilian economy and on our business, our financial position and the results of our operations.

The Brazilian currency fluctuates in relation to the U.S. dollar and other foreign currencies. The Brazilian government has in the past implemented various economic plans and adopted a number of exchange rate regimes, including sudden devaluations, periodic mini-devaluations in which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, and exchange rates coupled with exchange controls. Since 1999, Brazil has adopted a floating exchange rate system with interventions by the Central Bank in buying or selling foreign currency. From time to time, the exchange rate between the Brazilian currency and the U.S. dollar and other currencies has fluctuated significantly. For example, the real depreciated 15.7% and 34.3% against the U.S. dollar in 2001 and 2002, respectively. Subsequently, in the five years that followed, from 2003 to 2007, the Brazilian currency has appreciated nearly 100%. More recently, in 2008, the real depreciated 24.2% against the U.S. dollar. In 2009, the real appreciated 34.2% against the U.S. dollar from an exchange rate of R$2.3370 per US$1.00 as of December 31, 2008 to an exchange rate of R$1.7412 per US$1.00 as of December 31, 2009. The average exchange rate in 2009 was R$1.99 per US$1.00 compared to an average exchange rate of R$1.84 per US$1.00 in 2008.

Some of our assets and liabilities are denominated in, or indexed to, foreign currencies, especially the U.S. dollar. As of December 31, 2009, 13.2% of our total liabilities and 10.9% of our total assets were denominated in, or indexed to, a foreign currency.

Although as of December 31, 2009, our material foreign investments were economically hedged in order to mitigate effects arising out of foreign exchange volatility, including the potential tax impact of those investments, there can be no assurance that those hedge strategies will remain in place or will offset those effects. Therefore, a depreciation of the Brazilian currency could have several adverse effects on us, including (i) losses on our liabilities indexed to foreign currencies, (ii) impairments to our ability to pay our dollar-denominated or dollar-indexed liabilities by making it more costly for us to obtain the foreign currency required to pay those obligations, (iii) impairments to the ability of our borrowers to repay dollar-denominated or dollar-indexed liabilities to us and (iv) negative effects on the market price of our securities portfolio. Conversely, an appreciation of the Brazilian currency could cause us to incur losses on our assets denominated in or indexed to foreign currencies. Therefore, depending on the circumstances, either a depreciation or appreciation of the real could have a material adverse effect on our business, our financial position and the results of our operations.

Developments and the perception of risk of other countries may adversely affect the Brazilian economy and the market price of Brazilian securities.

Economic and market conditions in other countries, including the United States, European Union countries and emerging markets, may affect to varying degrees the market value the securities of Brazilian issuers. Although economic conditions in these countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers, the availability of credit in Brazil and the amount of foreign investment in Brazil. Crises in the United States, the European Union and emerging markets may diminish investor interest in the securities of Brazilian issuers, including Itaú Unibanco Holding. This could adversely affect the market price of our securities, and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or all.

Reference Form 2009 – Itaú Unibanco Holding S.A

Banks located in countries considered to be emerging markets may be particularly susceptible to disruptions and reductions in the availability of credit or increases in financing costs, which could have a material adverse impact on our financial position. In addition, the availability of credit to entities that operate within emerging markets is significantly influenced by levels of investor confidence in such markets as a whole and any factor that impacts on market confidence (for example, a decrease in credit ratings or state or Central Bank intervention in one market) could affect the price or availability of funding for entities within any of these markets.

The increasingly competitive environment and consolidations in the Brazilian banking industry may have a material adverse effect on us.

The markets for financial and banking services in Brazil are highly competitive. We face significant competition from other large Brazilian and international banks, including an increase in competition from Brazilian public banks. Competition has increased as a result of recent consolidations among financial institutions in Brazil and as a result of new regulations issued by the National Monetary Council that facilitate the customer’s ability to switch business between banks. The increased competition may adversely affect us, should it limit our ability to increase our customer base and to expand our operations, or should it reduce our profit margins on banking and other services and products that we offer, and to the extent that it limits investment opportunities.

h) regulation of the sectors in which the issuer operates

Changes in applicable laws and regulations may have an adverse effect on our business.

Brazilian banks, including us, are subject to extensive and continuous regulatory reviews by the Brazilian government, particularly by the Central Bank. We have no control over the applicable law and government regulations, which govern all aspects of our operations, including regulations that impose or establish:

•	minimum capital requirements;
•	reserve and compulsory deposit requirements;
•	minimum levels for federal housing and rural sector lending;
•	funding restrictions;
•	lending limits, restricted credit and other credit constraints;
•	limits on investments in fixed assets;
•	corporate governance requirements;
•	limitations on the charging of commission and fees by financial institutions for services to retail clients and the rate of interest financial institutions can charge ;
•	accounting and statistical requirements; and
•	other requirements or limitations in the context of the global financial crisis.

The regulatory structure for Brazilian financial institutions, including banks, brokers, lease companies and insurance companies, is continuously evolving. The part of our business that is not currently subject to government regulation may become regulated and there are several legislative proposals to that effect currently under consideration in the Brazilian congress. Disruptions and volatility in the global financial markets resulting in liquidity problems at major international financial institutions could lead the Brazilian government to change laws and regulations applicable to Brazilian financial intuitions based on these international developments. The amendment of existing laws and regulations or the adoption of new laws and regulations could have a material adverse effect on our business and the results of our operations, including our ability to provide loans, make investments or render certain financial services.

Tax reforms may negatively affect the results of our operations.

In order to support its tax policies, the Brazilian government frequently introduces reforms in tax and other assessment regimes. These reforms include the imposition of new taxes or rate increases, changes in the tax bases or rates, including rates applicable solely to the banking industry, and the occasional introduction of temporary taxes for specific governmental purposes. For example, in October 2009, the Brazilian government imposed a 2.0% tax on the inflow of foreign investments into the Brazilian capital markets. The effects of these changes and any other changes that could result from the introduction of additional tax reforms were not and cannot be quantified. These changes, however, may reduce the volume of our operations, increase our costs or limit our profitability. Furthermore, these changes have produced uncertainty in the financial system, which may increase the cost of borrowing and contribute to an increase in our portfolio of loans in arrears or default.

Reference Form 2009 – Itaú Unibanco Holding S.A

Increases in reserve and compulsory deposit requirements may have an adverse effect on our businesses and financial condition and the results of our operations.

The Central Bank has periodically changed the level of reserves and compulsory deposits that financial institutions are required to maintain in Brazil with the Central Bank. The Central Bank may increase the reserve and compulsory deposit requirements or impose new obligations in the future.

Reserve and compulsory deposit requirements reduce our liquidity loans and other investments. In addition, the compulsory deposits generally do not yield the same return as other investments and deposits because:

•	a portion of our compulsory deposits do not bear interest;
•	a portion of our compulsory deposits must be held in Brazilian federal government securities; and
•	a portion of our compulsory deposits must be used to finance government programs, including a federal housing program and rural sector subsidies.

At December 31, 2009, our compulsory time, demand and savings deposits totaled R$26,835.5 million, of which R$13,617 million in cash. Any increase in the compulsory deposit requirements may reduce our ability to lend funds and make other investments and, as a result, may have a material adverse effect our businesses, our financial condition and the results of operations.

We are subject to regulation on a consolidated basis.

The Central Bank treats us and our subsidiaries and affiliates as a single financial institution for regulatory purposes. While our consolidated capital base provides financial strength and flexibility to our subsidiaries and affiliates, their activities could indirectly put our capital base at risk. In particular any investigation of, or intervention by the Central Bank in the affairs of any of our subsidiaries and affiliates could have an adverse impact on our other subsidiaries and affiliates and ultimately on us.

i) foreign countries in which the Issuer operates

The risk factors related to foreign countries that could influence the decision to invest in our securities are described in subitems (a), (f) (g) and (h) of this item 4.1.

4.2. In relation to each of the risks mentioned above, if relevant, comment on expectations of possible reduction or increase in exposure of the Issuer to such risks

Beyond that described in item 4.1 there is no relevant expectation of reduction or increase in exposure to the risks of the issuer mentioned in such item.

 4.3. Describe the legal, administrative or arbitration proceedings to which the Issuer or its subsidiaries are a party, specifying labor, tax and civil claims, among others: (i) that are not confidential, and (ii) that are relevant for the business of the Issuer or its subsidiaries, indicating:

The proceedings described below are those that, due to their amount, the Issuer deems significant (base date December 31, 2009).

Reference Form 2009 – Itaú Unibanco Holding S.A

Civil Proceedings

a.	court: 7ª Vara Federal da Seção Judiciária do Rio de Janeiro (RJ)

b.	jurisdiction: 1st instance court

c.	filing date: February 5, 2007

d.
parties to the proceedings: Associação dos Acionistas Minoritários em Cia de Capital Aberto x Banco Banerj S.A. (“Banerj”), Banco do Estado do Rio de Janeiro S.A. (“Berj”), Estado do Rio de Janeiro e Banco Central do Brasil

e.	amounts, assets or rights involved: R$4,741,452,260.00

f.
main facts: The plaintiff challenges Berj’s capital increase, carried out as part of the measures for Banerj’s privatization, which allegedly would dilute the shareholding interest of minority shareholders. It requests the annulment of the shareholders’ meeting that approved the capital increase, and the joint obligation of Berj, Estado do Rio de Janeiro e Banco Central do Brasil to the payment of the alleged losses caused to the minority shareholders of the former Berj. There is no decision.

g.	chance of loss: Remote.

h.
analysis of impact in the event of an unfavorable decision: To indemnify the minority shareholders for the alleged losses caused by the measures adopted by the majority shareholder – Estado do Rio de Janeiro – to the former Banerj.

i.	amount of provision, if any: None.

a.	court: 6ª Vara Federal – Curitiba (Estado do Paraná)

b.	jurisdiction: Supremo Tribunal Federal

c.	filing date: October 13, 2005

d.	parties to the proceedings: Estado do Paraná e Ministério Público do Estado do Paraná x União Federal, Banco Central do Brasil e Itaú Unibanco S.A.

e.	amounts, assets or rights involved: R$ 4,612,588,000.00 (January 2010)

f.
main facts: The plaintiffs require indemnity for damages allegedly incurred by the Estado do Paraná as a result of the improper evaluation of tax credits in the privatization process of Banco Banestado S.A. (Banestado), which caused this government institution to take out a loan supposedly greater than necessary to restructure the financial institution in the pre-privatization period. The proceedings were challenged in court based on the claim that the tax credits were properly evaluated, and it is awaiting the decision of the Supremo Tribunal Federal, where the matter is being considered as an original lawsuit. It should be noted that, as set forth by law, the privatization of Banestado was carried out through a licitation.  Additionally, at the time of the privatization, tax credits were evaluated by independent banks.

g.	chance of loss: Remote.

h.	analysis of impact in the event of an unfavorable decision: Payment to the Estado do Paraná of the amount corresponding to the tax credits.

i.	amount of provision, if any: None

Reference Form 2009 – Itaú Unibanco Holding S.A

a.	court: 7ª Vara Federal da Seção Judiciária do Estado do Rio de Janeiro (RJ)

b.	jurisdiction: 2nd instance court

c.	filing date: October 28, 2002

d.	parties to the proceedings: ANBEP - Associação Nacional dos Beneficiários da Previ Banerj x Banco do Brasil S.A., Caixa Econômica Federal, Estado do Rio de Janeiro e União Federal.

e.	amounts, assets or rights involved: R$2,069,782,576.50

f.
main facts: The plaintiff requires the annulment of contractual amendments entered into on June 10, 1997, as part of Banco Banerj S.A.’s privatization measures, which reduced the amount deposited in its account in guarantee of the payment of obligations assumed by the State as regards the participants and pensioners of Previ – Banerj. The lawsuit aims to obly the União Federal, Estado do Rio de Janeiro, Caixa Economica Federal, Banco do Brasil S.A. and Banco Banerj S.A. to return the amount withdrawn from such account. Action dismissed without prejudice on the merits. Appeal pending.

g.	chance of loss: Remote.

h.	analysis of impact in the event of an unfavorable decision: To indemnify the minority shareholders for the alleged losses.

i.	amount of provision, if any: None.

a.	court: 1ª Vara Federal – Curitiba (PR)

b.	jurisdiction: Superior Tribunal de Justiça (“STJ”)

c.	filing date: December 28, 2000

d.	parties to the proceedings: Ministério Público Federal e Ministério Público do Estado do Paraná x União Federal, Banco Central do Brasil e Banco Banestado S.A. (“Banestado”)

e.	amounts, assets or rights involved: R$1,589,555,000.00 (January 2010)

f.
main facts: The plaintiffs claim that the clause set forth in the agreement entered into União Federal and  Estado do Paraná, which stipulates the obligation of Estado do Paraná to purchase securities which Banestado was the creditor, should be declared null. Such agreement aimed the restructuring of Banestado to enable its sale. They also claim the nullity of the Commitment for the Purchase and Sale of Government Bonds, collateralized by COPEL (Companhia Paranaense de Energia Elétrica) shares, entered into Estado do Paraná and Banestado. The claim is based on an alleged damage to the public treasury and violation of the Brazilian licitation law. The proceedings were fully dismissed in both lower and appellate courts. A special appeal filed by the plaintiffs aimed at having the decision of the Tribunal Regional Federal declared null and void due to faulty procedure is pending at the STJ.

g.	chance of loss: Remote.

h.
analysis of impact in the event of an unfavorable decision: Loss of collateral (COPEL shares) in the Agreement for the Purchase and Sale of Government Bonds or the respective credit, with the return of the ownership of said securities to Banestado.

i.	amount of provision, if any: None

Reference Form 2009 – Itaú Unibanco Holding S.A

a.	court: 2ª Vara Federal da Seção Judiciária do Rio de Janeiro (RJ)

b.	jurisdiction: 2nd instance court

c.	filing date: November 21, 2000

d.	parties to the proceedings: Ministério Público Federal x Itaú Unibanco S.A., Banco Banerj S.A. (“Banerj”), Estado do Rio de Janeiro e Caixa Econômica Federal.

e.	amounts, assets or rights involved: R$ 942,399,095.28 (historical amount of the “B Account” set up on June 10, 1997).

f.
main facts: This is a Brazilian Class Action involving aspects of Banerj's privatization process. The so-called "B Account" (a escrow account) was set up by means of a bank loan between Caixa Econômica Federal and Estado do Rio de Janeiro in the amount of R$ 942,399,095.28. The purpose of the said account was to ensure the refund to the purchaser of Banerj, awrded in lawsuits filed based on events that took place before the privatization (closing date). In this proceeding, Ministério Público Federal requires the partial nullity of the agreement that authorized the transfer of the said amount to the “B Account”, as well as the joint obligation of the defendants to refund the amounts unduly withdrawn, through allegedly unlawful procedures adopted in the settlements of labor claims filed by Banerj’s former employees. The case was dismissed, recognizing the legality of the establishment of the “B Account” and the agreements signed. An appeal filed by the plaintiff is awaiting decision.

g.	chance of loss: Remote.

h.
analysis of impact in the event of an unfavorable decision: To refund the amounts of the labor settlements, which were paid with funds from the “B Account”, and to prevent any new withdrawals from “B Account”.

i.	amount of provision, if any: None

a.	court: 2ª Vara Federal da Seção Judiciária do Rio de Janeiro (RJ)

b.	jurisdiction: 2nd instance court

c.	filing date: December 5, 2003

d.
parties to the proceedings: Ministério Público Federal, Ministério Público do Estado do Rio de Janeiro e Ministério Público do Trabalho x Itaú Unibanco S.A.; Banco Banerj S.A. (“Banerj”), Gilberto Carlos Frizão, Manoel  Antonio Granado e Otávio Aldo Ronco.

e.	amounts, assets or rights involved: R$942,399,095.28 (historical amount of the “B Account” set up on June 10, 1997).

f.
main facts: This is a Brazilian Class Action based on an alleged administrative improbity, involving aspects of Banerj’s privatization process, related to the set up and use of the so-called “B Account” (a escrow account). In this proceeding, the plaintiffs claim that there was an undue withdrawal of funds deposited in the “B Account”  through allegedly unlawful procedures adopted in labor claims filed by Banerj’s former employees (i.e. the non-filing of applicable appeals), for which reason they ask that any withdrawal from the “B Account” to be previously submitted to the Secretario Estadual de Fazenda do Estado do Rio de Janeiro for approval, and demand the joint obligation of the defendants to refund the amounts unduly withdrawn and to be sentenced under the penalties set forth in the Brazilian Improbity Law (Law n.º 8,429/1992), due to the administrative improbity of the charged individuals. The case was dismissed, recognizing the legality of the establishment of the “B Account” and the settlements signed. An appeal filed by the plaintiffs is awaiting decision.

g.	chance of loss: Remote.

h.	analysis of impact in the event of an unfavorable decision: To refund the amounts unduly withdrawn from the “B Account”.

i.	amount of provision, if any: None

Reference Form 2009 – Itaú Unibanco Holding S.A

Tax claims

a.	court: 25th Civil Circuit Court of the Federal Justice of São Paulo and 15th Civil Circuit Court of the Federal Justice of São Paulo

b.	jurisdiction: appellate court

c.	filing date: January 2003

d.	parties to the proceedings: Itaú Unibanco S.A., Unibanco - União de Bancos Brasileiros S.A vs. Special Officer of the Financial and Investment Institutions of São Paulo.

e.	amounts, assets or rights involved: R$1,784,083,738.00 (December 2009)

f.
main facts: Profits abroad – injunction filed to suspend the levy of income tax and social contribution charged pursuant to SRF Regulatory Instruction No. 213/02, exceeding the limits of the law. Principal amount: taxation of the proceedings from foreign exchange variation on investment abroad, which is exempt by law.

g.	chance of loss: Remote.

h.	analysis of impact in the event of an unfavorable decision: Loss of the amount involved.

i.	amount of provision, if any: R$117,309,779.67 (December 2009)

a.	court: Municipal Tax Foreclosures of São Paulo

b.	jurisdiction: Appellate court

c.	filing date: November 22, 2005

d.	parties to the proceedings: City of São Paulo vs. Banco Itauleasing S.A (current name of Cia Itauleasing de Arrendamento Mercantil).

e.	amounts, assets or rights involved: R$ 1,163,390,097.00 (December 2009)

f.	main facts: A claim has been filed for the collection of service tax (ISS) on lease operations, in which the place where the service was provided and the calculation basis are being challenged.

g.	chance of loss: Remote.

h.	analysis of impact in the event of an unfavorable decision: Loss of the amount involved.

i.	amount of provision, if any: None.

a.	court: Administrative Council for Tax Appeals – CARF

b.	jurisdiction: 2nd administrative court

c.	filing date: October 25, 2005

d.	parties to the proceedings: Federal Revenue Service vs. Itaú Unibanco S.A.

e.	amounts, assets or rights involved: R$ 813,554,435.98

f.
main facts: The non-levy of corporate income tax (IRPJ) and social contribution (CSLL) on income arising from the setting up of onerous usufruct of shares, the deductibility from IRPJ and CSLL of expenses of an agreement for sharing administrative resources and losses in credit operations are being challenged.

g.	chance of loss: Possible.

h.	analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

i.	amount of provision, if any: None.

Reference Form 2009 – Itaú Unibanco Holding S.A

Labor Claims

The Issuer did not any identify labor claims in progress on December 31, 2009 as being significant in terms of the matters or amounts involved. This was also true to its subsidiary companies.

Arbitration and Administrative Proceedings

The Issuer did not identify any administrative proceedings (except for administrative tax claims, as mentioned above) and arbitration proceedings in progress on December 31, 2009 as being significant in terms of the matters or amounts involved.

4.4. Describe the legal, administrative or arbitration procedures that are not confidential to which the Issuer or its subsidiaries are a party and to which the opposing parties are directors or former directors, parent companies or former parent companies, or investors of the Issuer or its subsidiaries, informing:

The Issuer and its subsidiaries are not parties to proceedings filed by its directors or former directors, nor by its controlling shareholders or former controlling shareholders.

The Issuer and its subsidiaries carry out corporate transactions that are sometimes contested by minority shareholders who mainly disagree with the amount paid for their shares. We present below a list of these proceedings.

a.	court: 2ª Vara Federal da Seção Judiciária do Mato Grosso

b.	jurisdiction: 1nd instance court

c.	filing date: March 26, 2007

d.	parties to the proceedings (minority shareholder): Cassiano Antonio Fonseca

e.	amounts, assets or rights involved: 20,000 shares issued by Banco Banestado S.A. (“Banestado”).

f.	main facts: This refers to an indemnity claim filed by a minority shareholder due to resolutions adopted in the privatization process of Banestado, including the bank’s going private.

g.	chance of loss: Remote.

h.	analysis of impact in the event of an unfavorable decision: unliquid.

i.	amount of provision, if any: None

Reference Form 2009 – Itaú Unibanco Holding S.A

a.
court: (i) 15ª. Vara Cível do Foro Central da Comarca da Capital (SP); (ii) 3ª Vara Cível do Foro Central da Comarca da Capital (SP); (iii) 8ª Vara Cível do Foro Central da Comarca da Capital (SP); (iv) 7ª Vara Cível do Foro Central da Comarca da Capital (SP); (v) 39ª Vara Cível do Foro Central da Comarca da Capital (SP); (vi) 15ª Vara Cível do Foro Central da Comarca da Capital (SP); (vii) 4ª Vara Cível do Foro Central da Comarca da Capital (SP); (viii) 15ª Vara Cível do Foro Central da Comarca da Capital (SP); (ix) 15ª Vara Cível do Foro da Comarca da Capital (SP); (x) 4ª Vara Cível do Foro Central da Comarca da Capital (SP); (xi) 15ª Vara Cível do Foro da Comarca da Capital (SP); (xii) 15ª Vara Cível do Foro da Comarca da Capital (SP).

b.
jurisdiction: (i) 1st instance court; (ii) 1st instance court; (iii) 2st instance court; (iv) Superior Tribunal de Justiça (STJ); (v) 1st instance court; (vi) 2st instance court; (vii) 2st instance court; (viii) 2st instance court; (ix) Superior Tribunal de Justiça (STJ); (x) 2st instance court; (xi) 2st instance court; (xii) 1st instance court.

c.
filing date: (i) May 10, 2002; (ii) July 10, 2001; (iii) November 27, 2000; (iv) October 05, 2000; (v) February 17, 2000; (vi) May 10, 2002; (vii) April 15, 2002; (viii) March 25, 2002; (ix) December 20, 2000; (x) May 15, 2002; (xi) March 1, 2001; (xii) May 10, 2002.

d.
parties to the proceeding (minority shareholders): Sumatra Comércio e Indústria, Importações e Exportações Ltda., João Antonio Lian, estate of Yerchanik Kissajikian, Antranik Kissajikian, André Kissajikian, Suely Kissajikian, Vanda Kissajikian Mordjikian, Companhia Iniciadora Predial e Comercial Empreendimentos Brasil S.A., Renato Cifali, Arlete Sanchez Morales Cifali, Hélio Caretoni, Luiz Carlos Ferreira, Sylvio Propheta de Oliveira, Clube de Investimentos FHS and Panamá Empreendimentos e Participações.

e.	amounts, assets or rights involved: capital increases of Banco Bandeirantes S.A. (“Bandeirantes”), subscribed by Caixa Geral de Depósitos.

f.
main facts: The plaintiffs in the same lawsuit or in different ones, based on alleged losses arising from presumed unjustified dilution resulting from the capital increase of Bandeirantes subscribed by Caixa Geral de Depósitos, seek for indemnity. It should be noted that mentioned capital increases were made at times when Bandeirantes was going through severe financial difficulties, and in all of them the shareholders’ preemptive right was assured.

g.	chance of loss: Remote or possible, depending on the individual case.

h.	analysis of impact in the event of an unfavorable decision: unliquid.

i.	amount of provision, if any: None

a.	court: 26ª Vara Federal – São Paulo (SP)

b.	jurisdiction: 1st instance court (phase of service: processing of estates)

c.	filing date: February 14, 1985

d.	parties to the proceeding (minority shareholder): Elizabeth da Veiga Alves

e.	amounts, assets or rights involved: Merger of Banco União Comercial into Itaú Unibanco S.A. (“Itaú Unibanco”).

f.
main facts: This is a Brazilian Special Lawsuit (Ação Popular) questioning the process of the merger of Banco União Comercial into Itaú Unibanco, with the claim for the refund of alleged damages that would have been paid by União Federal arising from the said merging process.

g.	chance of loss: Remote.

h.	analysis of impact in the event of an unfavorable decision: unlliquid.

i.	amount of provision, if any: None.

Reference Form 2009 – Itaú Unibanco Holding S.A

a.	court: 3a. Vara da Justiça Federal de Minas Gerais

b.	jurisdiction: Superior Tribuna de Justiça (STJ)

c.	filing date: August 17, 1982

d.	parties to the proceeding (minority shareholders): Ítalo Aurélio Gaetani plus 71 co-Plaintiffs

e.	amounts, assets or rights involved: Merger of Banco Mineiro into Unibanco – União de Bancos Brasileiros S.A. (“Unibanco”).

f.	main facts: This lawsuit refers to an indemnity claim filed by minority shareholders due to the alleged loss incurred as a result of the process of merging of Banco Mineiro into Unibanco.

g.	chance of loss: Possible

h.	analysis of impact in the event of an unfavorable decision: unliquid.

i.	amount of provision, if any: R$980,000.00

4.5.  With respect to the confidential relevant proceedings in which the Issuer or its subsidiaries are a party and which have not been reported in items 4.3 and 4.4 above, analyze the impact in the event of an unfavorable decision and inform the amounts involved

The Issuer and its subsidiaries are not parties to confidential proceedings that are considered significant.

4.6. Describe the repetitive or related legal, administrative or arbitration proceedings based on similar legal facts or causes that are not confidential and that are collectively relevant to which the Issuer or its subsidiaries are a party, specifying labor, tax and civil claims, among others, and indicating:

Civil Proceedings of in Relation to Monetary Stabilization Plans

Between 1986 and 1994, the Federal Government implemented a number of monetary stabilization plans, better known as Cruzado, Bresser, Verão, Collor I, Collor II and Real, with the purpose of controlling the high and chronic inflation that jeopardized Brazil’s stability for years.

In order to implement the plans, several laws were enacted by successive governments, in the full exercise of the powers conferred upon them by the Federal Constitution to regulate the monetary and financial system.

These laws, however, started to be questioned by the holders of savings accounts at that time. They claimed alleged differences in monetary correction arising from changes established by referred plans in the savings accounts indexes.

Individual proceedings

The Bank is a party to mass and repeated individual proceedings related to the monetary stabilization plans. Such claims are provided for based on statistics criteria when the Bank is served with notice, and the provision they take into consideration the amounts paid upon the termination of mentioned claims. Such criteria may be adjusted in accordance with the balances included in the statements of the savings accounts of that time or according to the amount of the escrow deposit demanded.

Brazilian Class Action proceedings

The Bank is also a party to Brazilian Class Actions proceedings regarding the same issue, filed by the Public Prosecution Office and by consumer protection associations.

After the final and unappealable judgment on these lawsuits, the provision is recognized for each new individual claim, as it arises, and the same criteria are adopted for accrual for individual proceedings.

Reference Form 2009 – Itaú Unibanco Holding S.A

Controversial case law

There is controversy regarding the case law of the Brazilian Supreme Court arising from the fact that a different treatment from that given to savings accounts has been given to a similar economic event. In the case of investments in Bank Deposit Certificates (“CDB”) and corrections applied to agreements in general, the case law of the Brazilian Supreme Court has already been established as favorable to the constitutionality of the laws that governed the monetary stabilization plans. Due to this controversy, a special lawsuit (Arguição de Descumprimento de Preceito Fundamental n. 165 – “ADPF165”), was filed by Confederação Nacional do Sistema Financeiro (“CONSIF”) before Brazilian Supreme Court under a provision of Brazilian Federal Constitution. Banco Central do Brasil (the Central Bank of Brazil) acts in mentioned special lawsuit as an advisor (amicus curiae), evidencing the fact that savers have not incurred into losses and defending the constitutionality of the monetary stabilization plans. There is no final rulling yet.

Mainly for this reason, the Bank believes in the legality of ADPF 165, and also because it was just complying with the legal rules that established the monetary stabilization plans, strictly following the determinations of the Conselho Monetário Nacional (Brazilian National Monetary Council) and Banco Central do Brasil (the Central Bank of Brazil).

Civil claims from different origins

In addition to the claims related to the monetary stabilization plans, there are other civil proceedings against the Bank arising from different indemnity claims for loss and suffering and property damage, and claims resulting from the ordinary course of its business related to, for example, the contesting of bills, bounced checks and the inclusion of information in the credit protection registry.

The total amount of the provision for civil proceedings at December 31, 2009 was R$2,409,698 thousand.

The amounts involved in civil proceedings include the total provision mentioned above plus the contingencies classified into possible amounting to R$ 384,529 thousand, totaling 2,794,227 thousand.

Tax Claims

In the tax sphere, the conglomerate has countless repetitive claims in which the levy of the Service Tax (ISS) is challenged and for which a provision of R$256 million was recorded at December 31, 2009. The discussions address the following legal theses:

ISS leasing – place of service provision/calculation basis

The companies that carry out leasing operations in Itaú Unibanco conglomerate pay ISS (tax on services) to the municipality where the service provider is located, where the leasing activity is effectively performed, consisting on the credit approval, management of agreements and leased assets, and where the contracting company’s employees are located, all of the foregoing  pursuant to Supplementary Law No.116/03. On the other hand, the same legislation sets forth that the tax calculation basis is the price of the service. The ISS calculation basis, specifically detailed in the wording of the municipal legislation, is based on the amount of the considerations for the leases.

Several Itaú Unibanco conglomerate companies are assessed and become parties to execution proceedings proposed by other 300 municipalities that require the payment of the same ISS in their territories. Those are the municipalities of the retail store where the lessee chooses the leased asset, in general, the retail store that sells cars. The calculation basis used in the tax assessment entry is usually higher than the consideration for the lease. The place where the service is provided and the calculation basis are challenged in these said claims.

The issue will be judged by the Superior Court of Justice under the new procedure for judgment of repetitive appeals. Considering that ISS tax is currently due and paid in the location where the service is rendered, which in this case is the same location where the company is established, we believe that the municipalities demand for a double payment of the same ISS tax is groundless and should not proceed.

ISS financial activity

The financial institutions of the Itaú Unibanco conglomerate pay ISS on income resulting from the effective provision of services, such as checking account opening fees and credit card management fees. On the other hand, they are assessed and become parties to tax foreclosures collecting the payment of the municipal tax on other income that is typical of financial activity, such as income from financial operations. The conglomerate believes that the assessed income should not be characterized as service provision or is not included in the list of taxed services attached to Supplementary Law No. 116/03, and therefore the collection of ISS is illegal.

Reference Form 2009 – Itaú Unibanco Holding S.A

Regarding the repetitive processes of Service Tax, there is provision of R$ 256 million. In addition to the amounts accrued, we also have discussions on involving this same tax, a value of R$ 560 million, which were disclosed in our Notes to the financial statements of 12.31.2009. Thus, the sum of contingencies provided with the values reported in the Notes to total amount of R$ 816 million.

Labor Claims

The Issuer did not identify labor claims in progress on December 31, 2009 that are significant in terms of matter or of the amount involved. The same occurred regarding its subsidiary companies.

4.7. Describe other relevant contingencies that are not included in the previous items

We refer to Note 12 of our Financial Statements as of December 31, 2009, already published, to inform that there is in our consolidated financial statements, balances provisioned for tax contingencies and legal obligations totaling R$ 8,278,537 thousand (R$ 1,457,510 thousand for contingencies and R$ 6,821,027,000 for legal obligations) for contingencies amounting to R$ 2,409,698, for labor the total amount is R$ 3,163,601 and for other contingencies the total amount is R$ 257,672 thousand.

 The main thesis taxes provided are the following:

Main Theses Provisions - Legal Duties and Tax Contingencies
		R$ thousand
Tax	Issue	Amount
PIS/COFINS	Income x Gross Revenue: the levy on income from the sale of goods and services to the detriment of total revenue is disputed, the, alleging unconstitutionality of paragraph 1, article 3, of Law No. 9.718/98.	4,427,995
IRPJ/CSLL	Taxation of Income Earned Abroad: the exemption of positive result of equity in earnings from investments abroad is being claimed.	436,331
CSLL	Isonomy: the payment of tax at the rate of 9%, instead of 15% is being claimed, alleging the unconstitutionality of article 41 of Law No. 11.727/08.	444,197
PIS	Anteriority over Ninety Days and Non-retroactivity: the rejection of Constitutional Amendments No. 10/96 and 17/97 is being claimed in view of the anteriority and non-retroactivity principles, with regard to payments pursuant to Supplementary Law No. 07/70.	330,928
INSS	Independent Workers and Management Members: the non-levy on payments made to of independent workers and management members in the period of the Supplementary Law No. 84/96 is being claimed, alleging its unconstitutionality.	255,323

In addition to the balances provided for, the Note 12 of our audited financial statements informs the balances of contingencies evaluated as possible loss, at R$ 384,529 thousand, and tax contingencies evaluated as possible loss in the total amount of $ 3,546,891 thousand, which is explained by the main theses described below.

Main Theses Loss Possible - Tax Contingencies
		R$ thousand
ISS	Banking Activities: the fact that operational income cannot be mixed up with service income and/or that the income in question is not mentioned in Supplementary Law No. 116/03 or in Decree Law No. 406/68 is in question	418,413
IRPJ/CSLL	Losses on the Receipt of Credits and Discounts Granted in Credit Renegotiation: their deductibility is being defended.	428,479
IRPJ/CSLL/PIS/COFINS	Usufruct of Quotas and Shares: the accounting and tax treatment of the amount received as a result of the setting up of the usufruct is being questioned.	341,237
IRPJ/CSLL/PIS/COFINS	Rejection of the Offset Request: liquidity and the certainty of the offset credit are being analyzed.	300,130
IRPJ/CSLL/	Taxation of Revenue Abroad: the criteria used to assess the calculation basis and to establish the taxable income are being questioned.	264,443
IRPJ/CSLL/	Goodwill: defend the deductibility of goodwill incurred in acquisition of companies incorporated	198,586
IRPJ/CSLL	Expenses Incurred on the Acquisition of Customer’s Portfolio: their deduction is being defended.	171,409
IRPJ	Allowance for Loan Losses: the use of the rate of 1.5% for quantification of the expense, in view of the non-retroactivity of IN SRF No. 80/93, is being claimed.	164,441
ISS	Lease Operations: the place of the service provision and the calculation basis are being questioned.	142,292
INSS	Non-Compensatory Amounts: the non-levy of the tax on these amounts is being defended.	134,709
IRRF	Differences in the Completion of Declaration of Federal Contributions and Taxes (“DCTF”): sundry collections arising from differences in the completion of DCTF	83,698
IRPJ	Disallowance of Losses: the invalidity of the disallowance of losses which were ex-officio allocated in the calculation of several tax entries by the SAPLI system is alleged.	78,964
IRPJ/CSLL	Limit of 30%: the offset of loss without the limit of 30% of income in the case of the merger or winding up of companies is being questioned.	66,685
ITR	Legal Reserve: Farms with overlapping deeds were received as payment in kind of debts, and there is no evidence of the setting up of the legal reserve.	63,998

There are no other relevant contingencies in the case of the Issuer.

Reference Form 2009 – Itaú Unibanco Holding S.A

4.8. With respect to the rules of the foreign Issuer’s country and to the rules of the country in which the foreign Issuer’s securities are in custody, if different from the original country, please identify:

a) restrictions imposed on the exercise of political and economic rights

Not applicable.

b) restrictions on outstanding securities and their transfer

Not applicable.

c) cases for the cancellation of registration

Not applicable.

d) other issues of interest to investors

Not applicable.

Reference Form 2009 – Itaú Unibanco Holding S.A

ITEM 5. MARKET RISK

5.1. Describe, on a quantitative and qualitative basis, the main market risks to which the Issuer is exposed including those with respect to foreign exchange risks and interest rates

We conduct comprehensive analysis of market risk based on risk factors that may affect our positions. Transactions, including derivatives, are separated according to the risk factors that may affect their market value and are then grouped in different ways in accordance with business strategies. These techniques aim at quantifying the potential reduction in results, associated with changes in the market risk factors. Each risk factor is related to market parameters whose variation may affect the market value of our transactions. Risk analyses are conducted for each risk factor estimating potential losses using Value at Risk, or VaR, models based on the statistical behavior of risk factors at a confidence level of 99% and stress models.

 The risk analyses aim at quantifying the exposure to risk, assessed by the models of Value at Risk - VaR (99% confidence level), stress simulations and VaR Stress, checking its adequacy to the limits established according to the defined appetite and the economic capital to cover these risks.

In view of their particularities, transactions are classified in two groups:

•           Trading portfolio (trading book): consists of all transactions in financial instruments and commodities, including derivatives, which are held with the intention of trading or to hedge other elements of the trading book and are not subject to limitations on their marketability. Transactions held in the trading book are those intended for resale. The trading book is managed by the flow book trading desk and the proprietary trading desk; and

•           Non-trading portfolio (banking book or “structural gap”): consists of all transactions not classified in the trading book. It consists of structural transactions and their hedges, as well as transactionscarried out to manage our non-trading portfolio.

As result of the Association during 2009 we have unified the risk models and control and existing procedures.

We monitor our trading book through the use of VaR models, VaR Stress scenarios, maximum loss limits, or Stop Loss, and maximum loss alerts (which alerts that the Stop Loss may be reached under stress scenarios). We manage our banking book through the use of VaR models, VaR Stress scenarios and profit and loss simulations under stress scenarios.

VaR is a statistical measure that estimates the maximum potential economic loss under normal market conditions based on probability and time horizon. As presented in the following tables, VaR corresponds to the maximum potential economic loss in one day with a confidence level of 99%. VaR Stress is a scenario analysis that evaluates the assets and liabilities of a portfolio assuming extreme market conditions, based on historical and projected scenarios. Accordingly, the greatest loss in a stress scenario and/or the greatest loss generated by the multiple combination of several stress scenarios are determined.

Stop Loss (maximum loss) is the maximum loss amount, measured based on the materiality standards for our financial statements that a trading desk can reach in one day. Maximum loss alerts are triggered by actual losses considered together with the maximum potential loss under stress scenarios.

Profit and loss simulations are made based on stress scenarios that assume extreme market conditions that vary though optimistic, pessimistic and very pessimistic. These scenarios are defined by CECON (Macroeconomic Scenario Assessment Committee), which projects interest rates, inflation, spreads, exchange rates, GDP and other inputs and determines the optimistic, pessimistic and very pessimistic scenarios.

Reference Form 2009 – Itaú Unibanco Holding S.A

The main market risk factors that we analyze in the domestic operations risk control process are:

•           Fixed rate;

•           Taxa Referencial (“TR”): risks linked to other referential rates, primarily the reference interest rate (TR);

•           Dollar linked interest rate:

•           Foreign exchange rate;

•           Equity;

•           Brazilian inflation index linked interest rate: including General Market Price Index (Índice Geral de Preços – Mercado), or IGP-M, and Large Consumer Price Index (Índice de Preços ao Consumidor Amplo), or IPCA;

•           Sovereign risk;

•           Commodities;

•           Diversification effect: reducing risk due to the combination of several risk factors.

International Operations

We maintain active positions with respect to our international operations. The main risk factors to which we are exposed are:

•           the LIBOR interest rate; and

•           the market risk of corporate bonds and bonds issued by the Brazilian Government

In the Foreign Units owned by the conglomerate, mainly Banco Itaú Europa, Banco Itaú Argentina, Banco Itaú Chile, Banco Itaú Uruguai, the main risk factors to which we are exposed are:

•           fixed rates (foreign);

•           exchange rate;

•           local inflation-indexed interest rates.

VaR Global

The table below shows Consolidated Global VaR, comprising the portfolios of Itaú Unibanco, Itaú BBA, Itaú Europa, Itaú Argentina, Itaú Chile, and Itaú Uruguay. Itaú Unibanco’s and Itaú BBA’s portfolios are analyzed together and segregated by risk factor.

It can be seen that the diversification of business units’ risks is significant, which enables the group to maintain overall exposure to market risk at low levels when compared to its equity.

VaR- Itaú Unibanco Holding			R$ Million
VaR by Risk Factor	12/31/2009 (*)		12/31/08
Itaú Unibanco + Itaú BBA
Fixed Rate	69.1		159.3
TR	11.7		13.8
Inflation Indexes	16.2		4.6
Dollar Linked Interest Rate	11.3		16.6
Foreign Exchange Rate – US$	13.7		17.2
Foreign Sovereign and Private Securities	2.2		22.2
Equities	7.4		15.5
Foreign Interest Rate	1.8		7.8
Commodities	3.1		0.0
Other Foreign Exchange Rate	3.7		1.0
Other	3.8		8.6
UNIBANCO	(**	)	161.6
Itaú Europe	1.7		5.9
Itaú Argentina	1.4		5.1
Itaú Chile	0.8		1.1
Itaú Uruguay	0.3		2.8
Diversification Effect	(61.1)		(97.9)
Global VaR	87.2		345.3
Maximum VaR	241.6		814.6
Average VaR	160.8		263.0
Minimum VaR	60.9		126.6

(*) Considers Flow Book portfolio - Itaú Unibanco
(**) Contained Unibanco Portfolio / consolidated in their risk factors.

Reference Form 2009 – Itaú Unibanco Holding S.A

5.2. Describe the market risk management policy adopted by the Issuer, its objectives, strategies and instruments, indicating:

Market risk management is the process through which the institution manages and controls the potential risk of fluctuations in the market quotations of financial instruments. Its main objectives are: controlling the exposure to market risk and optimizing the risk-return ratio by using sophisticated management models and tools.

The control of market risk includes all the financial instruments of the portfolios of the companies owned by Itaú Unibanco Holding S. A. and the related significant processes and controls.

The Market Risk Management Policy of Itaú Unibanco Holding S. A. is in line with the principles of National Monetary Council (“CMN”) Resolution No. 3,464.

The Policy comprises a set of principles that guide the Institution’s strategy on the control and management of the market risk of all business units and legal entities of the conglomerate.

Market risk management strategy of Itaú Unibanco Holding S. A.

Itaú Unibanco Holding S. A. uses extensive and complementary methods, as well as quantitative and qualitative tools, to estimate, monitor and manage risks, based on the best practices adopted by the market.

The market risk management strategy of the institution is continually revised, aiming the leadership in performance and keeping up with the best practices in the financial markets.

The development of models for optimizing the portfolio assists in finding which portfolio of financial assets achieves the best risk-return ratio.

The risk management strategy of Itaú Unibanco Holding S. A. aims at balancing the business objectives of the company with its risk appetite, taking into consideration the following:

•	The political, economic and market scenario;

•	The market risk portfolio of the institution;

•	The presence of the expertise needed to operate in specific markets.

Itaú Unibanco has only one structure which controls the conglomerate’s market risk, being responsible for the regulation and consistency of the management and control activities, in compliance with the approved procedures.

In the external units there are specific structures for market risk control, including with the purpose of meeting the regulatory requirements specific of the country in which they are located. Said structures are segregated from the operational areas, and they are managed by a local Chief Risk Officer (CRO), who is administratively subordinated to the unit's main executive, and functionally to the independent risk control executive boards.

The particularities of each country are contemplated in the external units’ policies related to market risk, reflecting the requirements of the local regulatory bodies and observing the adherence to the topics described in this document.

The market risk control and management process is submitted to periodic review aimed at maintaining alignment with the best market practices and adhering to the continuous improvement processes at Itaú Unibanco Holding S.A.

a) risks that are intended to be hedged

The market risks arising from the businesses conducted by the Bank are overseen by the Treasury, which works within fixed risk limits. Except for the limit granted to the Treasury, the bank does not allow other business areas to take market risk, unless it is under a regime of exception and through the delegation of a superior committee.

In this context, the Treasury usually provides, when and if necessary, hedges against the risk of interest rates, currency, credit, commodities and shares.

Reference Form 2009 – Itaú Unibanco Holding S.A

b) equity hedging strategy

The Treasury of Itaú Unibanco concentrates the Bank’s market risk, always providing hedge (transfer pricing) transactions for the commercial areas that have contact and negotiate transactions with clients.
 The Treasury mandate allows it to manage market risk positions within the limits of: exposure to market movements, trading instruments and the credit risk of counterparties.

These limits (list in case of instruments) are determined at superior committees, monitored daily by an independent area and reported to the senior management if they are exceeded. In the case of market risk, the determination is based on market movements that are historical and statistical (“VaR”) and stress scenarios.

The Bank adopts a hedging strategy for its investments abroad (in foreign currency).

c) instruments used for equity hedging purposes

The instruments used are operations in futures and forward markets inside and outside Brazil. The most widely used instruments in Brazil are futures and forwards carried out at stock exchanges and with a foreign counterparty, respectively. Outside Brazil, the most widely used instruments are the non-deliverable forward and forwards on the OTC (“Over-the-Counter”) market with counterparties in the international financial market and futures transactions carried out on foreign stock exchanges.

d) parameters used for managing these risks

Risk measures

•
Calculation of the statistical (VaR): statistical measure that estimates the expected maximum potential economic loss under regular market conditions, taking into consideration the defined time period and confidence level;

•
Calculation of losses in VaR Stress scenarios: simulation technique for simulation to evaluate the performance of the assets and liabilities of a portfolio when several financial factors are under extreme market conditions (based on past scenarios or constructed hypotheses);

•	Stop Loss Alert: alert relating to the amount of actual losses added to the maximum potential loss in optimistic and pessimistic scenarios.

•	Realizable Result (“RaR”): evaluation of the difference between value with appropriated interest and market value, under normal and stress scenarios, reflecting accounting asymmetries.

Sensitivity measures

•	Gap analysis: graphic representation by risk factor of cash flows expressed at market value allocated to maturity dates;

•
Sensitivity (DV1): sensitivity measure of the portfolio result in function of the interest curve of the risk factor, considering the result that would arise were it to shifts 1 basis point (0.01%) from the annual rate.

Loss control:

•	Maximum loss (Stop Loss): maximum loss that an agent, a subdesk or the desks with transactions classified in the trading portfolio may reach.

Limit framework:

•
Market risk limits are structured in accordance with the guidelines provided by the Risk Policies Superior Committee (“CSRisc”), based on the evaluation of the projection of balance sheet results, the size of, net worth and risk profile of each legal entity, and are defined as risk measures used for management;

•
Upper limits: established by the Institutional Superior Treasury Committee (“CSTI”) of the Bank (whereas the daily control is set by the control units, and monitoring and reporting to Superior Committees is incumbent upon the DCRML);

•	Internal limits: established by the local risk management committees and controlled day-to-day by the units, without prejudice to the upper limits.

Reference Form 2009 – Itaú Unibanco Holding S.A

Allocated economic capital:

•	Used as a guarantee that the institution will be able to absorb the impact of unexpected losses, thus enabling the continuity of activities in adverse scenarios.

e) if the Issuer carries out transactions involving financial instruments for different equity hedging purposes and what these purposes are

The bank carries out transactions involving financial instruments with purposes other than protecting its equity, such as to hedge its portfolios in transactions with clients, to operate in the market through arbitrage when these situations are implied in asset prices and to manage its investment risks.

f) organizational structure for risk management control

Risk management process

Risk management at Itaú Unibanco is the process where:

•	The existing and potential risks of a transaction are identified;

•	Risk limits are established, in line with all business strategies of the bank;

•	Policies, procedures and methodologies are approved, consistently with the agreed-upon risk limits;

•	The bank’s risk portfolio is managed vis-à-vis the best risk-return ratios;

•	The allocation of economic capital is consistent with risks incurred.

Risk management is considered by Itaú Unibanco Holding S. A. as a key instrument for optimizing the use of capital and selecting the best business opportunities, and it is aimed at achieving the best risk-return x Return ratio for its shareholders.

This process has characteristics that permeate the institution as a whole and top management, by means of committees, defines the major objectives that are passed on as goals and limits to the business units that manage risks. The control units, in turn, provide feedback to the top management, reporting the results of the consolidated monitoring of risks.

The organizational structure of risk management of Itaú Unibanco Holding S. A. is in compliance with the recommendations of the Basel Committee.

In September 2007, a Risk Superior Committee was organized, which is currently named the CSRisc, which establishes the general risk policy of Itaú Unibanco Holding S. A. and monitors its performance through four major committees: the Institutional Treasury Superior Committee, and Treasury and Liquidity Superior Committee, which assess and establish strategies for market and liquidity risks; the Credit Superior Committee, which manages the credit risks; and Audit and Operational Risk Superior Management Committee (CSAGRO), which is responsible for operational risks and internal controls.

The risk monitoring activities, according to the policies established by the committees, are centralized in the Credit, Operational and Insurance Risk Control Offices and DCRMLs of - Itaú Unibanco Holding S. A.

Reference Form 2009 – Itaú Unibanco Holding S.A

Based on corporate governance practices recommended by international organizations and by the Basel II Accord, the Risk and Capital Management Committee was created in April 2008 to be the highest hierarchical body of risk and capital management at Itaú Unibanco Holding S. A. The Risk and Capital Management Committee is responsible for reviewing, approving and monitoring the implementation of policies and methodologies on risk management and capital allocation, which includes the establishment of limits for: (i) exposure to the several risks and (ii) capital allocation, assuring full adherence to regulatory requirements.

Capital and Risk Management Committee

In order to comply with CMN resolutions and strengthen the internal controls structure, the creation of the Capital and Risk Management Committee was approved in 2008. This Committee is composed of members annually elected by the Board of Directors among the members of this Board, of the Executive Board of the company and controlled companies, and from professionals with proven knowledge in the capital and risk management area.

The meetings are held on a quarterly basis and it is incumbent upon the Committee:

•	To define the holding company’s global risk appetite (types and levels of acceptable risks);

•	To evaluate and approve the holding company’s policies, procedures and limits of capital and risk management;

•	To review the risk exposures, performance and adequacy of capital in relation of the risk appetite.

Risk Policy Superior Committee (CSRisc)

The meetings of the CSRisc are held on a bi-monthly basis. It is incumbent upon this Committee:

•	To establish general risk policies that define the operating methods and competences for specific decision-making bodies, and the managers of each type of risk;

•	To approve the procedures required for the effective compliance with the established policies and processes;

•	To analyze high value-added decisions, approved by different committees, and their impact on the economic capital and compliance, in terms of the established risk policy;

•	To establish limits for each type of risk;

•	To ensure the holding company’s risk management is consistent over time;

•	To discuss the most significant risk factors and plans to mitigate them;

•	To coordinate the implementation of risk management instruments.

CSTI

The meetings of this committee are held on a monthly basis. Its main responsibilities are to discuss and decide on the following, considering the competence granted by the CSRisc:

•
The position limits for market risk and the limits for maximum loss (VaR) of positions (including under stress conditions for each type of risk) subordinated to those defined by CSRisc, and it may also establish additional or supplementary controls and limits, as necessary;

•	The operational guidelines and decision-making powers granted to the Institutional Treasury Management Committee (“CGTI”);

•	The retention periods of the main types of risks, considering the size of positions and market liquidity;

•	The positions under management of this committee;

•	The risk control models and procedures, including the supplementary ones stipulated by CSRisc;

•	Issues and limits related to the treasury operational limit;

•	Stop Loss policies;

•	Incentive policies.

Reference Form 2009 – Itaú Unibanco Holding S.A

Manager Committee of Institutional Cash (CGTI)

The meetings of this committee are held on a weekly basis and its responsibilities are to discuss and decide on the following, taking into consideration the competence granted by CSRisc and SCTI, on market risk limits, risk models and procedures and the retention of positions in the main types of risk.

Macroeconomic Scenario Assessment Committee (CECON)

The meetings of this committee are held on a monthly basis and its responsibilities are to establish the basic macroeconomic variables for the basic and stress scenarios, which are the basis to contextualize the main financial variables. Risk limits for different positions assumed by the conglomerate are determined according to these scenarios.

g) adequacy of operating structure and internal controls to verify the effectiveness of the policy adopted

The Market Risk Management Policy defines the market risk scope and management structure. The policy covers all financial instruments included in the portfolios of companies owned by the Issuer and the processes and controls significant for the achievement of the business objectives, and the implementation of risk management independent from the business area, structured as follows:

The market risk control covers all positions materially relevant included in the portfolios of the financial and non-financial companies belonging to Itaú Unibanco. This control is exercised through only one structure. In the external units there are structures for market risk control, which are administratively subordinated to the unit's main executive, and functionally to the independent risk control executive boards.

The adherence of the Market Risk Control Units and management to the policies and strategies defined by the Superior Committees of the institution are periodically checked by the Internal Controls Offices, subordinated to the Operational Risk and Efficiency Area (“AROE”).

The Internal Controls Offices are responsible for the periodic quality evaluation of internal controls and the adherence of the processes to the guidelines issued by top management.

The internal controls methodology is based on the following phases:

1)	Mapping of processes, assuring that they:

•	Enable the understanding of the process;
•	Include details of critical controls and activities;
•	Are updated.

2)	Development of the Risk and Control Matrix, addressing:

•	Major risks of each phase;
•	Controls considered adequate to mitigate risks, include monitoring in compliance with the defined rules and policies.

3)	Analysis and conducting of tests, considering whether:

•	The established tests are adequate to evaluate the effectiveness of controls;
•	The documentation on the tests procedure is clear and sufficiently detailed to enable them to be repeated;
•	The result of the test effectively shows the adequacy/inadequacy of the control.

4) Reporting on control deficiencies to managers of areas for the development of action plans.

5) Monitoring the implementation of action plans for the correction of the identified control deficiencies.

Reference Form 2009 – Itaú Unibanco Holding S.A

5.3. Inform whether, with respect to the previous year, there were significant changes in the main market risks to which the Issuer is exposed or in the risk management policy adopted

The consolidated Itaú Unibanco Holding S. A. maintained its policy of operating within low risk in relation to its capital. The amounts at risk at the consolidated level were, as in the units that form it, affected both by the reduction of volatility levels in the main internal and external risk factors over 2009, as well as by the conservative management of the portfolio.

We note that, as shown in the table included in item 5.1, the diversity of risks of the business units is significant, enabling the conglomerate to continue to have a total exposure to market risk that is very limited as compared to its capital.

5.4. Supply other information that the Issuer may deem relevant

All information was presented in the previous items.

Reference Form 2009 – Itaú Unibanco Holding S.A

ITEM 6 - HISTORY OF THE ISSUER

6.1. With respect to the Issuer’s incorporation, please inform:

a) Date

Incorporation Stockholders' Meeting on September 9, 1943

b) Type of business organization:

Corporation

c) Country of incorporation

Brazil

6.2. Inform term of duration, if any

Undetermined

6.3. Outline in brief the history of the Issuer

Itaú Unibanco Holding S.A. retained the huge legacy, the same sound bases, the corporate position, the values and principles formulated during the history of both legacy institutions, Itaú and Unibanco, created by men who believed in their ideas – Alfredo Egydio de Souza Aranha and João Moreira Salles.

The history of the two banks is intertwined in the timeline.  On September 27, 1924, the banking department of Casa Moreira Salles started its operations, later on it becoming Banco Moreira Salles. The institution, which would play the leading role in a continuous process of mergers and acquisitions, adopted the name of Unibanco in 1975.

The cornerstone of Itaú was founded by Alfredo Egydio de Souza Aranha, when he started Banco Central de Crédito. After the opening of the first branch on January 2, 1945, the close relationship he had with industrialists and merchants stimulated the bank’s first cycle of expansion. The Itaú brand was created in 1973. Even before, however, the name was already used in connection with other corporate names, such as Itaú América.

From the historic point of view, two names were crucial for individuals have been closely involved in the success achieved by Itaú and Unibanco: Olavo Setubal and Walther Moreira Salles. They were As entrepreneurs, and their lives were intertwined with the paths they succeeded in directing of the banks they led and in accordance with the economic, political and social history development of Brazil.

Over the last 85 years, their successors have been loyal to them, cultivating other common characteristic: the great capacity of meeting the client’s needs, with excellence and in an increasingly differentiated service offering.

On November 3, 2008, the controlling shareholders of Itaúsa and Unibanco Holdings entered into an agreement for combining the operations of Banco Itaú Holding and its subsidiaries and Unibanco Holdings, Unibanco and its subsidiaries (“the Merger").

In order to carry out the Merger, the Itaú and Unibanco financial groups carried out a corporate restructuring under which Unibanco Holdings and its subsidiary Unibanco became wholly-owned subsidiaries of Itaú Unibanco.

In the Extraordinary Stockholders’ Meeting of April 24, 2009, our shareholders approved the change of the name Itaú Unibanco Banco Múltiplo S.A. to Itaú Unibanco Holding S.A., which was approved by the Central Bank on August 12, 2009.

Reference Form 2009 – Itaú Unibanco Holding S.A

The first year of integration and opportunities

On November 3, 2009, one year has passed since the merger of Itaú and Unibanco that created Itaú Unibanco Holding S.A., it is the largest private financial conglomerate in the Southern Hemisphere in terms of assets, with over 100 thousand collaborators and tens of millions of clients. With presence in 12 countries  -- its commercial bank operations already cover all Mercosur member countries – Itaú Unibanco Holding S.A. is a highly flexible institution, which will allow it to increase Brazil's presence on the international banking scene.

Soon after the election of the Board of Directors, and with the definition of the Executive Committee of Itaú Unibanco, decisions regarding the business model and marketing opportunities were made. In the twelve-month period in which the operations of both banks have integrated, the results achieved have exceeded expectations. A search in all areas and businesses for the best of each bank was conducted in order to strengthen the new Bank’s operations and reach even higher quality standards.

The main initiatives related to the integration in 2009 were the following: the interconnection of ATMs for withdrawals and balance consultations; the unification of the stock tickers of Itaú and Unibanco at BM&FBovespa (the securities, commoditiesand futures exchange), at the New York Stock Exchange (“NYSE”) and at the Bolsa de Comércio de Buenos Aires (BCBA - Buenos Aires Trade Exchange); the launching of the unified Annual Report and sustainability policy; and the approval of the new Corporate Governance Structure by the Board of Directors, which started to operate supported by five committees: Strategy; Capital and Risk Management; Audit; Appointments and Corporate Governance; and Personnel. Also noteworthy was the rapid integration of Corporate, Investment Banking, Brokerage, Asset Management, Vehicle, Private and Treasury areas, which have been operating on a unified basis since the first quarter of the year. In the second half of 2009, the process of unification of Unibanco branches with the Itaú platform began and should continue up to the end of 2010.

In August 2009, Itaú Unibanco and Porto Seguro entered into an alliance, an important strategic decision aimed at the unification of residence and automobile insurance operations, with 1.2 million properties and 3.4 million automobiles insured. Itaú Unibanco is entitled to a 30% interest in the company’s earnings.

At the end of August 2009,  the International Advisory Board was organized with the main purpose of contributing to the expansion of Itaú Unibanco Holding S.A.’s  presence in the international financial community. This board will meet twice a year to discuss the analysis of the global and regional economy and of the international financial system.

In September 2009, for the tenth consecutive year, the Bank was included in the Dow Jones Sustainability Index, the main corporate sustainability ranking in the world. It is the only Latin American financial institution to have been included in the index since it was created.

In November 2009, for the fifth time, we were chosen to participate in the Corporate Sustainability Index (ISE) of BM&FBOVESPA. The portfolio brings together 38 shares of 30 companies that are considered to be committed with to sustainability, social responsibility and good corporate governance practices.

Stockholding structure

The shareholding control of Itaú Unibanco Holding S.A. is held by IUPAR - a holding company controlled by Itaúsa and Companhia E. Johnston de Participações (a holding company controlled by the former controlling shareholders of  Unibanco, members of the Moreira Salles family.

Additional information on the shareholding structure is available in items 8: Economic group and 17. Capital.

Reference Form 2009 – Itaú Unibanco Holding S.A

Important facts about the institutions unified to create Itaú Unibanco Holding S.A.

Unibanco

On September 27, 1924, a federal charter from the Government authorized the start of operations of the banking department of Casa Moreira Salles, one of the most important stores in the Minas Gerais city of Poços de Caldas.

Seven years later, the banking department of Casa Moreira Salles became an independent institution: Casa Bancária Moreira Salles.

In the following decade, the process of expansion began, from 1940 with the merger between Casa Bancária Moreira Salles, Banco Machadense and Casa Bancária Botelhos, which created Banco Moreira Salles.

Other initiatives that led to the bank’s growth:

•	1966, - Banco Moreira Salles, together with Deltec, Light and Power Co., and the Azevedo Antunes Group, created the Banco de Investimento do Brasil (“BIB”);

•	May 1967, - The Bank merged with Banco Agrícola Mercantil of Rio Grande do Sul, and its name changed to União de Bancos Brasileiros S.A. (“UBB”);

•	1970 – Takeover of Banco Predial of the State of Rio de Janeiro;

•	1972 – Unibanco assumed control over Banco de Investimento do Brasil (“BIB”);

•	1983 – Unibanco Seguradora entered into a partnership with Sul América, the leader in its sector. Sul América Unibanco Seguradora was created;

•	1995 – Acquisition of a portion of Banco Nacional S.A.’s assets;

•	1996 – Acquisition of 50% of Fininvest. Unibanco stocks were listed on the New York Stock Exchange (NYSE) and it became a partner of the AIG financial group;

•	2000 – Acquisition of total control over Fininvest, from Credibanco and Banco Bandeirantes;

•	2003 – Acquisition of Creditec;

•	2004 – Acquisition of HiperCard and the Brazilian operations of BNL (Banca Nazionale Del Lavoro);

•	2006 - Unibanco was the first bank of Latin America to reach the investment grade of the Moody’s rating agency in the issuance of debt in local currency settled in U.S. Dollars abroad;

•	2007 ~ 2009 – See item 6.5

Itaú

           The history of Itaú started in 1944, when, by initiative of Alfredo Egydio de Souza Aranha, the Banco Central de Crédito S.A. was incorporated.

The first branch of the bank began its operations on January 2, 1945, in the centre of São Paulo. Its vocation for growing manifested in that year already, by the end of which there were three branches in operation, two of them in the countryside of the State.

Mergers, takeovers and acquisitions take part in Itaú’s history. See some of these transactions below:

•	1964, - The merger with Banco Itaú S.A. (institution related to Minas Gerais businessmen), was carried out, creating Banco Federal Itaú S.A;

•	1966, - A new merger was carried out, this time with Banco Sul Americano do Brasil S.A. The bank took the name Banco Federal Itaú Sul Americano S.A.;

Reference Form 2009 – Itaú Unibanco Holding S.A

•	1969 – Merger with Banco da América S.A., with another change of name: to Banco Itaú América S.A.;

•      1970 – Purchase of Banco Aliança;

•      1973 – Takeover of Banco Português do Brasil;

•      1974 – Takeover of Banco União Comercial – BUC. Itaú doubled its size;

•      1985 – Takeover of Banco Pinto Magalhães;

•      1995 – Itaú assumed shareholding control over Banco Francês e Brasileiro S.A.;

•      1997 – Acquisition of Banco do Estado do Rio de Janeiro (BANERJ);

•      1998 – Acquisition of Banco do Estado de Minas Gerais (BEMGE);

•      2000 – Acquisition of Banco do Estado do Paraná;

•      2001 – Acquisition of Banco do Estado de Goiás (BEG);

•	2002 – Partnership with BBA Creditanstalt, creating Itaú BBA, the largest wholesale bank in the country;

•      2006 – Acquisition of BankBoston;

•      2007 ~ 2009 – See item 6.5

The internationalization of Banco Itaú began in 1980, with the opening of a branch in New York, the first outside Brazil. At the end of that same year, another branch was opened in Buenos Aires, which was later converted into Banco Itaú Argentina S.A.

•	1984, - Itaúsa Portugal – Sociedade Investimentos was founded, on which the incorporation of Banco Itaú Europa S.A was based ten years later;

•	1999 – The merger of Banco Itaú Argentina and Banco Del Buen Ayre was completed, creating Banco Itaú Buen Ayre S.A.;

•	2002 – The operations of Banco Itaú (ITU, currently named ITUB) started at the New York Stock Exchange (NYSE);

•      2004 – Opening of the branch in Tokyo, Japan;

•      2007 ~ 2009 – See item 6.5

6.4. Date of registration with CVM or indication that the registration is being requested

12/30/2002

Reference Form 2009 – Itaú Unibanco Holding S.A

6.5. Describe the main corporate events, such as takeovers, mergers, spin offs, acquisition of shares, disposals and acquisitions of shareholding control, acquisitions and disposals of important assets which the Issuer or any of its subsidiaries or affiliated companies have carried out, indicating:

2009

Event	Sale of shares in Allianz Seguros

Main conditions of the transaction
On December 29, 2009, Itaú Unibanco Holding S.A., through its subsidiary Cia. Itaú de Capitalização, and Allianz South America Holding B.V., a subsidiary of Allianz Europe B.V., entered into an agreement governing the acquisition by Allianz South America Holding B.V. of the 14.025% interest indirectly held by Cia. Itaú de Capitalização in the capital of Allianz Seguros S.A. The amount of this transaction was R$ 109 million. This transaction was completed on January 14, 2010, approved by the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica – “CADE”) in March 2010, and communicated to the Superintendency of Private Insurance (“SUSEP”). Following this transaction, Itaú Unibanco Holding S.A. and its subsidiaries no longer hold interests in Allianz Seguros S.A.

Companies involved
Itaú Unibanco Holding S.A., Cia. Itaú de Capitalização, Três “B” Empreendimentos e Participações Ltda., Allianz South America Holding B.V., Allianz Europe B.V,  Allianz Seguros S.A. and  Allianz do Brasil Participações Ltda.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, shareholders with more than 5% of the capital, and management members
No change in the Issuer’s corporate structure.
Corporate structure before and after the transaction
Before this transaction, Itaú Unibanco Holding S.A., through its subsidiary Cia. Itaú de Capitalização, indirectly held 14.025% ownership interest in the capital of Allianz Seguros S.A. Afterwards, Itaú Unibanco Holding S.A. and its subsidiaries no longer held ownership interest in Allianz Seguros S.A.

Reference Form 2009 – Itaú Unibanco Holding S.A

Event	Sale of all shares in Unibanco Saúde Seguradora

Main conditions of the transaction
On December 16, 2009, Itaú Seguros S.A. and Itaú Unibanco S.A. entered into an agreement for the sale of shares with a subsidiary of Tempo Participações S.A., one of the main companies in the country that provide special care services, dental plans and health services management, aiming at transferring the total capital in Unibanco Saúde Seguradora S.A. to the subsidiary company of Tempo Participações S.A. On April 29, 2010, the subsidiary company of Tempo Participações S.A. paid to Itaú Seguros S.A. and to Itaú Unibanco S.A. the amount of R$ 55 million for the transfer of all  shares of Unibanco Saúde Seguradora S.A. Depending on the performance of Unibanco Saúde Seguradora S.A. in the 12-month period after the closing date of the transaction, Itaú Seguros S.A. and Itaú Unibanco S.A. may be entitled to an additional payment of up to R$ 45 million. The transfer of the control over Unibanco Saúde Seguradora S.A. was approved by the  National Agency of Supplemental Health (Agência Nacional de Saúde Suplementar – ANS)  in April  2010 and by  CADE in December 2009.

Companies involved	Itaú Seguros S.A., Itaú Unibanco S.A., Unibanco Saúde Seguradora S.A., Tempo Participações S.A. and Atori 22 Participações Ltda.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, shareholders with more than 5% of the capital, and management members
No change in the Issuer’s corporate structure.
Corporate structure before and after the transaction
Before this transaction, Itaú Unibanco Holding S.A. held indirectly the total capital of Unibanco Saúde Seguradora S.A. Since this transaction has been completed, 100% of the capital of Unibanco Saúde Seguradora S.A. has been started being held by a subsidiary of Tempo Participações S.A.

Event	Renewal of the partnership with Magazine Luiza

Main conditions of the transaction
In September 2001, Unibanco – União de Bancos Brasileiros S.A. entered into a partnership with Magazine Luiza S.A. for incorporating a financial institution named Luizacred S.A. Crédito, Financiamento e Investimento. The scope of this financial institution is to offer consumer credit financial services and products exclusively to customers of Magazine Luiza S.A. Magazine Luiza S.A. directly and indirectly has 50% of interest in the capital of Luizacred S.A. Crédito, Financiamento e Investimento, and Itaú Unibanco Holding S.A. directly and indirectly has 50% of interest in the capital of Luizacred S.A. Crédito, Financiamento e Investimento. On November 27, 2009, the exclusive right of distribution of consumer credit financial products and services through Luizacred S.A. Crédito, Financiamento e Investimento through all distribution channels of Magazine Luiza S.A. was extended to December 31, 2029, for which Itaú Unibanco Holding S.A. paid the amount of R$ 250 million. Luizacred S.A. Crédito, Financiamento e Investimento is consolidated in our financial statements in proportion to the interest directly and indirectly held by Itaú Unibanco S.A.

Companies involved	Unibanco – União de Bancos Brasileiros S.A., Itaú Unibanco Holding S.A., Magazine Luiza S.A. and Luizacred S.A. Crédito, Financiamento e Investimento.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, shareholders with more than 5% of the capital, and management members
No change in the Issuer’s corporate structure.
Corporate structure before and after the transaction	Not applicable.

Reference Form 2009 – Itaú Unibanco Holding S.A

Event	Purchase of all shares issued by Itaú XL Seguros Corporativos S.A.

Main conditions of the transaction
On November 12, 2009,  Itaú Seguros S.A. and XL Swiss Holdings Ltd., a company controlled by XL Capital Ltd., entered into an agreement pursuant to which Itaú Seguros S.A. purchased the total shares issued by Itaú XL Seguros Corporativos S.A. held by XL Swiss Holdings Ltd., becoming the holder of 100% interest in Itaú XL Seguros Corporativos S.A. A separate agreement was signed through which Itaú Seguros S.A. shall provide, insurance coverage to XL Capital’s clients in Brazil and XL Capital’s Global Programs clients with operations in Brazil.

Companies involved	Itaú Seguros S.A., XL Swiss Holdings Ltd., XL Capital Ltd. and Itaú XL Seguros Corporativos S.A.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, shareholders with more than 5% of the capital, and management members
No change in the Issuer’s corporate structure.
Corporate structure before and after the transaction
Before this purchase, the control over Itaú XL Seguros Corporativos S.A. was shared, that is, 50% was held by Itaú Seguros S.A. and the other 50% was held by XL Swiss Holdings Ltd. Since this purchase, Itaú Seguros S.A. has held 100% of interest in the capital of Itaú XL Seguros Corporativos S.A.

Event	Partnership with Companhia Brasileira de Distribuição, which operates under the Pão de Açúcar brand

Main conditions of the transaction
On August 28, 2009, Companhia Brasileira de Distribuição (“CBD”), which operates under the Pão de Açúcar brand, and Itaú Unibanco S.A. concluded their negotiations concerning FIC – Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (“FIC”), in which both directly or indirectly hold 50% interest each, having agreed the following: (i) change the partnership agreement of FIC, in order to release Itaú Unibanco S.A.’s exclusivity obligation, for which Itaú Unibanco S.A. paid R$ 550 million to the Pão de Açúcar Group, and (ii) extend the exclusivity term granted by CBD to FIC through August 2029, for which Itaú Unibanco Holding S.A. paid R$ 50 million. The partnership provides for the sale of financial, insurance and private pension services and products (excluding extended warranty products) in stores of all types that at that time were directly or indirectly operated or owned by CBD, including supermarkets, convenience stores, electronic appliance stores, retail and wholesale stores, gas stations, drugstores, and by e-commerce. New stores purchased by CBD may be included in the partnership according to the criteria established in the agreements entered into between the parties. FIC is fully consolidated in our financial statements.

Companies involved	Companhia Brasileira de Distribuição, Itaú Unibanco S.A., FIC - Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, shareholders with more than 5% of the capital, and management members
No change in the Issuer’s corporate structure.
Corporate structure before and after the transaction	Not applicable.

Reference Form 2009 – Itaú Unibanco Holding S.A

Event	Alliance with Porto Seguro S.A.

Main conditions of the transaction
On August 23, 2009 Itaú Unibanco Holding S.A. and Porto Seguro S.A. entered into an alliance aimed at the unification of their residential and automobile insurance operations, which lead to the negotiation of an Operational Agreement for the exclusive offer and distribution of residential and automobile insurance products to the customers of Itaú Unibanco S.A. in Brazil and Uruguay. In order to implement the alliance, on November 30, 2009, the shareholders of Porto Seguro S.A. and Itaú Unibanco Holding S.A. approved the merger of ISAR Holding Ltda. into Porto Seguros S.A. (“Merger”). Until the merger, ISAR Holding Ltda. was the parent company of Itaú Seguros de Auto e Residência S.A., the company that received the assets and liabilities of Itaú Seguros S.A. related to the residential and automobile insurance operations. On the date of the merger, the companies of the Itaú Unibanco conglomerate became shareholders of Porto Seguro Itaú Unibanco Participações S.A., to which they contributed the total shares issued by Porto Seguros S.A. received in view of the merger. Accordingly, the Itaú Unibanco conglomerate from then on held an interest corresponding to approximately 43% in the capital of Porto Seguro Itaú Unibanco Participações S.A., and indirectly holds 30% in the capital of Porto Seguro S.A. This alliance is pending approval by the Brazilian Antitrust System (“SBDC”).

Companies involved
Porto Seguro S.A. and its subsidiaries, Itaú Unibanco S.A., Itaú Unibanco Holding S.A., ISAR Holding Ltda., Itaú Seguros de Auto e Residência S.A., Itaú Seguros S.A. and Porto Seguro Itaú Unibanco Participações S.A.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, shareholders with more than 5% of the capital, and management members
No change in the Issuer’s corporate structure.
Corporate structure before and after the transaction
Before this alliance, 100% of the capital of ISAR Holding Ltda. and of its subsidiary, Itaú Seguros de Auto e Residência S.A., was indirectly held by Itaú Unibanco Holding S.A. After the merger of ISAR Holding Ltda. into Porto Seguro S.A., 100% of the capital of Itaú Seguros de Auto Residência S.A. started to be held by Porto Seguro S.A. With the completion of the restructuring mentioned above, the Itaú Unibanco conglomerate now holds an interest corresponding to approximately 43% in the capital of Porto Seguro Itaú Unibanco Participações S.A., and indirectly holds 30% interest in the capital of Porto Seguros S.A.

Reference Form 2009 – Itaú Unibanco Holding S.A

Event	Transactions involving the shares of Redecard S.A.

Main conditions of the transaction
Banco Itaucard S.A. and Unibanco Participações Societárias S.A. sold in July 2007, through a secondary offering, approximately 107.6 million common shares, corresponding to 16.4% of the total capital of Redecard S.A. (“Redecard”), a company that captures and transmits information for the credit and debit card transactions of Mastercard and Diners Club in Brazil. Each share was sold at R$ 27.00, generating an income of R$ 1.6 billion after taxes. In March 2009, we purchased approximately 24 million shares of Redecard from Banco Citibank S.A. for the total price of R$ 590 million, giving rise to goodwill amounting to R$ 557 million, which was totally amortized in our consolidated financial statements at December 31, 2009. In view of this transaction, Itaú Unibanco Holding S.A. became the holder of over 50% interest in the total and voting capital of Redecard ; since the first quarter of 2009, we have fully consolidated the results of Redecard S.A. in our consolidated financial statements.

Companies involved	Banco Itaucard S.A., Unibanco Participações Societárias S.A., Redecard, Banco Citibank S.A. and Itaú Unibanco Holding S.A.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, shareholders with more than 5% of the capital, and management members
No change in the Issuer’s corporate structure.
Corporate structure before and after the transaction
Before the primary and secondary offering, Itaú Unibanco Holding S.A., through its subsidiaries, held approximately 63.8% interest in the capital of Redecard. In 2009, since the purchase of shares owned by Banco Citibank S.A. (as described above), Itaú Unibanco Holding S.A., through its subsidiaries, has held over 50% interest in the total and voting capital of Redecard.

Event	Partnership agreement with Vivo S.A.

Main conditions of the transaction
On March 31, 2009, Banco Itaucard S.A., Vivo S.A. and Telemig Celular S.A., a subsidiary of Vivo S.A. (Vivo S.A. and Telemig Celular S.A., collectively, “Vivo”), the leader in the Brazilian mobile telecommunication services market, entered into a partnership agreement pursuant to which we were granted the right to distribute and sell co-branded credit cards and other financial and certain insurance products to Vivo’s clients in Brazil for a ten-year period.

Companies involved	Banco Itaucard S.A., Vivo S.A. and Telemig Celular S.A.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, shareholders with more than 5% of the capital, and management members
No change in the Issuer’s corporate structure.
Corporate structure before and after the transaction	Not applicable.

Reference Form 2009 – Itaú Unibanco Holding S.A

2008

Event	Remaining interest in Banco Itaú BBA S.A.

Main conditions of the transaction
On December 29, 2008, Itaú Unibanco S.A. purchased the remaining interest of 4.25% in total shares of Banco Itaú BBA S.A. which was held by certain executives and employees of Banco Itaú BBA S.A. At present, Itaú Unibanco Holding S.A. holds approximately 100% interest in the capital of Banco Itaú BBA S.A.

Companies involved	Itaú Unibanco Holding S.A., Itaú Unibanco S.A. and Banco Itaú BBA S.A.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, shareholders with more than 5% of the capital, and management members
No change in the Issuer’s corporate structure.
Corporate structure before and after the transaction
Before this transaction, Itaú Unibanco Holding S.A. held approximately 95.75% interest in the total capital of Banco Itaú BBA S.A. Since this transaction, Itaú Unibanco Holding S.A. has held approximately 100% interest in the total capital of Banco Itaú BBA S.A.

Event	Partnership with Marisa S.A.

Main conditions of the transaction
On December 4, 2008, Itaú Unibanco, Marisa S.A. and Credi-21 Participações S.A., or Credi-21 (Marisa S.A. and Credi-21, collectively, “Marisa”) entered into a partnership agreement pursuant to which Itaú Unibanco S.A. and its subsidiaries were granted an exclusive right to offer and sell financial products and services, namely co-branded credit cards, personal loans and other types of consumer credit financial products through Marisa’s sales network (physical and online stores) for  ten years. Marisa is the largest Brazilian department store chain specializing in women’s clothing. Its business and operational strategies are targeted at medium- and low-income women of ages ranging from 20 to 35 years. With the partnership, both parties have combined the strengths of their business operations, which comprise valuable brands, clientele, market share and great penetration in their respective segments. The deal was structured as a profit-sharing agreement, under which each party is entitled to 50 % of the results of the partnership operations. The partnership represented an investment of approximately R$ 120 million by Itaú Unibanco, R$ 65 million of which was paid in exchange for the exclusivity right and for the access to Marisa’s customer base for the period of the agreement, and an additional payment of up to R$ 55 million, which is linked to certain contractual sales targets over a five-year period.

Companies involved	Itaú Unibanco S.A., Marisa S.A. and Credi-21 Participações S.A.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, shareholders with more than 5% of the capital, and management members
No change in the Issuer’s corporate structure.
Corporate structure before and after the transaction	Not applicable.

Reference Form 2009 – Itaú Unibanco Holding S.A

Event	Operation with the American International Group, Inc. (“AIG”)

Main conditions of the transaction
On November 26, 2008, Unibanco – União de Bancos Brasileiros S.A. entered into an agreement with AIG, pursuant to which the parties exchanged shares that both groups held in Brazilian insurance companies, as follows: (i) Unibanco – União de Bancos Brasileiros S.A. acquired, for US$820 million, the shares held by AIG in Unibanco Seguros S.A.; and (ii) AIG acquired, for US$15 million, the shares held by Unibanco – União de Bancos Brasileiros S.A. in AIG Brasil Companhia de Seguros. Upon the completion of this transaction, Unibanco – União de Bancos Brasileiros S.A., held 100% interest in the capital of Unibanco Seguros S.A., Unibanco AIG Vida e Previdência S.A. (currently named “Itaú Vida e Previdência S.A.”) and Unibanco AIG Saúde Seguradora S.A. (currently named “Unibanco Saúde Seguradora S.A.), which were companies controlled by Unibanco Seguros S.A.

Companies involved	Unibanco – União de Bancos Brasileiros S.A., American International Group, Inc., Unibanco Seguros S.A. and AIG Brasil Companhia de Seguros.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, shareholders with more than 5% of the capital, and management members
No change in the Issuer’s corporate structure.
Corporate structure before and after the transaction
Before this transaction, Unibanco – União de Bancos Brasileiros S.A. and AIG held 50.001 % and 49.999 % interest, respectively, in the capital of Unibanco Seguros S.A., and Unibanco – União de Bancos Brasileiros S.A. and AIG held 49.999 % and 50.001 % interest, respectively, in the capital of AIG Brasil Companhia de Seguros.

Upon the completion of this transaction, Unibanco – União de Bancos Brasileiros S.A. indirectly held 100% interest in the capital of Unibanco Seguros S.A., Unibanco AIG Vida e Previdência S.A. (currently named “Itaú Vida e Previdência S.A.”) and Unibanco AIG Saúde Seguradora S.A. (currently named “Unibanco Saúde Seguradora S.A.), which were companies controlled by Unibanco Seguros S.A. AIG, in its turn held 100% interest in the capital of AIG Brasil Companhia de Seguros.

Reference Form 2009 – Itaú Unibanco Holding S.A

Event	Itaú and Unibanco Association

Main conditions of the transaction
On November 3, 2008, Itaúsa – Investimentos Itaú S.A. and the controlling shareholders of Unibanco Holdings entered into an agreement for combining the operations of the financial groups Itaú and Unibanco (“Merger”). The precondition for the merger completion was that Itaú Unibanco should acquire all the shares of Itaúsa Export S.A. and of Itaúsa Europa Investimentos SGPS Lda. directly held by Itaúsa, the then controlling shareholder of Itaú Unibanco Holding S.A., of Itaú Unibanco S.A., of Itaúsa Export S.A. and of Itaúsa Europa Investimentos SGPS Lda. On December 12, 2008, Itaú Unibanco Holding S.A. entered into an agreement with Itaúsa – Investimentos Itaú S.A. for the acquisition of 77.8% interest in total capital and 80% interest in voting capital of Itaúsa Export S.A., and of 12.1% in total and voting capital of Itaúsa Europa Investimentos SGPS Lda., a subsidiary of Itaúsa Export S.A., for the amount of approximately R$ 1.2 billion. As a result of the acquisition and subsequent corporate events, Itaú Unibanco S.A. held 100% interest in the capital of Itaúsa Europa Investimentos SGPS Lda. and of Itaúsa Export S.A. Itaúsa Export S.A. is a privately-held holding company with headquarters in Brazil which holds control over Itaúsa Europa S.A. Itaúsa Europa Investimentos SGPS Lda. is a privately-held holding company with headquarters in Portugal. The operations of Itaúsa Export S.A. and Itaúsa Europa Investimentos SGPS Lda., carried out by their indirect subsidiaries, include corporate banking, and international cash management and private banking services.
In order to complete the merger, the Itaú and Unibanco financial groups carried out a corporate restructuring under which Unibanco Holdings and its subsidiary Unibanco – União de Bancos Brasileiros S.A. became wholly-owned subsidiaries of Itaú Unibanco through a series of transactions.
(i) merger of all shares of E.Johnston Representação e Participações S.A. into Itaú Unibanco S.A.;
(ii) merger into Itaú Unibanco S.A. of all shares of Unibanco Holdings which were not directly held by Itaú Unibanco S.A.;
(iii) merger into Itaú Unibanco S.A. of all shares of Unibanco – União de Bancos Brasileiros S.A. which were not indirectly held by Itaú Unibanco S.A.; and
(iv) merger of all shares of Itaú Unibanco S.A. into Itaú Unibanco Holding S.A.
The shareholders of Itaú Unibanco Holding S.A., Itaú Unibanco S.A., E.Johnston Representação e Participações S.A., Unibanco Holdings S.A. and Unibanco – União de Bancos Brasileiros S.A. approved the transactions at extraordinary shareholders’ meetings held on November 28, 2008. The transactions were approved by the Central Bank in February 2009.
The shares of Itaú Unibanco Holding S.A., including those exchanged for shares originally issued by Unibanco – União de Bancos Brasileiros S.A. and Unibanco Holdings S.A., started to be traded under the same symbol on March 31, 2009. In May 2009, the symbols were standardized to “ITUB” on all the stock exchanges where Itaú Unibanco Holding S.A. is listed.
At the extraordinary shareholders’ meeting held on November 28, 2008, was approved the change of the corporate name from Banco Itaú Holding Financeira S.A. to Itaú Unibanco Banco Múltiplo S.A.. At the extraordinary shareholders’ meeting held on April 24, 2008, our shareholders approved a further change of the corporate name from Itaú Unibanco Banco Múltiplo S.A. to Itaú Unibanco Holding S.A. This change was approved by the Central Bank of Brazil on August 12, 2009.
At the extraordinary shareholders’ meeting held on April 30, 2009, our shareholders approved the change of the corporate name from Banco Itaú S.A. to Itaú Unibanco S.A. This change was approved by the Central Bank of Brazil on December 30, 2009.

Companies involved
Itaúsa – Investimentos Itaú S.A., Unibanco Holdings S.A., Itaú Unibanco Holding S.A., Itaú Unibanco S.A., Unibanco – União de Bancos Brasileiros S.A., IUPAR, E.Johnston Representação e Participações S.A., Itaúsa Export S.A. and Itaúsa Europa Investimentos SGPS Lda.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, shareholders with more than 5% of the capital, and management members

With this merger, the capital of Itaú Unibanco Holding S.A. is held as follows, excluding the treasury shares: (i) 50.5% in free float, (ii) 5.4% held by Bank of America Corporation (“BAC”), (iii) 18.3% directly held by Itaúsa – Investimentos Itaú S.A. , and (iv)  25.8% held by IUPAR - Itaú Unibanco Participações S.A., a holding company controlled by Itaúsa – Investimentos Itaú S.A. (holder of 66.5% interest in the capital of IUPAR - Itaú Unibanco Participações S.A.) and by Companhia E. Johnston de Participações (holder of 33.5% interest in the capital of IUPAR, which is controlled by the former shareholders of Unibanco – União de Bancos Brasileiros S.A. (the members of the Moreira Salles family).

Corporate structure before and after the transaction
Before the merger, the capital of Itaú Unibanco Holding S.A. was held as follows, excluding the treasury shares: (i) 47 % in free float, (ii) 7.5% held by BAC, and (iii) 45.5% held by Itaúsa – Investimentos Itaú S.A..
Before the Merger, the capital of Unibanco – União de Bancos Brasileiros S.A. was held as follows: (i) 41.7% in free float, and (ii) 58.3% held by Unibanco Holdings S.A.
Before the merger, the capital of Unibanco Holdings S.A. was held as follows: (i) 67.1% in free float, and (ii) 32.9% held by the Moreira Salles group.

With this merger, the capital of Itaú Unibanco Holding S.A. is held as follows, excluding the treasury shares: (i) 50.5% in free float, (ii) 5.4% held by BAC, (iii) 18.3% directly held by Itaúsa – Investimentos Itaú S.A. , and (iv)  25.8% (held by IUPAR - Itaú Unibanco Participações S.A., a holding company controlled by Itaúsa – Investimentos Itaú S.A. (holder of 66.5% interest in the capital of IUPAR) and by Companhia E. Johnston de Participações (holder of 33.5% interest in the capital of IUPAR Itaú Unibanco Participações S.A.), which is controlled by the former shareholders of Unibanco – União de Bancos Brasileiros S.A. (the members of the Moreira Salles family)
As the total shares of Unibanco Holdings S.A. and of Unibanco – União de Bancos Brasileiros S.A. are now directly and indirectly held by Itaú Unibanco Holding S.A., their subsidiaries consequently hold the total shares also indirectly held by Itaú Unibanco Holding S.A.

Reference Form 2009 – Itaú Unibanco Holding S.A

Event	Partnership with Coelho da Fonseca

Main conditions of the transaction
In April 2008, Itaú Unibanco Holding S.A. and Itaú Unibanco S.A. signed a partnership agreement with Coelho da Fonseca Empreendimentos Ltda., a real estate broker that provides real estate consulting and brokerage services, for the acquisition of the exclusive right to offer, distribute and market real estate financial products and services to the clients of Coelho da Fonseca for a ten-year period. In view of this partnership, Coelho da Fonseca Empreendimentos Ltda. is entitled to a commission based on the financial products and services that its clients purchase from us.

Companies involved	Itaú Unibanco Holding S.A., Itaú Unibanco S.A. and Coelho da Fonseca Empreendimentos Ltda.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, shareholders with more than 5% of the capital, and management members
No change in the Issuer’s corporate structure.
Corporate structure before and after the transaction	Not applicable.

Event	Agreement with Dafra da Amazônia Indústria e Comércio de Motocicletas Ltda.

Main conditions of the transaction
In March 2008, Itaú Unibanco S.A. signed an agreement with Dafra da Amazônia Indústria e Comércio de Motocicletas Ltda., a motorcycle assembly company owned by the Itavema group, for the acquisition of the exclusive right to:  (i) offer, distribute and market financial products and services to the clients of Dafra, (ii) offer working capital loans to Dafra dealers for the financing of motorcycles purchases, and (iii) be recommended by Dafra to the dealers for certain financial, insurance and private pension products and services of Itaú Unibanco S.A.. The investment of Itaú Unibanco Holding totaled R$ 20 million and it refers to the acquisition of the said exclusive right for a ten-year period, which is extendable. The amount of R$ 20 million, paid to Dafra, was recorded as an intangible asset, which will be amortized over the term of the agreement. We allocated this intangible asset to the banking services segment of Itaú Unibanco S.A. The partnership was structured through a profit-sharing agreement, pursuant to which Itaú Unibanco S.A. is entitled to 60% and Dafra is entitled to 40% interest in the earnings from the sale of financial products and services.

Companies involved	Itaú Unibanco S.A. and Dafra da Amazônia Indústria e Comércio de Motocicletas Ltda.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, shareholders with more than 5% of the capital, and management members
No change in the Issuer’s corporate structure.
Corporate structure before and after the transaction	Not applicable.

Reference Form 2009 – Itaú Unibanco Holding S.A

2007

Event	Agreement with Lopes

Main conditions of the transaction
On December 28, 2007, Itaú Unibanco Holding S.A., LPS Brasil – Consultoria de Imóveis S.A., a company that provides real estate consulting and sales services, and SATI – Assessoria Imobiliária Ltda., a subsidiary of Lopes, entered into an agreement, pursuant to which Itaú Unibanco Holding S.A. and its subsidiaries obtained the exclusive right for a 20–year period to offer and sell to Lopes clients certain financial products and services, such as real estate loans and related durable goods and improvements. With this agreement and the intent of promoting our financial products and services to Lopes clients, Itaú Unibanco Holding S.A. and SATI – Assessoria Imobiliária Ltda. incorporated Olímpia Promoção e Serviços S.A., in which each party owns 50% interest in the capital. The deal was structured as a profit-sharing agreement, under which each party is entitled to 50 % of the results of the partnership operation.

Companies involved	Itaú Unibanco Holding S.A., Itaú Unibanco S.A., LPS Brasil – Consultoria de Imóveis S.A., SATI – Assessoria Imobiliária Ltda. and Olímpia Promoção e Serviços S.A.
Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, shareholders with more than 5% of the capital, and management members
No change in the Issuer’s corporate structure.
Corporate structure before and after the transaction	Itaú Unibanco and SATI – Assessoria Imobiliária Ltda. Incorporated, and each of them own 50% interest in the capital of, Olímpia Promoção e Serviços S.A..

Event	Sale of BM&F shares

Main conditions of the transaction
In November 2007, in connection with the initial public offering of Bolsa de Mercadorias e Futuros – BM&F S.A. (after the merger with Bovespa Holdings S.A., “BM&FBOVESPA”), Itaubank Distribuidora de Títulos e Valores Mobiliários S.A., Itaú Unibanco S.A. and Banco Itaú BBA S.A. sold 10.4 million shares issued by BM&F S.A., and Unicard Banco Múltiplo S.A. sold 4.5 million shares issued by BM&F S.A. In addition, prior to the initial public offering of BM&F S.A., Itaubank Distribuidora de Títulos e Valores Mobiliários S.A., Itaú Corretora de Valores S.A., Itaú Unibanco S.A. and Banco Itaú BBA S.A. sold 3.4 million shares issued by BM&F S.A. to GL Latin America Investments LLC, and Unicard Banco Múltiplo S.A. sold 1.5 million shares issued by BM&F S.A. to GL Atlantic Private Equity Group. At that time, these transactions generated a net income of R$ 150 million for Itaú Unibanco Holding S.A. and R$ 62 million for Unibanco Holdings S.A.

Companies involved
BM&F S.A. (“later BM&FBOVESPA”), Itaubank Distribuidora de Títulos e Valores Mobiliários S.A., Itaú Unibanco S.A., Itaú Unibanco Holding S.A., Banco Itaú BBA S.A., Unicard Banco Múltiplo S.A., Itaú Corretora de Valores S.A., GL Latin America Investments LLC and GL Atlantic Private Equity Group.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, shareholders with more than 5% of the capital, and management members
No change in the Issuer’s corporate structure.
Corporate structure before and after the transaction	Since the sale, Itaú Unibanco Holding S.A. has held less than 5% interest in the capital of BM&FBOVESPA.

Reference Form 2009 – Itaú Unibanco Holding S.A

Event	Sale of Bovespa shares

Main conditions of the transaction
In October 2007, Bovespa Holding S.A. (later “BM&FBOVESPA”), completed its initial public offering.  With this initial public offering, we, through Itaú Unibanco and Banco Itaú BBA S.A., as well as Unicard Banco Múltiplo S.A., sold 11.4 million and 23.3 million shares, respectively, of Bovespa Holding S.A.. These transactions generated a net income of R$ 164 million for Itaú Unibanco Holding S.A. and R$ 320 million for Unibanco Holdings S.A.

Companies involved	Bovespa Holding S.A., Itaú Unibanco S.A., Banco Itaú BBA S.A. and Unicard Banco Múltiplo S.A.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, shareholders with more than 5% of the capital, and management members
No change in the Issuer’s corporate structure.
Corporate structure before and after the transaction	Since the sale, Itaú Unibanco Holding S.A. has held less than 5% interest in the capital of BM&FBOVESPA.

Event	Association with Aenik

Main conditions of the transaction
On September 3, 2007, Itaú Unibanco Holding S.A. entered into an agreement with Aenik Participações Ltda. for incorporating and developing Kinea Investimentos S.A. Itaú Unibanco Holding S.A. indirectly holds 80% in the capital of Kinea Investimentos S.A. and Aenik Participações Ltda. holds the remaining interest of 20%. Kinea Investimentos S.A.  manages alternative investments which are focused on the operations of hedge funds, real estate equity funds and private equity funds targeted at high net worth individuals and corporate clients. We fully consolidated the results of Kinea in our consolidated financial statements.

Companies involved	Itaú Unibanco Holding S.A., Itaú Unibanco Itaubank Asset Management Ltda., Aenik Participações Ltda. and Kinea Investimentos S.A.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, shareholders with more than 5% of the capital, and management members
No change in the Issuer’s corporate structure.
Corporate structure before and after the transaction	Since the incorporation of Kinea Investimentos S.A., Itaú Unibanco Holding S.A. has indirectly held 80% interest in its capital.

Reference Form 2009 – Itaú Unibanco Holding S.A

Event	Sale of the ownership interest held in Serasa

Main conditions of the transaction
In June 2007, Itaú Unibanco Holding S.A, through its subsidiaries (considering those companies  that were included in the former Unibanco’s conglomerate) sold a portion of the ownership interest it held in Serasa S.A. to Experian Brasil Aquisições Ltda., a Brazilian subsidiary of Experian Solutions, Inc., the world’s leading company in credit analysis. Approximately 1.3 million shares were sold, corresponding to 35.45% total shares issued by Serasa S.A., for R$ 925.78 per share. On the same date, Itaú Unibanco Holding S.A., through its subsidiaries, and another financial institution incorporated a holding company, BIU Participações S.A., the capital of which capital was contributed in the form of Serasa S.A. shares that were directly and indirectly held by Itaú Unibanco Holding S.A. and by the other financial institution. On October 11, 2007,  BIU Participações S.A. sold approximately 11 thousand shares issued by Serasa S.A. to Experian Brasil Aquisições Ltda. Such transactions (including the sale carried out in June 2007) totaled approximately R$ 1.2 billion.  In view of the shareholders’ agreement entered into as a result of these transactions, we are entitled to appoint two members to the Board of Directors of Serasa S.A.

Companies involved	Itaú Unibanco Holding S.A., Serasa S.A., Experian Brasil Aquisições Ltda., Experian Solutions, Inc., BIU Participações S.A. and other financial institutions that are shareholders of Serasa S.A.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, shareholders with more than 5% of the capital, and management members
No change in the Issuer’s corporate structure.
Corporate structure before and after the transaction
Before these transactions, Itaú Unibanco Holding S.A., through its subsidiaries (considering those companies  that were included in the former Unibanco’s conglomerate), held 51.79% interest in the capital of Serasa S.A. Since the sales, Itaú Unibanco Holding S.A. has held interests in the capital of Serasa, and at December 31, 2009, its aggregate indirect interest was 16.13% in the capital of Serasa S.A. through BIU Participações S.A.

Event	Acquisition of private banking operations of ABN AMRO in Miami and Montevideo

Main conditions of the transaction
On June 8, 2007, Itaú Unibanco Holding S.A., through its subsidiaries, acquired international private banking assets of Latin American clients of ABN AMRO Bank N.V. in Miami, Montevideo, Switzerland and Luxembourg. This acquisition comprised assets under management of approximately US$ 3.0 billion, located in the United States (Miami), Switzerland, Luxembourg and Uruguay (Montevideo). At the beginning of the second quarter of 2007, the assets registered in Miami were recorded for by Banco Itaú Europa Internacional S.A., whereas the assets registered  in Uruguay were recorded for by Banco Itaú Uruguay S.A. This transaction consolidated the position of Itaú Unibanco Holding S.A. and Banco Itaú Europa S.A. as one of the leading in private banking institution in the Latin American market.

Companies involved	Itaú Unibanco Holding S.A., ABN AMRO Bank N.V., Banco Itaú Europa S.A., Banco Itaú Uruguay S.A. and Banco Itaú Europa Internacional S.A.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, shareholders with more than 5% of the capital, and management members
No change in the Issuer’s corporate structure.
Corporate structure before and after the transaction	Not applicable.

Reference Form 2009 – Itaú Unibanco Holding S.A
Event	Acquisition of BankBoston International and BankBoston Trust Company Limited

Main conditions of the transaction
On May 31, 2007, Banco Itaú Europa S.A. and its subsidiary Banco Itaú Europa Luxemburgo S.A. completed the acquisition of BankBoston International (currently named Banco Itaú Europa Internacional S.A.), with headquarters in Miami, and of BankBoston Trust Company Limited (currently named BIE Bank & Trust Ltd. ), with headquarters in Nassau. Such companies engaged  in private banking activities for non-US residents. The transactions for the acquisition of such companies included, at that time of the acquisition,  assets under management of approximately US$3.2 billion and about 5,500 private banking clients in Latin America.

Companies involved	Banco Itaú Europa S.A., Banco Itaú Europa Luxemburgo S.A., BAC, BankBoston International and BankBoston Trust Company Limited.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, shareholders with more than 5% of the capital, and management members
No change in the Issuer’s corporate structure.
Corporate structure before and after the transaction
Before the transaction, Banco Itaú Europa S.A did not hold any interest in the capital of BankBoston International nor in the capital of BankBoston Trust Company Limited. Since the completion of the transaction, Banco Itaú Europa S.A has wholly owned the capital of BankBoston International and of BankBoston Trust Company Limited.

Event	Acquisition of the operations of BankBoston in Chile and Uruguay

Main conditions of the transaction
On February 26, 2007, Itaú Unibanco Holding S.A. completed the acquisition of the operations of BAC in Chile under the BankBoston brand. Such operations were acquired through the issuance of approximately 17.4 million common shares by Itaú Unibanco Holding S.A. (which at that time represented approximately 1.42% of total shares issued by Itaú Unibanco Holding S.A., including treasury shares).  On March 23, 2007, Itaú Unibanco Holding S.A. completed the acquisition of the operations of BAC in Uruguay under the BankBoston brand, as well as those of Oca in Uruguay. Such operations were acquired through the issuance of 3.1 million common shares by Itaú Unibanco Holding S.A. (which at that time represented approximately 0.26% of total shares issued by Itaú Unibanco Holding S.A., including treasury shares). Prior to these transactions, Itaú Unibanco Holding S.A. had acquired the operations of BAC in Brazil under the BankBoston brand, and had entered into an acquisition agreement with BAC pursuant to which it agreed to acquire the operations in Chile and Uruguay under the BankBoston brand, as well as the OCA operations in Uruguay. The shares issued by Itau Unibanco Holding received by BAC in view of the transactions carried out in Chile and Uruguay were included in the shareholders’ agreement that Itaú Unibanco Holding S.A. entered into between Itaúsa and BAC, which became effective upon the completion of the acquisition of BankBoston Brazil on September 1, 2006.

Companies involved	Itaú Unibanco Holding S.A., Itaúsa – Investimentos Itaú S.A., BAC, BKB Chile Holdings, Bank Boston Uruguay S.A., OCA S.A., OCA Casa Financeira S.A., ACO Ltda. and Boston Directo S.A.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, shareholders with more than 5% of the capital, and management members

In view of the acquisition of the operations of BAC in Chile and Uruguay, Bank of America increased its total interest in the capital of Itaú Unibanco Holding S.A. in approximately 20.5 million common shares (approximately 1.68% of total shares issued by Itaú Unibanco Holding S.A. at that time).

Corporate structure before and after the transaction
In view of the sale to Itaú Unibanco Holding S.A. of its operations in Brazil, Chile and Uruguay, BAC held in October 2008 approximately  51.3 million common shares and 171.3 million preferred shares issued by Itaú Unibanco Holding S.A., equivalent to 7.4% of total shares issued by Itaú Unibanco Holding S.A. at that date.

6.6. Indicate whether there was a petition for bankruptcy, provided that it was based on a significant amount, or for judicial or extra-judicial recovery of the Issuer, and the current status of such petitions

None..

6.7. Supply other information that the Issuer may deem relevant

In May 2010, Hipercard Banco Múltiplo S.A. (“Hipercard”), a subsidiary of Itaú Unibanco, entered into a partnership with Redecard pursuant to which, beginning in the second quarter of 2010, Redecard will capture Hipercard transactions and Hipercard will have access to Redecard’s nationwide infrastructure and network , in national level, which is expected to improve the efficiency and speed of Hipercard’s merchant affiliations, within its current operational model, as well as increase in its market share and revenue. For Redecard S.A., the partnership will imply the increase of its presence in the northeast and southern regions, in which the new brand has a significant share, and it will also support the consolidation of its multibrand platform, with 17 brands in its portfolio,  and increase its revenue, considering that Hipercard is the major Brazilian credit card brand, with over 13 million cards issued.

Reference Form 2009 – Itaú Unibanco Holding S.A

On June 1, 2010, BAC, a shareholder of Itaú Unibanco, offered, in the form of American Depositary Shares (“ADS”) (each ADS representing one preferred share issued by I Itaú Unibanco Holding S.A.), all 188,424,758 preferred shares issued by Itaú Unibanco Holding S.A.and owned by BAC, corresponding to approximately 8.4% of the outstanding preferred shares issued by Itaú Unibanco and 4.16% of its outstanding total capital stock. Such sale was made through a secondary offering of ADS to qualified institutional buyers only. This offering was not registered with the CVM or SEC. In addition, Itaúsa – Itaú Investimentos S.A.  has agreed to purchase all 56,476,299 common shares issued by Itaú Unibanco Holding S.A.and owned by BAC, corresponding to approximately 2.5% of the outstanding common shares issued by Itaú Unibanco and 1.2% of its outstanding total capital stock (“Common Shares”). As a result of such transactions, BAC have  no longer the right to appoint one member of the Board of Directors of Itaú Unibanco Holding S.A. or to jointly sell its Itaú Unibanco shares in the event of a transfer of control (tag along). Following the purchase by Itaúsa of the Common Shares, the total direct and indirect stake held by Itaúsa – Investimentos Itaú S.A. in the outstanding total capital stock of Itaú Unibanco Holding S.A. increased from 35.43% to 36.68%.

Reference Form 2009 – Itaú Unibanco Holding S.A

ITEM 7 - ACTIVITIES OF THE ISSUER

7.1. Briefly describe the activities carried out by the Issuer and its subsidiaries

We are a financial holding company controlled by IUPAR, a holding company jointly controlled by (i) Itaúsa, a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) E. Johnston, a holding company controlled by the former controlling shareholders of Unibanco, the Moreira Salles family. Itaúsa also directly holds 36.2% of the entity’s common shares.

Our operating segments are: (i) Commercial Bank (covering insurance, pension plans and capitalization products, credit cards, asset management and several credit products and services for individuals, small and medium-sized companies); (ii) Itaú BBA (comprising large companies and investment banks) and (iii) Consumer Credit (financial products and services for non-account holders).

For further information on the shareholding structure, please see item 8.2 of this form.

7.2. With respect to each of the operating segments that have been disclosed in the most recent financial statements for the year or, when applicable, in the consolidated financial statements, please indicate the following information:

a) products and services sold

Business

We provide a broad range of banking services to a diversified client base of individuals and corporations. These services are provided on an integrated basis through the following segments:

•	Commercial Banking,
•	Itaú BBA,
•	Consumer Credit.

The Commercial Banking segment provides a broad range of banking services to a diversified client base of individuals and companies.  The services provided by the commercial bank area include insurance, pension and capitalization products, credit cards, asset management, credit products and customized products and solutions specifically developed to meet clients’ needs. Marketing strategies are adapted to the profile of each client and implemented through the most appropriate distribution channels. Our goal is to increase the number of products used by our clients, thus diversifying our sources of income. The segment is an important source of funding for our operations and provides significant financial income and banking service fees. The commercial bank segment covers:

•	Retail banking;
•	Public sector enterprises;
•	Personnalité;
•	Private banking;
•	Very small companies;
•	Small companies;
•	Medium-sized companies;
•	Credit cards;
•	Real estate financing;
•	Asset management;
•	Corporate social responsibility funds;
•	Securities services for third parties;
•	Brokerage; and
•	Insurance, private pension plans and capitalization.

Itaú BBA is responsible for our corporate segment services and investment banking activities. The management model of Itaú BBA is based on the development of close relationships with clients, so as to meet their needs and offer customized solutions. The corporate segment services comprise the provision of banking services to large companies, whereas the investment bank activities comprise the offering of funds to such companies through fixed and variable income instruments, among other things.

The Consumer Credit segment offers financial products and services to non-account holders, such as vehicle financing, credit card services and loans to low-income consumers.

Reference Form 2009 – Itaú Unibanco Holding S.A

In addition, Itaú Unibanco has a wide range of operations abroad, and has strengthened its international presence based on units strategically located in the Americas, Europe and Asia.  Accordingly, significant synergies are generated in the financing of foreign trade,the placement of Eurobonds, the offering of more sophisticated financial transactions and private banking operations.

Commercial Banking

Overview of products and services provided to account holders

We have a wide and diversified product portfolio to meet client’s needs.  The main products available to account holders are:

•	Credit: personal loans, overdraft accounts, payroll advance loans, vehicles financing, credit cards, real estate financing, rural loans, working capital, factoring and export services;
•	Investments: pension plans, mutual funds, time deposits, demand deposit accounts, savings accounts, capitalization plans; and
•	Services: insurance (life, residence, credit/debit card, vehicle, and loan protection, among other products), foreign exchange, brokerage and other services.

Retail banking

Our core business is retail banking focused on individuals with monthly income below R$ 7,000. The purpose is to fulfill the needs of our over 13.7 million clients, through the offer of high-quality banking products and services, by means of 4,465 branches and service centers, as at December 31, 2009, under the “Itaú” and “Unibanco” brands. Our retail bank unit is present in all Brazilian states and in cities that and altogether accounted for more than 80.0% of Brazil’s individual domestic consumption as at December 31, 2009.

In the second half of 2009, we started a pilot project converting Unibanco branches into Itaú branches. We converted approximately 50 branches in that year. As at December 31, 2009, there were 950 Unibanco branches left. In 2010, the conversion process will be intensified and we intend to convert approximately 160 branches per month starting in June 2010. Our retail clients are classified in accordance with their income and profile, as follows:

•	Itaú retail clients, who earn less than R$ 4,000 per month;

•	Itaú Uniclass clients, who earn more than R$ 4,000 and less than R$ 7,000 per month.

These clients are served by specialized account managers and they have access to certain customized products. We created this segment after the Association and we expect Itaú Uniclass to be present in a number of our retail branches all over Brazil in the future and to increase the number of clients served.

For the year ended December 31, 2009, credit products represented 67.0% of our consolidated income from retail banking, while investments represented 24.0% and services and other fee-based products accounted for 9.0%.

Public sector

Our activities focused on the public sector are structured for all areas of that sector, including federal, state and municipal levels of government (in the executive, legislative and judicial branches). To serve public-sector clients, we use separate platforms from the retail banking branches, with teams of specially trained managers, who offer customized solutions in terms of tax collection, foreign exchange services, the management of public bodies’ assets, payments to suppliers, the payroll of civil and military servants and retirement plans. Based on these platforms, we have a significant amount of business with public sector clients, particularly in those Brazilian states where we have acquired previously state-owned financial institutions. As of December 31, 2009, we provided services to 1.4 million civil and military servants.

Personnalité

Itaú Personnalité is the division that provides specialized services to meet the demands of high-income clients. Itaú Personnalité’s strategy consists of offering (i) the advisory services of managers who are trained to understand the specific needs of these clients; and (ii) a large portfolio of exclusive products and services, which are made available through a dedicated network located in the main Brazilian cities. Personnalité clients also have access to Itaú and Unibanco branches and ATMs throughout the country.

Reference Form 2009 – Itaú Unibanco Holding S.A

In September 2009, Personnalité reviewed its strategy and raised its target-client limits to individuals who earn more than R$ 7,000 per month (as compared to R$ 5,000 before) or with investments of over R$ 80,000 (in contrast to R$ 50,000 before). This strategy is in line with the creation of the Uniclass division mentioned in the retail banking activity.

With a dedicated network of 165 branches, Itaú Personnalité’s client base had reached approximately 520,000 individuals as at December 31, 2009.

Private banking

Itaú Private Bank is a leading Brazilian bank in the global private banking industry, providing financial advisory services to approximately 20,000 Latin American clients as at December 31, 2009. The 620 employees of this division are focused on offering financial consulting services to clients with at least US$ 200,000 in investment assets. The division also provides its clients with a full range of traditional banking products and services.

Financial advisory services are provided by teams of experienced relationship managers located in Brazil, Miami, Argentina, Uruguay, Chile and Paraguay, with the support of investment experts, who recommend the most appropriate solutions for each risk profile. The private banking client base is composed of clients from Brazil, Argentina, Venezuela, Chile, Uruguay, Ecuador, Paraguay, Mexico, and other Latin American countries.

We meet our clients’ needs for offshore wealth management solutions in three major jurisdictions through independent institutions: in the United States through BIEI and Itaú Europa Securities Inc. (“IES”); in Luxembourg, through BIEL; and in the Caribbean, through BIE Bahamas and Unicorp Bank & Trust in the Cayman Islands (“UBT Cayman”).

Each portfolio is managed in accordance with the guidelines previously agreed upon with each client.  Itaú Private Bank also uses its managed portfolios to invest in mutual funds managed by other financial institutions that have more flexibility to make investment decisions. Income from private banking clients arises mainly from managed assets.

As at December 31, 2009, our private banking activity for Latin American clients comprised managed assets equivalent to R$ 97,548 million, including R$ 13,945 million in BIEL, R$ 6,810 million in BIEI and IES and R$ 2,129 million in BIE Bahamas and UBT Cayman.

The Private Banker International magazine granted Itaú Private Bank the “Outstanding Private Bank” award in 2009, which, in our opinion, shows recognition of our consistently good performance in the market in which we operate. The 2010 Annual Private Banking and Wealth Management Survey, coordinated by Euromoney magazine, concluded that Itaú Private Bank offered “the best private banking services in general” in Brazil for the second consecutive year. In the most recent ranking published in the February 2010 edition of Euromoney magazine, Itaú Private Bank was named as offering “the best private banking services in general” in Chile and it is among the five providers of the “best private banking services in general” in Latin America.

Very small companies

At the end of 2005, we set up 150 platforms in the city of São Paulo to provide specialized services to companies with annual revenue of below R$ 500,000. In 2006, we expanded our services to over 80 locations throughout the interior of the State of São Paulo and, subsequently, we organized 94 additional platforms in the State of Rio de Janeiro. In 2007, these services were extended the States of Minas Gerais and Paraná. In 2008 and 2009, we continued this expansion and set up other platforms for very small companies.

The managers of these platforms offer customized solutions and provide detailed advice on all products and services to very small companies. Our strategy is to capture the significant potential of these clients by meeting the needs of these companies and their owners, particularly regarding the management of cash flows and credit facilities. The amount made available to credit facilities for very small companies increased by 92.9% in 2009.

Since the announcement of the Association in 2009, efforts have been made to consolidate platforms and customer services. As at December 31, 2009, we had over 430 platforms for very small companies located throughout Brazil, and approximately 1,700 managers working for over 537,000 very small company clients. In 2010, we expect to continue to consolidate our banking operations for very small businesses and to increase the number of managers working in this sector.

Reference Form 2009 – Itaú Unibanco Holding S.A

Small companies

Since 2001, our relationship with small companies is structured in specialized platforms. As at December 31, 2009, we had 277 platforms located nationwide in Brazil and nearly 1,500 managers who worked for over 260,000 companies with annual revenue of between R$ 500,000 and R$ 6 million. In 2010, we expect to continue to consolidate our banking operations for small companies and to expand the geographical coverage of our platforms.

All our managers are certified by the Brazilian Financial and Capital Markets Association (“ANBIMA”), and over the year they receive training so as to be qualified to offer the best solutions for each client’s profile. Our clients rely on our ability to offer products, terms and rates compatible with their needs.

Medium-sized companies

We believe the Association has strengthened our position in the medium-sized company segment. The best products and services of each bank were selected to be offered to our clients, who are served by dedicated managers focused on meeting their needs.

As at December 31, 2009, we had relationships with approximately 104,000 medium-sized companies that represented a wide range of Brazilian companies located in over 75 cities in Brazil. These clients are generally companies with annual revenue of from R$ 6million to R$ 150 million.

We offer a full range of financial products and services to medium-sized companies, including current accounts, investment options, insurance, private pension plans and credit products. Credit products include investment capital loans, working capital loans, inventory financing, trade financing, foreign exchange services, equipment leasing services, letters of credit and guarantees. We also carry out financial transactions on behalf of these companies, such as interbank transactions, open market transactions and futures, swaps, hedging and arbitrage transactions. We also offer these clients collection services and electronic payment services. We are able to provide these services for virtually any kind of payment, including Internet banking. We also offer collection and payment services (in connection with payroll, taxes and suppliers) to these companies.

As at December 31, 2009, we had over 1,300 managers specialized in the medium-sized company segment, a number we intend to increase in 2010. These managers worked in the 213 specialized platforms located at the main branches. An increase in points of service is scheduled for 2010.

Credit cards

Our institution is the leader in the Brazilian credit card market, both in terms of number of cardholders and of transaction volume as of December 31, 2009. Our credit card brands Itaucard, Unicard and Hipercard offered a wide range of products to 23.4 million clients as at December 31, 2009, including account holders and non-account holder clients. In the year ended December 31, 2009, the amount transacted by clients using credit cards was R$ 84,938 million, a 17.8% increase as compared to the previous year. The results of transactions carried out by non-account holders are reported in the Consumer Credit segment.

Our main challenges in the credit card area are to continually increase our cardholder base and to improve our portfolio profitability. To do so, we focus on the development of new products, enhancement of partnerships, cross selling of products and sales made through a variety of distribution channels.

Information on the performance of Redecard, which is a publicly-held company, may be obtained in the reference form of that company.

Real estate financing

As at December 31, 2009, the balance of our real estate financing portfolio was R$ 8,510 million. In view of our expectation of growth in the Brazilian real estate financing market over the coming years, we are investing in the operational platform to reduce costs and improve the quality of the services provided to our clients. We are also developing our distribution channels for real estate financing by focusing on our branch network and establishing partnerships with real estate brokers. The Brazilian regulation requires that financial institutions allocate at least 65% of their savings accounts balances to real estate financing, and 80% of this total must be used to finance properties with a value lower than R$ 500,000, at annual interest rates of below 12.0%.

Reference Form 2009 – Itaú Unibanco Holding S.A

We use different distribution channels to reach our customers, including Itaú Personnalité branches and real estate brokers. We have partnerships with two of the largest real estate brokers in Brazil: Lopes and Coelho da Fonseca. These partnerships involve real estate financing originating exclusively with Itaú Unibanco, which is available at a large number of locations throughout Brazil.
Asset management

According to ANBIMA, as at December 31, 2009, our institution was the largest mutual fund manager among private banks in Brazil in terms of assets under management. On that date, we had total net assets under management of R$ 297,987 million on behalf of approximately 1.5 million clients. We also provide portfolio management services for pension funds, large companies, private banking customers and foreign investors. According to ANBIMA, as at December 31, 2009, we were the largest manager of private banking clients’ assets and the largest private manager of pension funds’ assets in Brazil in terms of managed assets. As at December 31, 2009, we had R$ 176,363 million in managed assets for pension funds, large companies and private banking clients.

Our fees are based on the average net asset value of funds under management, which we calculate on a daily basis. In general, average fees are approximately 2.7% per year for the funds of individuals and 0.2% to 0.5% per year for the funds of companies. Fees for portfolio management services are privately negotiated and vary according to the size and investment parameters of the funds managed.

As at December 31, 2009, we offered and managed about 1,478 mutual funds, which were mostly fixed income and money market funds. For individual clients, we offered 157 funds to our retail clients and approximately 300 funds to Itaú Personnalité clients. Private banking clients may invest in over 600 funds, including those offered by other institutions. Itaú BBA’s capital markets area also provides tailor-made mutual funds to institutional, corporate and private banking clients.

In June 2009, our asset management area maintained its M1 (bra) rating (the highest rating granted to an asset manager) with Fitch, one of the largest international rating agencies operating in Brazil. We have been in the top-rating category since July 2003.

Securities services for third parties

We provide securities services for third parties in the Brazilian capital markets, where we act as a custodian, transfer agent and registered holder. In December 2009, we were considered the largest provider of securities services for third parties in Brazil by ANBIMA.

As at December 31, 2009, Itaú Unibanco held R$ 685,360 million in assets related to securities services for third parties, representing 28.5% of the Brazilian market in terms of assets held in custody. Our extensive line of products relates to both domestic and international custody. Our services include acting as a transfer agent, providing services related to debentures and promissory notes, custody and control services for mutual funds, pension funds and portfolios, trustee services and non-resident investor services, and acting as a custodian for depositary receipt programs.

In 2009, Itaú Unibanco worked as custodian and settlement agent for 438 companies and as the registered holder in 145 operations. As at December 31, 2009, our specialized staff reached 659 employees for the management of portfolios for mutual funds, institutional investors and private portfolios.

Brokerage

Itaú Corretora has been providing brokerage services since 1965, with operations at BM&FBOVESPA. BM&FBOVESPA was organized in 2008, with the integration of BM&F with the São Paulo Stock Exchange (BOVESPA). We also provide brokerage services to international clients through our broker-dealer operations in New York, our London branch, and through our broker-dealers in Hong Kong and Dubai.

For the year ended December 31, 2009, Itaú Corretora was ranked third on BM&FBOVESPA in terms of share trading volume and third among brokers controlled by large commercial banks in Brazil, in terms of commodities and futures trading volume.

Corporate social responsibility

The Itaú Social Excellence Fund (FIES), launched in 2004, is a socially responsible investment fund, investing in the shares of companies that show superior corporate social responsibility practices and aimed at obtaining long-term returns higher than those offered by the main Brazilian financial market indices. In addition to analyzing the risks and returns of companies, fund managers take into account three fundamental criteria: corporate social activities, environmental protection practices and good corporate governance practices. Every year, the fund donates part of its accumulated asset management fees to social projects in the following fields: environmental education, employment education and childhood education.

Reference Form 2009 – Itaú Unibanco Holding S.A

As at December 31, 2009, FIES recorded net assets of R$ 365 million, and it donated more than R$ 3.3 million in that year, which corresponds to 50% of the management fees taken from July 1, 2008 to June 30, 2009. The 19 projects chosen to receive this donation were divided into two investment categories, and 16 non-governmental organizations received R$ 100,000 each, and three non-governmental organizations received R$ 150,000 each. Additionally, consulting expenses reached almost R$ 1.3 million. The projects were selected by the fund advisory council, which is composed of market leaders and experts in corporate social responsibility.

Insurance, pension plan and capitalization

Insurance

As at December 31, 2009, according to SUSEP, we were one of the largest insurance groups in Brazil in terms of direct premiums, (which assessment included nine months of Itaú Unibanco’s results related to residence and vehicle insurance that were obtained before the alliance with Porto Seguro, described below), excluding health insurance and Free Benefit Generating Plan – Life (“VGBL”), a private retirement plan that provides annuity benefits but that, for regulatory purposes, is considered as a life insurance product. For the year ended December 31, 2009, our direct premiums totaled approximately R$ 6,715 million.

The main lines of insurance in which we operate are life insurance, property and casualty insurance and vehicle insurance, which accounted for 31.4%, 27.5% and 27.3% of direct premiums, respectively, for the year ended December 31, 2009. Our policies are sold through our banking operations, independent local brokers, multinational brokers and other channels. We reinsure a portion of the risks we underwrite, particularly large marine properties and casualty risks that exceed the retention limits we have established within the regulatory limits. Risks that exceed the retention limit are assigned to licensed Brazilian reinsurers in compliance with Supplementary Law No. 126 enacted on January 15, 2007 and the SUSEP regulations enacted on December 17, 2007.

Our strategy to increase the level of penetration in the Brazilian insurance market depends on the markets in which we operate. In the high-risk market, we intend to increase our market share through independent local brokers and multinational brokerage firms. For individuals and the small and medium-sized company markets, we focus on operations within our banking client base (bancassurance operations), aiming to increase penetration in these markets. We are working to improve bancassurance operations in property and casualty insurance for small and medium-sized companies. We have made progress in the development of specific products for different segments, which allows a more efficient use of each distribution channel (branches, telemarketing, Internet, ATMs and bank teller terminals).

In August 2009, Itaú Unibanco and Porto Seguro entered into an alliance, unifying the residence and vehicle insurance operations. The operational agreement sets forth the offering and distribution, on an exclusive basis, of residence and vehicle insurance products to clients of our network in Brazil and Uruguay, through Itaú Seguros de Auto e Residência. In August 2009, Porto Seguro Itaú Unibanco Participações (“PSIUPAR”), a – subsidiary of ISAR, - had 3.4 million vehicles insured and 1.2 million residences insured. As from the fourth quarter of 2009, this company started to be proportionally consolidated in our financial statements due to our ownership interest of 30%.

In November 2009, Itaú Seguros and XL Swiss, a company controlled by XL Capital, entered into an agreement for the acquisition, by Itaú Seguros, of XL Swiss’ ownership interest in Itaú XL, so that this company will become our wholly-owned subsidiary.  In view of XL Capital intention to continue to operate in Brazil and our relationship with this company, a separate agreement was signed, pursuant to which Itaú Seguros will provide insurance to the clients of XL Capital in Brazil and to clients of XL Capital Global Program with operations in Brazil. These policies will be reinsured by an XL Capital’s reinsurance company incorporated in Brazil in the same way that they were reinsured before the end of the joint venture.  These transactions are still subject to the approval of SUSEP.

In December 2009, Allianz South America Holding B.V. entered into an agreement with Itaú Unibanco for the purchase of the 14.0% ownership interest that Itaú Unibanco held in Allianz Seguros S.A. for R$ 109 million. This transaction, which was completed in January 2010, was submitted to CADE (the Administrative Council for Economic Defense) for approval and reported to SUSEP, and did not have a significant impact on our net income for 2009.

Private pension plans

As at December 31, 2009, the balances of private pension plans (including VGBL) totaled  R$43,435 million, an increase of 25.0% as compared to December 31, 2008.  As at December 31, 2009, we were the second largest private pension plan manager in Brazil in terms of total liabilities, according to SUSEP. As of December 31, 2009, the Bank had R$ 43,636 million in assets related to its private pension liabilities (including VGBL). Our activities are concentrated on the management of open private pension plans, which showed a strong growth in 2009.

Reference Form 2009 – Itaú Unibanco Holding S.A

Capitalization

Capitalization products are funding products in which the client deposits a fixed sum with the bank, which will be returned at the end of an agreed period, with accrued interest. In return, the client automatically takes part in periodic lotteries that gives them the opportunity to win significant money prize.

As at December 31, 2009, we had 9.7 million capitalization plans issued, with assets of R$ 2,300 million. In 2009, Itaú Unibanco sold R$ 1,786 million of capitalization products and distributed over R$ 41.1 million in prizes to 6,085 clients through lotteries.

Itaú BBA

Itaú BBA is responsible for our corporate and investment banking activities. Itaú BBA offers a complete portfolio of products and services through a team of highly qualified professionals. Currently, Itaú BBA services approximately 2,400 companies and conglomerates. Itaú BBA’s activities range from the typical operations of a commercial bank to capital market operations and advisory services in mergers and acquisitions. These activities are fully integrated, which enables Itaú BBA to adapt its performance to its clients’ needs.

As at December 31, 2009, our corporate loan portfolio reached R$ 90,830 million. In 2009, this portfolio was mainly affected by the appreciation of the real and the worsening of the economic scenario, mainly in the first nine months of the year. In investment banking activities, the fixed income department was responsible for the issuance of debentures and promissory notes that totaled R$ 17,849 million and securitization operations that amounted to R$ 1,378 million in Brazil in 2009. According to ANBIMA, Itaú BBA was the leader in the distribution of fixed income in 2009, with a 24.2% market share, thus maintaining the bank’s historic leadership in the domestic fixed income market. In the issuance of debt instruments in international markets, Itaú BBA acted as joint book runner in the issuance of securities in the amount of US$ 4,950 million in 2009, earning the second place in Bloomberg’s ranking of issuers located in Brazil in terms of number of transactions.

With respect to share issuances, Itaú BBA coordinated public offerings that totaled R$ 14,229 million in 2009, and was ranked third in ANBIMA’s origination ranking in Brazil, with 13.7% market share. Itaú BBA’s investment banking division also started to manage wholesale brokerage activity in 2009 and is implementing several initiatives to increase its presence in the markets in which it operates.

In addition, Itaú BBA provided consultancy services on merger and acquisition transactions with a total volume of R$ 19,964 million in 2009, ranking second in Brazil in terms of number of merger and acquisition operations, according to Thomson.

Itaú BBA onlends BNDES (National Bank of Economic and Social Development) credit lines to finance large projects, with the aim of strengthening domestic infrastructure and increasing the production capacity of several industrial segments.  In consolidated terms, total onlending granted by BNDES represented more than R$ 4,889 million for a number of projects in 2009. As an integral part of its risk management and sustainability policies, the onlending of funds to large projects is in compliance with Itaú Unibanco’s social and environmental risk policy. Itaú Unibanco is the current leader in the ranking of Latin American banks that adopt the best corporate governance practices, as announced by the consultancy firm Management & Excellence and Latin Finance magazine. All credits classified as project finance, pursuant to Basel II, are also in compliance with the Equator Principles, which Itaú BBA adopted in 2004. Itaú BBA was the first financial institution from an emerging market to adopt these principles.

The Equator Principles were launched in 2003 and became the benchmark in the financial market for addressing environmental and social risks in project financing. By February 2010, 67 financial institutions had adopted the Equator Principles, and therefore, they had voluntarily committed themselves to incorporating these principles into projects amounting to US$ 10 million or more. The Equator Principles were revised in 2006 and were extended to advisory services offered in the structuring of projects.  Itaú Unibanco plays a leading role in the Equator Principles Steering Committee and working groups, having taken the position of Chair of the Steering Committee from September 2008 to March 2010.

Itaú BBA mainly focuses on the following products and services in the international area: (1) spot exchange, which exceeded US$ 88,677 million in volume in 2009; and (2) structuring of long-term, bilateral, and syndicated financing. In addition, in 2009 Itaú BBA continued to offer a large number of credit facilities for foreign trade, having a total of approximately US$ 6,797 million in credit facilities drawn from corresponding banks, as at December 31, 2009.

Reference Form 2009 – Itaú Unibanco Holding S.A

In 2009, Itaú BBA received the award for Investment Bank of the Year in Latin America, from The Banker magazine, and Best Local Investment Bank, from Latin Finance.

Banco Itaú Europa

Banco Itaú Europa is a bank headquartered in Portugal, controlled by Itaú Unibanco. Banco Itaú Europa focuses mainly on two lines of business:

•
Corporate banking: provision of international corporate banking services, international capital markets operations, foreign trade financing and other financial services to support investments and other economic relations between Latin America and Europe through its operations in Lisbon, Madrid, Frankfurt, Paris and London; and

•	Private banking: delivery of offshore and international private banking products and services to our Latin American client base through its subsidiaries (BIEL in Luxembourg, and BIEI in Miami).

As at December 31, 2009, Banco Itaú Europa had €5,055 million in assets, €2,013 million in loan and lease operations, €1,609 million in deposits and €876 million in shareholders’ equity (including minority interests).

Banco Itaú Europa’s corporate banking area offers several products, such as credit, derivatives and advisory services for European companies with subsidiaries in Latin America.

The private banking area provides financial and asset management services to Latin American clients with a minimum of US$ 200,000 in investments, putting at their disposal a diversified and specialized range of investment funds, and assistance in dealing in and with the management of securities and other financial instruments, trusts and investment companies on behalf of clients. Currently, the private banking area has clients in Argentina, Brazil, Chile, Mexico, Uruguay, Venezuela and other countries. In December 2009, the assets managed by the private banking area amounted to €6,924 million.

All our transactions with Banco Itaú Europa and its subsidiaries are carried out on an arm’s-length basis. Banco Itaú Europa’s long-term debt is rated Baa1 and BBB+ by Moody’s and Fitch, respectively.

Other international operations

The other international operations managed by Itaú BBA have the following objectives:

1 – To support our customers in international financial transactions and services.

Itaú Unibanco offers its clients a variety of financial products such as trade financing, loans from multilateral credit agencies, offshore loans, international cash management services, foreign exchange, letters of credit, guarantees required in international bidding processes, derivatives for hedging or proprietary trading purposes, structured transactions, and international capital market offerings.

The international units include: Itaú BBA, Nassau branch (focused on corporate banking); Itaú Unibanco, New York branch, Itaú Unibanco, Nassau branch and Itaú Unibanco, Cayman Islands branch (focused on middle-market companies); Banco Itaú Argentina, Banco Itaú Chile and Banco Itaú Uruguay (focused on retail customers, international corporate banking and middle-market companies); and Itaú Unibanco, Tokyo branch (focused on Brazilian retail clients living in Japan).

The Japanese Financial Services Agency granted Itaú Unibanco a banking charter on September 7, 2004, and the Tokyo branch’s start-up took place in October of that year. On December 23, 2006, we acquired the client portfolio and respective deposits of the branch of Banco do Estado de São Paulo (“BANESPA”) in Japan. The main purpose of this branch is to offer a service and product portfolio that meets the banking needs of Brazilian citizens living in Japan.

2 – To manage proprietary portfolios and raise funds through the issuance of securities in the international market.

Fund-raising through the issuance of securities, certificates of deposit, commercial papers and trade notes can be carried out by Itaú Unibanco’s branches located in the Cayman Islands, in Nassau, the Bahamas, and in New York, by Itaú Bank Ltd., (“Itaú Bank”), a banking subsidiary incorporated in the Cayman Islands, or Banco Itaú BBA’s Nassau branch. Itaú Unibanco’s Cayman Islands branch has issued subordinated debt bonds that are treated as Capital Tier 2.

Reference Form 2009 – Itaú Unibanco Holding S.A

Itaú BBA’s own portfolios are held mainly by Itaú Bank and Itaú Unibanco Cayman Islands branch. These offices also strengthen our ability to manage our international liquidity. Itaú BBA’s own positions abroad are registered with Itaú BBA, Nassau branch.

Through our international operations, we grant and monitor trade-related lines of credit from foreign banks and maintain relationships with correspondent banks (banks that hold credit facilities with Itaú Unibanco), with monetary centers and regional banks throughout the world, and we oversee other activities related to foreign exchange.

3 - To participate in international capital markets as a dealer.

The group has international fixed and variable income desks in Brazil (Itaú BBA), New York (Itaú USA Securities Inc.), Lisbon and London (Banco Itaú Europa and Itaú UK Securities Ltd.), Argentina (Banco Itaú Argentina), and Hong Kong (Itaú Asia Securities Ltd.).

Our international fixed and variable income teams trade and offer securities in emerging markets, in line with our strategy of becoming a non-stop one-shop dealer for transactions in capital markets.

4 – Through Itaú Unibanco, providing services to clients in Asia, especially through the representation office of Itaú BBA in Shanghai.

Foreign trade financing

As at December 31, 2009, our foreign trade investment portfolio reached US$ 8,601 million, US$ 7,501 million of which were related to exports (pre- and post-export financing). In general, our financing of the exports of major corporate clients is granted with no guarantees, but certain operations require guarantees, mainly those whose original structure originated in syndicated financial institutions. The balance of our import-financing portfolio was US$ 1,099 million as at December 31, 2009.

In 2009, the total volume of foreign exchange transactions related to exports was US$ 17,138 million, whereas and the import volume reached US$ 14,556 million.

Consumer credit

Vehicle financing

As at December 31, 2009, our portfolio of vehicle financing, leasing and consortium activities consisted of approximately 3.7 million contracts. The vehicle loan and lease portfolio for individuals grew 9.1% as compared to 2008, totaling R$ 52,240 million in 2009, which is equivalent to a market share in Brazil of approximately 33.5% as at December 31, 2009. Our strong performance and the Association have positively impacted on our leadership in the market.

The vehicle-financing segment in Brazil is dominated by banks and finance companies that are affiliated with vehicle manufacturers. According to the Brazilian Association of Leasing Companies (“ABEL”), as at December 31, 2009, Itaú Unibanco was the largest leasing company in Brazil in terms of the present value of its operations.

We lease and finance vehicles through 13,270 dealers. Sales are made through computer terminals installed in the dealers’ premises and connected to our computer network. Every vehicle financing application is reviewed based on credit scoring and dealer scoring systems. The dealer scoring system analyzes the credit quality and amount of business provided by each vehicle dealer. On average, credit is approved within 11 minutes, depending on the client’s credit history. In 2009, the majority of our credit approvals were made instantaneously, since our scoring models enable the pre-approval of our clients, providing us with a very efficient tool and strong performance in credit approval. Currently, all applications are processed through the Internet, providing more security and speeding up the process for dealers, clients and our institution.

The truck financing division corresponded to approximately 5.7% of vehicle financing and lease operations in 2009. We also have a division in charge of financing motorcycles. The financial volume of transactions relating to motorcycles increased 19.1% in the year to December 2009, as compared to December 2008.

Reference Form 2009 – Itaú Unibanco Holding S.A

Redecard

Redecard is a multibrand credit card provider in Brazil, also responsible for the capturing, transmission, processing and settlement of credit, debit and benefit card transactions. We hold 50% plus one share of Redecard’s capital stock.
Joint ventures

Itaú Unibanco Holding has joint venture and partnership agreements with over 300 retailers in Brazil, serving more than 17.2 million clients as at December 31, 2009. The consumer credit joint venture portfolios totaled R$ 7,941 million as at December 31, 2009.

Itaú Unibanco has developed a strong presence in the consumer finance segment through strategic alliances with major retailers in Brazil, such as Magazine Luiza, Marisa, Pão de Açúcar (“CBD”), Ponto Frio (Globex Utilidades S.A.) Lojas Americanas S.A. and Ipiranga (Ultrapar Participações S.A.). Since 2001, when we established the first partnerships, these alliances have supported consumer financing through several products, such as co-branded credit cards, private label cards, personal loans and insurance.

International operations

Banco Itaú Argentina

Argentina is the third largest economy in Latin America, Brazil’s main trading partner and one of the countries with the highest GDP per capita of the continent and, in our opinion, has potential for greater penetration of our banking services. Banco Itaú Argentina’s core business is retail banking, with approximately 250,000 clients in the middle and upper-income client segment as at December 31, 2009. As compared to 2008, this represents a 6.0% increase in the number of clients. As at December 31, 2009, Banco Itaú Argentina posted assets of R$ 2,119 million, loan and lease operations of R$ 1,137 million, deposits in the amount of R$ 1,576 million and shareholders’ equity of R$ 172 million. On the same date, Banco Itaú Argentina had one of the largest branch networks in Argentina, consisting of 81 units (73 in the Greater Buenos Aires metropolitan area), 164 ATMs, and 23 service centers.

Itaú Chile Operations

Banco Itaú Chile’s official start-up was on February 26, 2007, when BAC transferred the operations of BankBoston Chile and BankBoston, N.A. - Uruguay Branch to our entity. This acquisition increased our presence in Latin America and expanded the scope of our operations. Additionally, Itaú Chile Inversiones Servicios y Administración S.A. provides services related to collection, securitization and insurance.

As at December 31, 2009, the consolidated operations in Chile posted R$ 10,738 million in assets, R$ 8,300 million in loan and lease operations, R$ 7,029 million in deposits and R$ 1,301 million in shareholders’ equity. According to the Chilean banking and financial institutions regulatory agency (Superintendencia de Bancos e Instituciones Financieras, or “SBIF”) on that same date, Banco Itaú Chile was ranked eighth in the Chilean loan and lease market, if loan and lease portfolios are considered, with a 3.2% market share; it was ranked sixth in terms of number of demand deposit accounts in the private sector, with approximately 89,094 accounts.

Banco Itaú Chile offers several products such as factoring, leasing, corporate finance, mutual funds, insurance brokerage and trading, through different entities and business lines.

The retail segment is focused on the upper-income population that, as at December 31, 2009, accounted for 59.6% of Banco Itaú Chile’s total revenues. As at December 31, 2009, Banco Itaú Chile had 48 ATMs and 70 branches, 66% of which were located in Santiago.

Banco Itaú Chile’s commercial banking segment offers a wide range of products to improve customer service, creating a competitive advantage based on the quality of services, products and processes for specific clients (companies with annual revenue of between R$ 3.6 million and R$ 180 million).

Banco Itaú Chile’s global corporate banking segment offers local and international corporate finance capabilities, such as syndications, private placements and securitizations. It also provides trade financing and global treasury services, as part of its marketing strategy. The treasury products, such as foreign exchange and derivatives, are essential to this strategy.
Itaú Uruguay Operations

Reference Form 2009 – Itaú Unibanco Holding S.A

Banco Itaú Uruguay is one of the largest financial institutions in Uruguay. Local operations also include the main credit card manager, OCA S.A. (“OCA”), and the pension fund management company Unión Capital AFAP S.A. (“Unión Capital”). Banco Itaú Uruguay’s strategy is to serve a broad range of clients customized banking solutions. As at December 31, 2009, Itaú Uruguay had R$ 3,067 million in assets, ranking second in terms of asset volume among private banks in Uruguay, according to the Uruguayan Central Bank (“BCU”); on the same date, Itaú Uruguay had R$ 1,267 million in loan and lease operations, R$ 2,341 million in deposits and R$ 279 million of shareholders’ equity.
The retail banking area is focused on individuals and small companies, with approximately 130,000 clients as at December 31, 2009. The branch network is concentrated in the metropolitan area of Montevideo with 15 units. In addition, Banco Itaú Uruguay has branches in Punta del Este, Tucuarembó and Salto. Banco Itaú Uruguay has a leading position in the debit card segment of private banking in Uruguay. Retail products and services are mainly focused on the middle- and upper-income segments, and include current and savings accounts, payroll, self-service areas and ATMs in all branches, and phone and Internet banking.

The wholesale banking division is focused on multinational companies, financial institutions, large and medium-sized companies and the public sector. It provides credit, cash management, treasury, trade and investment services. Additionally, the private banking unit provides a dedicated regional service (for resident and non-resident clients), offering a full portfolio of products to the local and international financial market.

OCA is the main credit card issuer in Uruguay. OCA performs the three main credit card operations: customer attraction, card issuance and transaction processing. Credit cards and consumer loans are the main products offered by OCA through a network of 20 branches, as at December 31, 2009.

Unión Capital is a pension fund management company that has been operating in Uruguay since 1996, when the current Uruguayan pension system was created. As at December 31, 2009, it had 194,739 clients.

Interbanco S.A. (Paraguay)

Interbanco S.A. (“Interbanco”) was incorporated in Paraguay in 1978 and became one of the largest banks in the financial market of that country. It was acquired by Unibanco in 1995 and it has been posting significant growth since 1999, enhancing the variety and quality of its services all over the country. As at December 31, 2009, Interbanco had 19 branches, approximately 220,000 clients and 166 ATMs.

Its main sources of income are retail banking products, primarily credit cards. Interbanco has launched innovative products and services under the brand “ 24IN,” and provides its clients with several products and services, such as international debit card Cirrus Maestro and the Internet banking service Interhome Banking; it also offers banking information to clients through mobile phones with the Click Banking service. As at December 31, 2009, Interbanco had R$ 1,924 million in assets, R$ 975 million in loan and lease operations,
R$ 1,572 million in deposits and R$ 247 million in shareholders’ equity. Interbanco operates in: corporate banking (small and medium-sized companies, agribusiness, large companies, institutional clients) and consumer banking (individuals and payroll). In corporate banking, Interbanco has a well-established presence in the agribusiness segment, which has been presenting attractive levels of profitability and credit performance in Paraguay since 2002. In retail banking, the main marketing channel is payroll and the offer of pre-approved products to all clients who receive their salaries through Interbanco.

b) revenue arising from the each segment and their share in the Issuer’s net revenue

The table below shows data on revenue from interest, banking services and commission for each of the three business areas for the years ended December 31, 2009, 2008 and 2007.

Reference Form 2009 – Itaú Unibanco Holding S.A

R$ million
	2009	2008	2007

Commercial bank	32,466	22,626	19,886
Income from financial operations before loan losses (1)	24,249	14,919	12,000
Banking service fees	8,217	7,706	7,886
Itaú BBA	5,567	3,619	2,259
Income from financial operations before loan losses (1)	4,075	2,840	1,589
Banking service fees	1,492	779	670
Consumer Credit	16,324	9,488	6,586
Income from financial operations before loan losses (1)	10,767	6,769	4,905
Banking service fees	5,557	2,719	1,681
Corporate + Treasury (2)	7,017	(1,161)	2,414
Income from financial operations before loan losses (1)	7,056	(1,161)	2,477
Banking service fees	(39)	-	(63)
Total	61,374	34,572	31,146
Income from financial operations before loan losses	46,147	23,367	20,971
Banking service fees	15,227	11,204	10,174
(1)	For comparison purposes, the financial margin of the commercial bank market and of Itaú BBA was reclassified to Corporate + Treasury in 2008 and 2007.
(2)	Includes Treasury results, capital in excess, subordinated debt in excess, the financial margin of balance of net deferred taxes and the tax effect of hedge and sovereign bonds.
Note: Results for 2009 refer to the consolidation of Unibanco's operations during the year as compared to 2008, in which only the last quarter includes Unibanco's amounts.

We carry out our business activities mainly in Brazil and we do not break down our revenue by Brazilian geographic market. Our revenue arising from interest income from loan and lease operations, banking service fees and commissions, insurance premiums, private pension plans and capitalization plans are divided between revenue earned in Brazil and that earned abroad. The information in the table below covers revenue for each one of the years ended December 31, 2009, 2008 and 2007, after eliminations on consolidation.

R$ million
	2009	2008	2007

Income from financial operations before loan losses	46,147	23,367	20,971
Brazil	44,220	21,335	20,034
Abroad	1,927	2,032	937
Banking service fees	15,227	11,204	10,174
Brazil	14,586	10,557	9,783
Abroad	640	647	391
Income from insurance, pension plan and capitalization operations	2,432	1,307	1,219
Brazil	2,412	1,305	1,219
Abroad	20	3	-

(1) Results for 2009 refer to consolidation of Unibanco’s operations during the year as compared to 2008, in which only the last quarter comprises Unibanco’s amounts.

The table below shows income earned abroad by business area for the years ended December 31, 2009, 2008 and 2007:
R$ million
	2009	2008	2007

Itaú Unibanco – commercial bank	2,062	1,491	1,156
Argentina	184	231	193
Chile	443	467	660
Uruguay	73	180	143
Other companies abroad (2)	1,361	613	160
Itaú BBA	411	1,073	96
Other companies abroad (2)	411	1,073	96
Itaú Unibanco –credit card	114	118	77
Argentina	21	25	11
Chile	14	-	-
Uruguay	79	92	65
(1) Results for 2009 refer to consolidation of Unibanco’s operations during the year as compared to 2008, in which only the last quarter comprises Unibanco’s amounts.
(2) Includes Banco Itaú Europa Int, Itaú Unibanco S.A. – Cayman, New York, Tokyo and Nassau Branches, Banco Itaú-BBA S.A. – Nassau Branch, Banco Itaú-BBA S.A. – Uruguay Branch, Itaú Unibanco Holding S.A. – Grand Cayman Branch, Unibanco Grand Cayman Branch; BIEL Holdings AG, IPI - Itaúsa Portugal Investimentos, SGPS Lda. (51%), Itaú Europa Luxembourg Advisory Holding Company S.A., Itaúsa Europa - Investimentos, SGPS, Lda., Itaú Europa, SGPS, Lda., Itaúsa Portugal - SGPS, S.A., Banco Itaú Europa, S.A., BIE - Bank & Trust, Ltd., Banco Itaú Europa Luxembourg S.A., Banco Itaú Europa Fund Management Company, S.A., BIEL Fund Management Company S.A., BIE Cayman, Ltd., Banco Itaú Europa International, Bie Bank & Trust Bahamas Ltd., Itaú Europa Securities Inc., Unibanco - União de Bancos Brasileiros (Luxembourg) S.A., Itaú Madeira Investimentos, SGPS, Ltda, BIE Directors, Ltd, BIE Nominees, Lda, Brazcomp 1 Limited, Fin Trade, Kennedy Director International Services S.A., Federal Director International Services, S.A., Bay State Corporation Limited, Cape Ann Corporation Limited; BFB Overseas N.V., BFB Overseas Cayman, Ltd., Itau Bank Ltd., ITB Holding Ltd., Jasper International Investiment LLC, Unibanco Cayman Bank Ltd., Unicorp Bank & Trust Ltd., Unibanco Securities, Inc,  UBB Holding Company, Inc., Uni-Investments Inter. Corp., Unipart Partic. Internac. Ltd, Rosefield Finance Ltd.; Interbanco S.A; Afinco Americas Madeira, SGPS, Soc. Unipessoal Ltda., Itaú Asset Management S.A., Sociedad Gerente de Fondos Comunes de Inversión, Zux Cayman Company Ltd., Zux SGPS, Lda,, Agate SARL, Topaz Holding Ltd., Itaú USA Inc, Itaú International Investment LLC, ITrust Servicios Financieros S.A.,, Albarus S.A., Banco Del Paraná S.A., Amethyst Holding Ltd., Garnet Corporation, Itaú Securities Holding (new name of Zircon Corporation), Spinel Corporation, Tanzanite Corporation, Itaú Sociedad de Bolsa S.A., Peroba Ltd., Mundostar S.A., Karen International Ltd., Nevada Woods S.A., Itaú Asia Securities Ltd., Líbero Trading International Ltd., IPI - Itaúsa Portugal Investimentos, SGPS Lda. (49%), Itaú USA Securities, Inc., Itaú Middle East Securities Limited, Unipart B2B Investments, S.L., Tarjetas Unisoluciones S. A. de Capital Variable, Proserv - Promociones Y Servicios S.A. de C. V. and Itau UK Securities Ltd.

Reference Form 2009 – Itaú Unibanco Holding S.A

c) income or loss arising from the segment and its share in the Issuer’s net income or loss

					R$ million
	ITAÚ UNIBANCO
2009	COMMERCIAL BANK	ITAÚ BBA	CONSUMER CREDIT	CORPORATE + TREASURY	ITAÚ UNIBANCO

Managerial Financial Margin	24,250	4,075	10,767	3,687	42,778
Financial Margin with Customers	22,316	4,075	10,767	-	37,157
Financial Margin with the Market	-	-	-	5,621	5,621
Corporation Financial Margin	1,934	-	-	(1,934)	-
Income from Loan Losses	(8,856)	(1,150)	(5,786)	1,626	(14,165)
Allowance for Loan Losses	(10,410)	(1,174)	(6,442)	1,626	(16,399)
Recovery of Credits Written Off as Losses	1,554	24	656	-	2,234
Gross Income from Financial Operations	15,394	2,925	4,981	5,314	28,613
Other Operating Income/(Expenses)	(7,985)	(385)	(1,658)	(752)	(10,782)
Banking service fees	8,219	1,491	5,557	(40)	15,227
Income from Insurance, Pension Plans and Capitalization	2,238	1	82	111	2,432
Non-interest Expenses	(17,088)	(1,474)	(6,456)	(784)	(25,805)
Tax Expenses for ISS, PIS and Cofins	(1,954)	(287)	(1,014)	(214)	(3,467)
Equity in Earnings of Affiliates	0	1	-	183	183
Other Operating Income	601	(117)	173	(8)	649
Operating Income	7,409	2,540	3,323	4,562	17,831
Non-operating Income	117	(12)	(51)	14	68
Income Before Tax and Profit Sharing	7,526	2,529	3,272	4,576	17,900
Income Tax and Social Contribution	(2,067)	(527)	(921)	(1,335)	(4,850)
Profit Sharing	(1,079)	(289)	(146)	(182)	(1,695)
Minority Interest in Subsidiaries	(0)	-	-	(864)	(864)
Recurring Net Income	4,379	1,713	2,205	2,194	10,491
	ITAÚ UNIBANCO
2008	COMMERCIAL BANK	ITAÚ BBA	CONSUMER CREDIT	CORPORATE + TREASURY	ITAÚ UNIBANCO

Managerial Financial Margin	15,362	3,112	6,770	2,441	27,689
Financial Margin with Customers	15,362	3,112	6,770	857	25,258
Financial Margin with the Market	0	0	-	1,585	2,431
Income from Loan Losses	(4,338)	(493)	(3,100)	-	(7,930)
Allowance for Loan Losses	(5,141)	(540)	(3,588)	-	(9,269)
Recovery of Credits Written Off as Losses	803	48	488	-	1,339
Gross Income from Financial Operations	11,024	2,620	3,670	2,441	19,759
Other Operating Income/(Expenses)	(4,613)	(565)	(1,233)	(202)	(6,618)
Banking service fees	8,276	778	2,719	-	11,783
Income from Insurance, Pension Plans and Capitalization	1,492	0	77	-	1,570
Non-interest Expenses	(13,668)	(1,089)	(3,657)	(76)	(18,490)
Tax Expenses for ISS, PIS and Cofins	(1,386)	(225)	(599)	(322)	(2,532)
Equity in Earnings of Affiliates	(0)	13	1	171	184
Other Operating Income	673	(41)	227	25	868
Operating Income	6,411	2,055	2,436	2,239	13,141
Non-operating Income	15	(5)	(13)	2	(1)
Income Before Tax and Profit Sharing	6,426	2,050	2,424	2,241	13,140
Income Tax and Social Contribution	(1,912)	(617)	(726)	(97)	(3,352)
Profit Sharing	(635)	(211)	(109)	(0)	(957)
Minority Interest in Subsidiaries	0	-	-	(461)	(461)
Recurring Net Income	3,879	1,221	1,589	1,682	8,371

Reference Form 2009 – Itaú Unibanco Holding S.A

					R$ million
	ITAÚ UNIBANCO
2007	COMMERCIAL BANK	ITAÚ BBA	CONSUMER CREDIT	CORPORATE + TREASURY	ITAÚ UNIBANCO

Managerial Financial Margin	11,998	1,590	4,905	1,862	20,356
Financial Margin with Customers	11,998	1,590	4,905	676	19,169
Financial Margin with the Market	0	0	-	1,187	1,187
Income from Loan Losses	(3,191)	46	(1,963)	-	(5,108)
Allowance for Loan Losses	(3,962)	39	(2,253)	-	(6,176)
Recovery of Credits Written Off as Losses	770	7	291	-	1,068
Gross Income from Financial Operations	8,807	1,636	2,942	1,862	15,248
Other Operating Income/(Expenses)	(2,513)	(339)	(955)	28	(3,779)
Banking service fees	7,900	670	1,681	(63)	10,173
Income from Insurance, Pension Plans and Capitalization	1,148	0	71	-	1,219
Non-interest Expenses	(10,664)	(845)	(2,344)	(165)	(13,994)
Tax Expenses for ISS, PIS and Cofins	(1,245)	(160)	(421)	(145)	(1,971)
Equity in Earnings of Affiliates	-	5	-	266	272
Other Operating Income	348	(9)	58	134	521
Operating Income	6,295	1,297	1,987	1,890	11,469
Non-operating Income	(12)	5	0	8	0
Income Before Tax and Profit Sharing	6,284	1,301	1,987	1,897	11,469
Income Tax and Social Contribution	(1,871)	(272)	(667)	(558)	(3,368)
Profit Sharing	(581)	(123)	(33)	(7)	(744)
Minority Interest in Subsidiaries	-	-	-	(178)	(178)
Recurring Net Income	3,832	906	1,287	1,154	7,179

7.3. With respect to the products and services that correspond to the operating segments disclosed in item 7.2, describe:

a) characteristics of the production process

b) characteristics of the distribution process

c) characteristics of the markets in which it the segment operates, in particular:
I - Share in each of the markets
II - State of competition in the markets

d) any seasonality

e) main inputs and raw materials, including details of:
I - Description of the relations established with suppliers, including whether they are subject to governmental control or regulation, indicating the bodies and the respective applicable legislation
II - Any dependence on few suppliers
III - Any volatility in their prices

Marketing and distribution channels

We offer integrated services and products to our clients by means of many marketing tools and distribution channels. Our distribution network is made up mainly of branches, ATMs and customer site branches, or (“CSB”), which are banking service centers established on the premises of corporate clients.

Reference Form 2009 – Itaú Unibanco Holding S.A

The table below shows information related to our network of branches and ATMs at December 31, 2009 in both Brazil and abroad:

	Branches	CSBs	ATMs
Itaú Unibanco	3,550	915	32,352
Itaú Personnalité	165	3	352
Itaú BBA	9	-	-
Total in Brazil	3,724	918	32,704
Itaú Unibanco abroad (Outside Latin America)	4	-	-
Argentina	81	23	164
Chile	70	-	48
Uruguay	38	1	32
Paraguay	19	6	166
Total	3,936	948	33,114

The table below shows information regarding the geographical locations of the distribution network throughout Brazil at December 31, 2009:

Region	Branches	CSBs	ATMs
South	633	125	4,611
Southeast	2,499	653	23,631
Midwest	282	62	1,824
Northeast	242	45	2,014
North	68	33	624
Total in Brazil	3,724	918	32,704

Branches

At December 31, 2009, our network was composed of 3,724 full service branches throughout Brazil. We have branches in municipalities that represented 83.9% of Brazilian GDP at December 31, 2009, 81.4% of which are located in the states of São Paulo, Rio de Janeiro and Minas Gerais, in the southeastern region, Paraná, in the southern region, and Goiás, in the midwestern region, which, together, represent over 62.7% of Brazilian GDP (in accordance with the data published by the Central Bank of Brazil on the breakdown of Brazilian GDP per state in 2006). The network of branches operates as a distribution network for all products and services offered to our clients, such as credit cards, insurance and private pension plans.

Customer Site Branches (CSBs)

At December 31, 2009, we operated 918 banking service centers throughout Brazil, as shown in the table above. The variety of services offered at these service centers may be the same as those offered at the full-service branches, or more limited, in accordance with the size of the corporate client and its needs. The banking service centers are a low-cost alternative to full-service branches. Additionally, the banking service centers give us the opportunity to reach new retail clients while we provide services to corporate clients and their employees.

ATMs

At December 31, 2009, Itaú Unibanco operated 32,704 ATMs for the use of its clients throughout Brazil. Through our network of ATMs, a monthly average of approximately 125 million transactions was carried out during the year then ended. Our clients can perform practically all transactions related to their accounts by means of the ATMs, which are alternatives that do not require the direct participation of employees in the transactions and provide points of service at a cost that is significant lower than that of branches. Our clients may carry out transactions using ATMs that operate under the brands Itaú and Unibanco. We also have agreements with other network companies, such as the Cirrus and Maestro brands, which allow our clients to access simplified services through the networks of these companies.

Other distribution channels

We also provide clients with the possibility of obtaining information on the status of their accounts, investment funds and credit through many electronic channels, which allow us to carry out retail transactions at a lower cost.  These channels are:

•	Call centers, with a monthly volume of approximately 43.3 million transactions. This distribution channel accounted for 3.0% of the total products sold by the commercial bank in 2009;

Reference Form 2009 – Itaú Unibanco Holding S.A

•	Internet banking system, with a monthly volume of approximately 167.7 million transactions. This distribution channel accounted for 5.0% of the total products sold by the commercial bank in 2009;
•	Points of sale/Redeshop, a network that allows clients to use a debit card to purchase goods at the point of sale of the merchant, with approximately 45.6 million transactions a month;
•	Many other channels, such as e-mail, links for mobile telephones and wireless applications, drive-through installations and courier services.

Competition

General considerations

Recent years were characterized by the increase in competition and consolidation of the Brazilian financial service sector. On December 31, 2009, there were in Brazil 137 multiple-service banks, 18 commercial banks and a large number of savings and credit, brokerage, and lease institutions and other financial institutions.

Itaú Unibanco, Banco Bradesco, Banco Santander and HSBC are the leaders in the private banking sector. On September 20, 2009, these banks represented 41.0% of the total assets of the Brazilian banking sector. We also face competition from the government banks.  On September 30, 2009, Banco do Brasil, the National Bank for Economic and Social Development (BNDES) and Caixa Econômica Federal (CEF) ranked first, fourth and fifth, respectively, in the banking sector, accounting for 38.6% of the total assets of the banking system.

The table below shows the total assets of the 14 largest banks in Brazil in order of share in the total assets of the Brazilian banking sector.

	December 31, 2009 (*)
	R$ billion	%
Banco do Brasil (**)	692.0	20.0
Itaú Unibanco Holding	585.6	17.0
Bradesco	444.4	12.9
BNDES	386.6	11.2
CEF	341.8	9.9
Banco Santander	334.1	9.7
HSBC	100.1	3.9
Banco Votorantim	86.9	2.5
Safra	71.1	2.1
Citibank	40.8	1.2
Banrisul	29.3	0.8
Credit Suisse	21.9	0.6
BNP Paribas	21.3	0.6
UBS Pactual	20.7	0.6
Others	275.4	8.0
Total	3,452.0	100.0
(*)     Based on banking services, except for insurance and pension funds.
(**)   It Includes the consolidation of 50% of Banco Votorantim, based on the interest of 50% held by Banco do Brasil in Banco Votorantim.
Source: Central Bank of Brazil, The 50 largest banks and the consolidated financial system (December 2009)

With the merger of Itaú and Unibanco and the creation of Itaú Unibanco, new business opportunities arose in the domestic market, in which economies of scale have started to be essential for competitiveness. Itaú Unibanco has a leading position in many areas of the Brazilian financial market. We have achieved a market share of 16.5% based on total loans in December 2009 and ranked second in the Brazilian banking market. Without taking the government banks into consideration, we are the market leader with respect to total loan operations, with a 27.2% share in this market. We ranked second in the market in terms of total funding, with a market share of 17.03% at December 31, 2009.

We also have qualified employees and have increased our presence in the Southern Cone (Argentina, Chile, Paraguay and Uruguay), because we want to strengthen our operations in Latin America in order to assume a leading position in this market. Our long-term strategy is to gradually obtain a global position, but our priority is the consolidation of our presence in the Brazilian and South American markets.

Reference Form 2009 – Itaú Unibanco Holding S.A

The Brazilian credit card market is very competitive and has grown at the rate of 21.7% a year over the past three years, in accordance with the Brazilian Association of Credit Card and Service Companies (ABECS).  Our main competitors are Bradesco, Banco do Brasil and Banco Santander. The credit card companies are increasingly adopting alliance and co-branding strategies and adapting their pricing policies (interest rates, cardholder fees, and merchant fees) for the purpose of strengthening their position in the market.

The Brazilian insurance market is also highly competitive. Our main competitors in this industry are the insurance companies Sul América, Bradesco Seguros and other related companies, and BB Seguros and other related companies.  On December 31, 2009, this sector was made up of around 113 insurance companies of different sizes. We believe that our alliance with Porto Seguro will result in economies of scale and efficiency. Taking into consideration our 30% interest in Porto Seguro, we were in the leading position in terms of insurance premiums in November 2009, with a share of 14.8% of billings in the Brazilian market.

Our main competitors in private pension plan and capitalization products are controlled by large commercial banks, such as Bradesco, Banco do Brasil, Banco Santander and CEF, which, as Itaú Unibanco does, use their networks of branches to access the retail market.

Itaú BBA is a major market competitor in the market targeting large corporations. In volume of loan operations, Itaú BBA competes with Banco do Brasil (including Banco Votorantim) and, to a lesser extent, with Bradesco and Banco Santander; in cash management, a market in which Itaú BBA has a leading position and renowned efficiency, it competes with Banco do Brasil, Santander and Bradesco; and in derivative transactions, particularly structured derivatives, its main competitors are international banks, such as Citibank, Credit Suisse, HSBC, JP Morgan, Morgan Stanley and Santander.  Itaú BBA received the award for Best Cash Manager in Brazil from Euromoney magazine in 2009.

The main competitors in the consumer credit industry are HSBC and Bradesco, in addition to Banco Panamericano, Citifinancial (Citibank brand), GE Money (Banco GE Capital brand) and Banco Ibi. The main factors that make these institutions competitive in this segment are: distribution, strong brands, customer relationship management, and strategic alliances with large retailers.

Itaú Unibanco has formed alliances with CBD, Lojas Americanas, Magazine Luiza, Ponto Frio, Hipercard (Wal-Mart Brazil), and Ipiranga (Ultrapar), among others.

The main bank in the Brazilian real estate market is CEF, which is owned by the government. This institution provides real estate financing and is a leader in this market, particularly due to its aggressive pricing strategy. This position was strengthened by the “Minha Casa, Minha Vida” (“My House, My Life”) federal program, which is responsible for the construction and financing of one million homes for the low-income population and, of which, CEF is the main operator.  There are also two major competitors in the private sector: Banco Santander and Bradesco.

Seasonality

In general, our retail and credit card operations are seasonal, growing during the Christmas season and dropping at the beginning of the following year. Our service revenue is also seasonal, growing at the beginning of the year, when taxes and contributions are usually paid. Finally, we also experience a seasonal drop in personal expenses in the first quarter of the year due to the summer holidays.

7.4. Identify whether there are clients that are responsible for more than 10% of the Issuer’s net revenue, informing:

a)  amount of revenue arising from the client

b)  operating segments affected by the revenues arising from the client

There are no clients who account for more than 10% of the Issuer’s revenue.

Reference Form 2009 – Itaú Unibanco Holding S.A

The table below shows the concentration of loan, lease, other credits operations and the securities transactions of companies and financial institutions:

R$ million
Loan, lease and other credit operations	12/31/2009		12/31/2008		12/31/2007
and securities of companies and financial institutions (*)	Risk	% of Total	Risk	% of Total	Risk	% of Total
Largest debtor	3,351,437	1.1	7,950,623	2.5	1,404,737	1.0
20 largest debtors	34,875,013	11.3	44,192,721	14.0	14,879,896	10.3
50 largest debtors	55,367,738	18.0	69,383,770	22.0	24,403,844	16.9
100 largest debtors	73,494,272	23.9	90,844,640	28.8	33,102,327	22.9

7.5. Describe the effects of state regulation on the Issuer’s activities, specifically commenting on:

a) the need for governmental permits for the performance of activities and the history of the Issuer’s relationship with the public authorities for as regards obtaining such permits

In order to conduct its activities, the Issuer depends on prior permits from the Central Bank.

Incorporated on September 9, 1943 under the name Banco da Metrópole de São Paulo S.A., registered with the São Paulo Board of Trade under number 20.683 on April 22, 1944, the Issuer obtained a permit for operating as a financial institution on July 24, 1944. However, its history traces back to the activities of Itaú and Unibanco. On September 27, 1924, the banking department of Casa Moreira Salles started to operate, later becoming Banco Moreira Salles. The institution, which would play the leading role in a continuous process of mergers and acquisitions, adopted the name of Unibanco in 1975. In the Itaú group, goes back to 1944, when the members of the Egydio de Souza Aranha family founded Banco Federal de Crédito S.A. in São Paulo.

In relation to the capital markets, the Issuer’s shares were admitted for trading on BM&FBOVESPA in March 2003, replacing the shares of the institution that is currently named Itaú Unibanco S.A., which were admitted for trading on BM&FBOVESPA on October 20, 1944.

The Brazilian financial system and banking regulation

The basic institutional framework of the Brazilian financial system was established in 1964 through Law No. 4,595 of December 31, 1964, or the “Banking Reform Law”. This legislation created the CMN, a regulatory agency responsible for establishing monetary and credit policies for the promotion of economic and social development, as well as the operation of the financial system.

Banking Reform Law

The Banking Reform Law regulates the National Financial System, composed of the CMN, the Central Bank, Banco do Brasil, the BNDES, and many financial institutions from the public and private sectors. This law confers on the CMN powers to set the loan and capital limits, approve monetary budgets, establish exchange and interest rate policies, oversee activities related to stock markets, regulate the organization and operation of financial institutions in the public and private sectors, give authority to the Central Bank over issuing banknotes and setting reserve requirement levels, and setting out general guidelines related to the banking and financial markets.

Principal limitations and restrictions on financial institutions

Under the Banking Reform Law, financial institutions may not:

•           operate in Brazil without prior approval from the Central Bank or carry out transactions that fail to comply with principles of selectivity of transactions, adequate guarantees, liquidity and risk diversification;

Reference Form 2009 – Itaú Unibanco Holding S.A

•           invest in the equity of another company unless the investment receives prior approval from the Central Bank, based upon certain rules established by the CMN. Those investments may, however, be made through the investment banking unit of a multiple-service bank or through an investment bank;

•           own real estate, unless the institution occupies the property. When real estate is transferred to a financial institution in payment of a debt, the property must be sold within one year, except if otherwise authorized by the Central Bank; and

•           lend more than 25.0% of their referential equity calculated in accordance with CMN Resolution No. 3,444/07 as the basis of capital adequacy to any single person or group.

Special provisions relating to capital composition

Financial institutions may be organized as subsidiaries of foreign companies or companies of which the capital stock is composed of shares with or without voting rights, taking into consideration that shares without voting rights may not represent more than 50% of capital.

Regulation by the Central Bank

The Central Bank implements the monetary and credit policies established by the CMN, and controls and supervises all public- and private-sector financial institutions. Any amendment to a financial institution’s bylaws, any increase in its capital or any establishment or transfer of its principal place of business or any branch (whether in Brazil or abroad) must be approved by the Central Bank. Central Bank approval is necessary to enable a financial institution to merge with or acquire another financial institution or for any transaction resulting in a change of control over a financial institution. See also “— Antitrust Regulation”.” The Central Bank also determines minimum capital requirements, permanent asset limits, lending limits and compulsory reserve requirements. No financial institution may operate in Brazil without the prior approval of the Central Bank.

The Central Bank monitors compliance with accounting and statistical requirements. Financial institutions must submit annual and semi-annual audited financial statements, quarterly financial statements, subject to a limited review, and monthly unaudited financial statements, prepared in accordance with the Central Bank rules, all of which must be filed with the Central Bank. Publicly held financial institutions must also submit quarterly financial statements to the CVM, which are subject to a limited review. In addition, financial institutions are required to disclose to the Central Bank all credit transactions, foreign exchange transactions, export and import transactions and any other related economic activity. This disclosure is usually made on a daily basis by computer and through periodic reports and statements. A financial institution and the companies or individuals which control it have a duty to make available for inspection by the Central Bank its corporate books and records and any other document which the Central Bank may require in order to carry out its activities.

Capital adequacy and leverage/referential equity requirements

Since January 1995, Brazilian financial institutions have been required to comply with the Basel Accord (Basel I) on risk-based capital adequacy, modified as described below. In general, the Basel Accord (Basel I and Basel II) requires banks to maintain a ratio of capital to assets and certain off-balance sheet items, determined on a risk-weighted basis, of at least 8.0%. At least half of the required capital must consist of Tier 1 Capital, and the balance must consist of Tier 2 Capital. Tier 1 Capital, or capital, includes stocks (i.e., common shares and non-cumulative permanent preferred shares), share premium reserve, retained earnings and certain disclosed reserves less goodwill. Tier 2 Capital, or supplementary capital, includes “hidden” reserves, asset revaluation reserves, general loan loss reserves, subordinated debt and other quasi-equity capital instruments (such as cumulative preferred shares, long-term preferred shares and convertible debt instruments). There are also limitations on the maximum amount of certain Tier 2 Capital items.

To assess the capital adequacy of banks under the risk-based capital adequacy guidelines, a bank’s capital is evaluated on the basis of the aggregate amount of its assets and off-balance sheet exposure, such as financial guarantees, letters of credit and foreign currency and interest rate contracts, which are weighted according to their categories of risk.

Reference Form 2009 – Itaú Unibanco Holding S.A

Brazilian legislation closely tracks the provisions of the Basel Accord (Basel II) for credit, market and operational risks. Among the key differences between Brazilian legislation and the Basel Accord (Basel II) are:

•           the minimum ratio of capital to assets determined on a risk-weighted basis is 11%;

•           the risk-weighting assigned to certain assets and types of off-balance sheet exposure differs slightly from that set forth in the Basel Accord (Basel II), including a risk weighting of 300% on deferred tax assets other than temporary differences;

•           the ratio of capital to assets of 11% mentioned above has had to be calculated based on the consolidation of all financial subsidiaries (partial consolidation) and on a fully consolidated basis since July 2000, i.e., including all financial and non-financial subsidiaries. In this consolidation, Brazilian financial institutions are required to take into account all investments made in Brazil or abroad in which the financial institution holds, directly or indirectly, individually or together with another partner, including through voting agreements: (i) partner rights that ensure a majority in adopting the corporate resolutions of the invested entity; (ii) the power to elect or dismiss the majority of the management of the invested entity; (iii) operational control over the invested company characterized as common management; and (iv) effective corporate control of the invested entity characterized as the total equity interest in the invested company being held by its the management, controlling individuals or companies, or related companies of the investor and the equity interest being held, directly or indirectly, through investment funds owned by the investor. Upon preparation of the consolidated financial statements, the financial institutions that are related by actual operational control or by operation in the market under the same trade name or trademark must also be considered for consolidation purposes; and

•           the requirement for banks to set aside a portion of their equity to cover operational risks as from July 1, 2008 (which varies from 12.0% to 18.0% of average gross income from financial operations).

For limited purposes, the Central Bank establishes the criteria for the determination of referential equity for Brazilian financial institutions. In accordance with those criteria established by CMN Resolution No. 3,444/07, the capital of the banks is divided into Tier 1 Capital and Tier 2 Capital.

•           Tier 1 Capital is represented by shareholders’ equity plus the balance of the credit income account and the blocked deposits account. It is held in order to mitigate capital deficiency, excluding the balance of the debt income account, revaluation reserves, contingency reserves, special profit reserves related to mandatory dividends not yet distributed, cumulative preferred shares, unrealized earnings related to available-for-sale securities market value adjustments, redeemable preferred shares and certain deferred tax credits in accordance with Resolution No. 3,059/02, as amended, established by CMN.

•           Tier 2 Capital is represented by revaluation reserves, contingency reserves, special profit reserves related to mandatory dividends not yet distributed, cumulative preferred shares, redeemable preferred shares, subordinated debt and hybrid instruments and unrealized earnings related to available-for-sale securities market value adjustments. As mentioned above, Tier 2 Capital must not exceed Tier 1 Capital. In addition, redeemable preferred shares with original maturity of less than ten years plus the amount of subordinated debt is limited to 50.0% of the amount of Tier 1 Capital.

Referential equity is represented by the sum of Tier 1 and Tier 2 Capital and, together with the deductions described in Note 3 to our consolidated financial statements as of and for the year ended December 31, 2009, will be taken into consideration for the purposes of defining the operational limits of financial institutions.

Compulsory deposits

The Central Bank currently imposes several compulsory deposit requirements on Brazilian financial institutions to be deposited with the Central Bank, as a mechanism to control the liquidity of the Brazilian financial system. These requirements are applied to a wide range of banking activities and transactions, such as demand deposits, savings deposits and time deposits. The deductions on compulsory deposit related to time funds (time deposits and interbank deposits of leasing companies), pursuant to Circular No. 3427/2008 as amended by Circular No. 3485/2010,  are allowed for the term of the transactions and only for acquisitions made by June 30, 2010.  These deductions may be made through the acquisition of foreign currency from the Central Bank of Brazil and purchases or investments in Interbank Deposit Certificates (“CDI”) issued by financial institutions with consolidated Tier 1 regulatory capital of no more than R$ 7 billion. Currently, it is possible to make deductions of up to 45% of the compulsory amount to be deposited. Up to March 29, 2010, such a limit was 100% of cash deposits.

Reference Form 2009 – Itaú Unibanco Holding S.A

In light of the international financial crisis, the Brazilian government enacted measures to modify Brazilian banking laws in order to provide the financial market with greater liquidity, including:

•           reducing the rate applicable on additional time deposits and demand deposits to 4.0%, and to 5.0%, respectively, effective until March 22, 2010. On March 22, 2010 the rate applicable to both additional time and demand deposits rose to 8.0%, corresponding to the rate in place before the crisis;

•           provisions stating that financial institutions may deduct costs related to foreign currency acquisitions from the compulsory withholding of interbank deposits from leasing companies;

•           reducing the rate of compulsory demand deposits from 45.0% to 42.0%;

•           reducing the rate of compulsory time deposits to 13.5%, effective until March 29, 2010. On March 29, 2010, the rate of compulsory time deposits rose to 15.0%, corresponding to the rate in place before the crisis; and

•           permitting financial institutions to deduct the amount of voluntary contributions to the Fundo Garantidor de Crédito, (“FGC”) (the Brazilian Deposit Guarantee Fund), from compulsory demand deposits.

Foreign currency exposure

The total exposure in gold, foreign currency and other assets and liabilities indexed or linked to the foreign exchange rate variation undertaken by financial institutions, and their direct and indirect subsidiaries, on a consolidated basis, may not exceed 30.0% of their referential equity, in accordance with Resolution No. 3,488/07, established by the CMN.

Liquidity and fixed assets investment regime

The Central Bank prohibits Brazilian multiple-service banks, including us, from holding, on a consolidated basis, permanent assets in excess of 50.0% of their adjusted referential equity. Permanent assets include investments in unconsolidated subsidiaries as well as real estate, equipment and intangible assets.

Lending limits

In accordance with CMN Resolution No. 2,844/01, a financial institution may not grant loans advances, or guarantees, or enter into credit derivative transactions, underwrite or hold in its investment portfolio the securities of any single customer or group of affiliated customers that, in the aggregate, exceed 25.0% of the financial institution’s adjusted referential equity.

Treatment of overdue debts

In accordance with CMN Resolution No. 2,682/99, Brazilian financial institutions are required to give their credit transactions a rating (including leasing transactions and other transactions characterized as credit advances) and make provision according to the score level given to each such transaction. The rating is based on the financial condition of the customer, the terms and conditions of the transaction and the period of time during which the transaction has been in arrears, if any. Transactions are rated AA, A, B, C, D, E, F, G or H, with AA being the highest rating.

Credit ratings must be reviewed on a monthly basis and, apart from additional provisions required by the Central Bank or which are deemed necessary by the management of those financial institutions, provision required to varies from 0.5% of the value of the transaction, in the case of level A transactions, to 100.0% in the case of level H transactions.

Foreign currency loans

Financial institutions in Brazil are permitted to borrow foreign-currency denominated funds in the international markets (either through direct loans or through the issuance of debt securities) for any purpose including on-lending those funds in Brazil to Brazilian corporations and financial institutions without the prior written consent of the Central Bank, in accordance with Resolution No 3,844/10 issued by the CMN. The Central Bank may establish limits on the term, interest rate and general conditions of such foreign currency loan transactions (including the issuance of bonds and notes by financial institutions). Currently, there are no limits imposed on such transactions, but international funds that remain in Brazil for a period shorter than 90 days are subject to a tax on financial transactions (Imposto sobre Operações Financeiras), or IOF, at a rate of 5.38% levied on the amount in local currency of the foreign currency exchange contract entered into. However, if the funds remain in Brazil for a period of over 90 days, the IOF is reduced to zero. The Central Bank frequently changes these regulations in accordance with the economic scenario and the monetary policy of the Brazilian government.

Reference Form 2009 – Itaú Unibanco Holding S.A

Cross-border loans between individual or companies (including banks) resident or domiciled in Brazil and individuals or companies resident or domiciled abroad are no longer subject to the prior approval of the Central Bank, but are subject to prior registration with the SISBACEN (Central Bank System).

Foreign currency position

Transactions involving the sale and purchase of foreign currency in Brazil may only be conducted by institutions authorized to do so by the Central Bank. The Central Bank imposes limits on the foreign exchange sale and purchase transactions of institutions authorized to operate in the foreign exchange markets. These limits vary according to the type of financial institution conducting the foreign exchange transactions, the foreign exchange sale positions held by those institutions, the shareholders’ equity level of the relevant institution.

There is no current limit on the sale or purchase positions in foreign currency of banks (commercial, multiple-service, investment, development and savings banks) authorized to carry out transactions on the foreign exchange markets. In accordance with Central Bank Circular No. 3,401/08, other institutions of the national financial system are limited to have long positions in foreign currency, although there are no limits with respect to foreign exchange short positions.

Transactions with affiliates

Law No. 7,492 of July 16, 1986, which sets forth crimes against the Brazilian financial system, establishes the granting of credit by a financial institution to any of its controlling shareholders, Board members or directors and certain of the family members of such individuals and any entity controlled directly or indirectly by the financial institution as a crime. Violations of Law No. 7,492 are punishable by two to six years’ imprisonment and a fine. On June 30, 1993, the CMN issued Resolution No. 1,996, which requires any such transaction to be reported to the Public Attorney‘s Office.

The Banking Reform Law also imposes prohibitions on the granting of credit or advances to any company which holds more than 10.0% of the financial institution’s capital and to any company in which the financial institution holds more than 10.0% of the capital. This limitation is also applicable with respect to the Board members and directors of the financial institution and certain of their relatives, as well to those companies in which such persons hold more than 10.0% of the capital.

Establishment of offices and investments abroad

For a Brazilian financial institution to establish foreign offices or directly or indirectly maintain equity interests in financial institutions outside Brazil, it must obtain prior approval from the Central Bank, which will depend on the applicant Brazilian bank being able to meet certain criteria, including:

•	the Brazilian financial institution must have been in operation for at least six years;

•
the Brazilian financial institution’s paid-in capital and shareholders’ equity must meet the minimum levels established by Central Bank regulations for the relevant financial institution plus an amount equal to 300% of the minimum paid-in capital and shareholders’ equity required by Central Bank regulations for commercial banks;

•	the Central Bank must be assured of access to information, data and documents regarding the transactions and accounting records of the branch for its global consolidated supervision;

The Brazilian financial institution must present to the Central Bank a study on the economic and financial viability of the subsidiary, branch or investment and the expected return on investment. Within 180 days of Central Bank approval, the Brazilian financial institution must submit a request to open the branch to the competent foreign authorities and start up operations within one year. Failure to fulfill these conditions may result in the cancellation of the authorization.

Reference Form 2009 – Itaú Unibanco Holding S.A

Bank insolvency

Insolvency regime

Financial institution insolvency is generally a matter handled by the Central Bank. The Central Bank begins and oversees all administrative proceedings, whether for, or in avoidance of, liquidation.

Law No. 11,101, as amended, or the Brazilian Bankruptcy Law, was sanctioned by the President on February 9, 2005, became effective in June 2005 and was amended in November 2005; it has significantly reshaped and modernized bankruptcy law in Brazil, until then governed by rules originating in 1945. Among the important innovations introduced by the new law are the following: (i) the availability of reorganization arrangements that enable a debtor to financially restructure; and (ii) in the event of bankruptcy, the priority of secured debts over tax liabilities.

While the insolvency of financial institutions continues to be governed by specific regimes (intervention, extrajudicial liquidation and temporary special administration, each of which is discussed in further detail below), they are subject to the Brazilian Bankruptcy Law, to the extent applicable, on an ancillary basis, until such a time as a specific set of rules is enacted.

Intervention, administrative liquidation and bankruptcy

The Central Bank may intervene in the operations of a bank if there is a material risk to creditors. The Central Bank may intervene if liquidation can be avoided or it may perform administrative liquidation or, in some circumstances, require the bankruptcy of any financial institution except those controlled by the Brazilian government.

Extrajudicial liquidation

•      An extrajudicial liquidation of any financial institution (with the exception of public financial institutions controlled by the Brazilian government) may be carried out by the Central Bank if it can be established that:

•      the debts of the financial institution are not being paid when due; or

•      the financial institution is deemed insolvent; or

•      the financial institution has incurred losses that could abnormally increase the exposure of the unsecured creditors; or

•      the management of the relevant financial institution has materially violated Brazilian banking laws or regulations; or

•      upon cancellation of its operating authorization, a financial institution’s ordinary liquidation proceedings are not carried out within 90 days or are carried out with a delay representing a risk to its creditors, at the Central Bank’s discretion. Liquidation proceedings may otherwise be requested, on reasonable grounds, by the financial institution’s directors or by the intervener appointed by the Central Bank in the intervention proceeding.

Extrajudicial liquidation proceedings may cease:

•	at the discretion of the Central Bank if the parties concerned take over the administration of the financial institution after having provided the necessary guarantees; or

•	when the liquidator’s final accounts are rendered and approved, and subsequently filed with the competent public registry; or

•	when converted to an ordinary liquidation; or

•	when the financial institution is declared bankrupt.

Reference Form 2009 – Itaú Unibanco Holding S.A

 Temporary Special Administration Regime

In addition to the aforesaid procedures, the Central Bank may also establish the Temporary Special Administration Regime (Regime de Administração Especial Temporária), or RAET, which is a less forceful intervention by the Central Bank in private and non-federal government financial institutions that allows them to continue to operate normally.

The RAET may be imposed by the Central Bank in the following circumstances:

•	the financial institution continually enters into transactions that are contrary to the economic and financial policies established by federal law; or

•	the financial institution fails to observe compulsory deposit rules; or

•	the financial institution carries out operations or is in circumstances which call for an intervention; or

•	in the case of illegal or fraudulent administration;, and

•	the institution has a shortage of assets.

The main purpose of the RAET is to assist with the recovery of the financial conditions of the institution under special administration. Therefore, the RAET does not affect the day-to-day business operations, liabilities or rights of the financial institution, which continues to operate in its ordinary course of business.

Repayment of creditors on liquidation

In the event of the extrajudicial liquidation of a financial institution or the liquidation of a financial institution under the terms of bankruptcy proceedings, employees’ wages and indemnities up to a certain amount, secured credits and tax claims have the highest priority over any claims against the bankrupt company. The FGC is a Brazilian deposit guarantee fund that covers a maximum of R$ 60,000 in the deposits and credit instruments of an individual in a financial institution (or financial institutions of the same financial group). The FGC is mainly funded through the mandatory contributions of all Brazilian financial institutions that handle customer deposits, currently levied at 0.0125% per year, in accordance with CMN Resolution No. 3,400, as amended. The payment of unsecured credit, including regular retail customer deposits not covered by the FGC, is made after the payment of all secured credits and other credits with special privileges, which are granted by specific laws. Additionally, credit instruments and deposits made outside Brazil are not covered by the FGC, pursuant to Resolution No. 3,400/06.

Foreign investments

Foreign banks

The establishment in Brazil of new branches by foreign financial institutions (financial institutions which operate and have head offices abroad) is prohibited, except when duly authorized by the Brazilian government, in accordance with international treaties, the policy of reciprocity and the interest of the Brazilian government. Once authorized to operate in Brazil, a foreign financial institution is bound by the same rules, regulations and requirements that are applicable to any other Brazilian financial institution.

Foreign investment in Brazilian financial institutions

Foreign investment in Brazilian financial institutions by individuals or companies is permitted only if specific authorization is granted by the Brazilian government, and if it is made as provided for in international treaties, according to the policy of reciprocity and in the interest of the Brazilian government.

Once authorization is granted, Brazilian law sets forth the following rules concerning foreign investment in Brazil and the remittance of capital outside of Brazil:

•	foreign and Brazilian investors shall be treated equally, unless legislation states otherwise;

•	any foreign company that directly owns shares of Brazilian companies shall be enrolled with the corporate taxpayer registry (Cadastro Nacional de Pessoa Jurídica) or “CNPJ”;

Reference Form 2009 – Itaú Unibanco Holding S.A

•	foreign direct investments, repatriations and profit remittances shall be registered electronically with the Central Bank through the Module RDE-IED of SISBACEN;

•
the Central Bank may require that Brazilian companies provide information regarding foreign investors interest in their capital, and any other information in connection with the relevant foreign investment in Brazil; and

•	Brazilian companies shall report in their financial statements their foreign investments, obligations and credits.

In December 1996, the president Fernando Henrique Cardoso issued a decree authorizing the acquisition by non-Brazilians of non-voting shares issued by Brazilian financial institutions as well as the offering abroad of depositary receipts representing those shares. Also in December 1996, the CMN approved a resolution specifically authorizing the global offering of depositary receipts representing non-voting shares of Brazilian financial institutions. Therefore, in these specific cases, authorization from the Brazilian government is not necessary.

Privatization of state government banks

In order to reduce the participation of Brazilian states in banking activities, the Brazilian government has established certain procedures for the privatization, or liquidation, or changes in the organization, of financial institutions currently controlled by Brazilian state governments.

The Brazilian federal government, subject to certain conditions relating to the guarantees to be provided by the Brazilian state governments, may, at its discretion:

•	acquire control over a financial institution for the purpose of its privatization or liquidation;

•	finance the liquidation or change the organization of a financial institution into a non-financial institution when such a measure is taken by its controlling shareholder;

•	finance any prior adjustments necessary for the privatization of a financial institution;

•	purchase contractual credits held by a financial institution from its controlling shareholder and companies controlled by that shareholder and refinance those credits; and

•
under exceptional circumstances, upon the prior approval from the CMN and subject to the fulfillment of certain conditions by the appropriate Brazilian state government, finance a capitalization program aimed at improving the management of the financial institution. In this case, under specific conditions, the financing is limited to 50.0% of the amount of funds necessary.

Brazilian payment and settlement system

The rules for the settlement of payments in Brazil are based on the guidelines adopted by the Bank of International Settlements, or BIS. The Brazilian payment and settlement system began operating in April 2002. The Central Bank and the CVM have the power to regulate and supervise this system. Pursuant to these rules, all clearing houses shall adopt procedures designed to reduce the possibility of systemic crises and to reduce the risks previously borne by the Central Bank. The most important principles of the Brazilian payment and settlement system are:

•
the existence of two main payment and settlement systems: that dealing with real- time gross settlements, made using the reserves deposited in the Central Bank; and that dealing with deferred net settlements, made through the clearing houses;

•	the clearing houses, with some exceptions, are liable for the payment orders they accept; and

•
bankruptcy laws do not affect the payment orders made through the credits of clearing houses, or the guarantees granted to secure those orders. However, clearinghouses have ordinary credits against any other party under bankruptcy laws.

Reference Form 2009 – Itaú Unibanco Holding S.A

Internal compliance procedures

All financial institutions shall establish internal policies and procedures to control their activities, their financial, operational and management information systems, and their compliance with all regulations applicable to them.

Audit committee

In accordance with the CMN regulations, all financial institutions that (i) have reference capital or consolidated reference capital equal to or in excess of R$ 1 billion, or (ii) manage assets of third parties amounting to at least R$ 1 billion, or (iii) hold deposits and manage assets of third parties amounting to at least R$ 5 billion in aggregate, shall have an internal audit committee.

Audit committees shall be created as provided for in the bylaws of the respective financial institution and shall be composed of at least three members, one of whom shall be an expert in accounting and audit.

Audit committee members of publicly-held financial institutions shall not (a) be or have been in the previous twelve months: (i) a director of the institution or its affiliates, (ii) an employee of the institution or its affiliates, (iii) an employee, management member, supervisor, technician, or any other member of the team involved in the audit activities of the institution, or (iv) a member of the fiscal council of the institution or of its affiliates; (b) be a spouse or relative (first or second-degree relative) of the persons described in (a).

Audit committee members of publicly-held financial institutions are also prohibited from receiving any compensation from the institution or its affiliates other than that of a member of the audit committee. In the event that an audit committee member of the institution is also a member of the board of directors of the institution or its affiliates, such a member shall opt for the compensation related to only one of the positions.

The audit committee of Itaú Unibanco Holding reports to the board of directors and its principal functions are to oversee the following:

•	the quality and integrity of the financial statements of Itaú Unibanco Holding;

•	compliance with legal and regulatory requirements;

•	the performance, independence and quality of the services rendered by the independent auditors of Itaú Unibanco Holding;

•	the performance, independence and quality of the work performed by the internal auditors of Itaú Unibanco Holding;

•	the quality and the effectiveness of the internal controls and risk-management systems of Itaú Unibanco Holding; and

•	recommendations for engaging and replacing independent auditors made to the board of directors.

According to Central Bank resolutions, the audit committee shall be a corporate body, created by shareholder resolution, which is separate from the board of directors. Notwithstanding the requirement of being different corporate bodies, the members of the audit committee may be members of the board of directors, provided that they meet certain independence requirements. In addition, under Brazilian law, the engagement of the independent auditor is a function reserved exclusively for the board of directors of a company. However, Brazilian regulation allows the creation of a single audit committee for an entire group of companies.

Independent auditors and the audit committee shall immediately notify the Central Bank of the existence or evidence of error or fraud within a maximum period of three business days from the identification of the error or fraud, including:

•	non-compliance with legal and regulatory rules that may put the continuity of the audited company at risk,

•	fraud of any degree committed by the administration of the institution;,

•	relevant fraud committed by the institution’s employees or third parties;, and

•	errors that result in significant misstatements in the financial statements of the company.

Reference Form 2009 – Itaú Unibanco Holding S.A

Exemptions from the listing rules for audit committees

In relation to the rules for companies listed on the NYSE and the SEC, we shall comply with Rule 10A-3 of the Securities Exchange Act of 1934 (Standards relating to Listed Company Audit Committees). Rule 10A-3 requires that we either establish an audit committee composed of members of the board of directors that meets specific requirements, or designate and nominate a board of auditors or similar body to perform the role of the audit committee in reliance on the general exemption for audit committees of foreign private issuers set forth in Rule 10A-3(c)(3) of the Securities Exchange Act of 1934.

In accordance with Central Bank regulations, we have established a body similar to the audit committee of the board of directors of a U.S. company, which we shall call “the audit committee.” See further details in Item 12.1a.

Our audit committee, to the extent permitted under Brazilian law, performs all the functions of an audit committee established under Rule 10A-3. As required by Brazilian law, our board of directors and audit committee are separate corporate bodies. Only two of the five members of our audit committee are also members of our board of directors. In addition, under Brazilian law, the function of engaging independent auditors is a duty reserved exclusively for a company’s board of directors. Therefore, our board of directors acts as our audit committee, as permitted under Rule 10A-3(c)(3)(v) of the Exchange Act, for the purpose of the nomination of our independent auditors.

Except for these specific cases, our Audit Committee is comparable to, and has the duties of, an audit committee of the board of directors of a U.S. company. Our audit committee is able to act independently in performing the functions of an audit committee created under the Sarbanes-Oxley Rules, fulfils the other requirements of the exemption from Rule 10A-3(c)(3), and therefore is in compliance with Rule 10A-3 of the Exchange Act.

Regulation on independent accountants

CMN Resolution No. 3,198, dated May 27, 2004, as amended, establishes consolidated rules for external audit services provided to financial institutions. In accordance with this resolution, all financial institutions shall be audited by independent accountants. Independent accountants can only be engaged if they are registered with the CVM, certified in specialized banking analysis by the Institute of Brazilian Independent Auditors (Instituto dos Auditores Independentes do Brasil – “IBRACON”) and if they meet several requirements designed to assure their independence. Moreover, at least every five consecutive fiscal years, the responsible partner and the audit senior team members with management duties in the independent accounting firm should be replaced.

Additionally, former accountants may only be re-engaged after three fiscal years have passed since their prior engagement. Financial institutions shall designate a senior management member to be technically responsible for compliance with all rules regarding financial statements.

In addition to preparing an audit report, the independent accountants shall carry out the following:

• an assessment of the internal controls and risk management procedures of the financial institution, including the electronic data processing system, showing the deficiencies found, and

• a description of the financial institution’s non-compliance with applicable and important rules governing the financial institution’s operations and financial statements.

Since it entered into effect, Resolution No. 3,198 was amended several times, which has resulted in the adoption of the following rules, among others:

• there is now mandatory limited review of quarterly financial information submitted to the Central Bank;

• the financial institution shall appoint one executive officer technically qualified to oversee the applicability of the rules and be responsible for the occurrence of any fraud or negligence, notwithstanding any other applicable regulation;

Reference Form 2009 – Itaú Unibanco Holding S.A

• certain services cannot be provided by the independent accountant without the risk of losing its independence, pursuant to the CVM requirements;

• Resolution No. 3,503 on the mandatory rotation of the independent auditor firm every five years suspended until December 31, 2008;

• Resolution No. 3,606, dated September 11, 2008, which anticipated the end of the suspension of the mandatory rotation of the independent accounting firm, substituted such a rotation rule for the rotation of the responsible partner and the audit senior team members with management duties;

• financial institutions that reports referential equity equal to or above R$ 1 billion shall establish an audit committee comprising at least three members who should rotate every five years and at least one of the members shall be an expert in accounting and audit. The members of the audit committee may only return to the committee three years after the end of their five-year term of office. The audit committee shall be responsible for the assessment of internal controls, the effectiveness of the independent accountants and internal audit, and recommend improvements or changes in policies and procedures, among other duties. Each audit committee shall publish a summary of the audit committee report, together with the six-month financial statements from December 31, 2004;

• the engagement of independent accountants is subject to the certification of the team members with administrative responsibilities issued by CFC, together with the IBRACON; for the audit team members with management duties, and

• the independent accountants are responsible for the issuance of the audit report on the financial statements, a report on the evaluation of internal controls and systems and a report containing the breaches of rules and regulation which may have a significant impact on the financial statements or operations of the company. These reports shall be available to the Central Bank for at least five years.

Furthermore, under Brazilian law our financial statements shall be prepared in accordance with Brazilian GAAP and other applicable regulations. Financial institutions shall have their financial statements audited every six months. Quarterly financial information filed with the CVM shall be reviewed by its independent accountants. On January 14, 2003, the CVM approved Instruction No. 381 requiring audited institutions to disclose information relating to services received other than audits provided by independent accountants that represented more than 5.0% of the fees the institution paid to the external accounting firm.

In addition, under CMN Resolution No. 3786, dated September 24, 2009, from December 31, 2010 our annual consolidated financial statements shall be prepared in accordance with IFRS, and accompanied by an independent audit report confirming that the financial statements have been prepared according to these accounting standards.

Regulation on presentation of financial statements

CMN Resolution No. 2,723 of May 31, 2000, as amended, establishes certain rules for the consolidation of financial statements by financial institutions. According to this Resolution, financial institutions, except for credit cooperatives, must prepare consolidated financial statements that include investments in companies in which they hold, directly or indirectly, solely or jointly, (i) the right to nominate or appoint the majority of the company’s board of directors; (ii) the right to appoint or dismiss the majority of the directors and management members of the company; and/or (iii) operational or corporate control.

This resolution is applied by the Central Bank to us on a group-wide basis. Itaú BBA is not required to publish, and does not publish, consolidated financial statements.

Rules governing the collection of bank fees

The collection of bank fees and commissions is extensively regulated by the CMN and by the Central Bank. Rules seeking the standardization of the collection of banking fees and the cost of credit transactions for individuals were approved by the CMN in December 2007. According to these rules, banking services provided to individuals are divided into the following four groups: (i) essential services; (ii) priority services; (iii) specific or differentiated services; and (iv) special services.

Reference Form 2009 – Itaú Unibanco Holding S.A

Banks are not able to collect fees in exchange for supplying essential services to individuals with regard to checking accounts, such as (i) supplying a debit card; (ii) supplying ten checks per month to accountholders who meet the requirements to use checks, according to the applicable rules; (iii) supplying a second debit card (except in cases of loss, theft, damage and other reasons not caused by the bank); (iv) allowing up to four withdrawals per month, which can be made at the branch of the bank, using checks or additional checks or ATM terminals; (v) supplying up to two statements describing the transactions during the month, to be obtained through ATM terminals; (vi) facilitating inquiries over the Internet; (vii) effecting up to two transfers of funds between accounts held by the same bank, per month, at the branch, through ATM terminals or over the Internet; (viii)  clearing checks; and (ix) supplying a consolidated statement describing, on a month-by-month basis, the fees charged over the previous year with regard to checking accounts and savings accounts. Certain services rendered to individuals with regard to savings accounts also fall under the category of essential services and, therefore, are exempt from the payment of fees.

Priority services are the ones rendered to individuals with regard to checking accounts, transfers of funds, credit transactions and records and are subject to the collection of fees by the financial institutions only if the service and its nomenclature are listed in Memorandum 3,371, which defines standardized nomenclature for services and their delivery channels, acronym identification and the events triggering such services. In addition, Resolution No. 3,518 also states that commercial banks shall offer to their individual clients a “standardized package” of priority services, whose content is defined by Memorandum 3,371. Banking clients shall have the option to acquire services individually, instead of adhering to the package.

The regulation authorizes financial institutions to collect fees for the performance of specific services, provided that the account holder or user shall be informed of the conditions of use, or the fee and charging method are defined in the contract. Some such specific services are (i) approval of signatures; (ii) management of investment funds; (iii) rental of safe deposit boxes; (iv) courier services; and (v) custody and brokerage services.

The collection of fees in exchange for the supply of special services (including, among others, services relating to rural credit, the currency exchange market and theon-lending of funds from the real estate financial system) are still governed by the specific provisions found in the laws and regulations relating to such services.

In addition, CMN regulations establish that all debits related to the collection of fees shall be charged to a bank account only if there are sufficient funds to cover such debits in the account, thus forbidding overdrafts caused by the collection of banking fees. Furthermore, a minimum of 30 days’ notice shall precede any increase or creation of fees, while fees related to priority services and the “standardized package” can be increased only after 180 days from the date of the last increase (whereas reductions can take place at any time).

Anti-money laundering regulations

The Brazilian Anti-Money Laundering Law (Law No. 9,613, as amended, or “AML”) makes it a crime to hide or disguise the nature, origin, location, disposal, movement or ownership of goods, rights or finances coming, directly or indirectly, from the following crimes: (i) illegal trafficking of narcotic substances; (ii) terrorism and terrorism financing; (iii) smuggling or trafficking weapons or munitions; (iv) extortion through kidnapping; (v) acts against Brazilian public administration; (vi) acts against the national financial system; (vii) acts conducted by a criminal organization; or (viii) acts against a foreign public administration.

AML also created the Brazilian Financial Intelligence Unit and the Council of Control of Financial Activities (“COAF”), which operates under the Ministry of Finance. COAF has a central role in the Brazilian system of fighting money laundering and terrorism financing, and the legal responsibility to coordinate mechanisms for international cooperation and information exchange.

According to AML and complementary regulations enacted by the Central Bank, financial institutions must have internal controls procedures in order to:

•
identify and know their customers, which includes determining whether the customer is a Politically-Exposed Person (“PEP”), as well as identifying the beneficial owners of transactions, if any. These records shall be kept up to date;

•
maintain records of all financial services used by or transactions made on behalf of, or for, a customer. The record system shall allow the identification of any transaction or series of transactions involving amounts that exceed R$ 10,000.00 and belong to the same customer or conglomerate in one calendar month or reveal a pattern of activity that suggests a scheme to avoid identification;

Reference Form 2009 – Itaú Unibanco Holding S.A

•
pay special attention to (i)  transactions, or proposed transactions, that are unusual in relation to the parties involved, amounts, forms of execution and the instruments used, or that have no apparent economic or legal basis; (ii) transactions or proposed transactions involving PEPs; (iii) evidence of fraud in customer or transaction identification; (iv) transactions involving unidentifiable beneficial owners; (v) transactions dealing with countries that do not fully comply the Financial Action Task Force Recommendations; and (vi) situations where it is not possible to keep a customer’s identification records up to date. Financial institutions shall have enhanced monitoring programs, check if a certain customer or transaction  has to be reported to COAF and evaluate if they want to begin or maintain a relationship with a customer;

•	report suspicious transactions to COAF, including all cash transactions equal to or above R$ 100,000.00, which shall be reported automatically on the day of the transaction;

•	keep the records referred to above for at least five years or ten years, depending on the nature of the information, even after ending a customer relationship or closing a transaction; and

•	maintain employee AML training.

Non-compliance with any of the obligations indicated above exposes the financial institution and its managers to penalties varying from fines (from 1.0% to 200.0% of the amount of the transaction, 200.0% of the profit generated thereby, or an amount up to R$ 200,000) to rendering its managers ineligible for the exercise of any office in financial institutions and the annulment of the financial institution’s license to operate.

The issuer and its subsidiary companies adopt an internal anti-money laundering policy. This policy comprises guidelines based on the Brazilian legislation and the best international practices. The subsidiary companies located abroad follow both the issuer’s internal policies and the local regulations, and the most restrictive requirements regarding each obligation are applicable to them.

Politically-Exposed Persons - PEPs

PEPs are public agents who occupy or have occupied a relevant public function (for example Heads of State or of government, senior politicians, senior government, judicial or military officials, senior executives of state owned corporations, important political party officials), over the past five years, in Brazil or other countries, territories and foreign jurisdictions. The category also includes their family members and close associates. Financial institutions shall develop and implement internal procedures to identify PEPs and obtain the special approval of their directors prior to establishing any relationship with those individuals. They shall also adopt reinforced and continuous surveillance actions with regard to transactions with PEPs and report all suspicious transactions to COAF.

The issuer and its subsidiary companies adopt an internal police on restrictions applicable to PPEs. This policy comprises guidelines based on the Brazilian legislation and the best international practices. The subsidiary companies located abroad follow both the issuer’s internal policies and the local regulations, and the most restrictive requirements regarding each obligation are applicable to them

Banking secrecy

Financial institutions shall maintain the secrecy of their banking operations and the services provided to their customers. The only circumstances in which information about the clients, services or operations of Brazilian financial institutions or credit card companies may be disclosed to third parties are the following: (i) the disclosure of information with the express consent of the interested parties; (ii) the exchange of information between financial institutions for record purposes; (iii) the provision to credit reference agencies of information based on data from the records of subscribers of checks drawn on accounts without sufficient funds and defaulting debtors; (iv) the provision by financial institutions and credit card companies to competent authorities of information relating to the occurrence of, or suspicions as to, a criminal or other unlawful act; (v) the disclosure of information as otherwise expressly allowed by Supplementary Law No. 105 of January 10, 2010; and (vi) the disclosure of information in compliance with a judicial order. Supplementary Law No. 105 also allows the Central Bank or the CVM to exchange information with foreign governmental authorities pursuant to an existing treaty.

Reference Form 2009 – Itaú Unibanco Holding S.A

Regulation of Internet and electronic commerce

Although Brazil does not have comprehensive legislation regulating electronic commerce, the President adopted Provisional Measure No. 2,200 on June 28, 2001 to govern the legal validity of electronic documents in Brazil and to establish a government controlled digital certification system, which will guarantee the authenticity, integrity and legal validity of electronic documents and ensure the security of electronic transactions.

Nevertheless, the widespread use of digital certification and the improvement of systems of electronic commerce in Brazil still depend on extensive regulation. Thus, there are currently several bills dealing with Internet and electronic commerce regulation in process in the Brazilian Congress. The proposed legislation, if enacted, will reinforce the legal effect, validity and enforceability of information in the form of electronic messages, allowing parties to enter into an agreement, make an offer and accept one through electronic messages.

Considering the increasing use of electronic channels in the Brazilian banking sector, the CMN enacted Resolution No. 2,817 on February 22, 2001, as amended by Resolution No. 2,953 of April 25, 2002, allowing the opening of deposit accounts with banks and other financial institutions by electronic means, which includes the Internet, ATM machines, telephone and other distance communication channels. This regulation sets forth some specific rules on opening and moving accounts via electronic means: (i) all requirements contained in Resolution No. 2,025 for the verification of the identity of the customer shall be fulfilled; (ii) transfers of amounts are allowed only between similar accounts that have exactly the same accountholders or in the event of the liquidation of investment products and funds held by the same accountholders.

On March 26, 2009, the CMN approved Resolution No. 3,694 requiring that all financial institutions that offer products and services to their clients through electronic means shall guarantee security, secrecy and reliability in all electronic transactions and disclose, in clear and precise terms, the risks and responsibilities involving the product or service acquired through such channel.

 The Consumer Defense Code and banking client protection regulations

In 1990, the Brazilian Consumer Defense Code (Código de Defesa do Consumidor or “CDC”) was enacted to establish rules to govern the relationship between product and service providers and consumers, and to protect consumers. After a long controversy over the extent to which CDC applies to financial services, the Brazilian Supreme Court ruled that the CDC also applies to transactions between financial institutions and their clients. Based on this decision, CMN and the Central Bank have focused their regulation and supervisory role on issues that are specific to financial services, which include: (i) ombudsman services organized as a free communication channel between customers and financial institutions under the supervision of an ombudsman officer (Resolution No. 3,477); (ii) rules for the early liquidation of loans (Resolution No. 3,516); (iii) standards for disclosure and transparency requirements for consumer credit products and financial services, such as the total cost of credit transactions, fees charged and rights and responsibilities and risks involved in any financial transaction (Resolution No. 3,517 and Resolution No. 3,694).

Besides the banking client protection regulation enforced by CMN and the Central Bank, the basic consumer rights guaranteed by the CDC regarding the relationship between financial institutions and their clients include: (i) the imposition of a reverse burden of proof in court; (ii) the obligation of financial institutions to ensure that customers are fully aware of all contractual clauses, including responsibilities and penalties applicable to both parties, in order to protect against abusive practices; (iii) the prohibition of financial institutions from releasing misleading or abusive publicity or information about their contracts or services; (iv) the liability of financial institutions for any damages caused to their customers by misrepresentations in their publicity or the information provided; and (v) the need for interest charges in connection with personal credit and consumer directed credit transactions to be proportionally reduced in the case of early payment of debts.

Antitrust regulations

Generally, transactions resulting in economic concentration, either through: (i) the merger or incorporation of companies; (ii) the organization of companies to control other companies; or (iii) any kind of corporate grouping resulting in control of 20% or more of a relevant market, or in which any of the participants has registered an annual gross revenue in its last balance sheet equivalent to R$ 400 million or more, shall be submitted to the Sistema Brasileiro de Defesa da Concorrência (“SBDC”) for approval. CADE, the decision-making body of the SBDC, may approve a transaction without restrictions, approve it with restrictions or not approve it.

Currently, financial conglomerates submit proposals for merger and acquisitions transactions in various industries, including the insurance and pension plan industries, to SBDC for approval. Merger and acquisition transactions in the banking industry, however, must be submitted to the Central Bank, since financial institutions depend on the approval of the Central Bank in order to merge with or acquire other financial institutions.

Reference Form 2009 – Itaú Unibanco Holding S.A

A decision is pending as to whether a specific degree of economic concentration in the banking industry should also be subject to the approval of the SBDC in a case currently before the STJ.

Although the outcome of this case would not automatically become a binding precedent for banks in general, a decision ruling that the SBDC had the power to decide on the specific transaction under judgment could nevertheless make it advisable for financial institutions to submit plans for any merger or acquisition transactions in the banking industry to the SBDC, in addition to the submission of plans for such transactions to the Central Bank.

Asset management regulations

Asset management is regulated by the CMN and the CVM. CMN and CVM regulations stipulate that institutions shall segregate their asset management activities from their other activities.

The asset management industry is also self-regulated by ANBID, which enacts additional rules and policies, especially with respect to the offering, marketing and advertising of financial products and services.

Investment funds are subject to the regulation and supervision of the CVM and are managed by companies authorized by the CVM to manage investment fund portfolios. Investment funds may invest in instruments available in the financial and capital markets, including fixed income instruments, stocks, debentures and derivative products, provided that, in addition to the denomination of the fund, a reference to the relevant type of fund is included.

According to CVM Instruction  No. 409, of August 18, 2004, as amended, investment funds may be classified as (i) short- term funds; (ii) referenced funds; (iii) fixed income funds; (iv) stocks funds; (v) exchange funds; (vi) external debt funds; or (vii) multi-market funds.

Investment funds may not:

•           Have more than 5.0% of the equity when the Issuer is a natural person or private company that is not a publicly-held company or financial institution authorized by the Central Bank,

•           Have more than 10.0% of the equity of the fund when the Issuer is a publicly-held company,

•           Have more than 10.0% of the equity of the fund when the Issuer is an investment fund, and

•           Have more than 20.0% of the equity of the fund when the Issuer is a financial institution authorized by the Central Bank.

In addition, the CVM regulations establish criteria for the registration and accounting evaluation of titles, securities, financial instruments and derivatives. Pursuant to such regulations, fund managers shall mark their securities to market; hence, the fund’s portfolio assets shall be accounted for at their fair market value, instead of their expected yield to maturity.

Leasing regulations

The basic legal framework governing leasing transactions is established by Law No. 6,099 of September 12, 1974, as amended, and the regulations there under it by the CMN from time to time, in particular CMN Resolution No. 2,309.

Law No. 6,099, as amended, sets forth the general guidelines for the legal treatment of leasing transactions and delegates to the CMN, the regulator and supervisor of the financial system, the competency to scrutinize leasing companies and their transactions in greater detail. Through Resolution No. 2,309, the CMN and the Central Bank of Brazil supervise and control the transactions entered into by leasing companies. Furthermore, the laws and regulations applicable to financial institutions, such as those related to reporting requirements, capital adequacy and leverage, asset composition limits and the treatment of doubtful loans, are generally also applicable to leasing companies.

Reference Form 2009 – Itaú Unibanco Holding S.A

Insurance

The Brazilian insurance system is governed by three regulatory agencies: the Brazilian Private Insurance Council (Conselho Nacional de Seguros Privados – “CNSP”), SUSEP and the Supplementary Health Insurance Agency (Agência Nacional de Saúde Suplementar – “ANS”). With government approval, an insurance company may offer all types of insurance with the exception of workers’ compensation insurance, which is provided exclusively by the National Institute of Medical Assistance and Social Welfare (Instituto Nacional de Seguridade Social – “INSS”). Insurance companies shall sell policies through qualified brokers. In accordance with Brazilian insurance legislation, health insurance shall be sold separately from other types of insurance by a specialized insurance company that is subject to the rules of the ANS, the agency responsible for private health insurance.

Insurance companies have to set aside reserves to be invested in specific types of security. As a result, insurance companies are among the main investors in the Brazilian financial market and are subject to the rules of the CMN regarding the investment of technical reserves.

Insurance companies are exempt from ordinary bankruptcy procedures and instead are subject to a special procedure administered by SUSEP or by ANS, the insurance sector regulators, except when the assets of the insurance company are not sufficient to guarantee at least half of the unsecured credits or procedures are in progress relating to acts that may be considered bankruptcy-related crimes. Dissolutions may be either voluntary or compulsory. The Minister of Finance is responsible for the compulsory dissolutions of insurance companies under SUSEP regulations and ANS is responsible for the dissolution of health insurance companies.

There is currently no restriction on foreign investments in insurance companies.

According to Brazilian law, insurance companies shall buy reinsurance to the extent that their liabilities exceed their technical limits under SUSEP rules.

For several years, reinsurance activities in Brazil were carried out on a monopoly basis by the Brazilian Reinsurance Institute, (“IRB” – Brasil Resseguros S.A). On January 16, 2007, Complementary Law No. 126 came into force, providing for the opening of the Brazilian reinsurance market to other reinsurance companies. This complementary law specifically established new policies related to reinsurance, retrocession and its intermediation, coinsurance operations, contracting insurance products abroad and insurance sector foreign currency operations.

The main changes introduced by Complementary Law No. 126/07 are summarized below. Three types of reinsurers are established by the law:

•
local reinsurer: a reinsurer with its head office in Brazil, incorporated as a corporation (sociedade por ações) and having as its exclusive purpose the performance of reinsurance and retrocession transactions;

•
admitted reinsurer: a non-resident reinsurer, registered with SUSEP to carry out reinsurance and retrocession transactions, with a representative office in Brazil, which complies with the requirements of Complementary Law No. 126/07 and the applicable rules regarding reinsurance and the reassignment of reinsurance activities; and

•
eventual reinsurer: a non-resident reinsurer, registered with SUSEP to carry out reinsurance and retrocession transactions, without a representative office in Brazil, which complies with the requirements of Complementary Law No. 126/07 and the applicable rules regarding reinsurance and retrocession activities.

An eventual reinsurer cannot be resident in a country considered to be a tax-haven jurisdiction, that does not tax income or tax it using a rate lower than 20% or that does not disclose information about its ownership structure.

Admitted or eventual reinsurers shall comply with the following minimum requirements:

• to be duly incorporated, according to the laws of their countries of origin, in order to underwrite local and international reinsurance in the fields in which that they intend to operate in Brazil and present evidence that they have carried out their operations in their respective countries of origin for at least five years;

• to have economic and financial capacity equal to or higher than the minimum to be established by CNSP;

Reference Form 2009 – Itaú Unibanco Holding S.A

• to have a rating issued by rating agencies recognized by SUSEP equal to or higher than the minimum to be established by CNSP;

• to have a duly appointed resident attorney-in-fact in Brazil with full administrative and judicial powers;

• to comply with additional requirements established by CNSP and SUSEP.

• In addition to the requirements mentioned above, an admitted reinsurer shall keep a foreign currency account with SUSEP and periodically submit financial statements to SUSEP, pursuant to the rules enacted by CNSP.

Entering into reinsurance and retrocession contracts in Brazil or abroad shall occur either through direct negotiation between the involved parties or through an authorized broker. Foreign reinsurance brokers may be authorized to operate in Brazil, according to the law and additional requirements established by SUSEP and CNSP.

Reinsurance operations relating to survival life insurance and private pension plans may only be offered by local reinsurers.

With due observance of the rules to be enacted by CNSP, insurance companies, when transferring their risks in reinsurance, will have to offer 40% of the risks to local reinsurers (preemptive rights).

The technical reserves of local reinsurers and funds deposited in Brazil for the purpose of guaranteeing admitted reinsurers’ local activities will be managed according to the rules of the CMN. IRB continues to be authorized to carry out reinsurance and retrocession activities in Brazil as a local reinsurer.

b) the Issuer’s environmental policy and costs incurred in complying with environmental regulation and, if applicable, with other environmental practices, including the adherence to international environmental protection standards

Environmental issues affect operations and relationships with clients. Itaú Unibanco follows internationals standards, such as the Global Compact, and has its own policies to guide its activities.

Operations

As regards our operations (administrative buildings and branch network management), the Bank follows the state and federal regulations on environmental issues.  In 2009, the Bank did not pay any fines nor were any monetary sanctions imposed in relation to non-compliance with environmental laws and regulations.

The Bank seeks to have the best practices for the implementation of eco-efficiency throughout the conglomerate.

Itaú Unibanco’s Sustainability Policy provides the following guidelines on environmental aspects:

•	Support market mechanisms and internal policies that promote respect for the environment, quality of life and the maintenance of biodiversity;
•	Develop and improve mechanisms and internal policies on the management of the indirect environmental impacts of financial operations;
•	Mitigate the direct environmental impacts of operations.

The eco-efficiency plan scope for the conglomerate takes into consideration the following items
•	Use of materials;
•	Greenhouse Gas (“GHG”) emission (including an inventory audited in 2009);
•	Consumption of electrical energy;
•	Consumption of water;
•	Waste management (with a selective garbage collection program).

In the Itaú Unibanco Sustainability Annual Report it is possible to see data on our consumption and practices regarding all of these items.

We can also highlight some practices that are differentiated:

Reference Form 2009 – Itaú Unibanco Holding S.A

TI Verde (Green IT)

The energy efficiency actions aim at ensuring the proper use of space and reducing energy consumption. In 2009, the updating of hardware and mainframes, the consolidation and virtualization of servers, the acquisition of precision cooling machines, the virtualization of desktops and the replacement of CRT with LCD monitors saved about 1,900 MWh, which is equivalent to R$ 590,000.

The use of voice mail, smartphones, printing management tools and videoconference rooms – with average use of 160 times a month – avoided many trips, consumption of resources and, consequently, greenhouse gas (GHG) emissions. At the end of 2009, three telepresence rooms were implemented. They simulate a real meeting environment and, in 2010, another room will become operational, thus avoiding many trips.

The proper disposal of obsolete electronic equipment is an initiative that helps with the reuse of materials, which, after being refurbished, can be used as raw materials for other ends, without requiring an overexploitation of natural resources, in addition to reducing the risks to health (some heavy metals can cause irreversible damages to the brain if they contaminate the soil or water tables), which could arise with the unsafe disposal of such materials. In 2009, the Bank sustainably disposed of of electronic garbage totaling around 118 tonnes as a result of the replacement of obsolete IT equipment.  Of this, 98% was reused after being refurbished and the remaining 2% was treated in accordance with the guidelines of environmental bodies and the legislation in effect.

Bandeirantes Thermoelectric Power Plant (“UTEB”)

 This power plant is managed by the Bank and produces electricity from the biochemical gas generated and collected from the Bandeirantes sanitary landfill site, located at Km 26 of the Bandeirantes highway, in the district of Perus, São Paulo.It generated 107,703 thousand carbon credits in 2009, corresponding to 378,964 thousand tonnes of carbon that have not been discharged.

The UTEB brings environmental benefits because it prevents the release of methane, one of the greenhouse gases, into the air. For this reason, it is authorized to issue carbon credits, which are sold to industrial companies in countries that have emission reduction targets agreed upon under the Kyoto Protocol.

Itaú Unibanco uses the renewable energy produced by UTEB to supply six administrative buildings. In 2009, total energy consumed at these units was 49,000 MWh. For 2010, the target is to supply another administrative center with the energy generated by UTEB and to consume 60,000 MWh.

Clients

In the relationship with clients, we also take environmental issues into consideration in the relationship with clients. In 2009, we joined the Green Protocol, which is a commitment to only grant financing to companies or projects that are committed to sustainability issue.

Itaú Unibanco is making efforts to improve its social and environmental risk management, making assessments of its loan operations. The Bank is also the main world leader of the Equator Principles. Appointed to the chair of its Steering Committee on September 23, 2008, it became the first financial institution to take this position, and remained in office until March 15, 2010.

Taking on this challenge allowed Itaú Unibanco to consolidate and share its experience in social and environmental risk management policies. In October 2009, for example, the Bank led, together with the International Finance Corporation (“IFC”), the financial arm of the World Bank for private investments, and with other banks that are part of the Steering Committee of the Equator Principles, led discussions at the meeting held as part of the IFC Performance Standards Review and Consultation process that took place in London.

The financial institutions that decide (voluntarily) to join the Equator Principles undertake to follow social and environmental criteria established by them for the concession of credit to projects of which the worth is equal to or higher than US$ 10 million (project finance operations, as defined in the Basel II Accord), in addition to the criteria established by the IFC Performance Standards and the Environmental, Health and Safety (EHS) Guidelines defined by the World Bank and which are known worldwide.

The Equator Principles address, among other issues, the following:

•	the protection of human rights and community health, safety and security
•	the protection of the cultural property and heritage

Reference Form 2009 – Itaú Unibanco Holding S.A

•	land acquisition and involuntary resettlement
•	impacts on indigenous peoples, and their unique cultural systems and values
•	pollution prevention and waste minimization, pollution controls, and solid and chemical waste management
•	the sustainable management of natural resources and biodiversity
•	labor and employment conditions

In addition to the commitments assumed with its adherence to the Equator Principles, Itaú Unibanco created, in 2007, the Social and Environmental Risk Policy on loans to corporate clients. The initiative represents the Bank’s commitment to integrate social and environmental criteria into the credit decision-making process. In the application of the policy, the institution seeks to assess the social and environmental risk of financing projects and clients’ activities, the latter by means of an analysis of their social and environmental risk management abilities.

It is possible to find details of the number of projects assessed and the amount of financing they received in the Sustainablity Report.

c) dependence on relevant patents, trademarks, licenses, concessions, franchises, and royalty contracts for developing activities

The most relevant brands of the Issuer or its subsidiaries and which are used in the performance of their activities are “ITAÚ”, “ITAÚ PERSONNALITÉ”; “UNICLASS”; “ITAÚ BBA”; “ITAUCARD”; “HIPERCARD”; “UNIBANCO” and “GARANTECH”. These brands are deposited or registered with the INPI – (the National Institute of Industrial Property), which is the body responsible for the registration of brands and patents in Brazil, in the fields of activity in which the Issuer and its subsidiaries operate.

On October 28, 2008, the INPI recognized the brand “ITAÚ” as having special status because it is well known by the general public, particularly because of its tradition, positive image, quality and the trust that the products and services that carry the brand receive from consumers. With this INPI decision, the “ITAÚ” brand started to receive special protection in all fields of activity.

We believe that the brands of the Issuer and its subsidiaries play an important role in the performance of our activities and we implemented a policy for the protection of our brands which also involves the deposit of new brands and the extension of the brands in effect. In addition to the relevant brands deposited and/or registered in Brazil and abroad, the details of which are listed in item 9.1 (b), the Issuer and its subsidiaries are engaged in the application process for the registration of many other brands. We consider that the chance of loss of these brands is very remote.

7.6. With respect to the countries in which the  obtains substantial revenue, please identify: a) Revenue arising from clients from the country where the  is headquartered and their share in the  total net revenue; b) Revenue arising from clients from each foreign country and their share in the  total net revenue; c) Total revenue arising from foreign countries and their share in the Issuer’s total net revenue

There is no relevant revenue in the Company arising from countries other than Brazil.

7.7. With respect to the foreign countries disclosed in item 7.6, please state the extent to which the Issuer is subject to regulation in these countries and how this regulation affects the Issuer’s business

Not applicable.

7.8. Describe relevant long-term relationships of the Issuer that are not mentioned anywhere else in this form

All the long-term relationships that have significantly affected operating performance were commented on in the other items of this form.

7.9. Supply other information that the Issuer may deem relevant

All the information that has significantly affected operating performance was commented on in the other items of this form.

Reference Form 2009 – Itaú Unibanco Holding S.A

ITEM 8 – ECONOMIC GROUP

8.1. Describe the economic group in which the Issuer is inserted, indicating

a) direct and indirect controlling shareholders
Direct Controlling Companies
Itaúsa - Investimentos Itaú S.A.
IUPAR - Itaú Unibanco Participações S.A.
Indirect Controllers
Alfredo Egydio Arruda Villela Filho
Alfredo Egydio Setubal
Ana Lúcia de Mattos Barretto Villela
Beatriz de Mattos Setubal
Bruno Rizzo Setubal
Camila Rizzo Setubal
Carolina Marinho Lutz Setubal
Cia. E.Jonhston de Participações
Companhia ESA
Estate of Olavo Egydio Setubal
Fernando Roberto Moreira Salles
Fernando Setubal Souza e Silva
Gabriel de Mattos Setubal
Guilherme Setubal Souza e Silva
João Moreira Salles
José Luiz Egydio Setubal
Julia Guidon Setubal
Luiza Rizzo Setubal
Maria Alice Setubal
Maria de Lourdes Egydio Villela
Mariana Lucas Setubal
Marina Nugent Setubal
Olavo Egydio Setubal Júnior
Paula Lucas Setubal
Paulo Egydio Setubal
Paulo Setubal Neto
Pedro Moreira Salles
Ricardo Egydio Setubal
Ricardo Villela Marino
Roberto Egydio Setubal
Rodolfo Villela Marino
Tide Setubal Souza e Silva Nogueira
Walther Moreira Salles Júnior

b) subsidiary and affiliated companies
c) the Issuer’s ownership interests in group companies
d) group companies’ ownership interests in the Issuer
e) companies under common control

Table refers to items “b” and “e”
Companies	Equity share in voting capital (%)	Equity share in capital (%)	Subsidiary or affiliated company
Domestic
Itaú Unibanco S.A.	100,00	100,00	Subsidiary
Banco Itaú BBA S.A.	57,55	78,77	Subsidiary
Itauseg Participações S.A.	48,76	48,76	Subsidiary
Banco Itaucard S.A. (9.2)	1,50	2,02	Subsidiary
Itaú BBA Participações S.A.	100,00	100,00	Subsidiary
Itaú Corretora de Valores S.A. (9.2)	-	3,58	Subsidiary
Foreign
Itaú Chile Holdings, Inc.	100,00	100,00	Subsidiary
Banco Itaú Uruguay S.A.	100,00	100,00	Subsidiary
Oca S.A.	100,00	100,00	Subsidiary
Oca Casa Financiera S.A.	100,00	100,00	Subsidiary
Aco Ltda.	99,24	99,24	Subsidiary

Reference Form 2009 – Itaú Unibanco Holding S.A

8.2.	Should the Issuer wish, please insert a flowchart of the economic group in which the Issuer is included, provided that it is compatible with the information presented in item 8.1

Obs: Directly and indirectly owned shares.
Base-date: 06/11/2010

8.3. Describe corporate restructuring transactions, such as takeovers, mergers, spin-offs, acquisitions of shares, disposals and acquisitions of shareholding control, and acquisitions and disposals of important assets that the group has carried out

Item 6.5 of this Reference Form contains the information relating to the main corporate events involving the Issuer, its subsidiaries and affiliates.

8.4. Supply other information that the Issuer may deem relevant

None.

Reference Form 2009 – Itaú Unibanco Holding S.A

ITEM 9 - RELEVANT ASSETS

9.1. Describe the noncurrent assets that are relevant for the development of the Issuer’s activities, indicating in particular:

a) property, plant and equipment, including that under rental or lease agreement, identifying their location

Real estate properties

We are the owners of the head office, located in São Paulo, Brazil, in addition to other administrative buildings. The head office, the main administrative centers and the main activities developed there are as follows:

•	Centro Empresarial Itaú Conceição, located at Praça Alfredo Egydio de Souza Aranha, 100, São Paulo - head office, commercial area, back-offices and main administrative areas;

•	Centro Administrativo Tatuapé, located at Rua Santa Virgínia/Rua Santa Catarina, 299, São Paulo – administrative center;

•	Centro Técnico Operacional, located at Avenida do Estado, 5,533, São Paulo – data processing center;

•	Retail and investment bank at our rented office located at Avenida Brigadeiro Faria Lima, 3400, 3rd to 12th floor, São Paulo.

•	Centro Administrativo Unibanco, located at Rua João Moreira Sales, 130 – Jardim Monte Alegre – São Paulo – administrative and data processing center;

•	Edifício Unibanco, located at Av. Eusébio Matoso, 891 – Pinheiros – São Paulo – administrative center;

•	Edifício Boa Vista, located at Rua Boa Vista, 162 – São Paulo – administrative center;

•	Edifício Barão de Iguape, located at Praça do Patriarca, 30 / Rua Direita, 250 – São Paulo – administrative center;

We also rent from third parties part of our administrative offices and most of our branches at market prices, with renewable agreements, the terms of which end between the first half of 2010 and the third quarter of 2029. We are the owners of 16% of our administrative properties and branches (including ATMs, parking lots and service centers) and we rent the remaining 84%. Taking into consideration only the administrative buildings and branches, we own 33% of the properties and we rent the remaining 67%.

b) patents, trademarks, licenses, grants, franchises and technology transfer agreements, including: :

(I) and (II) Duration and Territory Affected

Brands

In Brazil, the property of a brand is acquired by means of registration validly issued by the INPI and the its exclusive use in Brazilian territory is assured to the holder. The registration of the brand is valid for ten years from the date it is granted by the INPI and may be extended for equal and successive periods.

The grant and due dates of the registrations and registration application deposits of the relevant brands mentioned in item 7.5 “c”, registered in Brazil, as well as other information on these brands, are mentioned in Table I below.

The effective terms and requirements for the extension of brands abroad depend on the legislation of each country or region in which the brand is registered. The location and grant and due dates of the registrations of the relevant brands mentioned in item 7.5 “c”, as well as other information on these brands, are mentioned in Table II below.

Reference Form 2009 – Itaú Unibanco Holding S.A

TABLE I – Patents of the Issuer and its subsidiaries in Brazil
Brand	Form of presentation[1]	Process #	Class	Registration deposit/grant date	Registration due date
ITAÚ	Combination	821675206	36	10/05/2004	10/05/2014
ITAÚ	Combination	821675184	36	10/05/2004	10/05/2014
ITAÚ	Combination	824732430	36	03/11/2008	03/11/2018
ITAÚ	Combination	824732448	36	03/11/2008	03/11/2018
ITAÚ	Combination	825754364	36	07/03/2007	07/03/2017
ITAÚ	Combination	825754372	36	05/22/2007	05/22/2017
ITAÚ	Combination	826095640	36	02/10/2009	02/10/2019
ITAÚ	Combination	826095631	36	01/22/2008	01/22/2018
ITAÚ	Combination	821594052	36	05/18/2004	05/18/2014
ITAÚ	Word	006117066	36: 10/60/70	07/25/1975	07/25/2015
ITAÚ	Combination	816518025	36: 10/60/70	09/21/1993	09/21/2013
ITAÚ	Word	825008336	36	02/10/2009	02/10/2019
ITAÚ	Word	811883132	40: 10/15	10/06/1987	10/06/2017
ITAÚ	Word	770163831	40: 03/316/50	04/24/1984	04/24/2014
ITAÚ PERSONNALITÉ	Combination	825803861	36	07/03/2007	07/03/2017
ITAÚ PERSONNALITÉ	Word	825803853	36	07/03/2007	07/03/2017
ITAÚ PERSONNALITÉ	Combination	826010113	36	04/28/2009	04/28/2019
PERSONNALITÉ	Word	819956465	36: 10/60/70	09/21/1999	09/21/2002[2]
PERSONNALITÉ	Combination	822288567	36	04/19/2005	04/19/2015
UNICLASS	Word	820136557	36: 10	10/05/1999	10/05/2009[3]
UNICLASS	Word	901330027	36	11/26/2008
UNICLASS	Combination	901330060	36	11/26/2008
ITAÚ BBA	Word	826778020	36	04/01/2008	04/01/2018
ITAÚ BBA	Combination	827992157	36	12/08/2005
ITAÚ BBA	Combination	827992203	36	12/08/2005
ITAUCARD	Combination	822431505	36	07/13/2000
ITAUCARD	Combination	828536236	36	07/22/2008	07/22/2018
ITAUCARD	Word	813987431	36: 10/60/70	10/24/1989	10/24/2009[4]
HIPERCARD	Combination	816007330	36: 60	09/01/1992	09/01/2012
HIPERCARD	Word		36	02/11/2010[5]
HIPERCARD	Combination		36	02/11/2010[6]
HIPERCARD	Combination		36	02/11/2010[7]
UNIBANCO	Word	819701025	36: 60	06/29/1999	06/29/2003[8]
UNIBANCO	Combination	820103764	36: 10	10/05/1999	10/05/2004[9]
UNIBANCO	Word	007055820	36	01/25/1980	01/25/2010
UNIBANCO	Combination	007055943	36	01/25/1980	01/25/2010
UNIBANCO	Combination	790065320	36	10/13/1981	10/13/2011
UNIBANCO	Combination	817463151	36: 10	10/24/1995	10/24/2015
UNIBANCO	Word	822310651	36	02/13/2007	02/13/2017
UNIBANCO	Word	007142129	36	06/10/1980	06/10/2010
UNIBANCO	Combination	007142137	36	06/10/1980	06/10/2010
UNIBANCO	Word	007142188	36	06/10/1980	06/10/2010
UNIBANCO	Combination	007142196	36	06/10/1980	06/10/2010
UNIBANCO	Word	816166978	36: 10	11/09/1993	11/09/2013
UNIBANCO	Combination	816168610	36: 10	11/09/1993	11/09/2013
UNIBANCO	Combination	006603513	16: 10/20/30	10/10/1977	10/10/2005[10]
UNIBANCO	Word	007055838	36	01/25/1980	01/25/2010
UNIBANCO	Combination	007055951	36	01/25/1980	01/25/2010
GARANTECH	Combination	822116847	36	03/31/2000
1 The brands may have different forms of presentation. The word brand is that composed of one or more words in the broad sense of the Roman alphabet, including neologisms and combinations of letters and/or Roman and/or Arabic numbers. The combination brand is that composed of word and figure elements, including, of stylized word elements.  The figure brand is that composed only of figure elements, such as symbols, drawings, illustrations, images, etc.  The three-dimensional brand is that composed of the shape in plastic of a product or its packaging.
2 Registration in process of renewal.
3 Registration in process of renewal.
4 Registration in process of renewal..
5 Brand deposited and awaiting publication by INPI.
6 Brand deposited and awaiting publication by INPI.
7 Brand deposited and awaiting publication by INPI.
8 Registration in process of renewal.
9 Registration in process of renewal.
10 Registration in process of renewal.

Reference Form 2009 – Itaú Unibanco Holding S.A

TABLE II – Patents of the Issuer and its subsidiaries abroad
Country	Brand	Form of presentation[11]	Process #[12]	Class	Registration grant date	Registration due date
Germany	ITAÚ	Word	1033726	36	05/26/1982	11/30/2011
Germany	ITAÚ	Combination	30715203	36	04/23/2007	03/31/2017
Germany	ITAÚ	Combination	30715202	36	04/23/2007	03/31/2017
Germany	ITAÚ BBA	Word	30456801	36	11/15/2004	10/04/2014
Germany	ITAÚ BBA	Combination	30756515	36	01/09/2008	08/29/2017
Germany	ITAÚ BBA	Combination	30756514	36	01/09/2008	08/29/2017
Argentina	ITAÚ	Combination	2.149.988	36	03/29/2007	03/29/2017
Argentina	ITAÚ	Combination	2.149.989	36	03/29/2007	03/29/2017
Argentina	ITAÚ BBA	Word	2.163.719	36	06/12/2007	06/12/2017
Argentina	ITAÚ PERSONNALITÉ	Combination	2712252	36	11/30/2007	11/30/2017
Argentina	ITAÚ PERSONNALITÉ	Combination	2712251	36	11/30/2007	11/30/2017
Argentina	ITAÚ PERSONNALITÉ	Word	2721973	36	10/22/2008	10/22/2018
Aruba	ITAÚ	Word	26.326	36	02/13/2007	01/10/2017
Aruba	ITAÚ	Combination	26.325	36	02/13/2007	01/10/2017
Aruba	ITAÚ BBA	Combination	26837	36	11/19/2007	09/23/2017
Barbados	ITAÚ	Word	81/10475	36	12/22/1999	12/22/2009[13]
Barbados	ITAÚ BBA	Word	81/20258	36	02/21/2006	02/21/2016
Bahrain	ITAÚ	Word	SM239	36	12/12/2002	12/12/2012
Bahrain	ITAÚ BBA	Word	44512	36	06/04/2005	06/04/2015
Benelux (Belgium, the Netherlands and Luxembourg)	ITAÚ BBA	Word	0762143	36	04/01/2005	10/01/2014
Benelux (Belgium, the Netherlands and Luxembourg)	ITAÚ BBA	Combination	0829942	36	11/07/2007	08/28/2017
Benelux (Belgium, the Netherlands and Luxembourg)	ITAÚ BBA	Combination	0829943	36	11/07/2007	08/28/2017
Benelux (Belgium, the Netherlands and Luxembourg)	ITAÚ	Combination	375766	16	04/01/1982	10/08/2011
Benelux (Belgium, the Netherlands and Luxembourg)	ITAÚ	Word	811589	36	02/07/2007	11/03/2016
Benelux (Belgium, the Netherlands and Luxembourg)	ITAÚ	Combination	811601	36	02/07/2007	11/03/2016
Benelux (Belgium, the Netherlands and Luxembourg)	ITAÚ	Combination	811602	36	02/07/2007	11/03/2016
Bolivia	ITAÚ	Word	68428-A	36	10/24/1986	10/24/2016
Bolivia	ITAÚ	Combination	111652-C	36	11/19/2007	11/19/2017
Bolivia	ITAÚ	Combination	111655-C	36	11/20/2007	11/20/2017
Bolivia	ITAÚ BBA	Word	100925-C	36	09/27/2005	09/27/2015
Bolivia	ITAÚ BBA	Combination	113254-C	36	05/08/2008	05/08/2018
Bolivia	ITAÚ BBA	Combination	113145-C	36	05/06/2008	05/06/2018
Bolivia	UNIBANCO	Combination	70591-A	36	01/15/1998	01/15/2018
Canada	ITAÚ	Word	TMA280,633	36	06/17/1983	06/17/2013
Chile	ITAÚ	Word	691.151	36 and 42	02/02/1994	04/20/2014
Chile	ITAÚ	Word	778.915	09 and 16	01/31/2007	01/31/2017
Chile	ITAÚ	Word	785.441	35 and 38	04/24/2007	04/24/2017
Chile	ITAÚ	Combination	771.366	36	11/06/2006	11/06/2016
Chile	ITAÚ BBA	Word	785.368	36	04/24/2007	04/24/2017
Chile	ITAÚ BBA	Word	778.913	09 and 16	01/31/2007	01/31/2017
Chile	ITAÚ BBA	Combination	811.804	36	03/25/2008	03/25/2018
Chile	ITAÚ PERSONNALITÉ	Combination	797.031	09 and 16	09/21/2007	09/21/2017
Chile	ITAÚ PERSONNALITÉ	Combination	797.033	09 and 16	09/21/2007	09/21/2017
Chile	ITAÚ PERSONNALITÉ	Combination	797.032	35, 36 and 38	09/21/2007	09/21/2017
Chile	ITAÚ PERSONNALITÉ	Combination	797.034	35, 36 and 38	09/21/2007	09/21/2017
Chile	ITAÚ PERSONNALITÉ	Word	791.880	09 and 16	07/10/2007	07/10/2017
Chile	ITAÚ PERSONNALITÉ	Word	793.293	35, 36 and 38	07/27/2007	07/27/2007
Chile	UNIBANCO	Word	595.975	36	06/23/1981	05/16/2011
China	ITAÚ BBA	Word	4114878	36	09/07/2007	09/06/2017
China	ITAÚ BBA	Combination	4963316	36	06/07/2009	06/07/2019
Singapore	ITAÚ	Word	T82/00274J	16	01/19/1982	01/19/2013
Singapore	ITAÚ	Word	T0624630H	36	11/15/2006	11/15/2016
Singapore	ITAÚ	Combination	T0624631F	36	11/15/2006	11/15/2016
Singapore	ITAÚ BBA	Word	T0417831C	36	10/19/2004	10/19/2014
Singapore	ITAÚ BBA	Combination	T0717809H	36	08/27/2007	08/27/2017
Colombia	ITAÚ	Word	122196	36	09/27/1993	09/27/2013
Colombia	UNIBANCO	Combination	192273	36	12/13/1996	12/13/2016
Costa Rica	ITAÚ	Word	68901	36	08/03/1988	08/03/2018
Costa Rica	ITAÚ	Combination	177173	36	06/26/2008	06/26/2018
Costa Rica	ITAÚ	Combination	172481	36	01/18/2008	01/18/2018
Costa Rica	ITAÚ BBA	Word	166792	36	03/23/2007	03/23/2017
Costa Rica	ITAÚ BBA	Combination	185776	36	02/02/2009	02/02/2019
Cuba	ITAÚ	Word	115.891	36	07/14/2006	07/24/2015
Cuba	ITAÚ BBA	Word	2005-0061	36	02/02/2005	02/02/2015
El Salvador	ITAÚ	Word	224/35	36	03/31/2005	03/31/2015
El Salvador	ITAÚ	Combination	206/96	36	11/29/2007	11/29/2017
El Salvador	ITAÚ	Combination	125/100	36	01/30/2008	01/30/2018
El Salvador	ITAÚ BBA	Word	7/53	36	12/05/2005	12/05/2015
El Salvador	ITAÚ BBA	Combination	210/137	36	06/05/2008	06/05/2018
El Salvador	ITAÚ BBA	Combination	15/109	36	06/24/2008	06/24/2018
Ecuador	ITAÚ	Word	1383	36	01/20/1986	01/20/2016
Ecuador	ITAÚ	Combination	2906-07	36	09/18/2007	09/18/2017
Ecuador	ITAÚ	Combination	2905-07	36	09/18/2007	09/18/2017
Ecuador	ITAÚ BBA	Word	19-06	36	09/28/2005	09/28/2015
Ecuador	ITAÚ BBA	Combination	781-08	36	01/02/2008	01/02/2018
Ecuador	ITAÚ BBA	Combination	782-08	36	01/02/2008	01/02/2018
Spain	ITAÚ	Combination	2783015	36	03/17/2008	07/17/2017
Spain	ITAÚ	Combination	2783020	36	03/17/2008	07/17/2017
Spain	ITAU BBA	Word	2.626.131	36	07/07/2006	12/03/2014
Spain	ITAU BBA	Combination	2.788.108	36	02/18/2008	08/28/2017
Spain	ITAU BBA	Combination	2.788.110	36	02/19/2008	08/28/2017
United States	ITAÚ	Word	1,198,257	36	06/15/1982	06/15/2012
United States	ITAÚ	Combination	2,677,383	36	01/21/2003	01/21/2013
United States	ITAÚ BBA	Word	3.738.187	36	01/12/2010	01/12/2020
United States	UNIBANCO	Word	2833632	36	04/20/2004	04/20/2010
United States	UNIBANCO	Word	3055811	16	01/31/2006	01/31/2016
United States	UNIBANCO	Combination	3055810	16	01/31/2006	01/31/2016
United States	UNIBANCO	Combination	2847172	36	06/01/2004	06/01/2014
Finland	ITAÚ	Word	239.535	36	05/31/2007	05/31/2017
Finland	ITAÚ	Combination	239536	36	05/31/2007	05/31/2017
Finland	ITAÚ	Combination	239537	36	05/31/2007	05/31/2017

Reference Form 2009 – Itaú Unibanco Holding S.A

Finland	ITAÚ BBA	Word	233.833	36	07/29/2005	07/29/2015
Finland	ITAÚ BBA	Combination	241.500	36	03/14/2008	03/14/2018
Finland	ITAÚ BBA	Combination	241.501	36	03/14/2008	03/14/2018
France	ITAÚ	Word	1.685.149	36	08/05/1991	08/05/2011
France	ITAÚ	Combination	73487254	36	03/09/2007	03/09/2017
France	ITAÚ	Combination	73486324	36	03/06/2007	03/06/2017
France	ITAÚ BBA	Word	043316239	36	10/04/2004	10/04/2014
France	ITAÚ BBA	Combination	073521260	36	08/27/2007	08/27/2017
France	ITAÚ BBA	Combination	073521258	36	08/27/2007	08/27/2017
France	UNIBANCO	Combination	1.209.813	36	07/22/1982	07/22/2012
Guatemala	ITAÚ	Word	52.745	36	06/05/1987	06/04/2017
Guatemala	ITAÚ	Combination	151998	36	09/19/2007	09/18/2017
Guatemala	ITAÚ	Combination	151960	36	09/19/2007	09/18/2017
Guatemala	ITAÚ BBA	Word	138025	36	09/20/2005	09/20/2015
Guiana	ITAÚ	Word	11461-A	16	05/04/2002	05/04/2016
Guiana	ITAÚ BBA	Word	<22.048 C>	36	10/02/2004	10/02/2014
Guiana	ITAÚ BBA	Combination	<22.624 C>	36	01/18/2008	08/29/2017
Haiti	ITAÚ	Word	272/148	36	12/27/1985	03/27/2011
Haiti	ITAÚ	Combination	190/157	36	10/10/2007	10/10/2017
Haiti	ITAÚ	Combination	191/157	36	10/10/2007	10/10/2017
Haiti	ITAÚ BBA	Word	225/146	36	06/08/2005	06/08/2015
Haiti	ITAÚ BBA	Combination	141/159	36	03/07/2008	03/07/2018
Haiti	ITAÚ BBA	Combination	140/159	36	03/07/2008	03/07/2018
Honduras	ITAÚ	Word	604	36	03/14/1988	03/14/2018
Honduras	ITAÚ	Combination	13693	36	07/31/2008	07/31/2018
Honduras	ITAÚ	Combination	13692	36	07/31/2008	07/31/2018
Honduras	ITAÚ BBA	Word	11003	36	11/25/2005	11/25/2015
Honduras	ITAÚ BBA	Combination	13377	36	05/16/2008	05/16/2018
Honduras	ITAÚ BBA	Combination	13378	36	05/16/2008	05/16/2018
Hong Kong	ITAÚ	Word	19841242	16	06/20/1984	11/10/2013
Hong Kong	ITAÚ	Word	300751888	36	11/01/2006	11/01/2016
Hong Kong	ITAÚ	Combination	300751879	36	11/01/2006	11/01/2016
Hong Kong	ITAÚ BBA	Word	300230813	36	06/10/2004	06/09/2014
Hong Kong	ITAÚ BBA	Combination	300942066	36	08/27/2007	08/26//2017
Cayman Islands	UNIBANCO	Combination	1325326	36	10/04/1995	10/28/2018
Ireland	ITAÚ	Word	236134	36	11/01/2006	11/01/2016
Ireland	ITAÚ	Combination	236170	36	11/01/2006	11/01/2016
Ireland	ITAÚ BBA	Word	230939	36	10/01/2004	10/01/2014
Ireland	ITAÚ BBA	Combination	237955	36	08/28/2007	08/28/2017
Italy	ITAÚ	Word	1236676	36	01/12/2010	01/12/2020
Italy	ITAÚ	Combination	1236683	36	01/12/2010	01/12/2020
Italy	ITAÚ	Combination	1236684	36	01/12/2010	01/12/2020
Italy	ITAÚ BBA	Word	0001102241	36	03/17/2008	03/17/2018
Jamaica	ITAÚ	Word	22.981	16	01/24/2007	03/14/2017
Jamaica	ITAÚ	Combination	50.052	36	01/14/2008	03/30/2017
Jamaica	ITAÚ BBA	Word	46357	36	01/12/2006	02/03/2015
Jamaica	ITAÚ BBA	Combination	51050	36	10/06/2008	10/25/2017
Jamaica	ITAÚ BBA	Combination	51051	36	10/06/2008	25/10/2017
Japan	ITAÚ	Word	5276774	36	10/30/2009	10/30/2019
Japan	ITAÚ	Combination	5276775	36	10/30/2009	10/30/2019
Japan	ITAÚ	Combination	5276776	36	10/30/2009	10/30/2019
Japan	ITAÚ BBA	Word	4946265	36	04/21/2006	04/21/2016
Japan	ITAÚ BBA	Combination	5256544	36	08/14/2009	08/14/2019
Japan	ITAÚ BBA	Combination	5256545	36	08/14/2009	08/14/2019
Macao	ITAÚ	Word	1309-M	36	02/03/1992	02/03/2016
Macao	ITAÚ	Combination	N/27502	36	10/05/2007	10/05/2014
Macao	ITAÚ	Combination	N/27501	36	10/05/2007	10/05/2014
Macao	ITAÚ BBA	Word	N/015086	36	06/08/2005	06/08/2012
Macao	ITAÚ BBA	Combination	N/031017	36	02/25/2008	02/25/2015
Macao	ITAÚ BBA	Combination	N/031016	36	02/25/2008	02/25/2015
Mexico	ITAÚ	Word	325649	35 and 36	06/01/1987	03/14/2011
Mexico	ITAÚ	Combination	992840	36	07/16/2007	05/11/2017
Mexico	ITAÚ	Combination	992841	36	07/16/2007	05/11/2017
Mexico	ITAÚ BBA	Word	933143	36	05/12/2006	12/15/2014
Mexico	ITAÚ BBA	Combination	1131790	36	11/25/2009	09/05/2017
Mexico	ITAÚ BBA	Combination	1131791	36	11/25/2009	09/05/2017
Mexico	UNIBANCO	Word	1051058	36	07/28/2008	06/26/2018
Mexico	UNIBANCO	Combination	1067963	36	10/22/2008	08/25/2018
Nicaragua	ITAÚ	Word	17.020	36	05/16/1986	05/16/2016
Nicaragua	ITAÚ	Combination	0703129 LM	36	11/21/2007	11/20/2017
Nicaragua	ITAÚ	Combination	0703516 LM	36	01/08/2008	01/07/2018
Nicaragua	ITAÚ BBA	Word	0600333	36	02/15/2006	02/14/2016
Nicaragua	ITAÚ BBA	Combination	0900494	36	04/14/2009	04/14/2019
Nicaragua	ITAÚ BBA	Combination	0900337	36	03/05/2009	03/05/2019
Norway	ITAÚ	Word	238610	36	04/02/2007	04/02/2017
Norway	ITAÚ	Combination	238611	36	04/02/2007	04/02/2017
Norway	ITAÚ	Combination	238612	36	04/02/2007	04/02/2017
Norway	ITAÚ BBA	Word	230154	36	12/15/2005	12/15/2015
Norway	ITAÚ BBA	Combination	245349	36	04/14/2008	04/14/2018
Norway	ITAÚ BBA	Combination	245350	36	04/14/2008	04/14/2018
Panama	ITAÚ	Word	39367	36	07/16/1986	07/16/2016
Panama	ITAÚ	Combination	161609-01	36	04/11/2008	05/22/2017
Panama	ITAÚ	Combination	161608-01	36	04/11/2008	05/22/2017
Panama	ITAÚ BBA	Word	141426-01	36	02/14/2006	03/31/2015
Panama	ITAÚ BBA	Combination	165907-01	36	07/30/2008	10/19/2017
Panama	ITAÚ BBA	Combination	165903-01	36	07/30/2008	10/19/2017
Panama	UNIBANCO	Combination	82617	36	08/22/1996	08/22/2016
Panama	UNIBANCO	Combination	85279	36	01/12/1999	01/20/2017
Paraguay	ITAÚ	Word	313650	36	04/16/1998	04/16/2018
Paraguay	ITAÚ	Combination	317541	36	10/21/2008	10/21/2018
Paraguay	ITAÚ	Combination	317540	36	10/21/2008	10/21/2018
Paraguay	ITAÚ BBA	Combination	319468	36	12/23/2008	12/23/2018
Paraguay	ITAÚ BBA	Combination	318391	36	12/11/2008	12/11/2018
Paraguay	UNIBANCO	Combination	288.217	36	11/26/1996	11/26/2016
Paraguay	UNIBANCO	Combination	288.215	36	11/25/1996	11/25/2016
Peru	ITAÚ	Word	5386	36	08/28/2002	12/23/2012
Peru	ITAÚ	Combination	48459	36	11/28/2007	11/28/2017
Peru	ITAÚ	Combination	48460	36	11/28/2007	11/28/2017
Peru	ITAÚ BBA	Word	42318	36	07/05/2006	07/05/2016
Peru	ITAÚ BBA	Combination	44834	36	01/16/2007	01/16/2017
Peru	ITAÚ BBA	Combination	43072	36	07/25/2006	07/25/2016

Reference Form 2009 – Itaú Unibanco Holding S.A

Portugal	ITAÚ	Word	211.044	36	10/10/1988	04/11/2018
Portugal	ITAÚ	Combination	412683	36	06/18/2007	06/18/2017
Portugal	ITAÚ	Combination	412684	36	11/21/2007	11/21/2017
Portugal	ITAÚ BBA	Word	385104	36	11/30/2005	06/01/2015
Portugal	ITAÚ BBA	Combination	420329	36	11/30/2007	05/31/2017
Portugal	ITAÚ BBA	Combination	420330	36	12/04/2007	06/05/2017
United Kingdom	ITAÚ	Word	1397672	36	12/07/1990	09/12/2016
United Kingdom	ITAÚ	Combination	2448748	36	03/07/2007	03/07/2017
United Kingdom	ITAÚ	Combination	2448749	36	03/07/2007	03/07/2017
United Kingdom	ITAÚ BBA	Word	2374635	36	12/08/2006	10/02/2014
United Kingdom	ITAÚ BBA	Combination	2465417	36	01/18/2008	08/29/2017
United Kingdom	UNIBANCO	Combination	1325326	36	02/08/1991	10/28/2018
Dominican Republic	ITAÚ	Word	39.968	36	01/30/1986	01/30/2016
Dominican Republic	ITAÚ	Combination	160902	36	05/30/2007	05/30/2017
Dominican Republic	ITAÚ	Combination	161075	36	05/30/2007	05/30/2017
Dominican Republic	ITAÚ BBA	Word	159232	36	03/15/2007	03/15/2017
Dominican Republic	ITAÚ BBA	Combination	164386	36	11/29/2007	11/29/2017
Dominican Republic	ITAÚ BBA	Combination	164385	36	11/29/2007	11/29/2017
Switzerland	ITAÚ	Word	557576	36	04/20/2007	11/06/2016
Switzerland	ITAÚ	Combination	557546	36	04/20/2007	11/06/2016
Switzerland	ITAÚ	Combination	557545	36	04/20/2007	11/06/2016
Switzerland	ITAÚ BBA	Word	531341	36	03/08/2005	11/29/2014
Switzerland	ITAÚ BBA	Combination	565943	36	12/20/2007	08/28/2017
Switzerland	ITAÚ BBA	Combination	565944	36	12/20/2007	08/28/2017
Trinidad and Tobago	ITAÚ	Word	29997	36	09/30/1999	09/30/2009[14]
Trinidad and Tobago	ITAÚ	Combination	38335	36	09/13/2007	04/02/2017
Trinidad and Tobago	ITAÚ BBA	Word	35595	36	08/24/2006	08/09/2014
Trinidad and Tobago	ITAÚ BBA	Combination	38915	36	03/18/2009	09/06/2017
Turkey	ITAÚ	Word	200652973	36	11/03/2006	11/03/2016
Turkey	ITAÚ	Combination	200652974	36	11/03/2006	11/03/2016
Turkey	ITAÚ	Combination	200652975	36	11/03/2006	11/03/2016
Turkey	ITAÚ BBA	Word	2005/53670	36	12/12/2005	12/12/2015
Turkey	ITAÚ BBA	Combination	2007/46188	36	08/28/2007	08/28/2017
Turkey	ITAÚ BBA	Combination	2007/46189	36	08/28/2007	08/28/2017
European Union	ITAÚ	Word	3514866	36 and 42	06/21/2005	10/31/2013
European Union	ITAÚ	Combination	3514858	36 and 42	04/25/2007	10/31/2013
European Union	ITAÚ	Combination	3514825	36 and 42	06/21/2005	10/31/2013
European Union	ITAÚ	Combination	3514221	36 and 42	04/12/2005	10/31/2013
European Union	ITAÚ	Combination	3514213	36 and 42	06/29/2005	10/31/2013
European Union	ITAÚ BBA	Word	003514155	36, 42	02/23/2007	10/31/2013
European Union	ITAÚ BBA	Combination	006234272	36	08/07/2008	08/28/2017
European Union	ITAÚ BBA	Combination	006234298	36	08/07/2008	08/28/2017
European Union	ITAÚ PERSONNALITÉ	Word	003514205	36 and 42	03/15/2005	10/31/2013
European Union	ITAÚ PERSONNALITÉ	Combination	003514197	36 and 42	04/12/2005	10/31/2013
European Union	ITAÚ PERSONNALITÉ	Combination	003514072	36 and 42	04/12/2005	10/31/2013
Uruguay	ITAÚ	Word	336419	36	05/04/2002	05/04/2012
Uruguay	ITAÚ	Combination	371062	36	07/30/2007	07/30/2017
Uruguay	ITAÚ	Combination	371063	36	07/30/2007	07/30/2017
Uruguay	ITAÚ BBA	Word	358664	36	04/25/2007	04/25/2017
Uruguay	ITAÚ BBA	Combination	384164	36	08/06/2008	08/06/2018
Uruguay	ITAÚ BBA	Combination	384163	36	08/06/2008	08/06/2018
Uruguay	ITAÚ PERSONNALITÉ	Combination	375274	36	07/02/2009	07/02/2019
Uruguay	UNIBANCO	Combination	381169	36	06/05/1997	06/05/2017
Venezuela	ITAÚ	Word	18.401-D	36	07/27/1984	07/27/2009[15]
Venezuela	ITAÚ BBA	Word	S030425	36	02/16/2006	02/16/2016
Venezuela	ITAÚ BBA	Combination	S042198	36	06/18/2009	06/18/2024
Venezuela	ITAÚ BBA	Combination	S042199	36	06/18/2009	06/18/2024
11 See footnote No. 1.
12 There are applications for registration of the “ITAÚ” brand still being analyzed in South Africa, Barbados, Bahrain, Canada, China, Cuba, United States of America, Guiana, India and Venezuela; application for registration of the “ITAÚ PERSONNALITÉ” brand in Uruguay and applications for registration of the  “ITAÚ BBA” brand in South Africa; Barbados; Bahrain; Canada; China; Costa Rica; Cuba; the United States of America; Guatemala; Italia; Paraguay.
13 Registration in process of renewal.

Patents

In Brazil, the effective term of invention patents is twenty years from the date when the patent application is deposited.

The effective terms and requirements for the extension of patents abroad depend on the legislation of each country or region in which the patent is registered.

The Issuer and its subsidiaries are the owners of patents and patent applications in Brazil and abroad for a method for the generation of a virtual keyboard for the entry of a security or user identification PIN number.  The applications related to this patent are still pending analysis in Brazil, Uruguay, Chile and Venezuela. Additionally, the Issuer or its subsidiaries are the owners of a patent application for a method for the identification of an institution’s access PIN, which is still pending analysis in Brazil.

The place, grant and due dates of the registrations of patents granted and other relevant information are mentioned in Table I below.

Reference Form 2009 – Itaú Unibanco Holding S.A

TABLE I – Patents of the Issuer and its subsidiaries abroad

Place	Number	Grant date	Due date
Germany	1599786	11/29/2006	02/20/2024
Argentina	AR 043390 B1	02/25/2009	02/25/2024
Austria	1599786	11/29/2006	02/20/2024
Belgium	1599786	11/29/2006	02/20/2024
Denmark	1599786	11/29/2006	02/20/2024
Spain	1599786	11/29/2006	02/20/2024
Finland	1599786	11/29/2006	02/20/2024
France	1599786	11/29/2006	02/20/2024
Greece	1599786	11/29/2006	02/20/2024
Netherlands	1599786	11/29/2006	02/20/2024
Ireland	1599786	11/29/2006	02/20/2024
Italy	1599786	11/29/2006	02/20/2024
Luxembourg	1599786	11/29/2006	02/20/2024
Peru	4812	12/12/2007	02/23/2024
Portugal	1599786	11/29/2006	02/20/2024
United Kingdom	1599786	11/29/2006	02/20/2024
Sweden	1599786	11/29/2006	02/20/2024
Switzerland	1599786	11/29/2006	02/20/2024

(III) Events that may cause the loss of the rights to such assets

Brands

The events that may cause the loss of rights to such assets are provided for by law. At the administrative level, the brand registration applications may be rejected by the INPI in the situations provided for by Law No. 9,279/96, including as a result of opposition filed with the INPI by a third party that has a right of precedence over the brand or is the owner of the registration application or registration of a conflicting brand.

The registration of the brand terminates upon:  (i) the end of its effective term without the due extension; (ii) a waiver by the brand’s owner, which may be total or partial with respect to the products or services marked by the brand; and (iii) its lapse, which may be total or partial.

Any person lawfully interested may present a lapse request to the INPI if, five years after the date when the brand registration is granted by the INPI, any of the following situations occur: (i) the brand has yet been used in Brazil; (ii) the use of the brand has been interrupted for more than five consecutive years; or (iii) the brand has been used with modification that implies a change in its original distinct nature, as contained in its registration certificate.

The registration of a brand may be declared void by the INPI by means of an annulment administrative proceeding filed by the INPI itself or upon the request of a lawfully interested third party if the granting of such a registration has not been done in compliance with provisions in law. The annulment of the registration may be total or partial. The condition for partial annulment is the fact that the subsisting part of the brand or of the description of the products or services, that is, the part that is not declared void, is still considered as qualified for registration.

In addition to the administrative proceeding mentioned above, the INPI or an interested third party may file a lawsuit with the Judiciary Branch for the annulment of the brand’s registration within five years of the date when the registration is granted by the INPI.

Patents

The events that may cause the loss of the rights to such assets are provided for by law. At the administrative level, the patent applications may be rejected by the INPI in the situations provided for by Law No. 9,279/96.

The patent terminates upon: (i) the end of its effective term; (ii) a waiver by its owners, provided that the rights of third parties are observed; (iii) the lack of payment of the annual compensation; and (iv) its lapse.

A patent may be declared void by the INPI by means of an annulment administrative proceeding filed by the INPI itself or by a lawfully interested third party if the granting of such a registration has not been done in compliance with the provisions in law.

Reference Form 2009 – Itaú Unibanco Holding S.A

In addition to the administrative proceeding mentioned above, the INPI an interested third party may file a lawsuit with the Judiciary Branch for the annulment of the patent during the full effective term of the patent.

(IV) Possible consequences of the loss of such rights to the Issuer
Brands

In the case that the Issuer and/or its subsidiaries lose rights over the brands listed above, and if, (the probability of which is very remote in our opinion), they are not able to stop third parties from using the same or similar brands, particularly in the same market segment, and would have to carry out their activities using other brands. Also, there would be the possibility of the Issuer and/or its subsidiaries having to defend themselves in lawsuits in the event of the violation of third parties’ rights.

Patents

Depending on the reason of the possible loss of rights over the patents listed above, the subject matter of the patent will be in the public domain and may be freely exploited by third parties; the Issuer and its subsidiaries might have to stop using the subject matter of the patent.

In any case, should this occur, we believe that there would not be serious effects on the activities of the Issuer and its subsidiaries as they do not depend on these patents to carry out their activities.

Reference Form 2009 – Itaú Unibanco Holding S.A

c) the companies in which the Issuer has an ownership interest and inform about these companies:

We present below subitems I, II, III, IV, V, VI, VII and XI:

						R$ million
9.1.C.I, II and III	9.1.C.IV		9.1.C.V	9.1.C.VI	9.1.C.VII	9.1.C.XI
	Issuer’s ownership interest					Amount of dividends/interest on capital received over the past three years
Corporate name	Interest in voting capital (%)	Interest in company’s capital (%)	Subsidiary or affiliated company	Registry with the CVM	Book value of the ownership interest	2009	2008	2007
In the Country					54,439	9,593	4,009	3.208

Itaú Unibanco S.A.	100.0	100.0	Subsidiary	No	42,162	894	2,199	2,354
Head office: Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal - Brazil - São Paulo (SP)
Activities developed: Multiple bank, with commercial portfolio

Banco Itaú BBA S.A.	57.6	78.8	Subsidiary	No	4,941	841	1,354	247
Head office: Av. Brigadeiro Faria Lima, 3.400 – 3rd to 8th, 11th and 12th floors - Brazil - São Paulo (SP)
Activities developed: Multiple bank, with investment portfolio

Itauseg Participações S.A.	48.8	48.8	Subsidiary	Yes	3,746	16	309	-
Head office: Praça Alfredo Egydio de Souza Aranha, 100 - Torre Conceição – 7th floor - Brazil - São Paulo (SP)
Activities developed: Holding

Banco Itaucard S.A. (9.2)	1.5	2.0	Subsidiary	No	1,810	7,552	4	551
Head office: Alameda Pedro Cail, 43 - Poá (SP)
Activities developed: Multiple bank, with loan, financing and investment portfolio

Itaú BBA Participações S.A.	100.0	100.0	Subsidiary	No	1,398	225	75	55
Head office: Praça Alfredo Egydio de Souza Aranha, 100 - Torre Conceição – 7th floor - Brazil - São Paulo (SP)
Activities developed: Holding

Itaú Corretora de Valores S.A. (9.2)	-	3.6	Subsidiary	No	382	65	68	1
Head office: Av. Brigadeiro Faria Lima, 3.400 – 3rd to 10th floors - Brazil - São Paulo (SP)
Activities developed: Broker

Abroad					1,941	17	-	-

Itaú Chile Holdings, Inc.	100.0	100.0	Subsidiary	No	1,618	-	-	-
Head office: 1209 Orange Street, Wilmington, County of New Castle, 19801, Delaware, USA
Activities developed: Holding

Banco Itaú Uruguay S.A.	100.0	100.0	Subsidiary	No	217	-	-	-
Head office: Calle Zabala, 1463, Montevideo, Uruguay
Activities developed: Banking

Oca S.A.	100.0	100.0	Subsidiary	No	72	17	-	-
Head office: Calle Colônia, 1424, Montevideo, Uruguay
Activities developed:Credit card issuer/granting of loans

Oca Casa Financiera S.A.	100.0	100.0	Subsidiary	No	32	-	-	-
Head office: Calle Germán Barbato, 1398 - apto. 101, Montevideo, Uruguay
Activities developed: Credit card issuer

Aco Ltda.	99.2	99.2	Subsidiary	No	2	-	-	-
Head office: Colonia 1.426, Montevideo, Uruguay
Activities developed: Real estate lease
GRAND TOTAL					56,380	9,610	4,009	3,208

Reference Form 2009 – Itaú Unibanco Holding S.A

Subitem IX:

											R$ Million
	Capital Stock Participation (%)				Book Value of Participation				Valuation / (Devaluation) (%)
Company Name	2006	2007	2008	2009	2006	2007	2008	2009	2006 X 2007	2007 X 2008	2008 X 2009

In the Country					25,392	29,904	57,367	54,439	17.8	91.8	(5.1)
Itaú Unibanco S.A.	100.0	100.0	100.0	100.0	13,295	13,793	39,497	42,162	3.7	186.4	6.7
Banco Itaú BBA S.A.	74.5	74.5	74.5	78.8	3,901	4,295	4,266	4,941	10.1	(0.7)	15.8
Itauseg Participações S.A.	91.0	91.0	91.0	48.8	2,391	3,061	3,484	3,746	28.0	13.8	7.5
Banco Itaucard S.A. (9.2)	0.5	0.5	0.5	2.0	4,521	7,178	8,449	1,810	58.8	17.7	(78.6)
Itaú BBA Participações S.A.	83.3	83.3	83.3	100.0	1,124	1,249	1,253	1,398	11.1	0.3	11.6
Itaú Corretora de Valores S.A. (9.2)	4.8	4.8	4.8	3.6	160	328	418	382	105.0	27.4	(8.6)

Abroad					1,478	1,473	2,315	1,941	(0.3)	57.2	(16.2)
Itaú Chile Holdings, Inc.	100.0	100.0	100.0	100.0	1,239	1,200	1,953	1,618	(3.1)	62.8	(17.2)
Banco Itaú Uruguay S.A.	100.0	100.0	100.0	100.0	167	193	233	217	15.6	20.7	(6.9)
Oca S.A.	100.0	100.0	100.0	100.0	46	55	91	72	19.6	65.5	(20.9)
Oca Casa Financiera S.A.	100.0	100.0	100.0	100.0	24	23	35	32	(4.2)	52.2	(8.6)
Aco Ltda.	100.0	99.2	99.2	99.2	2	2	3	2	-	50.0	(33.3)

TOTAL					26,870	31,377	59,682	56,380	16.8	90.2	(5.5)

Subitems VIII and X are not applicable.

Subitem XII:

The shareholding in the companies demonstrated in item 9.1 (c) above, are strategic to the business performance of the Issuer.

9.2. Supply other information that the Issuer may deem relevant

The subsidiaries Itaucard S.A. and Itaú Corretora S.A. reflect the different participation of preferred shares in the distribution of dividends.

Reference Form 2009 – Itaú Unibanco Holding S.A

ITEM 10 - COMMENTS OF DIRECTORS

10.1. Directors should comment on:

a) financial and equity positions in general

2009

The Brazilian economy showed strong recovery, mainly in the industrial segment, from January. From then, the industrial production grew for ten consecutive months, posting an accumulated increase of 19.1% until November as compared to the month of December 2008. However, despite the sequence of monthly increases, production in industry still accumulated a decrease of 9.3% between January and November 2009, as compared with the same period in 2008.

Strong growth is expected for the Brazilian economy in 2010, consolidating the scenario of recovery already noted in employment and investment data as from the third quarter of 2009.

The quick recovery of the domestic bank credit was essential for such recovery. In December, credit reached 45% of GDP, after a historic series lower than this level.

We report below the highlights of our performance in 2009, and remind readers that the results for 2009 reflect the consolidation of Unibanco operations throughout the year, whereas in 2008, the consolidation of Unibanco operations only affected results for the fourth quarter of that year.

Consolidated net income reached R$ 10,067 million, with a 21.4% return on average equity. Excluding the non-recurring effects on income for the year, corresponding to an expense of R$ 424 million, the recurring net income amounted to R$ 10,491 million, with a return of 22.3%.

Consolidated shareholders’ equity totaled R$ 50,683 million at December 31, 2009, an increase of 16.1% in relation to the previous year.

The total balance of assets amounted to R$ 608,273 million at the end of the year, a drop of 4.5% in relation to the previous year. The average recurring return on assets stood at 1.7% in 2009. The Basel ratio reached 16.7% at the end of the year.

Free, raised and managed assets increased 5.9% in relation to December 2008, totaling R$ 855,112 million. The growth of 22.7% in savings deposits was noteworthy, reaching R$ 48,221 million at the end of the period. We ended 2009 with a balance of R$ 333,869 million in managed assets.

Despite all the challenges faced in 2009, we maintained a high level of financial performance, based mainly on the high level of segmentation and specialization of our operations in the market. The offering of differentiated financial products and services, specifically developed for many different types of clients and sold in exclusive platforms and channels, is an essential characteristic of our operations.

Our credit portfolio, including endorsements and sureties, totaled R$ 278,382 million, an increase of 2.4% from the previous year. Considering retail loans and financing operations only, we recorded a growth of 14.0% in the portfolio balance, totaling R$ 177,491 million. On the other hand, we recorded a drop of 13.6% in loan operations carried out with large companies and of 12.6% in the portfolios in Argentina, Chile, Uruguay and Paraguay, a result of the appreciation of the Brazilin real in relation to foreign currencies and the recovery of capital markets, which once again came to represent an important area for the investment projects of large conglomerates.

Changes in of the retail credit portfolio were characterized by the increase of R$ 10,352 million, or 20.4%, in operations carried out with very small, small and middle market companies, R$ 5,458 million, or 23.1% in credit card balance, R$ 4,351, or 9.1%, in vehicle financing operations and R$ 2,266 million, or 36.3%, in the real estate loan portfolio. Therefore, despite the reduction in the level of economic activity, we increased our credit granting and maintained our leadership position in many operating segments.

The prices of preferred shares of Itaú Unibanco appreciated 61.5% over 2009. The market value of Itaú Unibanco at stock exchanges, calculated taking into consideration the average price of the outstanding preferred shares on the last trading day of the period, totaled R$ 175.1 billion at the end of December. According to Bloomberg, at December 31, 2009 Itaú Unibanco ranked ninth in the world bank rank, based on its market value.

Reference Form 2009 – Itaú Unibanco Holding S.A

2008

2008 was marked by the merger of the financial institutions Itaú and Unibanco which, on November 3, 2008, signed an agreement for the merger of their financial operations. This was the formal beginning of the construction of the largest private financial conglomerate in the Southern Hemisphere, with a market value that placed it among the 20 largest financial institutions in the world.

In 2008, the global financial market went through a unique period of significant changes with several types of impact manifesting themselves in Brazil. The first effects were felt here in August 2008 with the beginning of a strong process of devaluation of the real in relation to the US dollar and a continuous spell of adjustments at the stock exchanges started in the first half of the year. The situation became more serious in September with the retraction of the world’s credit market. The shortage of external credit lines led the Brazilian companies that operate abroad to seek credit in the local market. The credit offer maintained by large Brazilian banks reflected the effects of this new demand, the healthy preservation of liquidity and the expected increase in default rates. The combination of different factors, particularly external ones, caused a reduction in the level of expansion of the Brazilian economy.

The integration of the operations of Itaú and Unibanco took place in a favorable environment, created by the international crisis itself, which offered opportunities to the organization and allowed it to become even stronger and more competitive. The merger is in line with the global consolidation movement among financial institutions, which reflects the permanent search for more solid operations, prepared for competition and to ensure the offer of credit and the soundness of the system.

We report below the highlights of our performance in 2008, and remind readers that the net income for the period reflected the consolidation of Unibanco results for the fourth quarter of that year, whereas balance sheet accounts were fully consolidated at December 31, 2008.

Consolidated net income for the year totaled R$ 7,803 million, with a return of 23.8% on average equity. Excluding the non-recurring effects on income for the year, corresponding to an expense of R$ 567 million, the recurring net income amounted to R$ 8,371 million, with a return of 25.5%.

Stockholders’ equity reached R$ 43,664 million at the end of 2008, an increase of 50.7% as compared to December 2007.

The consolidated assets of the new bank totaled R$ 637,202 million at December 31, 2008. The Basel ratio stood at 16.1% at the end of December 2008.

Free, raised and managed assets increased 74.3% in relation to December 2007, totaling R$ 807,652 million. The growth of 469.8% in time deposits was noteworthy, reaching R$ 135,901 million at the end of the year. We ended 2008 with a balance of R$ 258,252 million in managed assets.

Our credit portfolio, including endorsements and sureties, totaled R$ 271,983 million at December 31, 2008, representing an increase of 113.1% in relation to December 31, 2007. The merger with Unibanco had an important role in this increase. We particularly mention the operations involving the extension of credit to companies, which grew 166.8% in relation to the prior year. The balance of the large companies segment grew 178.3% whereas that of the very small, small and middle market company segment grew 147.2% in the period. Operations with credit cards grew 116.4% in relation to the prior year. The vehicle portfolio kept a significant rate of growth, of 61.6% in relation to 2007. The real estate loan portfolio added to the rural loan portfolio grew 87.8%, mainly because of the expansion of the former. Loan operations carried out by our foreign branches (Argentina, Chile, Uruguay and Paraguay) increased 43.9%, mainly stimulated by foreign exchange variation and consolidation of Interbanco operations in Paraguay. If we do not take into consideration the merger with Unibanco, the total balance of our loan and financing portfolio totaled R$ 180,562 million at December 31, 2008, representing an increase of 41.5% in relation to the prior year.

2007

The international financial markets showed strong volatility in the second half of 2007, affecting the economic activity in the United States. This crisis, which arose in the US highrisk mortgage market, triggered a fall in real estate prices. As a result, the US economy started to show signs of a slowdown from the last quarter of 2007 (the annual GDP growth went from 4.9% in the third quarter to 0.6% in the fourth quarter). Another indicator of this slowdown was the unemployment rate, which rose from 4.5% in the first half to 5% in December. Because of the losses caused by the real estate market, the US credit market shrank, which contributed to an increase in the slowdown of the US economy.

Reference Form 2009 – Itaú Unibanco Holding S.A

Despite the external turbulences in the second half, 2007 was characterized by a great surge in economic activity in Brazil, which resulted in an increase of 5.3% in Brazilian GDP. This growth was based on the expansion of investments and an increase in domestic consumption, supported by a decrease in interest rate.

The strong internal growth, together with the continuous appreciation of the real, increased the level of imports. However, the maintenance of commodities prices at a high level and the boost in global trade contributed to increase exports, maintaining a significant balance of trade for the country. The result was also influenced by the substantial inflow of investments. In order to avoid a more rapid appreciation of the currency, BACEN increased its purchase of dollars, achieving a balance of reserves of US$ 180 billion.

The highlights of our performance for 2007 are described below.

Consolidated net income for the year amounted to R$ 8,474 million, a return of 32.1% on average shareholders’ equity. Excluding the non-recurring effects for the year amounting to R$ 1,295 million, recurring net income was R$7,179 million, with a return of 27.2%.

Stockholders’ equity reached R$ 28,969 million at the end of 2007, growth of 22.9% as compared to December 2006. The Basel ratio stood at 17.9% at the end of December 2007.

Consolidated assets reached R$294,876 million, an increase of 40.6% in relation to December 2006.

Free, raised and managed owned assets increased 29.7% in relation to December 2006, totaling R$ 463,331 million. The growth of 22.2% in savings deposits is worth noting, reaching R$ 27,990 million at the end of the year. We ended 2007 with R$211,464 million in managed assets.

The loan portfolio, including endorsements and sureties, grew 36.2% in relation to the same period of 2006, reaching R$ 127,589 million. Some specific actions of the Bank, particularly in the vehicle segment, in addition to the significant growth in the demand for credit by individuals, caused a significant increase in the portfolio over 2007. Our portfolio of non-mandatory loans to individuals grew 34.8% in the year, reaching R$ 54,416 million, and the segment of very small, small and middle market companies grew 34.0% in relation to December 2006, totaling R$ 21,769 million.

b) capital structure and possibility of redemption of shares or quotas, indicating:
I - Cases for redemption
II - Formula for the calculation of redemption value

There was no redemption of shares issued by the Company besides those which are legally provided for.

At December 31, 2009, capital stock comprised 4,570,936,219 book-entry shares with no par value, of which 2,289,286,475 were common and 2,281,649,744 were preferred shares without voting rights, but with tag-along rights, exercisable in the event of the public offering of shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock totaled R$ 45,000,000 (R$ 29,000,000 at 12/31/2008 and R$ 14,254,213 at 12/31/2007) of which R$30,883,250 (R$ 24,697,674 at 12/31/2008 and R$10,258,220 at 12/31/2007) is held by shareholders domiciled in the country and R$ 14,116,750 (R$ 4,302,326 at 12/31/2008 and R$ 3,995,993 at 12/31/2007) was held by shareholders domiciled abroad.

c) payment capability in relation to the financial commitments assumed;
d) sources of financing used for working capital and investments in noncurrent assets;
e) sources of financing for working capital and investments in noncurrent assets that the Issuer intends to use to cover liquidity deficiencies;
g) limits on the use of the financing already contracted.

Our policy on asset and liability management is to maintain a close match between our maturity, interest rate and currency exposure. In order to establish policies and limits, we take into consideration the exposure limits for each market segment and product, and volatility and correlation across different markets.

We have invested in the improvement of the risk management of the liquidity inherent in our activities, simultaneously maintaining a portfolio of high liquidity securities (operational reserve), which represents a potential source for or additional liquidity.

Reference Form 2009 – Itaú Unibanco Holding S.A

Liquidity reserves are controlled based on the estimate of funds that will be available for investment by our treasury department. The techniques we employ involve the statistical projection of scenarios for our assets and liabilities, taking into consideration the liquidity profile of our counterparts.

Short-term minimum liquidity limits are defined according to guidelines set by the financial executive committee. These limits aim at ensuring sufficient liquidity, as well as forecasted minimum needs. We revise these limits periodically, and base the projections of cash needs in atypical market situations (i.e., stress scenarios) on them.

Management of liquidity makes it possible for us to simultaneously meet our operating requirements, protect our capital and take advantage of market opportunities. Our strategy is to maintain adequate liquidity to meet our present and future financial obligations and to capitalize on business opportunities as they arise.

Our main source of funds is deposits. Deposits include deposits that do not earn interest in current accounts, interest-earning deposits in savings, bank deposit certificates sold to clients and the interbank deposits of financial institutions. At December 31, 2009, total deposits reached approximately R$ 190,772 million, representing 57.8% of total funds at December 31, 2008. In December 2008, total deposits reached approximately R$206,189 million, representing 61.1% of total funds, whereas in December 31, 2007, deposits totaled approximately R$ 81,592 million, representing 50.6% of total funds. Time deposits represent one of our main sources of financing and accounted for 60.1%, 65.9% and 29.2%, respectively, of total deposits at December 31, 2009, 2008 and 2007, respectively.
	R$ million
	December 31
	2009		2008		2007
	Millions of R$	% of total funds	Millions of R$	% of total funds	Millions of R$	% of total funds
Deposits	190,772	57.8	206,189	61.1	81,592	50.6
Demand deposits + Other deposits	25,834	7.8	28,071	8.3	28,134	17.5
Savings deposits	48,221	14.6	39,296	11.6	27,990	17.4
Time deposits	114,671	34.7	135,901	40.3	23,852	14.8
Interbank deposits	2,046	0.6	2,921	0.9	1,616	1.0
Deposits received under securities repurchase agreements - own issue	65,457	19.8	41,839	12.4	41,140	25.5

Funds from acceptance and issuance of securities	17,320	5.2	19,596	5.8	8,371	5.2
Borrowings and onlending	34,692	10.5	42,636	12.6	16,800	10.4
Securitization of foreign payment orders	-	-	3,829	1.1	1,110	0.7
Subordinated debt	22,038	6.7	23,395	6.9	12,083	7.5
Total funds	330,279	100.0	337,484	100.0	161,096	100.0

f) indebtedness ratios and the characteristics of the debts, also describing:
I - Relevant loan and financing agreements
II - Other long-term relationships with financial institutions
III – The level of subordination between debts
IV - Any restrictions imposed on the Issuer, in particular in relation to limits for indebtedness and contracting new debts, the distribution of dividends, disposal of assets, issue of new securities and disposal of shareholding control

Reference Form 2009 – Itaú Unibanco Holding S.A

The issuer has as its main sources of funding, borrowings and onlending. Funding by term and maturity is as follows:

	R$ million
	12/31/2009
	0-30	31-180	180-365	Over 365	Total	%
Deposits	91.010	16.191	14.738	68.834	190.772	48.0
Deposits received under securities repurchase agreements – own issue	64,838	16,128	7,449	43,519	131,935	33.2
Funds from acceptance and issuance of securities	2,303	6,480	1,668	6,868	17,320	4.4
Borrowings and onlending	2,057	6,722	5,699	20,214	34,692	8.7
Subordinated debt	13	26	3	22,684	22,726	5.7
Total	160,222	45,547	29,557	162,119	397,444	100.0
% per maturity term	40.3	11.5	7.4	40.8
Total – 12/31/2008	164,790	51,520	31,129	172,526	419,965
% per maturity term	39.2	12.3	7.4	41.1
Total – 12/31/2007	88,777	23,266	17,248	55,398	184,689
% per maturity term	48.1	12.6	9.3	30.0
(1) Includes R$ 688 million (R$ 931 million at 12/31/2008 and R$ 708 million at 12/31/2007) of redeemable preferred shares classified in the balance sheet as minority participation.

The table below shows funding through the issuance of subordinated debt securities, according the conditions set forth in CMN Resolution No. 3,444, of 02/28/2007, and amendments introduced by CMN Resolution No. 3,532, of 08/31/2008:

Description	R$ million
Name of Security	Issue	Maturity	Return p.a..	Principal
Subordinated euronotes	2nd half of 2001	August 2011	10.00%	457
Subordinated euronotes	August 2001	August 2011	4,25%	625
Subordinated CDB	March 2007	April 2012	103.5% of CDI	5,000
Subordinated CDB (1)	May 2007	May 2012	103.9% of CDI	1,406
Subordinated CDB (1)	July 2007	July 2012	CDI + 0.38%	422
Subordinated CDB (1)	August 2007	August 2012	CDI + 0.38%	200
Subordinated CDB (1)	October 2007	October 2012	IGPM + 7.33%	291
Subordinated CDB (1)	October 2007	October 2012	103.8% of CDI	93
Subordinated CDB (1)	October 2007	October 2012	CDI + 0.45%	450
Subordinated CDB	November 2007	November 2012	CDI + 0.35%	300
Subordinated CDB	December 2012	December 2012	102.25% of CDI	220
Subordinated CDB	January 2008	February 2013	CDI + 0.50%	880
Subordinated CDB	February 2008	February 2013	CDI + 0.50%	1,256
Subordinated CDB (1)	1st quarter of 2008	1st quarter of 2013	CDI + 0.60%	817
Subordinated CDB (1)	1st quarter of 2008	2nd quarter of 2013	106.5% of CDI	38
Subordinated CDB (1)	2nd quarter of 2008	2nd quarter of 2013	107% of CDI	10
Subordinated CDB	November 2003	November 2013	102% of CDI	40
Subordinated CDB	May 2007	May 2014	CDI + 0.35%	1,805
Subordinated CDB (1)	August 2007	August 2014	CDI + 0.46%	50
Subordinated CDB	November 2008	October 2014	112% of CDI	1,000
Subordinated CDB (1)	October 2007	October 2014	IGPM + 7.35%	33
Subordinated CDB (1)	December 2007	December 2014	CDI + 0.60%	10
Preferred shares	December 2002	March 2015	3,04%	1,389
Subordinated CDB (1)	3rd quarter of 2008	3rd quarter of 2015	119.8% of CDI	400
Subordinated CDB (2)	December 2006	December 2016	CDI + 0.47%	500
Subordinated bonds	April 2008	April 2033	3,50%	65
Subordinated bonds	October 2008	October 2033	4.50%	45
Eurobonds -Perpetual Non-cumulative Junior Subordinated Securities (3)	July 2005	Not determined	8.70%	1,195
(1)	Subordinated CDBs that may not be redeemed in advance;
(2)	Subordinated CDBs that may be redeemed from November 2011;
(3)	The debt may be fully redeemed only at the option of the issuer from July 29, 2010 or at each subsequent payment date..

Reference Form 2009 – Itaú Unibanco Holding S.A

III - Level of subordination between debts

In case of judicial or extrajudicial liquidation of the Issuer, there is an order of priority as to the repayment to the many creditors of the bankrupt estate. Particularly in relation to debts comprising the Issuer indebtedness, the following order of repayment shall be obeyed: secured debts, unsecured debts, and subordinated debts. For information on the amount of our obligations (detailed according to this same classification), see item 3.8. We shall thus mention that in relation to secured debts, creditors prefer that to others up to the limit of the asset pledged to secure them, while there is no subordination level among unsecured debt creditors or among subordinated debt creditors.

The funding through issuance of subordinated debt securities, according the conditions set forth in CMN Resolution No. 3,444, of 02/28/2007, and amendments introduced by CMN Resolution No. 3,532, of 01/31/2008 is as follows:

	R$ million
	12/31/2009
				Over
	0-30	31-180	181-365	365	Total	%
CDB	-	-	-	20,160	20,160	88.7
Euronotes	-	20	-	857	877	3.9
Bonds	-	3	3	130	136	0.6
Eurobonds	13	-	-	871	884	3.9
(-) Transaction costs incurred	-	-	-	(19)	(19)	(0.1)
TOTAL OTHER LIABILITIES	13	23	3	21,999	22,038
Redeemable preferred shares	-	3	-	684	688	3.0
GRAND TOTAL	13	26	3	22.684	22,726
% per maturity term	0.1	0.1	0.0	99.8

	R$ million
	12/31/2008
				Over
	0-30	31-180	181-365	365	Total	%
CDB	-	2	1,201	18,278	19,481	83.4
Euronotes	-	27	-	1,167	1,194	5.1
Bonds	-	-	-	148	148	0.6
Eurobonds	-	19	-	1,623	1,642	7.0
(-) Transaction costs incurred	-	-	-	(39)	(39)	(0.2)
TOTAL OTHER LIABILITIES	-	49	1,201	21,176	22,426
Redeemable preferred shares	-	12	-	919	931	4.0
GRAND TOTAL	-	61	1.201	22.095	23.356
% per maturity term	-	0.3	5.1	94.6

	R$ million
	12/31/2007
				Over
	0-30	31-180	181-365	365	Total	%
CDB	-	1,426	-	8,537	9,963	82.5
Debentures	-	21	600	-	621	5.1
Euronotes	-	19	-	773	792	6.6
TOTAL OTHER LIABILITIES	-	1,465	600	9,310	11,375
Redeemable preferred shares	-	12	-	696	708	5.9
GRAND TOTAL	-	1,477	600	10,006	12,083
% per maturity term	-	12.2	5.0	82.8

The chart that shows the funding through issuance of subordinated debt securities is included in Item 10.1. (f.II) of this Form.

IV - Any restrictions imposed on the Issuer, in particular in relation to limits for indebtedness and contracting new debts, the distribution of dividends, disposal of assets, issue of new securities and disposal of shareholding control

A portion of our long-term debt has provisions on the early repayment of the principal upon the occurrence of certain events, as is the norm with long-term finance contracts. At December 31, 2009, no event of default or non-compliance with finance clause had occurred.

Additionally, Itaú Unibanco Holding S.A. (“Issuer”) established in March 2010 a programme for the issue and distribution of notes with certain financial intermediaries (“Programme”). The Programme establishes that the Issuer itself or through its Cayman Islands branch shall issue subordinated or senior notes (“Notes”) up to the limit of US$ 10,000,000.00 (ten billion US dollars).

On April 15, 2010, the first issue and distribution of Subordinated Notes was completed as provided in this Programme in the amount of US$ 1,000,000.00 (one billion US dollars), with final maturity on April 15, 2020, which were accepted for listing and trading at the Luxembourg Stock Exchange (“First Issue”).

Reference Form 2009 – Itaú Unibanco Holding S.A

The Programme and the First Issue impose certain conditions and restrictions to the Issuer, as follows:

a.	Disposal of Assets and Disposal of Shareholding Control

As a general rule, the issuer is allowed to dispose of all or a substantial portion of its assets, including through corporate restructuring (such as mergers and spin-off processes) without the consent of the owners of the Subordinated Notes of the First Issue, provided that, as a result of the transactions above:

(i)
the entity that receives such assets or take control undertakes to comply with all obligations of repayment of principal and interests arising from any note issued as provided for in the Programme, as well as undertakes to assume all other obligations imposed to the Issuer;

(ii)	no event of default occurs through the carry out of such transactions; and

(iii)
from any public announcement about the transaction and before its completion: the management members of the issuer provide to the trustee a declaration that the transaction of asset disposal in question is in compliance with the obligations and restrictions imposed to the Issuer; a legal opinion is issued by the legal advisors of the Issuer on the assumption of obligations arising from the Program by the new entity that will take over the assets or the shareholding control.

Reference Form 2009 – Itaú Unibanco Holding S.A

h) significant changes in each item of the financial statements

	R$ million
Assets	12/31/2009	12/31/2008	12/31/2007	2009 X 2008	2008 X 2007

Current assets and long-term receivables	597,978	626,777	288,566	-4.6%	117.2%
Cash and cash equivalents	10,594	15,847	4,288	-33.1%	269.6%
Interbank investments	139,195	124,546	56,785	11.8%	119.3%
Securities and derivative financial instruments	120,189	138,344	61,338	-13.1%	125.5%
Interbank and interbranch accounts	14,570	14,268	17,727	2.1%	-19.5%
Operations with credit granting characteristics and other receivables	245,951	241,043	115,548	2.0%	108.6%
(Allowance for loan losses)	(24,052)	(19,972)	(7,926)	20.4%	152.0%
Other assets	91,530	112,701	40,806	-18.8%	176.2%
Permanent assets	10,295	10,426	6,310	-1.3%	65.2%
Investments	2,187	2,258	1,260	-3.1%	79.2%
Fixed assets and leased fixed assets	4,360	4,035	2,230	8.1%	80.9%
Intangible assets	3,748	4,133	2,820	-9.3%	46.6%
Total assets	608,273	637,202	294,876	-4.5%	116.1%

Liabilities	12/31/2009	12/31/2008	12/31/2007	2009 X 2008	2008 X 2007

Current and long-term liabilities	553,856	590,788	263,713	-6.3%	124.0%
Deposits	190,772	206,189	81,592	-7.5%	152.7%
Demand deposits	25,834	28,071	28,134	-8.0%	-0.2%
Savings deposits	48,222	39,296	27,990	22.7%	40.4%
Interbank deposits	2,046	2,921	1,616	-29.9%	80.8%
Time deposits	114,671	135,901	23,852	-15.6%	469.8%
Deposits received under securities repurchase agreements	131,935	124,358	64,733	6.1%	92.1%
Funds from acceptance and issuance of securities	17,320	19,596	8,371	-11.6%	134.1%
Interbank and interbranch accounts	3,077	3,008	1,856	2.3%	62.1%
Borrowings and onlending	34,692	42,636	16,800	-18.6%	153.8%
Derivative financial instruments	5,476	14,807	3,857	-63.0%	283.9%
Technical provisions for insurance, pension plan and capitalization	52,404	43,182	23,832	21.4%	81.2%
Other liabilities	118,180	137,011	62,671	-13.7%	118.6%
Foreign exchange portfolio	27,682	50,761	18,918	-45.5%	168.3%
Subordinated debt	22,038	22,426	11,375	-1.7%	97.1%
Sundry	68,460	63,824	32,378	7.3%	97.1%
Deferred income	194	231	74	-16.2%	214.4%
Minority interest in subsidiaries	3,540	2,519	2,121	40.5%	18.8%

Stockholders’ equity	50,683	43,664	28,969	16.1%	50.7%
Total liabilities	608,273	637,202	294,876	-4.5%	116.1%

Reference Form 2009 – Itaú Unibanco Holding S.A

	R$ million
	2009	2008	2007	2009 X 2008	2008 X 2007
Income from financial operations before loan losses	46,147	23,367	20,971	97.5%	11.4%

Result of loan losses	(14,165)	(12,946)	(5,495)	9.4%	135.6%
Expense for allowance for loan losses	(16,399)	(14,280)	(6,563)	14.8%	117.6%
Income from recovery of credits written off as loss	2,234	1,334	1,068	67.4%	24.9%

Gross income from financial operations	31,981	10,422	15,476	206.9%	-32.7%

Other operating income/expenses	(12,365)	(11,123)	(4,431)	11.2%	151.0%
Banking services fees	12,455	8,649	7,775	44.0%	11.2%
Income from bank charges	2,772	2,555	2,399	8.5%	6.5%
Result from insurance, pension plan and capitalization operations	2,432	1,307	1,219	86.0%	7.2%
Personnel expenses	(9,832)	(7,632)	(5,523)	28.8%	38.2%
Other administrative expenses	(11,593)	(7,921)	(6,403)	46.4%	23.7%
Tax expenses	(4,238)	(2,336)	(2,533)	81.4%	-7.8%
Equity in earnings of affiliated/subsidiary companies	178	194	220	-8.0%	-11.9%
Other operating income	941	1,509	521	-37.6%	189.4%
Other operating expenses	(5,480)	(7,448)	(2,107)	-26.4%	253.6%

Operating income	19,617	(701)	11,045	-2896.5%	-106.4%

Non-operating income	430	206	2,873	109.2%	-92.8%

Income (loss) before taxes on income and profit sharing	20,047	(496)	13,919	-4144.3%	-103.6%

Income tax and social contribution	(7,421)	9,420	(4,756)	-178.8%	-298.1%

Profit sharing - statutory	(1,695)	(855)	(744)	98.3%	15.0%
Employees	(1,491)	(748)	(616)	99.4%	21.4%
Management members - statutory	(205)	(107)	(128)	91.0%	-16.1%

Minority interest in subsidiaries	(864)	(266)	55	224.3%	-585.1%

Net income (loss)	10,067	7,803	8,474	29.0%	-7.9%

We present below the main changes in the balance sheet accounts at December 31, 2009, 2008 and 2007, taking into consideration that the balances for the periods ended 2009 and 2008 reflect the consolidation in Itaú Unibanco of the Unibanco operations, while those for 2007 operations reflect only the balances of Itaú.

The total balance of assets amounted to R$ 608,273 million at the end of 2009, a drop of 4.5% in relation to the previous year; at December 31, 2008 the total consolidated assets of Itaú Unibanco amounted to R$ 637,202 million, an increase of 116.1% as compared to the balance amounting to R$ 294,876 million at December 31, 2007.

At December 31, 2009, the loan portfolio not including endorsements and sureties reached R$ 245,951 million, an increase of 2.0% in relation to the previous year. Taking into consideration only the loan and financing operations targeted at the retail market – portfolios of credit card, individual loan, vehicle financing, very-small, small and middle-market companies, rural loan and real estate financing – we noted a growth of 14.4% in the portfolio balance, totaling R$ 175,192 million. On the other hand, we recorded a drop of 20.6% in loan operations carried out with large companies and of 13.3% in the portfolios in Argentina, Chile, Uruguay and Paraguay, a result of the appreciation of the Brazilin real in relation to foreign currencies and the recovery of capital markets, which once again came to represent an important area for the investment projects of large conglomerates.

The total balance of our loan portfolio, not including endorsements and sureties, totaled R$ 241,043 million at December 31, 2008, which represents an increase of 108.6% in relation to the balance at December 31, 2007. The merger with Unibanco performed a fundamental role in this variation. We particularly mention the operations of loan to companies, which grew 167.8% in relation to the previous year. The balance of the large companies segment grew 181.1%, whereas that of the very small, small and middle-market companies segment grew 150.4% in the period. The credit card portfolio grew 116.4% as compared to the balance for the previous year. The vehicle financing portfolio maintained a significant growth rate, of 61.6% in relation to 2007. The sum of the real estate financing portfolio and the rural loan portfolio grew 87.8%, mainly because of the expansion of the former. Loan operations carried out by our foreign branches (Argentina, Chile, Uruguay and Paraguay) increased 45.2% in relation to the previous year, mainly stimulated by foreign exchange variation and consolidation of Interbanco operations in Paraguay.

Reference Form 2009 – Itaú Unibanco Holding S.A

Our main source of funds is deposits, this funding includes demand, savings, time and interbank deposits. At December 31, 2009, total deposits reached approximately R$ 190,772 million, representing 57.8% of total funds; at December 31, 2008 total deposits reached approximately R$ 206,189 million, representing 61.1% of total funds; at December 31, 2007 total deposits reached approximately R$ 81,592 million, representing 50.6% of total funds. Our time deposits represented 60.1%, 65.9% and 29.2% of total deposits at December 31, 2009, 2008 and 2007.

The deposit balance at December 31, 2009 decreased 7.5% in relation to the same period of the previous year, which was basically a drop of 15.6% in funding through time deposits, which was not counterbalanced by the increase of 22.7% in savings deposits.

The deposit balance at the end of 2008 had the impact of the merger of Itaú and Unibanco, and posted a growth of 152.7%, mainly because of the big increase in time deposits, which improved 469.8% between 2008 and 2007. Another funding that substantially contributed to this improvement were the saving deposits, which grew 40.4% as compared to the periods ended 2008 and 2007.

Consolidated shareholders’ equity totaled R$ 50,683 million at December 31, 2009, whereas it reached R$ 43,664 million at the end of 2008 and R$ 28,969 million at the end of 2007, representing respective growths of 16.1% and 50.7% as compared to December 31, 2008 and 2007. The variation between 2009 and 2008 is basically due to the result for the period and the payment of interest on capital and dividends, whereas in 2008 and 2007 the main variation refers to the effects of the Itaú and Unibanco merger.

10.2. – Directors should comment on:

a) results of operations, in particular:
I - Description of any important components of revenue
II - Factors that materially affected operating income and expenses

2009 X 2008

	R$ million
	2009	2008	Nominal Variation	Variation (%)
Income from financial operations before loan losses	46,147	23,367	22,779	97.5%

Result of loan losses	(14,165)	(12,946)	(1,220)	9.4%
Expense for allowance for loan losses	(16,399)	(14,280)	(2,119)	14.8%
Income from recovery of credits written off as loss	2,234	1,334	900	67.4%

Gross income from financial operations	31,981	10,422	21,560	206.9%

Other operating income/expenses	(12,365)	(11,123)	(1,241)	11.2%
Banking services fees	12,455	8,649	3,806	44.0%
Income from bank charges	2,772	2,555	217	8.5%
Result from insurance, pension plan and capitalization operations	2,432	1,307	1,124	86.0%
Personnel expenses	(9,832)	(7,632)	(2,200)	28.8%
Other administrative expenses	(11,593)	(7,921)	(3,672)	46.4%
Tax expenses	(4,238)	(2,336)	(1,902)	81.4%
Equity in earnings of affiliated/subsidiary companies	178	194	(16)	-8.0%
Other operating income	941	1,509	(568)	-37.6%
Other operating expenses	(5,480)	(7,448)	1,969	-26.4%

Operating income	19,617	(701)	20,318	-2896.5%

Non-operating income	430	206	225	109.2%

Income (loss) before taxes on income and profit sharing	20,047	(496)	20,543	-4144.3%

Income tax and social contribution	(7,421)	9,420	(16,842)	-178.8%

Profit sharing - statutory	(1,695)	(855)	(840)	98.3%
Employees	(1,491)	(748)	(743)	99.4%
Management members - statutory	(205)	(107)	(98)	91.0%

Minority interest in subsidiaries	(864)	(266)	(598)	224.3%

Net income (loss)	10,067	7,803	2,263	29.0%
Comments on the main variations in the statements of income for 2009, 2008 and 2007 are shown in item 10.2.(a) of this Form.

Reference Form 2009 – Itaú Unibanco Holding S.A

Income from financial operations before loan losses

In 2009, the income from financial operations before loan losses reached R$ 46,147 million, which corresponds to an increase of 97.5% in relation to 2008. This change was mainly caused by the following factors: (i) we noted a significant increase in the average balance of loan and financing operations – in part associated with the consolidation of Unibanco operations – together with a change in the mix of clients and products. (ii) We also put in an extremely satisfactory treasury performance, as a result of the impact of the drop in interest rates and foreign exchange coupons in fixed income and foreign exchange positions in the local market. (iii) Another important factor which contributed to this change was the impact arising from our strategy on foreign exchange risk of the capital invested abroad, which aims at neutralizing the foreign exchange risk, by using derivative financial instruments, also taking into consideration the tax effects. According to the Brazilian tax legislation, the gains and losses on foreign exchange change in investments in subsidiaries abroad are not taxable – in the case of gains, – and not deductible – in case of losses, being a permanent difference. Meanwhile, gains and losses on financial instruments used for hedging investments abroad are taxable or deductible. Our hedge strategy totally counteracts these effects, since we set up a hedge at a volume higher than the hedged asset, so that the result of the total foreign exchange exposure, net of tax effects, is practically nil. Accordingly, in 2009, with the appreciation of the real in relation to other foreign currencies, we verified secured a gain from financial instruments while, on the other hand, in 2008 we noted a devaluation of the real in relation to foreign currencies, which gave rise to losses on financial instruments.

Expenses for allowance for loan losses

Our expenses for allowance for loan losses grew 14.8% in relation to 2008, totaling R$ 16,399 million. Over 2009, we noted the impact of two events that together resulted in the increase in these expenses. First we changed our mix of clients and increased the balance of funds allocated to retail loan and financing operations, which required a higher volume of allowance. Second, the international financial crisis increased the risk of clients and caused the expenses of allowances related to loan granting operations to grow.

Our default ratio in terms of loans overdue for more than 90 days reached 5.6% in 2009, whereas it stood at 3.9% in 2008. We particularly noted an increase in default over the first half of 2009, but from that period the default in individual operations became stable at 8.1%, falling to 7.6% in the last quarter of the year. On the other hand, the corporate client operations reached peak default in the third quarter of the year, standing at 4.1% and returning to 4.0% in the fourth quarter of 2009.

The recovery of credit previously written off as losses grew 67.4% as compared to the prior year, as a result of policies on collection adopted, which aimed to reintegrate clients that are current and non-current account holders into the use of of credit.

Income from banking service fees and bank charges

In 2009, income from banking service fees reached R$ 12,455 million, which is equivalent to an addition of 44.0% in relation to the prior year. Income from bank charges totaled R$ 2,772 million, which corresponds to an increase of 8.5% as compared to the prior year.

2009 was marked not only by the consequences of the international financial crisis but also by changes in regulatory frameworks, affecting our income from banking service fees. This was because of a prohibition on collecting fees for renewing registration, which affected our income from current account services. Despite the recovery of economic activity after the crisis, many companies continued to adopt conservative positions in relation to new investments and funding in the market. Such conservatism caused our income from the placement of securities in capital markets and economic and financial advisory to show a reduction, mainly in the first half of 2009. However, in the second half we noted growing recovery in these activities. In 2009, we also noted an increase in income from credit cards, as compared to 2009 and 2008, as a consequence of the popularization of the use of cards in business transactions and the expansion of our card base. We also noted an addition in income from asset management, which contributed R$ 2,201 million to income from banking service fees, considering that the balance of managed assets posted a growth of 29.3% in relation to 2008, totaling R$ 333,869 million. In relation to income from bank charges, the reduction in income from credit/registration operations because of changes in practices relating to priority service fees, under the terms of the policy adopted by the Central Bank, was offset by the increase in income from service packages, in view of the increase in the volume of transactions.

Reference Form 2009 – Itaú Unibanco Holding S.A

Results from insurance, pension plan and capitalization operations

In 2009, the result of insurance, pension plan and capitalization operations totaled R$ 2,432 million, an increase of 86.0% in relation to 2008. The result of insurance operations totaled R$ 1,451 million in 2009, an increase of 133.3% in relation to 2008. Basically, this change resulted from the consolidation of Unibanco operations, and the consequent increase in the volume of transactions. The result of life insurance and pension plan operations reached R$ 469 million in 2009, an increase of 53.8% as compared to 2008, also related to the merger with Unibanco. The results of capitalization operations totaled R$ 512 million in 2009, which is equivalent to growth of 34.4% in relation to 2008.

Personnel and other administrative expenses

Personnel expenses totaled R$ 9,832 million in 2009, growth of 28.8% in relation to 2008. This growth was basically the results of the consolidation of Unibanco operations throughout 2009, which affected only one quarter of 2008. In addition, personnel expenses grew because of Collective Bargaining Agreements (“CCT”) which govern the adjustment of salaries in September of each year.
Likewise, the other administrative expenses reached R$ 11,593 million, which corresponds to an increase of 46.4% in relation to 2008. In addition to the impact of consolidation over different periods of Unibanco operations, other administrative expenses were affected by the increase in expenses for the depreciation of data processing systems, furniture and equipment in general, and an increase in expenses for credit card sales in view of the expansion and restructuring of operations.

The total number of employee’s of Itaú Unibanco reached 101,640 people, which represents a reduction of 6.6% in relation to 2008, a result of the streamlining of activities in the integration of Itaú and Unibanco, and the transfer of employees from Itaú Unibanco to Porto Seguro, related to the process of allying of these companies.

Tax expenses

Our tax expenses reached R$ 4,238 million, an increase of 81.4% in relation to 2008. The consolidation of Unibanco operations was the main factor that caused this change. In addition, the rise in taxable income, arising from changes in the mix of loan portfolio and a higher level of operating activity, caused our tax expenses to grow.

Other operating income/expenses

The reduction of 37.6% in other operating income is basically associated with the fact that in 2009 certain events did not repeat, such as the reversal of R$ 720 million of provision of CPMF on lease operations, the reversal of  R$127 million of the provision for depreciation exceeding IT equipment and assets, and reversal of R$ 64 million of provision related to the lawsuit referring to the payment of PIS (see the notes to the financial statements for 2008). On the other had, in 2009 we had the impact of the reversal of R$292 million, for the program for cash or installment payment of federal taxes – under Law No. 11,941/09.

In relation to other operating expenses, we noted a reduction of 26.4% between an expense of R$ 5,480 million in 2009 and an expense of R$ 7,448 million in 2008. In 2009, we did not note the repetition, in the same magnitude, of some events that occurred in 2008, such as (i) the setting up of R$ 1,331 million of provisions for expenses related to the integration of Itau and Unibanco, (ii) the provision of R$ 531 million for health insurance, with the intent of covering possible future deficits, (iii) the amortization of R$ 1,543 million of goodwill on investments, essentially related to the merger of Itaú and Unibanco, and (iv) one higher provision for tax and social security contingencies, as further discussed in the analysis of the results of our operations for 2008 in relation to 2007. On the other hand, in 2009, the increase noted in credit card operations contributed to the growth of selling expenses, such as commission and prizes. We also had an increase in the provision for civil contingencies in the normal course of business.

Income tax and social contribution on net income

Our expense for income tax and social contribution on net income reached R$ 7,421 million in 2009, as compared to a deferred tax asset of R$ 9,420 million in 2008. The main factors that contributed to this change in income tax and social contribution on net income were the following: (i) in 2008, we had exclusions of R$ 6,131 million from our tax base, arising from the merger between Itaú and Unibanco, which did not repeat in 2009, and (ii) the effect of the foreign exchange change on our investments abroad resulted in expense of R$ 2,034 million in 2009 in comparison to a tax benefit of R$ 1,281 million in 2008. This change was partially offset by a greater tax benefit arising from the payment of interest on capital, reaching R$ 1,478 million in 2009, with increase of R$ 778 million in relation to 2008.

Reference Form 2009 – Itaú Unibanco Holding S.A

The expense for social contribution on net income payable in the short term is still unaffected by the rate increase from 9% to 15%, in view of the recognition of a deferred tax asset at an amount sufficient to cancel out this effect, taking into consideration that the management of the Bank believes that it will receive a favorable decision in the unconstitutionality lawsuit filed by the CONSIF.

2008 X 2007

	R$ million
	2008	2007	Nominal amount	Change %
INCOME FROM FINANCIAL OPERATIONS BEFORE LOAN LOSSES	23,367	20,971	2,396	11.40%

RESULT OF LOAN LOSSES	-12,946	-5,495	-7,451	135.60%
EXPENSE FOR ALLOWANCE FOR LOAN LOSSES	-14,280	-6,563	-7,716	117.60%
INCOME FROM RECOVERY OF CREDITS WRITTEN OFF AS LOSS	1,334	1,068	266	24.90%

GROSS INCOME FROM FINANCIAL OPERATIONS	10,422	15,476	-5,055	-32.70%

OTHER OPERATING INCOME/EXPENSES	-11,123	-4,431	-6,692	151.00%
BANKING SERVICES FEES	8,649	7,775	874	11.20%
INCOME FROM BANK CHARGES	2,555	2,399	156	6.50%
RESULT FROM INSURANCE, PENSION PLAN AND CAPITALIZATION OPERATIONS	1,307	1,219	88	7.20%
PERSONNEL EXPENSES	-7,632	-5,523	-2,109	38.20%
OTHER ADMINISTRATIVE EXPENSES	-7,921	-6,403	-1,517	23.70%
TAX EXPENSES	-2,336	-2,533	197	-7.80%
EQUITY IN EARNINGS OF AFFILIATED/SUBSIDIARY COMPANIES	194	220	-26	-11.90%
OTHER OPERATING INCOME	1,509	521	987	189.40%
OTHER OPERATING EXPENSES	-7,448	-2,107	-5,342	253.60%

OPERATING INCOME	-701	11,045	-11,747	-106.40%

NON-OPERATING INCOME	206	2,873	-2,668	-92.80%

INCOME (LOSS) BEFORE TAXES ON INCOME AND PROFIT SHARING	-496	13,919	-14,414	-103.60%

INCOME TAX AND SOCIAL CONTRIBUTION	9,420	-4,756	14,177	-298.10%

PROFIT SHARING - STATUTORY	-855	-744	-111	15.00%
EMPLOYEES	-748	-616	-132	21.40%
MANAGEMENT MEMBERS - STATUTORY	-107	-128	21	-16.10%

MINORITY INTEREST IN SUBSIDIARIES	-266	55	-321	-585.10%

NET INCOME	7,803	8,474	-670	-7.90%

Income from financial operations before loan losses

Over 2008, Itaú Unibanco generated income from financial operations before loan losses of R$ 23,367 million, which corresponds to an increase of 11.4% in relation to the previous year. This increase main resulted from the broadening of the loans and financing portfolio, both for individuals and companies, with the accompanying change in the mix of products and clients, favoring operations that are capable of providing a higher risk-return ratio. In the year we had a fine treasury performance, because we seized market opportunities in an environment of higher volatility. Finally, the consolidation of Unibanco operations in the last quarter of 2008 also contributed to an increase in income from financial operations before loan losses.

Expenses for allowance for loan losses

The expenses for allowance for loan losses reached R$ 14,280 million in 2008, growth of 117.6% in relation to the prior year.

Reference Form 2009 – Itaú Unibanco Holding S.A

In 2008, considering the economic outlook of crisis and its associated uncertainties, the criteria for recognizing additional allowance for loan operations were reviewed, resulting in the inclusion of a portion related to the risks envisaged with the more pessimistic outlook for subsequent periods. From this analysis, we increased the total additional allowance, reaching R$ 7,791 million at December 31, 2008, whereas in 2007 this balance totaled R$ 2,150 million.

As well as this, the expenses for allowance for loan losses were affected by the consolidation of Unibanco operations in the fourth quarter of 2008, the steady growth in our loan portfolio, and the impact of the international financial crisis on the risk ratings of large companies, and the risks involved in the of very small, small and middle market company portfolios and the individual clients portfolio.

Our default ratio, for transactions overdue over 90 days, stood at 3.9% in December 2008 whereas it stood at 4.2% on the same date in the previous year. Our models for credit risk management are continuously developed, helping us to meet the strategic goals established by top management. The analysis of the behavior of different client clusters enabled us to develop a more intense relationship with those that have a low risk profile, thus permitting us to combine the strong increase in the portfolio volume with the control over default ratios.

The income from the recovery of credit previously written off as loss totaled R$ 1,339 million in 2008, equivalent to an increase of 25.3% in relation to 2007, as a result of the consolidation of Unibanco operations and collection efforts taken over the year.

Income from banking service fees and bank charges

The income from banking service fees reached R$ 8,649 million in 2008, an increase of 11.2% in relation to 2007. The main factors in the increase were: (i) expansion in the credit card customer base, and (ii) growth in the client base comprising current account holders. We also point out that the consolidation of the Unibanco operations in the fourth quarter of 2008 contributed to the growth in income noted between the periods. The income from credit card operations posted an increase of 28.5% in relation to 2007, such an increase being the result of the intense focus of Itaú Unibanco on this product, in addition to the increased use of cards as a means of payment in sales transactions. Meanwhile, the growth in the client base of current account holders raised income from current account services, in view of the use of the Maxiconta package and receipt services.

The income from bank charges totaled R$ 2,555 million in 2008, an increase of 6.5% in relation to 2007. This increase was mainly the result of the consolidation of the Unibanco operations. The introduction by the Central Bank of Brazil of changes in the collection of basic service charges, from May 2008, in addition to the adoption of a client loyalty policy in view of tougher competition, were the main factors that determined the reduction in income from bank charges between 2008 and 2007, when we exclude from consideration the contribution of Unibanco.

Results of insurance, pension plan and capitalization operations

In 2008, the results of pension plan and capitalization operations totaled R$ 1,307 million, an increase of 7.2% as compared to 2007. This increase was basically caused by a higher volume of transactions between periods. The results of insurance operations totaled R$ 622 million in 2008, an increase of 12.5% as compared to 2007. The results of life and pension plan operations reached R$ 305 million in 2008, equivalent to a reduction of 23.0% in relation to 2007, due to adjustments arising from the merger with Unibanco. The results of capitalization operations totaled R$ 381 million in 2008, an increase of 41.1% as compared to the previous year.

Personnel and other administrative expenses

Personnel expenses totaled R$ 7,632 million in 2008, a growth of 38.2% in relation to the previous year. This change was in part related to the consolidation of Unibanco operations in the fourth quarter of 2008. In addition, personnel expenses grew in view of the maintenance of actions for promoting the organic growth of our operations, of which the widening of the service network stands out. Thus the total number of bank branches increased by 134 sites, not taking into consideration the contribution of Unibanco, which corresponds to an increase of 4.8% in relation to 2007.

Other administrative expenses totaled R$ 7,921 million, which corresponds to an increase of 23.7% in relation to 2007. The consolidation of Unibanco operations in the fourth quarter of 2008 was the main factor that determined this change.

Reference Form 2009 – Itaú Unibanco Holding S.A

Tax expenses

In 2008, tax expenses reached R$ 2,336 million, a decrease of 7.8% in relation to the previous year. This decrease in tax expenses was mainly caused by the end of the payment of CPMF, which entered into effect on January 1, 2008.

Other operating income/expenses

Other operating income reached R$ 1,509 million in 2008, growth of 189.4% in relation to 2007. In 2008, we had the reversal of R$ 720 million of provision for CPMF on lease operations. We also suffered the impact of the reversal of R$ 127 million of provision for exceeding depreciation of IT equipment and assets, and R$ 64 million arising from a lawsuit for the restoration of undue payments of PIS Gross Operating Income (“ROB”) exceeding PIS Repique (PIS calculated on income tax payable), for the periods July 1988 to May 1989. In November 2002, a final and unappealable decision was awarded recognizing the right to credit and in September 2008 the expert computation for settlement of the decision was completed.

Other operating expenses totaled R$ 7,448 million in 2008, which corresponds to an increase of 253.6% in relation to expenses of R$ 2,107 million in 2007. Over 2008, we recognized R$ 1,331 million in provision for expenses related to the Itau Unibanco integration, provision of R$ 531 million for health insurance, with the intent of covering possible future deficits, amortization of R$ 1,543 million of goodwill on investments, essentially related to the merger of Itaú with Unibanco, and a higher amount of provision for tax and social security contingencies, of which R$ 290 million related to CPMF on transactions carried out with clients, R$ 402 million related to the deductibility of goodwill, R$ 158 million related to CPMF on the transfer of securities, R$ 18 million was associated with ISS on bank operations, and R$ 199 million was payable to social security (National Institute of Social Security, the INSS) on profit sharing in excess of the collective bargaining agreement amount.

Income tax and social contribution on net income

In 2008, we recorded a deferred tax asset of R$ 9,420 million as compared to an expense of R$ 4,756 million in 2007. The main factors that contributed to this change in income tax and social contribution on net income were as follows: (i) in 2008, we recorded exclusions from our tax base of R$ 6,131 million resulting from the merger between Itaú and Unibanco, (ii) the impact of gains and losses on foreign exchange variation, associated with new investments abroad, resulted in a tax benefit that totaled R$ 1,421 million in 2008, a change of R$ 1,961 million as compared to 2007, and (iii) we had a greater tax benefit on payment of interest on capital, totaling R$ 655 million, in 2008, growth of R$ 573 million in relation to 2007.

The expense for social contribution on net income payable in the short term does not take into consideration the effect of the rate increase from 9% to 15%, in view of the recognition of a deferred tax asset at an amount sufficient to cancel out such an effect, taking into consideration that the management of the Bank believes that it will receive a favorable decision in the unconstitutionality lawsuit filed CONSIF.

b) changes in revenue arising from changes in prices, foreign exchange rates, inflation, and volumes and from the introduction of new products and services

Market risk is the possibility of incurring losses arising from fluctuation in the market values of positions held by a financial institution, as well as from its financial margin, including the risks of transactions subject to variation in foreign exchange and interest rates, and share and commodity prices.

The structural gap, composed of commercial transactions and respective financial instruments, has been historically steady and with minor fluctuations because it mainly comprises the assets and liabilities of retail and derivative transactions used as hedge against the market risk arising from these operations.

In 2009, the Value at Risk (VaR) of the structural gap for the end of the period and the maximum VaR decreased significantly due to the increased market stability over the period and our conservative management of this portfolio composition.

Our flow book trading desk trades in the domestic and foreign markets, specifically to hedge the exposure of our portfolio’s market risk. The VaR of these operations is sensitive to market conditions and the expectations of portfolio managers, and may result in significant day-to-day changes. However, the liquidity of the markets for these trading instruments and our active management of the flow book trading desk portfolio allow the reversal of positions within a short period, which reduces market exposure in cases of economic instability.

In 2009, the main positions that contributed to our flow book trading desk risk exposure were related to fixed rate, Libor and equity (variable income transactions).

Reference Form 2009 – Itaú Unibanco Holding S.A

The proprietary trading desk takes directional trading positions in order to optimize our risk adjusted return on capital. In 2009, our treasury continued to play its role as a pricing source for commercial operations and taking advantage of arbitrage opportunities. The effective control over and management of market risk brought comfort to the institution for efficiently managing the changes in scenarios, as well as bringing about continuous improvement in terms of diversification and sophistication on the operations performed.

The last quarter of 2009 was marked by the improvement in global financial markets and the Brazilian economy. The values of risk assumed by the proprietary trading desk did not change significantly in 2009 compared to 2008.

We maintained the policy of operating within low risks in relation to capital.  The amounts at risk of our business units were affected by the reduction in the volatility levels of the main internal and external risk factor throughout the period, as well as by the conservative management of the portfolio.

The management of the diversity of risks of business units has been efficient and significant, enabling such units to maintain a total exposure to market risk that is reduced as compared to capital.

In addition, we adopted a strategy on management of foreign exchange risk of capital invested abroad which objective is not allowing impacts on the result arising from foreign exchange variation. For this purpose the foreign exchange risk is neutralized by the use of derivative financial instruments.

Our hedging strategy considers all tax effects: non taxation when the Real appreciates or deductibility when the Real devaluates, or arising from the derivative financial instruments used.

In period when the parity variation between the Real and foreign currencies is considerable, there is a significant impact on several financial income and expenses.

The financial margin (arising from the trading of financial assets through proprietary positions (segments), the gap management of currencies, interest rates and other risk factors, the opportunities for arbitrage in the foreign and domestic market, and the marking to market of financial assets and named Financial Margin with the Market) totaled R$ 5,621 million in 2009, R$ 1,585 million in 2008 and R$ 1,187 million in 2007, with the addition of 254.6% in relation to 2008 and 33.5% in relation to 2007. Also in relation to 2007, we did not make any analysis of sensitivity, established later in 2008.

In addition to the variation of R$ 4,036 million as a result of the comparison between 2009 to 2008, treasury delivered a fine performance, as a result of the impact of foreign exchange coupon on fixed-income and foreign exchange positions in the domestic market. Another important factor which contributed to this variation was the impact arising from our strategy on management of foreign exchange risk of the capital invested abroad, which aims at neutralizing the foreign exchange risk, by using derivative financial instruments, also taking into consideration the tax effects.

In 2008, we noted an addition of R$ 398 million in relation to the previous year, basically due to the fine performance of treasury, in view of the market opportunities which were taken up in an environment of higher volatility. Finally, the consolidation of Unibanco operations in the last quarter of 2008 also contributed to increase the Financial Margin with the Market.

According to the criteria for classification of transactions set forth in BACEN Resolution No. 3,464/07 and Circular No. 3,354/07, and the New Capital Accord - Basel II, the financial instruments of Itaú Unibanco Holding S.A., including all transactions with derivatives, are separated into trading and banking portfolios.

The sensitivity analyses, shown below, do not predict the dynamics of the operation of the risk and treasury areas, because once loss related to positions is found, risk mitigating measures are quickly taken, minimizing the possibility of significant losses. In addition, we point out that the presented results do not necessarily translate into accounting results, because the study's sole purpose is to disclose the exposure to risks and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the institutions.

The trading portfolio consists of all transactions, including those involving derivatives, held with the intention of being traded or to provide hedging for the other financial instruments of this strategy. These are transactions for resale, obtaining benefits from price movements, actual or expected, or from arbitrage. This portfolio has strict limits set by the risk areas and is controlled daily.

Reference Form 2009 – Itaú Unibanco Holding S.A

Trading and banking portfolios	Exposure	12/31/2009 (*)			12/31/2008 (*)
		Scenarios			Scenarios
Risk factors	Risk of variation in:	I	II	III	I	II	III
Fixed rate	Fixed rate in real	(1)	(447)	(877)	-	(275)	(528)

Foreign exchange coupons	Rates of foreign exchange coupons	-	(1)	(1)	-	(30)	(59)

Foreign currencies	Exchange variation	(1)	(29)	(57)	(2)	(81)	(162)

Price indices	Rates of price indices coupons	-	(6)	(11)	-	(35)	(62)

Long-term interest rate	Rate of TJLP coupons	-	-	-	-	(12)	(25)

Reference rate	Rate of TR coupons	2	(73)	(99)	-	(11)	(20)

Variable rate	Share price	7	(108)	(217)	(5)	(113)	(225)
	Total without correlation		(663)	(1,262)		(556)	(1,082)
	Total with correlation		(432)	(822)		(370)	(717)

The banking portfolio comprises transactions that do not fit into the trading portfolio concept and are typically banking transactions of the institution’s business lines and their respective hedges, which may or not be carried out with derivative financial instruments. Accordingly, the derivatives of this portfolio are not used for speculation purposes, not generating significant economic risks to the institution.

The considerable impact on the fixed-income factor is related to the market risks of fixed-rate financing of the banking portfolio, which are not recognized as marked to market and, therefore, are not necessarily fully subject to hedge.
Trading and banking portfolios	Exposure	12/31/2009 (*)			12/31/2008 (*)
		Scenarios			Scenarios
Risk factors	Risk of variation in:	I	II	III	I	II	III
Fixed rate	Fixed rate in real	(4)	(1,620)	(3,112)	(5)	(1,309)	(2,511)

Foreign exchange coupons	Rates of foreign exchange coupons	2	(12)	(47)	-	(38)	(88)

Foreign currencies	Exchange variation	-	(4)	(8)	(7)	(137)	(273)

Price indices	Rates of price indices coupons	-	(2)	(1)	(4)	(327)	(564)

Long-term interest rate	Rate of TJLP coupons	-	(28)	(56)	-	(12)	(25)

Reference rate	Rate of TR coupons	4	(107)	(117)	-	(91)	(105)

Variable rate	Share price	15	(222)	(444)	(5)	(113)	(225)
	Total without correlation		(1,995)	(3,786)		(2,026)	(3,791)
	Total with correlation		(1,229)	(2,465)		(1,407)	(2,655)

Reference Form 2009 – Itaú Unibanco Holding S.A

Scenario I: Addition of 1 base point to the fixed-rate curve, currency coupon, inflation and interest rate indices, and 1 percentage point to currency and share prices, the level of which is based on market information (BM&FBOVESPA, ANBIMA, etc).

Scenario II: Shocks at approximately 25% in the portfolio at the end of the period, considering the largest loss results expected per risk factor.

Scenario III: Shocks at approximately 50% in the portfolio at the end of the period, considering the largest loss results expected per risk factor.

On December 31, 2009, the sensitivity analysis, with the correlation of effects between risk factors included in the trading portfolio and net of tax effects, showed a sensitivity of marking to market of R$ 432 million and R$ 822 million for scenarios with variations from of 25% to 50%, respectively (for December 31, 2008, the sensitivity of marking to market of trading portfolios for Scenario II was R$ 370 million and R$717 million for Scenario III).

In the consolidated portfolio (trading + banking), sensitivity is R$ 1,299 million and R$ 2,465 million for scenarios with variations of 25% to 50%, respectively (for December 31, 2008, the sensitivity of marking to market of the consolidated portfolio (trading + banking) of Scenario II was R$ 1,407 million and R$ 2,655 million for Scenario III).

c) impact of inflation, changes in the prices of main inputs and products, foreign exchange rate and interest rates on operating and financial income and expenses

The balance sheet per currency shows the asset and liability balances indexed to the local currency and those indexed to foreign currencies. At December 31, 2009, the net foreign exchange position, including investments abroad, was a liability totaling US$ 8,041 million. We point out that the policy of gap management that we adopt is carried out taking into consideration the tax effects on this position. As the result from foreign exchange variation in investment abroad is not taxed, we set up a hedge (a liability position in foreign exchange derivatives) at a higher volume than that of the hedged asset, so that the total result from foreign exchange variation, net of tax effects, is practically cancelled, as is consistent with the strategy of low risk exposure that we adopt.

Reference Form 2009 – Itaú Unibanco Holding S.A

					Dec 31, 09
Assets		Business in Brazil
	Consolidated Itaú Unibanco	Total	Local Currency	Foreign Currency	Business Abroad Itaú Unibanco
Cash and Cash Equivalents	10,594	6,177	4,880	1,298	4,885
Short Term Interbank Deposits	139,195	132,631	130,548	2,083	15,156
Securities	120,189	108,174	106,998	1,176	23,348
Credit Operations and Leases	221,899	197,655	188,950	8,705	25,493
Loans	245,951	220,992	212,287	8,705	26,207
(Allowance for Loan Losses)	(24,052)	(23,337)	(23,337)	0	(715)
Other Assest	106,101	93,565	82,991	10,574	27,354
Foreign Exchange Portfolio	27,239	17,307	7,140	10,167	24,712
Other	78,861	76,258	75,851	407	2,642
Other Assests	18,927	17,566	17,486	79	1,361
Permanent Assets	10,295	26,599	8,878	17,722	1,417
Investments	2,187	18,991	1,269	17,722	918
Fixed Assets	4,360	4,134	4,134	0	226
Deferred	3,748	3,475	3,475	0	273
Total Assets	608,273	564,801	523,244	41,557	97,653
Derivatives - Purchased Positions				24,871
Futures				7,646
Options				4,592
Swap				7,934
Other				4,700
Total Assets After Adjustments (a)				66,428

					Dec 31, 09
Liabilities and Equity	Consolidated	Business in Brazil			Business
	Itaú Unibanco	Total	Local Currency	Foreign Currency	Abroad Itaú Unibanco
Deposits	190,772	161,673	161,498	175	31,923
Demand Deposits	24,837	16,952	16,778	175	8,642
Savings Deposits	48,222	46,369	46,369	0	1,852
Interbank Deposits	2,046	1,332	1,332	0	1,330
Time Deposits	114,671	96,023	96,023	0	20,099
Other Deposits	997	997	997	0	0
Funds Received under Securities Repurchase Agreements	131,935	130,359	130,359	0	1,576
Recursos de Aceites e Emissão de Títulos	17,320	22,519	12,467	10,052	5,915
Borrowings and ONLendings	34,692	31,675	22,665	9,010	10,725
Interbank and Interbranch Accounts	3,077	3,017	1,705	1,312	61
Derivatives and Financial Instruments	5,476	4,374	4,362	12	1,095
Other Liabilities	118,180	105,080	92,398	12,682	28,607
Foreign Exchange Portfolio	27,682	17,761	7,174	10,588	24,700
Other	90,498	87,319	85,224	2,095	3,907
Technical Provisions of Insurance, pension plans and Capitalization
Capitalization	52,404	52,398	52,398	0	6
Deferred Income	194	171	171	0	23
Minority Interest in Subsidiaries	3,540	2,852	2,852	0	0
Shareholder´s Equity of Parent Company	50,683	50,683	50,683	0	17,722
Capital Stock	40,617	40,617	40,617	0	16,557
Net Income	10,067	10,067	10,067	0	1,165
Total Liabilities and Equity	608,273	564,801	531,558	33,243	97,653
Derivatives - Sold Positions				47,187
Furures				27,045
Options				5,788
Swap				10,918
Other				3,436
Total Liabilities and Equity After Adjustments (b)				80,430
Foreign Exchange Position Itaú Unibanco (c=a-b)				(14,002)
Foreign Exchange Position Itaú Unibanco (c) in US$				(8,041)

Reference Form 2009 – Itaú Unibanco Holding S.A

10.3. Directors should comment on the material effects that may have been caused or that are expected to be caused on the Issuer’s financial statements and their results:

a) introduction or disposal of operating segment

The operating segments of Itaú Unibanco are as follows:

•
Commercial Banking, the income of which is obtained from the offering of financial products and provision of banking services to the retail client base (individuals and very small companies), high net worth individuals with significant assets (private banking) as well as and to small and middle market companies.

•	Itaú BBA, which is responsible for banking operations with large companies and activities as investment banking activities.

•	Consumer Credit, the income of which is from the financial products and services offered to noncurrent account holder clients.

•
Corporate and Treasury, the income of which is associated with excess capital and excess of subordinated debt and the carry-forward of the net balance of deferred tax assets and tax debts added to the income associated with treasury operations.

Itaú Unibanco did not introduce nor dispose of any operating segment in 2009, 2008 or 2007.

b) incorporation, acquisition or disposal of ownership interest

2009

Sale of interest in Allianz Seguros

On December 29, 2009, Itaú Unibanco Holding and Allianz South America Holding B.V. entered into an agreement governing the acquisition by Allianz South America of the 14.025% interest held by Cia. Itaú de Capitalização in the capital of Allianz Seguros S.A. The amount of this transaction was R$ 109 million.

Extension of agreement with Magazine Luiza

On November 27, Magazine Luiza and Itaú Unibanco completed a negotiation related to the extension of an exclusivity period to December 31, 2029. The agreement relates to the distribution of credit products by Luizacred, a financial institution held in equal proportions by Magazine Luiza and Itaú Unibanco, in all physical and virtual stores owned or operated by Magazine Luiza, either directly or indirectly, as well as call centers, Internet, mailing or any other points or forms of contact between Magazine Luiza and its customers. This transaction amounted to R$250 million.

Acquisition of total shares of Itaú XL Seguros Corporativos S.A.

On November 12, 2009, Itaú Seguros S.A. and XL Swiss Holdings Ltd, a company controlled by XL Capital Ltd., entered into an agreement through which Itaú Seguros S.A. will purchase the total shares issued by Itaú XL Seguros Corporativos S.A. held by SL Swiss Holdings Ltd., becoming the holder of 100% of shares in Itaú XL Seguros Corporativos S.A.. A separate agreement was signed through which Itaú Seguros S.A. shall provide, after the completion of the transaction, insurance coverage to the clients of XL in Brazil and of its Global Programs with operations in Brazil. This process is awaiting approval from the Superintendency of Private Insurance – SUSEP.

Transfer of capital of Unibanco Saúde Seguradora to Tempo Participações

On September 24, 2009, Itaú Unibanco and Tempo Participações signed a Memorandum of Understanding aimed at the transfer of total capital from Unibanco Saúde Seguradora to Tempo. Our intent with this operation was to expand the strategic focus of our insurance activity, concentrating our activities in the segments in which we hold leadership positions. The amount of this transaction was R$ 55 million. The signed memorandum also establishes that, in function of the future performance of the operation of Unibanco Seguradora, Itaú Unibanco will be entitled to an additional payment of up to R$ 45 million.

Reference Form 2009 – Itaú Unibanco Holding S.A

Change in FIC partnership agreement

Companhia Brasileira de Distribuição (CBD) and Itaú Unibanco concluded, on August 28, the negotiation related to the company Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (FIC). The agreement which gave rise to FIC was amended, excluding the exclusivity obligation of Itaú Unibanco. In consideration, Itaú Unibanco paid to Pão de Açúcar Group the amount of R$ 550 million. On the same occasion, the exclusivity deal for the offering of financial products and services granted by CBD to FIC was extended for an additional period of five years, for which Itaú Unibanco paid R$ 50 million to the Pão de Açúcar Group.

Alliance with Porto Seguro

On August 23, 2009, Itaú Unibanco and Porto Seguro entered into an alliance aimed at the unification of their residence and vehicle insurance operations. With this operation, millions of clients of Porto Seguro and Itaú Unibanco gained access to the most complete insurance services in the Brazilian market, especially to an extensive network of insurance brokers that offer a wide range of products and services, by means of several companies that became part of the group, increasing their options.

Due to this alliance, the company has increased its financial soundness and now holds a leadership position in the residence and vehicle insurance lines, with 3.4 million vehicles and 1.2 million properties insured, thus reinforcing our leadership strategy in the majority of markets in which we operate. Additionally, the alliance will enable the achievement of economies of scale and the synergy of costs, and will also permit a stronger geographic presence. Therefore, an operating agreement was entered into for the offering and distribution, on an exclusive basis, of vehicle and residence insurance products to the clients of Itaú Unibanco network, in Brazil and Uruguay.

Total assets and liabilities related to the current portfolio of residence and vehicle insurance of Itaú Unibanco were transferred to a new company, Itaú Unibanco Seguros de Automóvel e Residência S.A. This company is managed by Porto Seguro, and the executives and collaborators of Itaú Unibanco who work in the vehicle and residence insurance segments were allocated to the new company, thus expanding the expertise and quality of insurance management. In consideration, Porto Seguro issued shares representing 30% of its new capital, which were delivered to Itaú Unibanco.

Partnership with Vivo S.A.

On March 31, 2009, Banco Itaucard S.A., Vivo S.A. and Telemig Celular S.A., a subsidiary of Vivo S.A. (Vivo S.A. and Telemig Celular S.A., collectively referred to as “Vivo”, as previously stated), a leader in the Brazilian market of for mobile and telecommunications services, entered into a partnership through which we were granted for ten years, the right to market and sell to Vivo clients in Brazil co-branded credit cards and other financial products and certain related insurance products.

Redecard

On March 30, 2009, Itaú Unibanco purchased 24,082,760 registered common shares of Redecard for R$ 590 million, giving rise to goodwill amounting to R$ 557 million, which, net of taxes, totaled R$ 506 million. In view of this transaction, Itaú Unibanco gained shareholding control over Redecard, fully consolidated in the financial statements of Itaú Unibanco from the first quarter of 2009.

2008

Acquisition of Itaú BBA remaining interest

On November 29, 2008, Itaú Unibanco S.A. acquired the remaining 4.25% interest in total shares of Banco Itaú BBA S.A. held by certain executives and employees of Banco Itaú BBA S.A.. At present, Itaú Unibanco Holding holds approximately 100% interest in the capital of Banco Itaú BBA S.A..

Transaction with the American International Group, Inc (AIG)

On November 26, 2008, Unibanco – União de Bancos Brasileiros S.A. entered into an agreement with the American International Group, Inc., or AIG, to revert the exchange of the shares that each of the groups held in Brazilian insurance companies, as follows: (i) Unibanco – União de Bancos Brasileiros S.A. acquired for 820 US$million the shares held by AIG, and (ii) AIG acquired for US$ 15 million the shares held by Unibanco – União de Bancos Brasileiros S.A. in AIG Brasil Companhia de Seguros. With the completion of this transaction, Unibanco – União de Bancos Brasileiros S.A., became the indirect holders of 100% of capital in Unibanco Seguros S.A., Unibanco AIG Vida e Previdência S.A. (currently named “Itaú Vida e Previdência S.A.”) and Unibanco AIG Saúde Seguradora S.A. (currently named “Unibanco Saúde Seguradora S.A.”), which were companies controlled by Unibanco Seguros S.A..

Reference Form 2009 – Itaú Unibanco Holding S.A

Marisa Partnership

On December 4, Itaú Unibanco entered into an operating agreement with Marisa S.A. to create a new co-branded credit card, for a ten-year period. Marisa is the largest store chain specializing in women’s fashion in Brazil, with 207 stores in the country and over 8 million private label cards. The investment amount in this partnership is approximately R$ 120 million.

Creation of Itaú Unibanco

On November 3, 2008, Itaú and Unibanco signed an agreement for the merger of their financial operations, which was approved by the Central Bank of Brazil on February 18, 2009. It was the formal beginning of the building of the largest private financial conglomerate in the Southern Hemisphere, in terms of market value among the 20 largest financial institutions in the world.

This financial institution will be fully capable of being a player in the new global competitive scenario. The result of this partnership is a bank with Brazilian capital and the commitment, strength, vocation and economic capacity to become a vital partner in the development of Brazilian companies, in Brazil and abroad. With a strong international presence – it already has commercial bank operations in all Mercosur countries - the institution will have the required agility to increase the presence of Brazil internationally.

Itaú Unibanco is consolidating its position in a scenario in which Brazil and its financial system are in privileged conditions, with strong possibilities of improving even more its relative position in the global scenario. In this phase of sustainable growth of the country, movements like this, which strengthen large domestic companies, are growing in importance, such as those which are occurring in other sectors of economy, continuously expanding their competitive capacity.

After over 15 months in gestation through dialogue, Itaú Unibanco was born with a strong identity in values and a converging vision for the future. For this purpose, the controlling shareholders of Itaúsa and Unibanco decided to establish the holding company IUPAR  with a shared governance model.

The conglomerate resulting from the merger has scale, expertise and a strong capital base, which enable it to significantly reinforce the credit supply to the market, providing a sound and vigorous response to the demands of companies and individuals.

Acquisition of interest in Banco Itaú Europa

In November 2008, Itaúsa transferred to Itaú Unibanco the ownership interest it held in Banco Itaú Europa S.A. for approximately R$ 1,137 million, of which R$ 550 million was tranfered through the issue of common shares of Itaú Unibanco and R$ 587 million in cash.

Acquisition of Capital Union in Uruguay

In April 2008, Itaú Unibanco purchased all shares of Unión Capital AFAP S.A., a company that manages social security funds and holds 20% of the assets of pension funds in Uruguay.

Partnership with Coelho da Fonseca

In April 2008, Itaú Unibanco Holding and Itaú Unibanco S.A. signed a partnership agreement with Coelho da Fonseca Empreendimentos Ltda., a real estate broker that provides real estate consulting and brokerage services, for the acquisition of the exclusive right, for the period of 10 years, to offer, distribute and market real estate financial products and services to the clients of Coelho da Fonseca. According to this partnership, Coelho da Fonseca Empreendimentos Ltda. is entitled to commission based on the financial products and services that its clients purchase from us.

Partnership with Dafra da Amazônia Indústria e Comércio de Motocicletas Ltda.

In March 2008, Itaú Unibanco S.A. signed a partnership agreement with Dafra da Amazônia Indústria e Comércio de Motocicletas Ltda., a motorcycles assembly company owned by the Itavema Group, for the acquisition of the exclusive right to: (i) offer, distribute and market financial products and services to the clients of Dafra, (ii) offer working capital loans to the Dafra dealers for the financing of motorcycles purchases, and (iii) be recommended by Dafra to dealers about certain of the financial, social security and private pension products and services of Itaú Unibanco S.A. The investment of Itaú Unibanco S.A. totaled R$ 20 million and refers to the acquisition of such an exclusive right for ten years, being extendable.

Reference Form 2009 – Itaú Unibanco Holding S.A

The amount of R$ 20 million, paid to Dafra, was recorded as an intangible asset, and will be amortized over the term of the agreement. We allocated this intangible asset to the banking services segment of Itaú Unibanco S.A. The partnership was structured through a profit sharing agreement, through which Itaú Unibanco S.A. is entitled to 60% and Dafra is entitled to 40% of profit earned from the sale of financial products and services.

2007

Real estate loan

On December 28, Itaú Unibanco announced an agreement with LPS Brasil – Consultoria de Imóveis S.A. (Lopes) for the promotion and supply of real estate products. Its purpose is the development of the used real estate market , including the financing of construction materials for remodeling properties. This association has the potential to leverage the sales of real estate and to strengthen the Brazilian real estate loan market. Itaú Unibanco paid R$ 290 million for the agreement, recorded in prepaid expenses, which will be amortized over 20 years.

BM&F

In November, within the Initial Public Offering of Bolsa de Mercadorias e Futuros – BM&F S.A. (Brazilian Mercantile & Futures Exchange – “BM&F”) (after the merger with Bovespa Holdings S.A., “BM&FBOVESPA”), Itaubank Distribuidora de Títulos e Valores Mobiliários S.A., Itaú Unibanco S.A., and Banco Itaú BBA S.A., sold 10.4 million shares issued by Bolsa de Mercadorias e Futuros – BM&F S.A. and Unicard Banco Múltiplo S.A. sold 4.5 million shares issued by Bolsa de Mercadorias e Futuros – BM&F S.A.. In addition, before the initial public offering of Bolsa de Mercadorias e Futuros – BM&F S.A. shares, Itaubank Distribuidora de Títulos e Valores Mobiliários S.A., Itaú Corretora de Valores S.A., Itaú Unibanco S.A. and Banco Itaú BBA S.A., sold 3.4 million shares issued by Bolsa de Mercadorias e Futuros – BM&F S.A. to GL Latin América Investments LLC and Unicard Banco Múltiplo S.A. sold 1.5 million shares issued by Bolsa de Mercadorias e Futuros – BM&F S.A. to GL Atlantic Private Equity Group. At that time, these transactions gave rise to a net income of R$ 150 million to Itaú Unibanco Holding and R$ 62 million to Unibanco Holdings S.A.

Bovespa Holding

On October 26, the Initial Public Offering (IPO) of Bovespa Holding S.A. was carried out. With this offer, Itaú Unibanco sold 11.4 million shares it held in the company for R$ 23.00 each. The operation resulted in an impact in results after taxes in 2007 of R$ 164 million. After this operation, Itaú Unibanco became the holder of 4% interest in the company’s capital, corresponding to a market value of R$ 973 million at December 31, 2007.

Kinea investments

On October 18, Itaú Unibanco announced the organization of Kinea, a company specialized in the management of alternative investments, which operates with hedge funds and real estate equity, and that expanded the range of products offered to high net worth and institutional clients. Kinea uses the infrastructure, know-how and technology of Itaú Unibanco, and has independent premises, teams and operations.

Redecard

On July 11 and 31, Itaú Unibanco sold 53.8 million common shares (8.73% of total capital) it held at Redecard S.A., the company responsible for capturing and transmitting credit and debit card transactions of Mastercard and Diners Club in Brazil. Each share was traded at R$ 27.00, generating a positive impact of R$ 1,050 million after tax 2007. Itaú Unibanco continues taking part in the company's control through a shareholders' agreement and the appointment of two members of the Board of Directors, and with a 23.21% interest in the company's capital.

Serasa

On June 28, Itaú Unibanco sold 22.33% of its interest in the capital of Serasa S.A., represented by 832,176 shares, to Experian Brasil Aquisições Ltda, a Brazilian subsidiary company of Experian Solutions, Inc. The result after taxes was R$ 490 million. Itaú Unibanco continues taking part in the management of Serasa, with a 10.29% indirect interest in the company's total capital and the right to appoint one member of the Board of Directors.

Reference Form 2009 – Itaú Unibanco Holding S.A

Acquisition of private banking of ABN AMRO in Miami and Montevideo

On June 8, the acquisition of the assets of international private banking assets of Latin American clients, served through Miami and Montevideo, from ABN Amro Bank N.V. was completed. The acquisition comprised managed assets of approximately US$ 3.0 billion, recorded in the United States, Switzerland and Luxembourg. From the second quarter of 2007 on, these assets started being accounted for at Banco Itaú Europa. The operation consolidated Itaú Unibanco and Banco Itaú Europa as one of the leaders of private banking in Latin America.

Acquisition of BankBoston International and BankBoston Trust Company Limited

On May 31, Banco Itaú Europa and its subsidiary Banco Itaú Europa Luxembourg completed the acquisitions of BankBoston International (BBI), with head offices in Miami, and BankBoston Trust Company Limited (BBT), with head offices in Nassau. The operation comprised managed financial assets of approximately US$ 3.2 billion and about 5,500 private banking clients in Latin America. Goodwill on acquisitions totaled R$ 96 million, which was fully amortized in the consolidated financial statements of Itaú Unibanco.

BankBoston Operations

On February 1, BACEN authorized Itaú Unibanco and Itaúsa – Investimentos Itaú S.A. (Itaúsa) to acquire the operations of BankBoston in Chile and Uruguay from Bank of America Corporation (BAC). With the official launch of Itaú in Chile and Uruguay, on March 5 and 26, respectively, all branches were converted, showing the effective beginning of Itaú Unibanco operations in both countries.

From the first quarter of 2007, the operations of BankBoston in Chile and Uruguay are consolidated in the financial statements of Itaú Unibanco. The operations of BankBoston in Brazil were already incorporated into those of Itaú Unibanco and all branches were integrated into Itaú operating system in a program completed in June 2007.

Capital markets – South Korea

Itaú Unibanco formed an association with Daewoo Securities and KDB Asset Management to launch a fund with investments in stocks and fixed-income securities, to provide a selection of portfolios targeted at the Korean investors who want to invest in Brazilian assets. With this pioneering initiative, Itaú Unibanco became the first Latin American bank to operate as a fund advisor in the capital markets of South Korea.

Reference Form 2009 – Itaú Unibanco Holding S.A

c) unusual events or operations

In 2009, 2008 and 2007 we noted the occurrence of the following nonrecurring events net of tax effects in the consolidated net income of Itaú Unibanco:

	R$ million
	ITAÚ UNIBANCO CONSOLIDATED
	01/01 to 12/31/2009	01/01 to 12/31/2008	01/01 to 12/31/2007
Sale of investments	228	233	1,854
Visa Inc. and Visa Net	212	-	-
Allianz	16	-	-
BM&F Bovespa	-	42	314
Visa, Inc.	-	95	-
Mastercard, Inc.	-	55	-
Banco de Fomento de Angola (Investment which was held by BPI)	-	40	-
Serasa S.A.	-	-	491
Redecard S.A.	-	-	1,050
Program for Cash or Installment Payment of Federal Taxes - Law No. 11,941/09	292	-	-

Itaú Unibanco x CBD joint venture	(363)	-	-

Provision for contingencies – economic plans	(191)	(174)	(206)
Sale and adjustments to market value of shares of Banco Comercial Português,S.A.held BPI	-	(29)	-
Income from the sale of the former headquarters of Banco Itaubank S.A.	-	-	75
Escrow accounts and commitments related to purchased investments	-	-	(82)
Amortization of goodwill (*)	(390)	(223)	(83)
Effects of adoption of Law No. 11,638	-	(136)	-
Stock-based compensation	-	(102)	-
Lease	-	(34)	-
Effect arising from merger - ITAÚ UNIBANCO	-	5,183	-
Non-operating equity in earnings	-	18,031	-
Amortization of goodwill	-	(12,848)	-
Provision for integration expenditures - ITAÚ UNIBANCO	-	(888)	-
Equalization of criteria ITAÚ UNIBANCO	-	(1,414)	-
Non-technical provision for health insurance	-	(350)	-
Technical provisions for insurance and pension plan	-	(193)	-
Allowance for loan losses–adjustment to the minimum required by Resolution No. 2,682	-	(216)	-
Provisions for contingent liabilities and legal liabilities	-	(262)	-
Other	-	(393)	-
Additional allowance for loan losses	-	(3,089)	(264)
Other nonrecurring events	-	(30)	1

Total	(424)	(567)	1,295
(*) Basically refers to the REDECARD operation.
10.4. Directors should comment on:

a) significant changes in accounting practices

2009

There were no changes in the company’s accounting practices.

Reference Form 2009 – Itaú Unibanco Holding S.A

2008

On December 28, 2007, Law No. 11,638 was enacted in order to amend and revoke the provisions of Laws No. 6,404, of December 15, 1976 and No. 7,385 of December 7, 1976 on accounting practices, and the preparation and disclosure of financial statements.

The main changes in accounting practices were as follows:

•
Fixed Assets from then on includes assets arising from operations that transfer to the company any benefits, risks and the control over these assets and Deferred Charges include the preoperating expenses and restructuring expenses. Accordingly, leasehold improvements and software purchase were reclassified from Deferred Charges to Fixed Assets and Intangible Assets, respectively, including for comparison purposes.

•
Periodic analysis of the recovery, measurement and disclosure of losses in relation to the recoverable value of assets, as regulated by CMN Resolution No. 3,566, of May 29, 2008. No losses were found by the assessment carried out by management at the end of each year.

•
The subgroup “Intangible Assets” was created in Permanent Assets, in order to classify any rights the subjects are intangible assets intended for the maintenance of the company or which are exercised for such a purpose, including acquired goodwill. Accordingly, rights for acquisition to payroll and acquisition of customer portfolios and software were reclassified from Prepaid Expenses and Deferred Charges, respectively, including for comparability purposes.

2007

There were no changes in the company’s accounting practices.

b) significant effects of the changes in accounting practices

The main changes in accounting practices were as follows:

•
Disclosure of the Statement of Cash Flows in lieu of the Statement of Changes in Financial Position and Statement of Added Value as integral parts of the financial statements required by Brazilian accounting practices. ITAU UNIBANCO already voluntarily disclosed these financial statements.

•
Lease Operations: Unibanco is a lessee in lease operations. According to CVM Resolution No. 554, of November 12, 2008, they were recorded in assets and the corresponding financial liability was recognized. Any adjustments to operations were recorded in Retained Earnings and in the results for 2008, net of any deferred taxes.

•
Share-based payments: In compliance with CVM Resolution No. 562, of December 17, 2008, the fair value of options granted to management members started being recognized proportionally to the vesting period, as personnel expenses , having as contra-entry the Capital Reserves account. The effects related to prior years arising from the application of the aforementioned procedure were recorded in Revenue Reserves.

c) qualifications and emphases presented in the auditor’s report

There were no qualifications and emphases presented by the auditor for 2009, 2008 and 2007.

10.5. Directors should indicate and comment on the critical accounting policies adopted by the Issuer, in particular, accounting estimates made by management on uncertain and relevant issues for describing the financial position and results of operations that require subjective or complex judgment, such as: provisions, contingencies, revenue recognition, tax credits, long-lived assets, useful life of noncurrent assets, pension plans, foreign currency translation adjustments, environmental recovery costs, criteria for asset and financial instrument impairment tests

General

Our main accounting practices are described in Note 4 to our financial statements at December 31, 2009, December 31, 2008 and December 31, 2007. The preparation of financial statements involves certain estimates and assumptions arising from experience in our history and several other factors that we consider to be reasonable and relevant. Although we continuously review these estimates and assumptions in the ordinary course of our business, the presentation of our financial position and results of operations often require that we make judgments on issues that are inherently uncertain. The topics below describe the areas that require most of our judgment or that involve a high level of complexity in the application of accounting polices that currently affect our financial position and results of our operations.

Reference Form 2009 – Itaú Unibanco Holding S.A

Use of estimates and assumptions

The preparation of the financial statements requires that we make estimates and use assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses arising during the reporting periods. Estimates and assumptions are used, for example, to calculate the allowance for loan losses, to determine the useful lives of certain assets, to determine that a certain asset or group of assets posts a loss in its recoverable value, to determine the expectation of realization of deferred tax assets, to determine the market value of certain financial instruments, to classify and calculate contingent liabilities and to determine the amount of technical provision for insurance, pension plan and capitalization. The accounting estimates made in these contexts require the preparation of estimates for issues that are highly uncertain. In each case, if we had processed other estimates or if changes in such estimates occur from one period to the other, there may be a material impact on our financial position and the results of our operations. Accordingly, actual results may differ from our estimates.

Provision for allowance for loan losses

The allowance for loan losses represents our estimate for probable losses in our portfolio of loan and lease operations at the end of each reporting period. The allowance is calculated considering the rating of loan losses in nine different risk levels (from AA to H). The rating in each risk level is a judgment that considers  economic and political conditions, trends in credit quality, past experience, specific risks of the portfolio and certain global risks, as well as CMN and BACEN regulations. CMN regulations establish that minimum allowance levels for loan operations and other loan extensions, in each risk rating, which range from 0% (for loan operations which are not overdue) to 100% (for loan operations which are over 180 days overdue). Should our estimates differ from the amounts effectively received, additional provision may be required.

Market value of financial instruments

We record some of our financial instruments at their market value. The financial instruments recorded at market value in our balance sheet are basically composed of securities classified as trading securities, available-for-sale securities and other trading instruments, including derivative financial instruments. Held-to-maturity securities are recorded at the acquisition cost amortized in our balance sheet and their corresponding market value is disclosed in the accompanying note.

Market value is defined as the amount at which a position can be sold or settled in an arm's length transaction. We estimate these amounts using market quotations, when available. If these are not available, we use a variety of sources such as quotations from brokers, pricing models, the quoted prices of similar financial instruments or discounted cash flows. Determining the market value when a market quotation is not available involves judgment. Likewise, judgment should be used to estimate prices when there is no external parameter. Other factors that may affect our estimates are the use of inaccurate estimates in our models and unexpected correlations. Although we believe that our pricing methods are adequate and consistent with the other market players, the use of different methodologies and estimates to determine the market value of certain instruments may result in different market values at the closing date, which may affect the reported revenue or loss for a certain asset or liability financial instrument.

Judgment is also required to determine if the reduction in market value below the amortized cost of available-for-sale securities or held-to-maturity securities is permanent, which would require the recognition of a provision, with its effects recognized in results for the period. We use certain factors to determine if a loss is permanent, such as the observed period of loss, the loss amount and the expected potential realization of the financial instrument.

Contingent liabilities

We are party in a series of civil, labor, tax and social security lawsuits, inherent in the normal course of our operations. We record provision for these contingencies based mainly on the following parameters: a) for lawsuits examined individually, the opinion of our internal and external legal advisors and on the probability that financial resources will be required to settle these obligations, when the settlement amounts can be estimated with sufficient certainty, and b) for lawsuits examined collectively, according to the statistical references per group of lawsuits, type of legal body (Small Claims Court or Regular Court) and claimant.

Reference Form 2009 – Itaú Unibanco Holding S.A

We classify the risks such contingencies arising from lawsuits may become effective losses for us as probable, possible or remote. We recognize provision for these contingencies when we classify the losses related to these liabilities as probable. Although we do not recognize provision for contingencies which risk we consider as possible or remote, we disclose the amounts of contingencies which risk is considered possible.

We measure our contingency amounts using models and criteria we believe can accurately estimate these amounts, despite the high level of uncertainty in the nature of the terms and amounts of these contingencies.

Although we believe that contingencies are adequately reflected in our financial statements, their outcome may result in payment obligations in amounts higher than the total provisioned for all contingencies, considering the inherent difficulties to estimate the exact amounts for these lawsuits.

10.6. With respect to the internal controls adopted to ensure the preparation of reliable financial statements, Directors should comment on:

a) the eficiency level of such controls, indicating any imperfections and measures adopted to correct them

The Management of Itaú Unibanco Holding S.A. is responsible for establishing and maintaining internal controls related to the company’s consolidated financial statements.

Internal control related to the financial statements is a process developed to provide reasonable assurance regarding the reliability of accounting information and the preparation of the financial statements disclosed in accordance with the generally accepted accounting principles. The internal controls related to the financial statements include the policies and procedures that: (i) are related to the maintenance of records that, in reasonable detail, reflect accurately and properly the transactions and write-offs of the company's assets; (ii) provide reasonable assurance that the transactions are recorded as necessary to enable the preparation of the financial statements in accordance with the generally accepted accounting principles of Brazil, and that the company's receipts and payments are only being made in accordance with the authorization of the company's management and directors; and (iii) provide reasonable assurance regarding the timely prevention or detection of the unauthorized acquisition, use or allocation of the company’s assets which could have a significant effect on our financial statements.

Due to their inherent limits, the internal controls related to the financial statements may not avoid or detect errors. Therefore, even the systems determined to be effective may only provide reasonable assurance regarding the preparation and presentation of the financial statements. Likewise, projections of any evaluation on their effectiveness for future periods may be subject to the risk that the controls may become inadequate due to changes in conditions, or deterioration may occur in the level of conformity with practices or procedures.

The management evaluated the effectiveness of the internal controls related to the company’s consolidated financial statements at December 31, 2009 in accordance with the criteria defined by Committee of the Sponsoring Organization of the Treadway Commission in Internal Control – (“COSO”) Integrated Framework. The Management’s evaluation includes the documentation, assessment and results of the testing of the design and effectiveness of the internal controls related to the financial statements. Based on this assessment, management concluded that the internal controls related to the consolidated financial statements were effective at December 31, 2009.

b) deficiencies of and recommendations for the internal controls that are present in the independent auditor’s report

In the independent auditor’s report, we did not note deficiencies or recommendations on internal controls that pose the risk of failure or material effect on the financial statements.

However, we shall report how Itaú Unibanco performs the monitoring of auditors’ notes and action plans.
It is important to emphasize the way Itaú Unibanco performs the monitoring of the auditors’ notes and action plans. The deficiencies and recommendations of (internal and external) audits are monitored on a monthly basis by the executive areas, through multidisciplinary committees with the attendance of Internal Audit and Operational Risks representatives.

Additionally, the results of monitoring are periodically reported to the Executive Committee and the Audit Committee of the institution.

Reference Form 2009 – Itaú Unibanco Holding S.A

10.7. Should the Issuer have made a public offering of securities, the Directors should comment on:

a) how the funds arising from the offering were used

Not applicable.

b) if there were relevant differences between the effective investment of funds and investment proposals disclosed in the prospectus of the said offering

Not applicable.

c) if there were differences, the reasons for such differences

Not applicable.

10.8. Directors should describe relevant items that are not evidenced in the Issuer’s financial statements, describing:

a) assets and liabilities directly or indirectly held by the Issuer that are not presented in its balance sheet (off-balance sheet items), such as:

I - Operating leases, assets and liabilities

Not applicable.

II – Written-off portfolios of receivables for which the entity bears risks and responsibilities, indicating the related liabilities

There were no portfolios of receivables for which the entity bears risks and responsibilities written off.

III - Agreements for the future purchase and sale of products or services

Not applicable.

IV - Agreements for construction in progress

Not applicable.

V - Agreements for the future receipt of financing

Not applicable.

b) other items that are not presented in the financial statements

Not applicable.

10.9. With respect to each of the items that are not presented in the financial statements indicated in item 10.8, Directors should comment on:

a) how these items change or may change revenue, expenses, operating income and expenses, financial expenses or other items of the Issuer’s financial statements

Not applicable.

b) the nature and purpose of the operation

Not applicable.

c) the nature and amount of the liabilities assumed and rights generated in favor of the Issuer as a result of the operation

Not applicable.

Reference Form 2009 – Itaú Unibanco Holding S.A

10.10. Directors should indicate and comment on the main elements of the Issuer’s business plan, describing, in particular, the following topics:

a) investments, including:
I - Quantitative and qualitative description of the investments in progress and expected investments
II - Sources of investment financing
III - Relevant divestitures in progress and expected divestitures

In 2010, Itaú Unibanco expects to open over 150 branches in concurrence with the opening of new platforms of small companies and expansion in the partnerships with Lojas Americanas and Ponto Frio.

In the second half of 2009, the process of unification of Unibanco branches with the Itaú platform began and should continue up to the end of 2010.

The source of funding is own Working Capital, represented by Shareholders' Equity of the Parent Company and by Minority Interest in Subsidiaries.

b) provided that it has already been disclosed, indicate the acquisition of plants, equipment, patents or other assets that are expected to have a material impact on the Issuer’s production capacity

Not applicable.

We are always considering options to expand our operations in the financial market. Should new opportunities arise, even at attractive prices, they will be carefully analyzed considering the risks involved, especially in view of the recent deterioration of financial markets and the perspective of the country involved.

c) new products and services, indicating:
I - Description of the research in progress that has already been disclosed
II - Total amounts spent by the Issuer in research for the development of new products and services
III - Projects in progress that have already been disclosed
IV - Total amounts spent by the Issuer in the development of new products and services

Not applicable.

10.11. Comment on other factors that have significantly affected operating performance and that were not identified or commented on in the other items of this section

All the factors that have significantly affected operating performance were commented on in the other items of this section.

Reference Form 2009 – Itaú Unibanco Holding S.A

ITEM 11. PROJECTIONS

11.1.  Projections should identify:

a) the subject matter of the projection

None.

b) the period projected and period for which the projection is valid

None.

c) the assumptions of the projection, indicating which ones may be influenced by the Issuer’s management and which are beyond its control

None.

d) the amounts of the indicators that are the subject matter of the projection

None.

11.2. Should the Issuer have disclosed, for the past three years, projections for the evolution of its indicators:

a)  state which are being replaced by new projections included in the this form and which are being repeated in the form

None.

b) regarding the projections related to periods that have already elapsed, compare the data projected with the effective performance of the indicators, clearly presenting the reason for any differences in projections

None.

c) regarding the projections related to current periods, state whether the projections are still valid on the date the form is delivered and, when applicable, explain why they were abandoned or replaced

None.

Reference Form 2009 – Itaú Unibanco Holding S.A

ITEM 12 – SHAREHOLDERS’ MEETINGS AND MANAGEMENT

12.1. Describe the Issuer’s administrative structure, as established in its Bylaws and internal rules, identifying:

a) the functions of each body and committee

a.1 Board of Directors

The Board of Directors, which is a decision-making body, is mandatory in a publicly-held company. It is incumbent upon the Board of Directors:

I. to establish the general guidelines of the Issuer;

II. to elect and remove from the office the Issuer’s Officers and establish their duties;

III. to appoint Officers to comprise the Executive Boards of the controlled companies it specifies;

IV. to supervise the management of the Executive Board of Officers of the Issuer, examine at any time, the Issuer’s books and documents, request information on contracts already entered into or to be entered into, and take any other action necessary;

V. to call Shareholders’ Meetings at least 15 (fifteen) days in advance, the number of days being counted from the publication of the first call;

VI. to issue an opinion on the management report, the Board of Officer’s accounts and the financial statements for each fiscal year to be submitted to the Shareholders’ Meeting;

VII. to determine estimates of results and budgets for investments and respective action plans;

VIII. to appoint and remove independent auditors, without prejudice  to the provisions of Article 7;

IX. to determine the distribution of interim dividends, including the distribution to profits or existing revenue accounts contained in the most recent annual or semi-annual balance sheet;

X. to determine the payment of interest on capital;

XI. to resolve on the purchase of its own shares on a non-permanent basis;

XII. to resolve the purchase and writing off put and call options supported by the shares issued by the company for the purposes of cancellation, holding in treasury or sale, within the limits set out in article 2, II of CVM Instruction No. 390, of July 8, 2003 and further amendments;

XIII. to resolve the establishment of committees to handle specific issues within the scope of the Board of Directors;

XIV. to elect and remove members to and from the Audit Committee;

XV. to approve the operation rules that the Audit Committee may establish for its own function and take notice of the Committee’s activities through its reports;

XVI. to approve direct or indirect investments and divestments in ownership interest at amounts higher than 15% (fifteen per cent) of the book value of the Issuer recorded in the last audited balance sheet; and

XVII. to determine capital increase within the limit of authorized capital.

In order promote the renewal of the members of the Board of Directors, taking into consideration the best practices of corporate governance, the Bylaws of Itaú Unibanco established in 2006, with some transition rules, the ineligibility for the Board of Directors of people of 75 years of age or over. In 2009, such the limit was reduced to 70 years of age.

The Board of Directors comprises shareholders of Itaú Unibanco and it may have from 10 (ten) to 14 (fourteen) members. In the first meeting after the Shareholders’ Meeting in which the Board is elected, its members shall choose, from among themselves, the Chairman and from one (1) to three (3) Vice-Chairmen.

Reference Form 2009 – Itaú Unibanco Holding S.A

The independence of the members of the Board aims particularly at protecting the interests of the Issuer and its minority shareholders, to stimulate the debate of ideas that are possibly different from those of the Board members appointed by the controlling stake. In this sense, the Internal Rules of the Board of Directors establishe that the independent members can meet to analyze specific matters of interest to the Issuer, reporting to the Chairman of the Board of Directors the themes addressed and possible suggestions on measures to be adopted.

An independent member of the Board of Directors is characterized as one who has neither a commercial nor other type of relationship with the company, with a company under the same control, with the controlling shareholders or with a member of a management body which may (i)  cause a conflict of interests; or (ii) be prejudicial to his/her capacity and impartiality of analysis and assessment.

In this sense, a person cannot be deemed independent when, for example, she/he: (i) holds a direct or indirect interest in the capital of the company or any other company controlled by the former or under its joint control, equal to or in excess of five per cent (5%); (ii) is included in a shareholders’ agreement or is directly or indirectly connected to the controlling stake (through a company or family relationship, that is, spouses, blood relatives or direct or collateral relatives until second-degree); (iii) is or has been in the past three years an employee or officer of the company or of a company under the same control, or whose family member is or was an officer of the company or of a company under the same control; (iv) is or was (or whose family member is or was), in the past three years, technically responsible, partner, officer, manager, supervisor or any other member, with management function of the team involved in the external audit of the company or of a company under the same control.

The independence of the members of the Board of Directors shall be attested by the Appointments and Corporate Governance Committee (see item a.3.2.), which the analysis shall not be necessarily restricted to the above-mentioned limits or relationships.

 a.2 Board of Officers

The operational and executive functions are the responsibility of the Board of Officers, which shall follow the guidelines established by the Board of Directors.

The Board of Officers is the body responsible for the management and representation of the Issuer, and it may have from 5 (five) to 20 (twenty) members, including the positions of Chief Executive Officers, Vice-Presidents and Officer, in compliance with the guidelines established by the Board of Directors for fulfillment of these positions.

The Officers shall work with mandates of one (1) year, their reelection being permitted, and they shall remain in the positions until their alternates hold office, and those who have already completed 60 (sixty) years of age in the date of the election shall not be eligible for reelection.

Two executive officers, one of whom shall necessarily be the Chief Executive Officer, Vice President or Executive Officer, shall have the power to: (i) represent the Issuer, assuming obligations or exercising rights in any act, agreement or document that implies responsibility for the Issuer, including pledging guarantees for third parties' obligations, and (ii) compromise and waive rights, being also capable of encumbering and disposing of fixed asset items and to resolve on the establishment, closing and movement of facilities.

a.3 Committees related to the Board of Directors

a.3.1 Strategy Committee

The Strategy Committee has the main duty to discuss, at the Board of Directors level, matters that are relevant and of high impact. This committee has also the following duties: (i) support the Board of Directors in the discussion with the Board of Officers of Itaú Unibanco about the strategic guidelines on business themes; (ii) issue opinions and recommendations on strategic guidelines, thus providing feedback for discussions and decisions of the Board of Directors; (iii) revise investments opportunities presented by the Board of Officers and that have a high impact on the business; and (iv) issue opinions and recommendations on investment opportunities presented, providing feedback for the discussions and decisions of the Board of Directors.

In relation to the budget guidelines of Itaú Unibanco, it is incumbent upon the Strategy Committee to (i) propose budget guidelines to the Board of Directors; (ii) hold in-depth discussions with the Board of Executive Officers so that the budget guidelines are set out; (iii) recommend to the Board of Directors, after discussion with the Board of Executive Officers, an opinion on the budget for the current year; and (iv) advise and support the Chief Executive Officer on the monitoring of the corporate budget strategy.

Reference Form 2009 – Itaú Unibanco Holding S.A

In assistance for the Strategy Committee, the sub-Committee on Economic Scenarios, composed of executives of the Issuer with high levels of expertise in the subject, shall provide macroeconomic data to the Strategy Committee, in order to support their thoughts about devising the strategy, investment and budgets. The members of the Strategy Committee are elected annually by the Board of Directors, and they may be members of such Board, the Board of Officers of the Issuer and of its controlled companies or professionals with proven knowledge of the area.

a.3.2 Appointments and Corporate Governance Committee

The Appointments and Corporate Governance Committee has as its main function the monitoring of the Issuer’s governance, especially regarding matters related to the Board of Directors.

In this sense, it is incumbent upon the Appointments and Corporate Governance to: (i) identify, analyze and propose candidates for the Board to submit recommendations to the Shareholders’ Meeting, determining if the candidate shall be, if elected, an independent member; (ii) periodically review the criteria for choosing the independent members, according to the governance principles and the applicable regulation, recommending to the Board any changes that may be necessary and reassessing the condition of each Member according to new independence criteria that may be established; (iii) evaluate the operation of the Board of Directors; (iv) discuss and make recommendations on the succession of the Chairman of the Board of Directors and members; (v) discuss and make recommendations on guidelines and processes for selecting and appointing the Chief Executive Officer; (vi) discuss and make recommendations on the succession of the Chief Executive Officer; and (vii) assist in the identification of members qualified to fill in vacancies in committees subordinated to the Board of Directors, including the Appointments and Corporate Governance Committee, specifically providing an opinion on independence and financial expertise to the Audit Committee. The Appointments and Corporate Governance Committee shall also, whenever it deems convenient, propose changes to the composition of the Board of Directors and its subordinated committees, as well as propose changes to the structure of its subordinated committees, including the creation and/or disbanding of committees.

The Appointments and Governance Committee is also responsible for the process for assessing the performance of the Board of Directors, and it shall (i) recommend processes for assessment by the Board of the Directors, the members and Chairman of the Board, Committees and Chief Executive Officer; and (ii) provide methodological and procedural support for the assessment of the Board of Directors, the members and Chairman of the Board, Committees and Chief Executive Officer. It is also incumbent upon Committee to propose the division, among the members of the Board of Directors, of the aggregate fixed compensation established by the Annual Shareholders’ Meeting.

Finally, the Appointments and Corporate Governance Committee shall also, based on criteria previously established by the Board of Directors, analyze and express their views about situations of potential conflict of interests between Board of Directors’ members and the Itaú Unibanco Conglomerate companies, particularly (i) situations arising from external activities of Board members, such as the participation of members in the Board of Directors or Board of Executive Officers in statutory bodies of companies other than those of the Itaú Unibanco Conglomerate; and (ii) transactions between the Board of Directors members and Itaú Unibanco Conglomerate companies.

The Board of Directors shall annually appoint the members that will comprise the Appointments and Corporate Governance Committee. Despite this fact, the Committee may also invite the executives of the Issuer and experts on human resources and corporate governance areas to comprise the Committee.

a.3.3 Personnel Committee

The Personnel Committee has the duty to propose the compensation models of the Issuer, guiding and inspiring the behavior in the organization; to propose the compensation package for the Chief Executive Officer to be approved by the Board of Directors; to evaluate and approve compensation packages, proposed by the Chief Executive Officer, Executive Vice-Presidents and Executive Directors of the Issuer and Itaú Unibanco S.A., including fixed and variable fees, benefits and long-term incentives; to approve the granting of stock options of the Issuer, the Committee being responsible for institutional decisions within the scope of stock option plans sponsored by the Issuer; and to ensure that the Board of Directors be informed on any material information related to compensation at all salary levels of the companies which are part of Itaú Unibanco Conglomerate.

In addition, it is incumbent upon the Personnel Committee to (i) propose guidelines for policies on recruiting, evaluating and career planning of the Itaú Unibanco Conglomerate companies, guaranteeing the development of successors for all key positions; (ii) discuss, monitor and advise the Board of Officers on the career of the key talents of the Itaú Unibanco Conglomerate (from 100 to 150 people), who shall not be necessarily chosen based on hierarchical level, thus analyzing the effectiveness of the established policies;

Reference Form 2009 – Itaú Unibanco Holding S.A

(iii) monitor the performance of the key executives of Itaú Unibanco Conglomerate, assessing results as compared to the goals that were set; (iv) monitor the result of the trainee program (recruiting performed over the year, development of trainees of prior years and general assessment of the program); (v) be informed about the assessment system used by the Board of Officers to assess employees of the Itaú Unibanco Conglomerate, analyzing its adherence to the provided guidelines; and (vi) give support to set out mentoring guidelines.

Finally, this committee has the duty of giving advice on the skills and profile of professionals necessary for the Itaú Unibanco Conglomerate to achieve its medium-term aspirations, in line with the ethical and moral principles; revise the profiles of the main executives to be hired, recommending their employment to the Chief Executive Officer, and in the event such employment refers to a position of Director, to the Board of Directors; recommend general recruiting policies; be informed about what companies of the same sector require in the profiles of their key executives; advise on the employment of consultants and experts to assist in the employment process; monitor the number of people per business unit in comparison with the targets which were set; discuss the culture, adequacy of profiling and training needs; be informed about the policy on courses and processes for development used by the Board of Officers to qualify the talents of the organization; and provide support for the establishment of continued education programs.

The Board of Directors shall annually appoint the members that will comprise the Personnel Committee. Despite this fact, Committee may also invite the executives of the Issuer and experts on human resource and corporate governance areas to comprise the Committee.

a.3.4 Capital and Risk Management Committee

In order to comply with the CMN resolutions and strengthen the internal controls structure, in 2008 the creation of the Capital and Risk Management Committee was approved, composed of people annually elected by the Board of Directors from among the members of this Board, of the Board of Officers of the Issuer and controlled companies, and from among professionals with proven knowledge of the capital and risk management area.

It is incumbent upon the Capital and Risk Management Committee to (i) revise policies and assist in the formulation of the general philosophy of the Itaú Unibanco Conglomerate to face risk; (ii) propose and discuss procedures and systems to measure and manage risk; (iii) recommend risk limits and control level (at high level); (iv) be informed about the best practices in relation to significant financial risk exposure; (v) be informed by the Board of Officers on themes relevant to risk exposure; (vi) receive and analyze reports from the Board of Officers as to the Issuer’s risk monitoring, control and limits; (vii) monitor the performance of the Itaú Unibanco Conglomerate in view of the risk exposure, including the risk monitoring of big accounts; (viii) discuss and revise exposure limits for credit, market and operational risk; (ix) discuss the fiduciary and asset management activities and policies; (x) revise the liquidity and financing positions of the Itaú Unibanco Conglomerate companies; (xi) discuss and monitor the capital allocation and structure (economic, regulatory and rating); (xii) recommend capital allocation limits taking into consideration the risk return and ensuring adherence to regulatory requirements; and (xiii) revise the capital performance and allocation based on risk levels.

The Board of Directors shall annually appoint the members that will comprise the Capital and Risk Management Committee. Despite of this, Committee may also invite the executives of the Issuer and capital and risk management experts to comprise the Committee.

a.3.5 Audit Committee

The Audit Committee, a statutory body established by the Shareholders’ Meeting in April 2004, is the only one among the institutions authorized to operate by the Central Bank of Brazil and the companies under the supervision of the Superintendency of Private Insurance SUSEP that is part of the Itaú Unibanco Conglomerate and reports to the Board of Directors. The Audit Committee fully complies with the provisions of CMN Resolution No. 3198/2004, CNSP Resolution No. 118/2004, the Sarbanes-Oxley Act and the NYSE rules, and in relation to the last two, it meets all provisions applicable to foreign private issuers.

According to its Internal Rules, approved by the Board of Directors, it is incumbent upon the Audit Committee to oversee the following: (i) internal control and risk management processes; (ii) internal audit activities; and (iii) the activities of independent audit firms in the Itaú Unibanco Conglomerate.

The Committee is also responsible for looking after (i) the quality and integrity of financial statements; (ii) compliance with legal requirements and regulation; (iii) the activities, independence and quality of the work of independent audit firms; (iv) the activities, independence and quality of the work of Internal Audit; and (v) the quality and effectiveness of internal controls and risk management systems.

Reference Form 2009 – Itaú Unibanco Holding S.A

The Audit Committee is composed of 3 (three) to 7 (seven) members, annually elected by the Board of Directors from among its members and professionals of confirmed and proven knowledge of the accounting and audit area, taking into consideration that (i) the president, who shall be appointed by the Board of Directors, must be a member of the Board of Directors; and (ii) at least one of the members of this Committee shall be designated Financial Expert. The election of the members of Audit Committee usually takes place in the meeting of the Board of Directors in which the Board of Officer members of Itaú Unibanco are elected. In the election, the independence criteria established in the Internal Charter of the Audit Committee and applicable regulations are taken into consideration.

In addition, the Committee shall, separately or together with the respective independent audit firms of the Itaú Unibanco Conglomerate, formally communicate to the Central Bank of Brazil and the Superintendency of Private Insurance about possible evidences of: (i) non-compliance with legal rules and regulations, which poses risks to the continuity of the Itaú Unibanco Conglomerate companies; (ii) fraud of any amount committed by the management of any of the Itaú Unibanco Conglomerate; (iii) serious fraud carried out by employees of any of the Itaú Unibanco Conglomerate companies or third parties; and (iv) errors that result in material inaccuracies in the financial statements of any of the Itaú Unibanco Conglomerate companies.

The Audit Committee is responsible for preparing, in the six-month periods ended June 30 and December 31, the "Audit Committee Report", which provides the information required by the regulation in effect. The Audit Committee Report of December 31, in addition to the mandatory information, also focused on aspects related to the following: (i) formal assessment of the works carried out by the internal and external auditors over the year; (ii) the Audit Committee’s self assessment; and (iii) the training of the Audit Committee’s members.

Together with the financial statements for six-month periods and full years of the Itaú Unibanco Conglomerate, a summary of the Audit Committee Report is released containing its most significant information. Finally, the Audit Committee Report is made available to the Central Bank of Brazil, the SUSEP Superintendency of Private Insurance and the Board of Directors for at least five (5) years from its issue.

a.4. Fiscal Council

The Fiscal Council is a body independent from management, composed of 3 (three) to 5 (five) members elected at the Shareholders’ Meeting to supervise the activities of management and independent auditors. Its composition, operation, functions and responsibilities are set out in its Internal Rules. Its responsibilities include expressing a technical opinion on quarterly and annual reports, submitted for the approval of shareholders (which shall be made available to shareholders up to one month prior to the date set for holding the Annual Shareholders' Meeting). The owners of preferred shares are entitled to elect an effective member and respective deputy member to this Council.. An equal right is given to shareholders of minority interest that represent, in the aggregate, 10% (ten percent) or more of voting shares.

According to the Bylaws of Itaú Unibanco, the Fiscal Council operates on a non-permanent basis, and its establishment, pursuant to the Brazilian Corporate Law, depends on resolution in the Shareholders’ Meeting. The Fiscal Council has been operating without interruption since 2000. The members appointed by the controlling shareholders of Itaú Unibanco are independent professionals, with wide experience in financial markets.

b) the date of the establishment of the Fiscal Council, if not permanent, and of the creation of committees

- Fiscal Council: 4/24/2009 (the Fiscal Council has been established annually, without interruption, since 4/24/2000);

- Audit Committee: 4/28/2004;

- Strategy Committee: 6/24/2009;

- Capital and Risk Management Committee: 6/24/2009;

- Appointments and Corporate Governance Committee: 6/24/2009;

- Personnel Committee: 6/24/2009.

c) mechanisms for assessing the performance of each body or committee

As mentioned in item a.3.2, the Appointments and Governance Committee is responsible for the process for assessing the performance of the Board of Directors, the members and Chairman of the Board, Committees, and Chief Executive Officer, and it should recommend assessment processes and provide methodological and procedural support for the assessment. The Board of Directors and its supporting Committees are annually assessed by its members based on the methodological and procedural support of the Appointments and Corporate Governance Committee. There is a collective discussion of results, facilitated by the chairman of the board, aiming at identifying actions required to improve the performance.

Reference Form 2009 – Itaú Unibanco Holding S.A

Such assessment mechanisms are based on criteria such as (i) value added (which components are  strategy, performance, compliance, people and culture, external relationship management, among others), (ii) operation (including frequency, dynamism, agenda, communication channels, performance and independence) and (iii) composition. In addition, individually and with the purpose of stimulating self-criticism as a development tool, self-assessments are conducted and discussed by each one of the respective bodies.

It should also say that our committees, given its feature support to the Board, have their efficiency and convenience by this constantly evaluated, and the only exception of the Audit Committee, are composed by members of our management, which has a comprehensive and effective review mechanism.

With respect to the Board, in particular, and in addition to criteria mentioned above, it is noteworthy that such a body is evaluated based on performance indicators such as financial processes, customer satisfaction and people under management, targets crossed with other areas of Issuer, among others. As mentioned in Section 13, the Issuer focuses on variable remuneration to the Directors, in order to align risk management in the short, medium and long term and pay them according to the performance of the Issuer. See Section 13 for detailed information about the remuneration of Board members.

d) with respect to the members of the Executive Board, their individual duties and powers

The Chief Executive Officer is responsible for chairing the Shareholders’ Meetings, calling and chairing the meetings of the Board of Officers, overseeing its activities, structuring the services of the Issuer and setting internal and operational rules.

Executive Vice-Presidents and Executive Officers are responsible for the administration of banking operations.

Officers are responsible for managing the areas or specific portfolios of the Issuer to which they are appointed by the Board of Officers.
As mentioned in item a.2, two Officers, one of them being necessarily the Chief Executive Officer, Vice-President or Executive Officer, will have powers to represent the Issuer.

The composition of our Board of Officer, and the individual duties of each Officer are as follows:.

Chief Executive Officer

Roberto Egydio Setubal is our Chief Executive Officer and responsible for overseeing the activities of the Executive Board.

Vice-Presidents

Alfredo Egydio Setubal is in charge of wealth management and private banking services. In addition, he is our Investor Relations Officer, his main responsibility being the communication with the market and increasing the transparency of financial and strategic information.

Candido Botelho Bracher is in charge of the corporate treasury area, as well as of the wholesale and investment banking areas. Such activities are performed in our conglomerate by the IBBA – a bank that has Mr. Bracher as its Executive President. Before the Central Bank of Brazil, Mr. Bracher is responsible for the portfolios of lease, commercial, loan, financing and investment, real estate loan and investment (pursuant to CMN Resolution No. 2,212), regarding the following: subjects related to the Brazilian Payment and Settlement System (Sistema de Pagamentos Brasileiro – “SPB”) (pursuant to BACEN Circular No. 3,281), foreign exchange (CMN Resolution No. 3,568) and swap (CMN Resolution No. 3,505) operations, as well as deposit accounts (CMN Resolution No. 2,078), resale agreements (CMN Resolution No. 3,339), loan and swap operations (CMN Resolution No. 3,197), and client registration (CMN Resolution No. 3,347).

Executive Officers

Claudia Politanski is in charge of the legal affairs and legal compliance divisions, and is also the Legal Affairs Officer.

Reference Form 2009 – Itaú Unibanco Holding S.A

Marcos de Barros Lisboa is in charge of the operational risk and efficiency area. Before the Central Bank of Brazil, Mr. Lisboa is our professional responsible for the Denunciation, Complaint and Information Request Registration System (“RDR”), under the terms of BACEN Circular No. 3,289, and for operational risk management, according to CMN Resolution No. 3,380. In addition, he is the Officer responsible for keeping the registry of financial operations and services, under the terms of BACEN Circular No. 3,461.

Ricardo Baldin is in charge of the internal audit division.

Sérgio Ribeiro da Costa Werlang is in charge of the risk and financial controls area (including the controllership division). Before the Central Bank of Brazil, Mr. Werlang is our professional responsible for the management of credit risk, under CMN Resolution No. 3,721, and market risk, under the CMN Resolution No. 3,464.

Caio Ibrahim David was elected on May 3, 2010 to lead the controllership division, and he shall take office after the approval of the Central Bank of Brazil is given.

Officers

Jackson Ricardo Gomes is in charge of the operational division, of credit risk and insurance. Before the Central Bank of Brazil, Mr. Gomes is our professional responsible for risk management, under CMN Resolution No. 3,490.

José Eduardo Lima de Paula Araujo is in charge of the legal compliance division.

Luiz Felipe Pinheiro de Andrade is in charge of the market and liquidity risk division. Before the Central Bank of Brazil, Mr. Andrade is our professional responsible for liquidity risk, under CMN Resolution No. 2,804.

Marco Antonio Antunes is in charge of the accounting division. Before the Central Bank of Brazil, Mr. Antunes is responsible for updating the data in the system on entities related to the Central Bank (Unicad) and for the preparation and timely reporting of information related to the determination of regulatory limits and minimum standards established in BACEN Circular No. 3,398, as well as for the reporting of information on credit operations to the Credit Information System (“SCR”), under the terms of BACEN Circular No. 3,445, and for the accounting area for the purposes of CMN Resolution No. 3,198.

Wagner Roberto Pugliese is in charge of the audit division related to the wholesale, foreign unit and corporate areas.

e) mechanisms for evaluating the performance of the members of the Board of Directors, committees and Board of Officers

See item “c” above and section 13 below.

It should be noted that the Officers are also subject to thorough and broad assessment, in which the following performance indicators are considered: financial, judicial, client satisfaction, and people management and cross goals with other areas of the Issuer.

12.2. Describe the rules, policies and practices related to shareholders’ meetings, indicating:

a) call notice terms

According to the Article 124, item II of the Brazilian Corporate Law, the term for the first call is 15 days before the date of the meeting and eight days for the second call.

b) jurisdictions

According to the Issuer’s Bylaws, it is incumbent upon the Shareholders’ Meeting to:

I - approve resolutions on the financial statements and the distribution and allocation of profits;
II - approve resolutions on the management report and the Board of Officers’ accounts;
III - establish the aggregate and annual compensation of the members of the Board of Directors and the Board of Officers, specifying the amount applicable to each one of these bodies;
IV - appoint, elect and remove members of the Board of Directors;

Reference Form 2009 – Itaú Unibanco Holding S.A

V - approve changes in capital stock, with the exception of cases that are incumbent upon the Board of Directors, of mergers, acquisitions, spin-offs or any other forms of corporate restructuring involving the Issuer;
VI - approve resolutions on retained profits or the setting up of reserves; and
VII - approve resolutions on the stock option plans of the Issuer and its controlled companies.

In addition, the shareholders’ meeting is incumbent to perform the duties established in the Brazilian Corporate Law, such as amending the Bylaws.

c) addresses (street or electronic) where the documents related to the Shareholders’ Meeting will be available to shareholders for analysis

The documents to be analyzed at Shareholders’ Meetings are available in the Issuer’s headquarters, located at Praça Alfredo de Souza Aranha No. 100, Torre Itaúsa, São Paulo, SP, as well as on its investor relations website (www.itau-unibanco.com.br/ri). Shareholders may also request a copy of such documents through the following e-mail: relacoes.investidores@itau-unibanco.com.br; or consult such documents on the websites of the Brazilian Securities and Exchange Commission (www.cvm.gov.br) and BM&FBOVESPA (www.bovespa.com.br).

d) identification and management of conflicts of interest

According to the provisions of the internal rules of the Board of Directors, conflicts of interest shall be identified by the members themselves, who shall inform the Board about them as soon as the subject is included in the agenda or proposed by the Chairman of the Board. In addition, according to paragraphs 1, 2 and 4 of Article 115 of the Brazilian Corporate Law, shareholders cannot vote in meetings that resolve about an appraisal report of assets that contributed to the capital, approve their accounts as management members or any other resolution that may benefit them, under penalty of (i) the resolution being cancelled; (ii) taking responsibility for inflicted damages; and (iii) being required to transfer to the Issuer the advantages obtained.

e) requests for  proxies by management for the exercise of voting rights

There were no requests of proxies by management for the exercise of voting rights in the last three years.

f) formalities necessary for accepting proxy instruments granted by shareholders, indicating whether the Issuer accepts proxies granted by shareholders by electronic means

The shareholders can be represented at Shareholders’ Meetings by a proxy, under the provisions of Article 126 of the Brazilian Corporate Law.

In order to facilitate the works, the Issuer suggests that the shareholders represented by proxy send by mail or messenger to the Centro Empresarial Itaúsa, Superintendency of Corporate Affairs, Praça Alfredo Egydio de Souza Aranha, 100, Parque Jabaquara, City of São Paulo, State of São Paulo, Brazil, CEP 04344-902 or by fax (011) 5019-8103, or the e-mail relacoes.investidores@itau-unibanco.com.br, at least 48 hours before the meeting, a copy of the following documents:

a) Companies – bylaws of the company it represents, evidence on election of management members and corresponding notarized proxy.

b) Individuals – the corresponding proxy with notarized signature.
At the Shareholders’ Meeting, the shareholder or proxy is required to show an identification document, as the case may be.

The Issuer still does not have a system for accepting proxy by electronic means.

g) maintenance of forums and pages on the World Web Internet designed for receiving and sharing the comments of shareholders on the meetings’ agendas

The Issuer does not maintain forums or pages on the World Web Internet designed for receiving and sharing the comments of shareholders on the meetings’ agendas.

h) live broadcast of meetings via video or audio

The Issuer does not have a system for live broadcasting and/or audio broadcasting of shareholders’ meetings.

Reference Form 2009 – Itaú Unibanco Holding S.A

i) mechanisms designed to allow for the inclusion of proposals made by shareholders in the agenda

The Issuer holds public meetings so that investors, analysts and shareholders can interact with the top management and discuss strategies for making investment decisions. In these meetings shareholders have the opportunity of manifesting their opinions, and to criticize and make suggestions to the management, including themes that they would like to be discussed at Shareholders’ Meetings.

Shareholders can also contact the Issuer to formulate proposals to the management through the following e-mail: relacoes.investidores@itau-unibanco.com.br.

12.3. In a table, please give the dates and newspapers of the publication of:

Dates of Publication
	Year Ended 2007	Year Ended 2008	Year Ended 2009	Newspaper
Communication to shareholders that the financial statements are available	-o-	-o-	-o-	-o-
	04/08/2008	04/09/2009	4/9/2010	Official Gazette of the State of São Paulo / Valor Econômico newspaper
Call notice for the annual Shareholders’ Meeting that approved the financial statements	04/09/2008	04/13/2009	4/12/2010	Official Gazette of the State of São Paulo / Valor Econômico newspaper
	04/10/2008	04/14/2009	4/13/2010	Official Gazette of the State of São Paulo / Valor Econômico newspaper
Minutes of the annual that approved the financial statements	06/07/2008	09/01/2009		Official Gazette of the State of São Paulo / Valor Econômico newspaper
Financial statements	03/14/2008	03/24/2009	3/12/2010	Official Gazette of the State of São Paulo / Valor Econômico newspaper

12.4. Describe the rules, policies and practices related to the board of directors, indicating:

a) frequency of meetings

The Board of Directors will meet ordinarily 8 (eight) times annually and, extraordinarily, whenever corporate interests so demand. In 2009, the Board of Directors met 10 (ten)  times.

b) if applicable, the provisions in the shareholders’ agreement that place restrictions or conditions on the exercise of the voting rights of Directors

The shareholders’ agreement of IUPAR - Itaú Unibanco Participações S.A. and Itaú Unibanco Holding S.A. (“IUPAR shareholders’ sgreement”) provisions states that the members appointed as established therein shall always vote jointly on certain matters.

c) rules for identifying and managing conflicts of interest

According to the Internal Rules of the Board of Directors, its members shall not participate in resolutions on matters in which their interests conflict with those of the company. Each member shall inform to the Board of its conflict of interest as soon as the conflicting matter it is included in the agenda or proposed by the Chairman of the Board and, in any case, before the start of any discussion about each theme. In the first meeting following her/his election, the elected member shall inform the Board members of the following: (i) main activities carried out outside the company, (ii) participation in the Boards of other companies; and (iii) business relationship with companies of the Itaú Unibanco Group, including the provision of services to these companies. This information shall be provided annually and whenever a new event that requires the update of such information occurs. The Board members can only participate in up to 4 (four) Boards of Directors of companies that are not owned by only one economic group. In relation to this limit, the exercise of this duty in philanthropic entities, clubs or associations will not be taken into consideration. Such a limit can be crossed upon approval of the Appointments and Corporate Governance Committee. If the Board member or company controlled or managed by her/him makes a transaction with companies of the Itaú Unibanco Group, the following rules shall be followed: (i) the transaction shall be made under market conditions; (ii) if it does not involve a usual transaction or service provision, there shall be reports issued by first-rate companies confirming that the transaction was made under market conditions; (iii) the transaction shall be announced informed to the Appointments and Corporate Governance Committee; and (d) the transaction shall be conducted through the channels that are usually incumbent on the hierarchy of the Itaú Unibanco Group.

Reference Form 2009 – Itaú Unibanco Holding S.A

12.5. If applicable, please describe the commitment clause contained in the Bylaws for settling conflicts between shareholders and between shareholders and the Issuer by means of arbitration

None.

12.6 With respect to each member of the Issuer’s Board of Directors and fiscal council members, please provide below the following information:

MEMBERS OF THE BOARD OF DIRECTORS

Name	Pedro Moreira Salles
Age	50
Profession	Banker
Individual Taxpayer’s Registry (CPF) number or passport number	551.222.567-72
Elected position held	Chairman of the Board of Directors
Date of election	4/26/2010
Date of investiture	6/1/2010
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Strategy Committee Member of the Appointments and Corporate Governance Committee Member of the Personnel Committee
Elected by the parent company	Yes

Name	Alfredo Egydio Arruda Villela Filho
Age	40
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	066.530.838-88
Elected position held	Vice-Chairman of the Board of Directors
Date of election	4/26/2010
Date of investiture	6/1/2010
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Disclosure and Trading Committee Member of the Strategy Committee Member of the Appointments and Corporate Governance Committee
Elected by the parent company	Yes

Reference Form 2009 – Itaú Unibanco Holding S.A

Name	Roberto Egydio Setubal
Age	55
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	007.738.228-52
Elected position held	Vice-Chairman of the Board of Directors Chief Executive Officer
Date of election	4/26/2010
Date of investiture	6/1/2010
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Capital and Risk Management Committee Member of the Personnel Committee Member of the Strategy Committee
Elected by the parent company	Yes

Name	Alcides Lopes Tápias
Age	67
Profession	Lawyer
Individual Taxpayer’s Registry (CPF) number or passport number	024.054.828-00
Elected position held	Member of the Board of Directors
Date of election	4/26/2010
Date of investiture	6/1/2010
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Disclosure and Trading Committee Member of the Audit Committee
Elected by the parent company	Yes

Name	Alfredo Egydio Setubal
Age	51
Profession	Business administrator
Individual Taxpayer’s Registry (CPF) number or passport number	014.414.218-07
Elected position held	Member of the Board of Directors Executive Vice-President
Date of election	4/26/2010
Date of investiture	6/1/2010
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Appointments and Corporate Governance Committee Member of the Disclosure and Trading Committee
Elected by the parent company	Yes

Name	Candido Botelho Bracher
Age	51
Profession	Business administrator
Individual Taxpayer’s Registry (CPF) number or passport number	039.690.188-38
Elected position held	Member of the Board of Directors Executive Vice-President
Date of election	4/26/2010
Date of investiture	6/1/2010
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Personnel Committee Member of the Capital and Risk Management Committee
Elected by the parent company	Yes

Name	Fernando Roberto Moreira Salles
Age	63
Profession	Industrialist
Individual Taxpayer’s Registry (CPF) number or passport number	002.938.068-53
Elected position held	Member of the Board of Directors
Date of election	4/26/2010
Date of investiture	6/1/2010
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Appointments and Corporate Governance Committee
Elected by the parent company	Yes

Reference Form 2009 – Itaú Unibanco Holding S.A

Name	Francisco Eduardo de Almeida Pinto
Age	51
Profession	Economist
Individual Taxpayer’s Registry (CPF) number or passport number	664.226.777-87
Elected position held	Member of the Board of Directors
Date of election	4/26/2010
Date of investiture	6/1/2010
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Capital and Risk Management Member of the Personnel Committee
Elected by the parent company	Yes

Name	Gustavo Jorge Laboissière Loyola
Age	57
Profession	PhD in Economy
Individual Taxpayer’s Registry (CPF) number or passport number	101.942.071-53
Elected position held	Member of the Board of Directors
Date of election	4/26/2010
Date of investiture	6/1/2010
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Capital and Risk Management Committee Member of the Board
Elected by the parent company	Yes

Name	Henri Penchas
Age	64
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	061.738.378-20
Elected position held	Member of the Board of Directors
Date of election	4/26/2010
Date of investiture	6/1/2010
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Strategy Committee Member of the Appointments and Corporate Governance Committee
Elected by the parent company	Yes

Name	Israel Vainboim
Age	65
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	090.997.197-87
Elected position held	Member of the Board of Directors
Date of election	4/26/2010
Date of investiture	6/1/2010
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Strategy Committee and Member of the Appointments and Corporate Governance Committee
Elected by the parent company	Yes

Name	Pedro Luiz Bodin de Moraes
Age	53
Profession	Economist
Individual Taxpayer’s Registry (CPF) number or passport number	548.346.867-87
Elected position held	Member of the Board of Directors
Date of election	4/26/2010
Date of investiture	6/1/2010
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Capital and Risk Management Committee
Elected by the parent company	Yes

Reference Form 2009 – Itaú Unibanco Holding S.A

Name	Ricardo Villela Marino
Age	36
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	252.398.288-90
Elected position held	Member of the Board of Directors
Date of election	4/26/2010
Date of investiture	6/1/2010
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Personnel Committee Member of the Board
Elected by the parent company	Yes

Name	Caio Ibrahim David
Age	42
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	101.398.578-85
Elected position held	Executive Director
Date of election	05/03/2010
Date of investiture	06/08/2010
Length of mandate	Annual
Other positions held or functions performed at the issuer	N/A
Elected by the parent company	N/A

Name	Claudia Politanski
Age	39
Profession	Lawyer
Individual Taxpayer’s Registry (CPF) number or passport number	132.874.158-32
Elected position held	Executive Director
Date of election	05/03/2010
Date of investiture	06/08/2010
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Disclosure and Trading Committee
Elected by the parent company	-o-

Name	Marcos de Barros Lisboa
Age	45
Profession	Economist
Individual Taxpayer’s Registry (CPF) number or passport number	806.030.257-49
Elected position held	Executive Director
Date of election	05/03/2010
Date of investiture	06/08/2010
Length of mandate	Annual
Other positions held or functions performed at the issuer	-o-
Elected by the parent company	-o-

Name	Ricardo Baldin
Age	55
Profession	Bachelor’s degree in Accounting Science
Individual Taxpayer’s Registry (CPF) number or passport number	163.678.040-72
Elected position held	Executive Director
Date of election	05/03/2010
Date of investiture	06/08/2010
Length of mandate	Annual
Other positions held or functions performed at the issuer	-o-
Elected by the parent company	-o-

Reference Form 2009 – Itaú Unibanco Holding S.A

Name	Sérgio Ribeiro da Costa Werlang
Age	50
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	506.666.577-34
Elected position held	Executive Director
Date of election	05/03/2010
Date of investiture	06/08/2010
Length of mandate	Annual
Other positions held or functions performed at the issuer	-o-
Elected by the parent company	-o-

Name	Jackson Ricardo Gomes
Age	52
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	019.723.148-90
Elected position held	Director
Date of election	05/03/2010
Date of investiture	06/08/2010
Length of mandate	Annual
Other positions held or functions performed at the issuer	-o-
Elected by the parent company	-o-

Name	José Eduardo Lima de Paula Araujo
Age	39
Profession	Lawyer
Individual Taxpayer’s Registry (CPF) number or passport number	147.989.458-38
Elected position held	Director
Date of election	05/03/2010
Date of investiture	06/08/2010
Length of mandate	Annual
Other positions held or functions performed at the issuer	-o-
Elected by the parent company	-o-

Name	Luiz Felipe Pinheiro de Andrade
Age	46
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	549.930.836-53
Elected position held	Director
Date of election	05/03/2010
Date of investiture	06/08/2010
Length of mandate	Annual
Other positions held or functions performed at the issuer	-o-
Elected by the parent company	-o-

Name	Marco Antonio Antunes
Age	50
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	002.975.098-96
Elected position held	Director
Date of election	05/03/2010
Date of investiture	06/08/2010
Length of mandate	Annual
Other positions held or functions performed at the issuer	-o-
Elected by the parent company	-o-

Reference Form 2009 – Itaú Unibanco Holding S.A

Name	Wagner Roberto Pugliese
Age	51
Profession	Accountant
Individual Taxpayer’s Registry (CPF) number or passport number	006.233.488-37
Elected position held	Director
Date of election	05/03/2010
Date of investiture	06/08/2010
Length of mandate	Annual
Other positions held or functions performed at the issuer	-o-
Elected by the parent company	-o-

Name	Iran Siqueira Lima
Age	65
Profession	Economist
Individual Taxpayer’s Registry (CPF) number or passport number	035.001.957-68
Elected position held	Effective Member of the Fiscal Council
Date of election	4/26/2010
Date of investiture	6/01/2010
Length of mandate	Annual
Other positions held or functions performed at the issuer	-o-
Elected by the parent company	Yes

Name	Alberto Sozin Furuguem
Age	67
Profession	Economist
Individual Taxpayer’s Registry (CPF) number or passport number	046.876.477-15
Elected position held	Effective Member of the Fiscal Council
Date of election	4/26/2010
Date of investiture	6/01/2010
Length of mandate	Annual
Other positions held or functions performed at the issuer	-o-
Elected by the parent company	Yes

Name	Artemio Bertholini
Age	62
Profession	Accountant
Individual Taxpayer’s Registry (CPF) number or passport number	095.365.318-67
Elected position held	Deputy Member of the Fiscal Council
Date of election	4/26/2010
Date of investiture	6/01/2010
Length of mandate	Annual
Other positions held or functions performed at the issuer	-o-
Elected by the parent company	No

Mr. Osvaldo Roberto Nieto, elected by the preferred shareholders at the Annual Shareholders’ Meeting of April 26, 2010 to hold the position of deputy member of the Fiscal Council, by appointment of the shareholder PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil, did not take office, reason why his details are not included in item 12.6 of the Reference Form.

Name	José Marcos Konder Comparato
Age	77
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	005.902.588-34
Elected position held	Deputy Member of the Fiscal Council
Date of election	4/26/2010
Date of investiture	6/01/2010
Length of mandate	Annual
Other positions held or functions performed at the issuer	-o-
Elected by the parent company	Yes

Reference Form 2009 – Itaú Unibanco Holding S.A

Name	João Costa
Age	59
Profession	Economist
Individual Taxpayer’s Registry (CPF) number or passport number	476.511.728-68
Elected position held	Alternate Member of the Fiscal Council
Date of election	4/26/2010
Date of investiture	6/01/2010
Length of mandate	Annual
Other positions held or functions performed at the issuer	-o-
Elected by the parent company	Yes

12.7. Supply the information mentioned in item 12.6 with respect to the members of the statutory committees, as well as of the Audit, Risk, Financial and Compensation Committees, even if these committees or structures are not statutory

AUDIT COMMITTEE

Name	Gustavo Jorge Laboissière Loyola
Age	57
Profession	PhD in Economy
Individual Taxpayer’s Registry (CPF) number or passport number	101.942.071-53
Elected position held	President of the Audit Committee
Date of election	05/03/2010
Date of investiture	06/08/2010
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Capital and Risk Management Committee Member of the Board of Directors
Elected by the parent company	-o-

Name	Alcides Lopes Tápias
Age	67
Profession	Lawyer
Individual Taxpayer’s Registry (CPF) number or passport number	024.054.828-00
Elected position held	Member of the Audit Committee
Date of election	05/03/2010
Date of investiture	06/08/2010
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Disclosure and Trading Committee Member of the Board of Directors
Elected by the parent company	-o-

Name	Eduardo Augusto de Almeida Guimarães
Age	64
Profession	Economist
Individual Taxpayer’s Registry (CPF) number or passport number	091.663.357.87
Elected position held	Member of the Audit Committee
Date of election	05/03/2010
Date of investiture	06/08/2010
Length of mandate	Annual
Other positions held or functions performed at the issuer	-o-
Elected by the parent company	-o-

Reference Form 2009 – Itaú Unibanco Holding S.A

Name	Guy Almeida Andrade
Age	55
Profession	Business administrator
Individual Taxpayer’s Registry (CPF) number or passport number	771.729.228-91
Elected position held	Member of the Audit Committee
Date of election	05/03/2010
Date of investiture	06/08/2010
Length of mandate	Annual
Other positions held or functions performed at the issuer	-o-
Elected by the parent company	-o-

Name	Alkimar Ribeiro Moura
Age	68
Profession	Economist
Individual Taxpayer’s Registry (CPF) number or passport number	031.077.288-53
Elected position held	Member of the Audit Committee
Date of election	05/03/2010
Date of investiture	06/08/2010
Length of mandate	Annual
Other positions held or functions performed at the issuer	-o-
Elected by the parent company	-o-

CAPITAL AND RISK MANAGEMENT COMMITTEE

Name	Roberto Egydio Setubal
Age	55
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	007.738.228-52
Elected position held	Member of the Capital and Risk Management Committee
Date of election	05/03/2010
Date of investiture	05/03/2010
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Personnel Committee Member of the Strategy Committee Vice-Chairman of the Board of Directors Chief Executive Officer
Elected by the parent company	-o-

Name	Candido Botelho Bracher
Age	51
Profession	Business administrator
Individual Taxpayer’s Registry (CPF) number or passport number	039.690.188-38
Elected position held	Member of the Capital and Risk Management Committee
Date of election	05/03/2010
Date of investiture	05/03/2010
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Personnel Committee Member of the Board of Directors Executive Vice-President
Elected by the parent company	-o-

Name	Francisco Eduardo de Almeida Pinto
Age	51
Profession	Economist
Individual Taxpayer’s Registry (CPF) number or passport number	664.226.777-87
Elected position held	Member of the Capital and Risk Management Committee
Date of election	05/03/2010
Date of investiture	05/03/2010
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Board of Directors Member of the Personnel Committee
Elected by the parent company	-o-

Reference Form 2009 – Itaú Unibanco Holding S.A

Name	Gustavo Jorge Laboissière Loyola
Age	57
Profession	PhD in Economy
Individual Taxpayer’s Registry (CPF) number or passport number	101.942.071-53
Elected position held	Member of the Capital and Risk Management Committee
Date of election	05/03/2010
Date of investiture	05/03/2010
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Board of Directors President of the Audit Committee
Elected by the parent company	-o-

Name	Pedro Luiz Bodin de Moraes
Age	53
Profession	Economist
Individual Taxpayer’s Registry (CPF) number or passport number	548.346.867-87
Elected position held	Member of the Capital and Risk Management Committee
Date of election	05/03/2010
Date of investiture	05/03/2010
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Board of Directors
Elected by the parent company	-o-

PERSONNEL COMMITTEE

Name	Pedro Moreira Salles
Age	50
Profession	Banker
Individual Taxpayer’s Registry (CPF) number or passport number	551.222.567-72
Elected position held	Member of the Personnel Committee
Date of election	05/03/2010
Date of investiture	05/03/2010
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Strategy Committee Member of the Appointments and Corporate Governance Committee Chairman of the Board of Directors
Elected by the parent company	-o-

Name	Roberto Egydio Setubal
Age	55
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	007.738.228-52
Elected position held	Member of the Personnel Committee
Date of election	05/03/2010
Date of investiture	05/03/2010
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Strategy Committee Member of the Capital and Risk Management Committee Vice-Chairman of the Board of Directors Chief Executive Officer
Elected by the parent company	-o-

Reference Form 2009 – Itaú Unibanco Holding S.A

Name	Candido Botelho Bracher
Age	51
Profession	Business administrator
Individual Taxpayer’s Registry (CPF) number or passport number	039.690.188-38
Elected position held	Member of the Personnel Committee
Date of election	05/03/2010
Date of investiture	05/03/2010
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Capital and Risk Management Committee Member of the Board of Directors Executive Vice-President
Elected by the parent company	-o-

Name	Francisco Eduardo de Almeida Pinto
Age	51
Profession	Economist
Individual Taxpayer’s Registry (CPF) number or passport number	664.226.777-87
Elected position held	Member of the Personnel Committee
Date of election	05/03/2010
Date of investiture	05/03/2010
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Capital and Risk Management Committee Member of the Board of Directors
Elected by the parent company	-o-

Name	Ricardo Villela Marino
Age	36
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	252.398.288-90
Elected position held	Member of the Personnel Committee
Date of election	05/03/2010
Date of investiture	05/03/2010
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Board of Directors
Elected by the parent company	-o-

STRATEGY COMMITTEE

Name	Pedro Moreira Salles
Age	50
Profession	Banker
Individual Taxpayer’s Registry (CPF) number or passport number	551.222.567-72
Elected position held	Chairman of the Board of Directors
Date of election	05/03/2010
Date of investiture	05/03/2010
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Strategy Committee Member of the Appointments and Corporate Governance Committee Member of the Personnel Committee
Elected by the parent company	Yes

Reference Form 2009 – Itaú Unibanco Holding S.A

Name	Henri Penchas
Age	64
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	061.738.378-20
Elected position held	Member of the Strategy Committee
Date of election	05/03/2010
Date of investiture	05/03/2010
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Board of Directors Member of the Appointments and Corporate Governance Committee
Elected by the parent company	-o-

Name	Israel Vainboim
Age	65
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	090.997.197-87
Elected position held	Member of the Strategy Committee
Date of election	05/03/2010
Date of investiture	05/03/2010
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Board of Directors Member of the Appointments and Corporate Governance Committee
Elected by the parent company	-o-

Name	Ricardo Villela Marino
Age	36
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	252.398.288-90
Elected position held	Member of the Personnel Committee
Date of election	05/03/2010
Date of investiture	05/03/2010
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Board of Directors Member of the Personnel Committee
Elected by the parent company	-o-

Name	Roberto Egydio Setubal
Age	55
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	007.738.228-52
Elected position held	Member of the Strategy Committee
Date of election	05/03/2010
Date of investiture	05/03/2010
Length of mandate	Annual
Other positions held or functions performed at the issuer	Vice-Chairman of the Board of Directors Chief Executive Officer Member of the Capital and Risk Management Committee Member of the Personnel Committee
Elected by the parent company	-o-

Reference Form 2009 – Itaú Unibanco Holding S.A

APPOINTMENTS AND CORPORATE GOVERNANCE COMMITTEE

Name	Pedro Moreira Salles
Age	50
Profession	Banker
Individual Taxpayer’s Registry (CPF) number or passport number	551.222.567-72
Elected position held	Member of the Personnel Committee
Date of election	05/03/2010
Date of investiture	05/03/2010
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Strategy Committee Member of the Appointments and Corporate Governance Committee Chairman of the Board of Directors
Elected by the parent company	-o-

Name	Alfredo Egydio Arruda Villela Filho
Age	40
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	066.530.838-88
Elected position held	Member of the Appointments and Corporate Governance Committee
Date of election	05/03/2010
Date of investiture	05/03/2010
Length of mandate	Annual
Other positions held or functions performed at the issuer	Vice-Chairman of the Board of Directors Member of the Disclosure and Trading Committee Member of the Strategy Committee
Elected by the parent company	-o-

Name	Alfredo Egydio Setubal
Age	51
Profession	Business administrator
Individual Taxpayer’s Registry (CPF) number or passport number	014.414.218-07
Elected position held	Member of the Appointments and Corporate Governance Committee
Date of election	05/03/2010
Date of investiture	05/03/2010
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Board of Directors Executive Vice-President Member of the Disclosure and Trading Committee
Elected by the parent company	-o-

Name	Fernando Roberto Moreira Salles
Age	63
Profession	Industrialist
Individual Taxpayer’s Registry (CPF) number or passport number	002.938.068-53
Elected position held	Member of the Appointments and Corporate Governance Committee
Date of election	05/03/2010
Date of investiture	05/03/2010
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Board of Directors
Elected by the parent company	-o-

Reference Form 2009 – Itaú Unibanco Holding S.A

Name	Henri Penchas
Age	64
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	061.738.378-20
Elected position held	Member of the Appointments and Corporate Governance Committee
Date of election	05/03/2010
Date of investiture	05/03/2010
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Strategy Committee Member of the Board of Directors
Elected by the parent company	-o-

Name	Israel Vainboim
Age	65
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	090.997.197-87
Elected position held	Member of the Appointments and Corporate Governance Committee
Date of election	05/03/2010
Date of investiture	05/03/2010
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Board of Directors Member of the Strategy Committee
Elected by the parent company	-o-

12.8 With respect to the members of the Board of Directors and the Fiscal Council, please provide below:

a) Curriculum vitae, containing the following information:

I - Main professional experience for the last five years, indicating:
• Company name
• Position and functions inherent to the position
• Main activity of the company in which these functions were performed, mentioning the companies or organizations that are part of the economic group of (i) the issuer, or (ii) of direct or indirect shareholders with an interest equal to or higher than 5% in a same class or type of the Issuer’s securities

MEMBERS OF THE BOARD OF DIRECTORS

Name: PEDRO MOREIRA SALLES

Professional Experience
Porto Seguro S.A.
Vice-Chairman of the Board of Directors since November 2009
Main activity of the company: Holding

Banco Itaú BBA S.A.
Vice-Chairman of the Board of Directors since February 2009
Main activity of the company: Multiple-service banking, with portfolio investment.

Companhia E. Johnston de Participações
Chairman of the Board of Directors since 2008
Main activity of the company: Holding.

IUPAR – Itaú Unibanco Participações S.A.
Chairman of the Board of Directors since 2008
Main activity of the company: Holding.

Itaú Unibanco Holding S.A.
Chairman of the Board of Directors since January 2009; Executive Vice-President from November 2008 to
August 2009
Main activity of the company: Holding.

Reference Form 2009 – Itaú Unibanco Holding S.A

UNIBANCO - União de Bancos Brasileiros S.A.
Vice-Chairman of the Board of Directors from 2004 to November 2008
Chief Executive Officer from April 2004 to November 2008
Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco Holdings S.A.
Vice-Chairman of the Board of Directors and Chief Executive Officer from April 2004 to November 2008
Main activity of the company: Holding.

Unibanco Seguros S.A.
Chairman of the Board of Directors from December 1995 to February 2009
Main activity of the company: Insurance

E. Johnston Representação e Participações S.A.
Chairman of the Board of Directors from 2001 to February 2009
Main activity of the company: Holding

Totvs S.A.
Member of the Board of Directors since March 2010
Main activity of the company: Communications and IT

Education: Bachelor’s degree, magna cum laude in economics and history from the University of California, in Los Angeles., Attended the international relations masters program at Yale University and the OPM – Owners/President Management Program at Harvard University.

II - Indication of all management positions he holds or has held in publicly held companies

✓	Itaú Unibanco Holding S.A., UNIBANCO - União de Bancos Brasileiros S.A., Unibanco Holdings S.A., Porto Seguro S.A. and Totvs S.A. in the positions specified above.

b) description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity – NO

Name: ALFREDO EGYDIO ARRUDA VILLELA FILHO

Professional Experience
Itaúsa - Investimentos Itaú S.A.
Member of the Board of Directors since August 1995; Chief Executive Officer and General Manager since September 2008, President of the Disclosure and Trading Committee since April 2005, President of the Investment Policies Committee and member of the Accounting Policies Committee since August 2008.
Main activity of the company: Holding.

Itaú Unibanco Holding S.A.
Vice-Chairman of the Board of Directors since March 2003; Member of the Appointments and Compensation Committee and Disclosure and Trading Committee since May 2005, Member of the Strategy Committee and of the Appointments and Corporate Governance Committee since June 2009, Member of the Accounting Policies Committee from May 2008 to April 2009.
Main activity of the company: Holding.

Itaú Unibanco S.A.
Vice-Chairman of the Board of Directors from 2001 to March 2003
Main activity of the company: Multiple-service banking, with commercial portfolio.

Itautec S.A. – Itautec Group
Vice-Chairman of the Board of Directors since January 2010; Chairman of the Board of Directors from April 2009 to January 2010, Vice-Chairman of the Board of Directors from April 1997 to April 2009.
Main activity of the company: Manufacturing of IT equipment.

Elekeiroz S.A.
Chairman of the Board of Directors since April 2009, Vice-Chairman of the Board of Directors from April 2004 to April 2009.
Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers.

Reference Form 2009 – Itaú Unibanco Holding S.A

Duratex S.A.
Vice-Chairman of the Board of Directors since August 2009.
Main activity of the company: Manufacturing of veneer lumber, plywood, pressed wood and chipboards panels, sanitary metal, porcelain and plastic fixtures.

Education: Bachelor’s degree in Mechanical Engineering from the Mauá Engineering School of the Instituto Mauá de Tecnologia (IMT), in 1992, and post-graduate degree in business administration from Fundação Getúlio Vargas.

II - Indication of all management positions he holds or has held in publicly held companies

✓	Itaúsa - Investimentos Itaú S.A., Itaú Unibanco Holding S.A., Itaú Unibanco S.A., Itautec S.A., Elekeiroz S.A. and Duratex S.A. in the positions specified above.

b) description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity – NO

Name: ROBERTO EGYDIO SETUBAL

Professional Experience
Itaúsa - Investimentos Itaú S.A.
Managing Vice-President since May 1994
President of the Accounting Policies Committee since August 2008
Main activity of the company: Holding.

Itaú Unibanco Holding S.A.
Vice-Chairman of the Board of Directors, Chief Executive Officer since March 2003, Member of the Capital and Risk Management Committee since May 2008, Member of the Strategy and Personnel Committees since June 2009, Chairman of the International Advisory Board from March 2003 to April 2009, Member of the Appointment and Compensation Committee from May 2005 to April 2009.
Main activity of the company: Holding.

Itaú Unibanco S.A.
Chief Executive Officer and General Manager since April 1994
General Manager from August 1990 to March 1994
Member of the Board of Directors from April 1995 to March 2003
Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA S.A.
Chairman of the Board of Directors since February 2003
Main activity of the company: Multiple-service banking, with portfolio investment

Itauseg Participações S.A.
Chairman of the Board of Directors since July 2005
Chief Executive Officer from March 2005 to July 2008
Main activity of the company: Holding

Brazilian Federation of Banks (Fenaban) and Brazilian Federation of Bank Associations (Febraban)
President from April 1997 to March 2001

Institute of International Finance
Vice-President since September 2003

International Monetary Conference
Board Member

The Federal Reserve Bank of New York
Member of the International Advisory Committee

Reference Form 2009 – Itaú Unibanco Holding S.A

New York Stock Exchange - NYSE
Member of the International Advisory Committee since April 2005

Education: Bachelor’s degree in production engineering from Escola Politécnica of Universidade de São Paulo and master’s degree in science engineering from Stanford University, 1979.

II - Indication of all management positions he holds or has held in publicly held companies

✓	Itaúsa - Investimentos Itaú S.A., Itaú Unibanco Holding S.A., Itaú Unibanco S.A. e Itauseg Participações S.A. in the positions specified above.

b) description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity – NO

Name: ALCIDES LOPES TÁPIAS

Professional Experience
Itaú Unibanco Holding S.A.
Member of the Board of Directors since March 2003; Member of the Disclosure and Trading Committee since May 2005, and Member of the Audit Committee since May 2004.
Main activity of the company: Holding.

Itaú Unibanco S.A.
Member of the Board of Directors from April 2002 to March 2003.
Main activity of the company: Multiple-service banking, with commercial portfolio.

AGGREGO Consultores
Partner since October 2003
Main activity of the company: Consultancy.

Duratex S.A.
Effective Member of the Board of Directors since April 2009
Main activity of the company: Manufacturing of veneer lumber, plywood, pressed wood and chipboards panels, sanitary metal, porcelain and plastic fixtures.

Tigre S.A. Tubos e Conexões
Since April 2004
Member of the Board of Directors
Main activity of the company: Manufacturing of pipes and fittings.

Minister of Development, Industry and Foreign Trade
From September 1999 to July 2001

Fundação Antonio Prudente of Hospital do Câncer
Member of the Board of Trustees from April 1999 to February 2005

Education: Business Administrator, graduated from Universidade Mackenzie in 1980 and bachelor's degree in law from Faculdades Metropolitanas Unidas 1973.

II - Indication of all management positions he holds or has held in publicly held companies

✓	Itaú Unibanco Holding S.A., Duratex S.A. and Tigre S.A. Tubos e Conexões in the positions specified above.

b) description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Reference Form 2009 – Itaú Unibanco Holding S.A

Name: ALFREDO EGYDIO SETUBAL

Professional Experience
Itaúsa – Investimentos Itaú S.A.
Member of the Board of Directors since September 2008
Member of the Disclosure and Trading Committee and Investment Policies since August 2008
Main activity of the company: Holding.

Itaú Unibanco Holding S.A.
Member of the Board of Directors since April 2007
Executive Vice-President and Investor Relations Officer since March 2003
Member of the Appointments and Corporate Governance Committee since June 2009
President of the Disclosure and Trading Committee since April 2005
Member of the Accounting Policies Committee from May 2008 to April 2009
Main activity of the company: Holding.

Itaú Unibanco S.A.
Executive Vice-President since March 1996
Investor Relations Officer from 1995 to 2003
Executive Officer from 1993 to 1996
Managing Director from 1988 to 1993
Main activity of the company: Multiple-service banking, with commercial portfolio.

Investimentos Bemge S.A.
Chairman of the Board of Directors since April 2008
Main activity of the company: Holding of non-financial institutions

National Association of Investment Banks - ANBID
Vice-President from 1994 to August 2003
President from August 2003 to August 2008

Association of Broker-Dealers – ADEVAL
Member of the Advisory Board since 1993

Brazilian Association of Listed Capital Companies – ABRASCA
Member of the Management Board since 1999

Brazilian Institute of Investors Relations – IBRI
Member of the Guidance, Appointments and Ethics Committee since 2009Member of the Board of Directors from 1999 to 2000 and from 2004 to 2009Chairman of the Board of Directors from 2001 to 2003

São Paulo Museum of Modern Art – MAM (since 1992)
Financial Officer

Education: Bachelor’s degree, in 1980 and postgraduate degree in business administration from Fundação Getulio Vargas, with specialization course at INSEAD (France).

II - Indication of all management positions he holds or has held in publicly held companies

✓	Itaúsa – Investimentos Itaú S.A., Itaú Unibanco Holding S.A., Investimentos Bemge and Itaú Unibanco S.A. in the positions specified above.

b) description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity – NO

Reference Form 2009 – Itaú Unibanco Holding S.A

Name: CANDIDO BOTELHO BRACHER

Professional Experience
Itaú Unibanco Holding S.A.
Executive Vice-President since May 2005
Member of the Board of Directors since November 2008
Member of the Capital and Risk Management Committee since May 2008
Member of the Personnel Committee since June 2009
Main activity of the company: Holding.

Banco Itaú BBA S.A.
Member of the Board of Directors since February 2003
Chief Executive Officer since April 2005
Vice-President Director from February 2003 to April 2005
Main activity of the company: Multiple-service banking, with investment portfolio.

Pão de Açúcar
Member of the Board

BM&FBOVESPA
Member of the Board

Education: Business Administrator, graduated from Escola de Administração de Empresas de São Paulo of Fundação Getulio Vargas in 1980.

II - Indication of all management positions he holds or has held in publicly held companies

✓	Itaú Unibanco Holding S.A. in the positions specified above.

b) description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity – NO

Name: FERNANDO ROBERTO MOREIRA SALLES

Professional Experience
Itaú Unibanco Holding S.A.
Member of the Board of Directors since November 2008
Member of the Appointments and Corporate Governance Committee since June 2009
Main activity of the company: Holding.

E. Johnston Representação e Participações S.A.
Vice-Chairman of the Board of Directors from 2005 to February 2009
Main activity of the company: Holding.

Companhia E. Johnston de Participações
Vice-Chairman of the Board of Directors since 2008
Main activity of the company: Holding.

IUPAR – Itaú Unibanco Participações S.A.
Member of the Board of Directors since 2008
Main activity of the company: Holding.

Companhia Brasileira de Metalurgia e Mineração
Member of the Board of Directors since 2008
Main activity of the company: Metallurgy and mining.

Brasil Warrant Administração de Bens e Empresas S.A.
Chairman of the Board of Directors since 1988
Main activity of the company: Asset management.

Reference Form 2009 – Itaú Unibanco Holding S.A

Editora Schwarcz Ltda.
Superintendent Director since 1998
Main activity of the company: Publishing

Education: Graduated in Finance and Capital Markets from Fundação Getúlio Vargas – FGV.

II - Indication of all management positions they hold or have held in publicly held companies

✓	Itaú Unibanco Holding S.A. in the positions specified above.

b) description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity – NO

Name: FRANCISCO EDUARDO DE ALMEIDA PINTO

Professional Experience
Itaú Unibanco Holding S.A.
Member of the Board of Directors since November 2008
Member of the Capital and Risk Management Committee and Personnel Committee since June 2009
Main activity of the company: Holding.

Brasil Warrant Administração de Bens e Empresas S.A.
Director since March 2007
Main activity of the company: Holding
Company that is part of the Moreira Salles non-financial conglomerate

BW Gestão de Investimentos Ltda.
Director since December 2007
Main activity of the company: Funds management
Company that is part of the Moreira Salles non-financial conglomerate

Unibanco – União de Bancos Brasileiros S.A.
Member of the Board of Directors from March 2007 to December 2008
Main activity of the company: Multiple bank

Education: graduated in Economics from the Pontifícia Universidade Católica do Rio de Janeiro (PUC - Rio).

II - Indication of all management positions they hold or have held in publicly held companies

✓	Itaú Unibanco Holding S.A. in the above specified positions.
✓	Unibanco - União de Bancos Brasileiros S.A.

b) description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity – NO

Name: GUSTAVO JORGE LABOISSIÈRE LOYOLA

Professional Experience
Itaú Unibanco Holding S.A.
Member of the Board of Directors since April 2006
President of the Audit Committee since September 2008
Member of the Audit Committee from May 2007 to September 2008
Member of the Capital and Risk Management Committee since May 2008
President of the Fiscal Council from March 2003 to April 2006
Main activity of the company: Holding.

Reference Form 2009 – Itaú Unibanco Holding S.A

Tendências Consultoria Integrada S/S Ltda.
Partner
Main activity of the company: Consultancy.

Tendência Conhecimento Assessoria Econômica Ltda.
Partner
Main activity of the company: Consultancy.

Gustavo Loyola Consultoria S/C
Managing Partner since February 1998
Main activity of the company: Consultancy.

Central Bank of Brazil
Governor from November 1992 to March 1993
Standards and Financial System Organization Deputy Governor from June 1995 to August 1997

Education: Economist, graduated from Universidade de Brasília in 1979, Ph.D. in Economics from School of Post-Graduation in Economics of the Fundação Getulio Vargas (Rio de Janeiro), 1983.

II - Indication of all management positions they hold or have held in publicly held companies

✓	Itaú Unibanco Holding S.A. in the positions specified above.

b) description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity – NO

Name: HENRI PENCHAS

Professional Experience
Itaúsa - Investimentos Itaú S.A.
Managing Vice-President since April 2009
Investor Relations Officer since 2009 and from 1995 to April 2008
Executive Director from December 1984 to April 2008
Member of the Disclosure and Trading Committee since April 2005
Member of Investment Polices and Accounting Polices Committees since August 2008
Main activity of the company: Holding.

Itaú Unibanco Holding S.A.
Member of the Board of Directors since March 2003
Member of Strategy Committee, and Appointments and Corporate Governance Committee since June 2009
Member of the International Advisory Board from March 2003 to April 2009
Member of the Disclosure and Trading Committee from May 2005 to April 2009
Senior Vice-President from march 2003 to may 2008
Member of the Capital and Risk Management Committee and Accounting Policies Committee from May 2008 to April 2009
Main activity of the company: Holding.

Itaú Unibanco S.A.
Senior Vice-President responsible for the Economic Control Area from April 1997 to April 2008
Member of the Board of Directors from April 1997 to March 2003
Executive Vice-President from April 1993 to March 1997
Executive Director from 1988 to 1993
Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA S.A.
Member of the Board of Directors since April 2009
Vice-Chairman of the Board of Directors from February 2003 to April 2009
Main activity of the company: Multiple-service bankingk, with investment portfolio.

Reference Form 2009 – Itaú Unibanco Holding S.A

Duratex S.A.
Chief Executive Officer since August 2009
General Manager from April 2009 to July 2009.
Main activity of the company: Manufacturing of veneer lumber, plywood, pressed wood and chipboards panels, sanitary metal, porcelain and plastic fixtures.

Education: Mechanical engineer graduated from Universidade Mackenzie in 1968 and post-graduate degree in finance from Fundação Getulio Vargas.

II - Indication of all management positions they hold or have held in publicly held companies

✓	Itaúsa - Investimentos Itaú S.A., Itaú Unibanco Holding S.A., Itaú Unibanco S.A. and Duratex S.A. in the positions specified above.

b) description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity – NO

Name: ISRAEL VAINBOIM

Professional Experience
Itaú Unibanco Holding S.A.
Member of the Board of Directors since November 2008
Member of Strategy Committee, and Appointments and Corporate Governance Committee since June 2009.
Main activity of the company: Holding.

UNIBANCO – União de Bancos Brasileiros S.A.
Executive Director from 1976 to 1977; from 1973 to 1978 he ran the back office of Unibanco Group; from 1978-1988 he was President of Unibanco – União de Bancos Brasileiros S.A., a position he held to August 1992.
Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco Holdings S.A.
Chief Executive Officer from 1994 to 2007
Chairman of the Board of Directors from 2007 to 2009
Member of the Board of Directors from 1988 to 2009
Main activity of the company: Holding.

Education: Bachelor’s degree in mechanical engineering from the Universidade Federal do Rio de Janeiro (UFRJ) and master’s degree in business administration, or MBA, from Stanford University.

II - Indication of all management positions he holds or has held in publicly held companies

✓	Itaú Unibanco Holding S.A. and UNIBANCO – União de Bancos Brasileiros S.A. in the positions specified above;
✓	Cia. Siderúrgica de Tubarão, as Member of the Board, from August 1992 to June 1996, and President of the Executive Board from August 1995 to June 1996;
✓	Itaparica S/A as Member of the Board from August 1993 to February 2009;
✓	Portugal Telecom as Administrator from April 2001 to October 2003;

Currently,

✓	Member of the Board of Directors of Souza Cruz S/A;
✓	Member of the Board of Directors and Executive of Embraer S/A;
✓	Member of the Board of Directors of Cia. Iochpe-Maxion.

b) description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

Reference Form 2009 – Itaú Unibanco Holding S.A

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity – NO

Name: PEDRO LUIZ BODIN DE MORAES

Professional Experience
Itaú Unibanco Holding S.A.
Member of the Board of Directors since November 2008
Member of the Capital and Risk Management Committee since June 2009
Main activity of the company: Multiple-service banking, with commercial portfolio.

UNIBANCO – União de Bancos Brasileiros S.A.
Member of the Board of Directors from April 2003 to November 2008.
Main activity of the company: Multiple-service banking, with commercial portfolio.

Central Bank of Brazil
Monetary Policy Deputy Governor from 1991 to 1992

Brazilian Social and Economic Development Bank (BNDES)
Director from 1990 to 1991

Banco Icatu S.A.
Director and Partner from 1993 to 1992

Icatu Holding S.A.
Partner from 1992 to 1993

Education: Bachelor’s and master’s degrees in economics from the Pontifícia Universidade Católica do Rio de Janeiro (PUC - Rio). Ph.D. in economics from the Massachusetts Institute of Technology (MIT).

II - Indication of all management positions they hold or have held in publicly held companies

✓	Itaú Unibanco Holding S.A. and UNIBANCO – União de Bancos Brasileiros S.A. in the positions specified above;

b) description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: RICARDO VILLELA MARINO

Professional Experience
Itaúsa - Investimentos Itaú S.A.
Member of the Investment Policies Committee since August 2008
Main activity of the company: Holding.

Itaú Unibanco Holding S.A.
Member of the Board of Directors since April 2008; Member of the Personnel Committee since June 2009, Member of the Capital and Risk Management Committee from May 2008 to April 2009.
Main activity of the company: Holding.

Itaú Unibanco S.A.
Managing Vice-President since April 2010 Executive Director since September 2006, Senior Management Director from April 2005 to August 2006, Managing Director between April 2004 and April 2005.
Main activity of the company: Multiple-service banking, with commercial portfolio.

Itautec S.A. - Itautec Group
Deputy Member of the Board of Directors since April 2009
Main activity of the company: Manufacturing of IT equipment.

Reference Form 2009 – Itaú Unibanco Holding S.A

Elekeiroz S.A.
Deputy Member of the Board of Directors since April 2009
Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers.

Duratex S.A.
Deputy Member of the Board of Directors since April 2009
Main activity of the company: Manufacturing of veneer lumber, plywood, pressed wood and chipboards panels, sanitary metal, porcelain and plastic fixtures.

Federación Latino Americana de Bancos FELABAN
President since November 2008

Education: Bachelor’s degree in mechanical engineering from Escola Politécnica of the University of São Paulo in 1996, master’s degree in business administration from MIT Sloan School of Management, Cambridge, USA, in 2000.

II - Indication of all management positions they hold or have held in publicly held companies

✓	Itaúsa – Investimentos Itaú S.A., Itaú Unibanco Holding S.A., Itautec S.A. - Itautec Group, Elekeiroz S.A. and Duratex S.A. in the positions specified above.

b) description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: CAIO IBRAHIM DAVID

Professional Experience
Itaú Unibanco Holding S.A.
Executive Director since May 2010
Main activity of the company: Holding.

Itaú Unibanco S.A.
Executive Director since April 2010
General Manager from January 2000 to March 2003
Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA S.A.
Executive Director since April 2008; Director from April 2003 to April 2008
Main activity of the company: Multiple-service banking, with investment portfolio.

Itauseg Participações S.A.
Executive Director since April 2010
Main activity of the company: Holding.

BFB Leasing S.A. Arrendamento Mercantil
Member of the Board of Directors since April 2010
Main activity of the company: Lease operations.

Dibens Leasing S.A. - Arrendamento Mercantil
Member of the Board of Directors since April 2010
Main activity of the company: Lease operations.

Redecard S.A.
Member of the Board of Directors since May 2010.
Main activity of the company:  Service provision in the payment means area.

Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento:
Deputy Chairman of the Board of Directors since April 2010
Main activity of the company: Loan, financing and investment.

Reference Form 2009 – Itaú Unibanco Holding S.A

Bankers Trust Co.
Summer Associate – Global Risk Management from May to August 1998.

Education: Mechanical Engineer graduating from Universidade Mackenzie, (1986-1990), post-graduate degree in economics and finance from Universidade de São Paulo, (1992-1993) and master’s degree in controllership from Universidade de São Paulo (1994-1997) and MBA from New York University (1997-1999), with specialization in finance, accounting and international business.

II - Indication of all management positions they hold or have held in publicly held companies

✓	Itaú Unibanco Holding S.A., Itaú Unibanco S.A., BFB Leasing S.A. – Arrendamento Mercantil, Dibens Leasing S.A. – Arrendamento Mercantil and Itauseg Participações S.A. in the above specified positions.

b) description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity  – NO

Name: CLAUDIA POLITANSKI

Professional Experience
Itaú Unibanco Holding S.A.
Executive Director since November 2008, Member of Disclosure and Trading Committee since June 2009.
Main activity of the company: Holding.

Itaú Unibanco S.A.
Executive Director since April 2009
Main activity of the company: Multiple-service banking, with commercial portfolio.

UNIBANCO – União de Bancos Brasileiros S.A.
Executive Director since March 2007; Director from January 2005 to February 2007, Deputy Director from June 2001 to December 2004.
Main activity of the company: Multiple-service banking, with commercial portfolio.

Education: Law degree in 1992 from the Universidade de São Paulo and LL.M. from the University of Virginia.

II - Indication of all management positions they hold or have held in publicly held companies

✓	Itaú Unibanco Holding S.A. and UNIBANCO – União de Bancos Brasileiros S.A. in the above specified positions.

b) description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified her for the performance of any professional or commercial activity  – NO

Name: MARCOS DE BARROS LISBOA

Professional Experience
Itaú Unibanco Holding S.A.
Executive Director since April 2009
Main activity of the company: Holding.

Itaú Unibanco S.A.
Executive Director since November 2008
Main activity of the company: Multiple-service banking, with commercial portfolio.

Reference Form 2009 – Itaú Unibanco Holding S.A

Itaú Seguros S.A.
Director since March 2009
Main activity of the company: Insurance.

Dibens Leasing S.A. - Arrendamento Mercantil
Member of the Board of Directors since April 2009
Main activity of the company: Lease operations.

UNIBANCO – União de Bancos Brasileiros S.A.
Executive Director from July 2006 to October 2009
Main activity of the company: Multiple-service banking, with commercial portfolio.

Ministry of Finance
Secretary to Economic Policy from 2003 to 2005

Brazilian Reinsurance Institute – IRB
President from 2005 to 2006

Education: Ph.D. in economics from the University of Pennsylvania, United States, master's degree in economics from the Universidade Federal do Rio de Janeiro (UFRJ), bachelor’s degree in economics from the Universidade Federal do Rio de Janeiro (UFRJ).
II - Indication of all management positions they hold or have held in publicly held companies

✓	Itaú Unibanco Holding S.A., Dibens Leasing S.A. - Arrendamento Mercantil and UNIBANCO – União de Bancos Brasileiros S.A. in the above specified positions.

b) Description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity  – NO

Name: RICARDO BALDIN

Professional Experience
Itaú Unibanco Holding S.A.
Executive Director since April 2009
Main activity of the company: Holding.

Itaú Unibanco S.A.
Executive Director since April 2009
Main activity of the company: Multiple-service banking, with commercial portfolio.

PricewaterhouseCoopers
Auditor; three years as assistant; three years as senior; two years as supervisor; three years as manager acting as partner (MAP), and 18 years as partner; as an independent auditor, he was the leading partner on the audits of Unibanco — União de Bancos Brasileiros S.A., Itaú Unibanco Holding S.A. and subsidiaries, Banco do Brasil S.A., Caixa Econômica Federal, among others. He was also the partner responsible for PwC’s financial institutions group in South America, where he coordinated several projects in the region, including the evaluation of the Ecuadorian financial system.

Professional associations
He was a director of the National Association of Financial, Administrative and Accounting Executives (ANEFAC), and was responsible for the financial institutions group of the Brazilian Institution of Economy, (IBRACON) for several years.

Education: Bachelor’s degree in accounting science from the Universidade do Vale do Rio dos Sinos, São Leopoldo,  Rio Grande do Sul, in 1978, and university extension courses in management and finance from the Fundação Dom Cabral and Fundação Getulio Vargas.

II - Indication of all management positions they hold or have held in publicly held companies

✓	Itaú Unibanco Holding S.A. in the above specified position.

Reference Form 2009 – Itaú Unibanco Holding S.A

b) description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity  – NO

Name: SÉRGIO RIBEIRO DA COSTA WERLANG

Professional Experience
Itaú Unibanco Holding S.A.
Executive Director since May 2008, Member of the Capital and Risk Management Committee and Accounting Policies Committee from May 2008 to April 2009
Main activity of the company: Holding.

Itaú Unibanco S.A.
Executive Vice-President since April 2008, Executive Director from April 2003 to April 2008, Senior Managing Director between March 2002 and March 2003
Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA S.A.
Member of the Board of Directors since April 2005
Main activity of the company: Multiple-service banking, with investment portfolio.

BFB Leasing S.A. Arrendamento Mercantil
Vice-Chairman of the Board of Directors since April 2009
Main activity of the company: Lease operations.

Investimentos Bemge S.A.
Member of the Board of Directors since April 2008
Chief Executive Officer since August 2008
Main activity of the company: Holding of non-financial institutions.

UNIBANCO – União de Bancos Brasileiros S.A.
Executive Vice-President since April 2009, Executive Director from November 2008 to April 2009
Main activity of the company: Multiple-service banking, with commercial portfolio.

Central Bank of Brazil
Director responsible for the economic policy matters from March 1999 to September 2000
Member of the Board of Trustees of Fundação Getulio Vargas
Member of the Supervisory Board of O.R.T. (Brazil-Israel Society of Organization, Reconstruction and Work)
Member of the Executive Board of the São Paulo Museum of Modern Art (MAM)

Education: Ph.D. in economics from the Princeton University,  USA, 1986.

II - Indication of all management positions they hold or have held in publicly held companies

✓	Itaú Unibanco Holding S.A., Itaú Unibanco S.A., BFB Leasing S.A. Arrendamento Mercantil, Investimento Bemge S.A. and UNIBANCO – União de Bancos Brasileiros S.A. in the above specified positions.

b) description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity  – NO

Reference Form 2009 – Itaú Unibanco Holding S.A

Name: JACKSON RICARDO GOMES

Professional Experience
Itaú Unibanco Holding S.A.
Director since May 2005
Main activity of the company: Holding.

Itaú Unibanco S.A.
Director since May 2003; Managing Director between August 1995 and April 2003
Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaucred Financiamentos S.A.
Director since December 2003
Main activity of the company: Multiple-service banking, with loan, financing and investment portfolio.

BFB Leasing S.A. – Arrendamento Mercantil
Director since April 2000
Main activity of the company: Lease operations.

Investimentos Bemge S.A.
Managing Director from April 2000 to April 2005
Main activity of the company: Holding of non-financial institutions.
Education: Aeronautical Engineer, graduating from the Instituto Tecnológico da Aeronáutica (ITA) in 1981, and MBA from the University of Chicago in 1988

II - Indication of all management positions they hold or have held in publicly held companies

✓	Itaú Unibanco Holding S.A., BFB Leasing S.A. – Arrendamento Mercantil and Investimentos Bemge S.A. in the above specified positions.

b) description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity  – NO

Name: JOSÉ EDUARDO LIMA DE PAULA ARAUJO

Professional Experience
Itaú Unibanco Holding S.A.
Director since May 2008
Main activity of the company: Holding.

Itaú Unibanco S.A.
Superintendent from December 2003 to April 2008
Main activity of the company: Multiple-service banking, with commercial portfolio.

Education: Lawyer, graduating from Universidade de São Paulo in 1994. He obtained an LL.M. degree and MBA from the George Washington University (USA) in 1998 and 2001, respectively.

II - Indication of all management positions they hold or have held in publicly held companies

✓	Itaú Unibanco Holding S.A. in the above specified position.

b) description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity  – NO

Reference Form 2009 – Itaú Unibanco Holding S.A

Name: LUIZ FELIPE PINHEIRO DE ANDRADE

Professional Experience
Itaú Unibanco Holding S.A.
Executive Director since April 2009.
Main activity of the company: Holding.

Itaú Unibanco S.A.
Director since April 2009
Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco Asset Management S.A. – Distribuidora de Títulos e Valores Mobiliários
Executive Director from 2005 to 2009
Main activity of the company: Dealer in securities.

Escola de Administração de Empresas de São Paulo da Fundação Getúlio Vargas (EAESP-FGV)
Professor (1998/2005).

PUC-RJ:
Professor (1989/1990).

Education: Ph.D. in Finance - Graduate Business School, University of Colorado, second specialization area: Econometrics, Thesis: “An Efficient Index and the tests of the CAPM” (1995); M.Sc.  Industrial Engineering - Pontifícia Universidade Católica do Rio de Janeiro, Specialization: Finance - Dissertation: “The hypothesis about normality in the Brazilian stock market” (1989).

II - Indication of all management positions they hold or have held in publicly held companies

✓	Itaú Unibanco Holding S.A in the above specified position.

b) description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity  – NO

Name: MARCO ANTONIO ANTUNES

Professional Experience
Itaú Unibanco Holding S.A.
Director since May 2005
Main activity of the company: Holding.

Itaú Unibanco S.A.
Director since April 2008, Managing Director from March 2000 to April 2008.
Main activity of the company: Multiple-service banking, with commercial portfolio.

BFB Leasing S.A. – Arrendamento Mercantil
Director since April 2003
Main activity of the company: Lease operations.

Dibens Leasing S.A. – Arrendamento Mercantil
Executive Director since November 2009
Main activity of the company: Lease operations.

Banco Itaucard S.A.
Director since July 2000
Main activity of the company: Multiple-service banking, with commercial portfolio

Investimentos Bemge S.A.
Director since September 1998
Main activity of the company: Holding of non-financial institutions.

Reference Form 2009 – Itaú Unibanco Holding S.A

Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento:
Director since January 2005
Main activity of the company: Loan, financing and investment company.

Education: Metallurgical Engineer, with bachelor’s degree from Universidade Mackenzie, in 1982 and master’s degree with specialization in accounting and finance (FIPECAFI) from Universidade de São Paulo – master’s degree.

II - Indication of all management positions they hold or have held in publicly held companies

✓	Itaú Unibanco Holding S.A., BFB Leasing S.A. – Arrendamento Mercantil, Dibens Leasing S.A. Arrendamento Mercantil and Investimentos Bemge S.A. in the above specified positions.

b) description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity  – NO

Name: WAGNER ROBERTO PUGLIESE

Professional Experience
Itaú Unibanco Holding S.A.
Director since May 2006, Deputy Managing Director from May 2005 to April 2006
Main activity of the company: Holding.

Itaú Unibanco S.A.
Audit Manager from 1990 to 1997, Audit Superintendent from 1997 to 2002, and Audit Coordination Superintendent from 2002 to 2005
Main activity of the company: Multiple-service banking, with commercial portfolio.

FEBRABAN- Brazilian Federation of Banks
Sector Director for Internal Audit from 2004 to 2008, and coordinator of the sub-commission for Internal Audit from 1999 to 2004.

FELABAN – Latin American Federation of Banks
President of CLAIN — Latin American Internal Audit and Risk Management Committee for the two-year period June 2007 to June 2009 and Vice-President  from 2002 to 2007.

Brazilian Institute of Internal Auditors
National Director of Training from 1995 to 1997.

Education: Business administration from IMES in 1980; accounting degree from Universidade São Judas in 1982, and specialization in business administration from Fundação Dom Cabral, in 2004.

II - Indication of all management positions they hold or have held in publicly held companies

✓	Itaú Unibanco Holding S.A. in the above specified position.
✓	Redecard S.A. – Member of the Audit Committee

b) description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity  – NO

Name: IRAN SIQUEIRA LIMA

Professional Experience
Itaú Unibanco Holding S.A.
Effective member of the Fiscal Council since March 2003
Main activity of the company: Holding.

Reference Form 2009 – Itaú Unibanco Holding S.A

Central Bank of Brazil
Career employee from 1967 to 1993, where he occupied many positions, of which the following stand out: Deputy Governor of the Capital Markets Supervision Department (1976/1979), Head of the Capital Markets Department (1979/1984), Director of the Capital Markets Area, (1984), Director of the Inspection Area, (1985), Regional Delegate in São Paulo-SP, (1991 and 1993).

Banco da Cidade S.A.
Director of the Capital Markets Area (1986), during the period in which he obtained a license from the Central Bank of Brazil

In this same period (1986/1988), he founded an advisory services office in the capital markets area, where he held the position of managing partner from 1987 to June 1988; in July 1988, he returned to the Federal Government to carry out the duty of Secretary of Budget and Control over Government Companies (SEST), (July 1988 to March 1990); from May 1991 to December 1992, he held the position of Economic and Finance Director in Telebrás – Telecomunicações Brasileiras S.A.; Member of the Board of Directors of the Brazilian Social and Economic Development Bank (BNDES), Telesp – Telecomunicações de São Paulo and Telebrás; Since 1972, he teaches subjects related to the accounting and finance areas in the following Universities: AEUDF, UNB, USP, and in the MBA courses of FIPECAFI.

Education: Economist with bachelor’s degree from UERJ (1969) and bachelor’s degree in accounting science from AEUDF (1973), post-graduate degree in economics engineering and industrial administration from Universidade Candido Mendes (1971), master’s degree and Ph.D. in accounting science and comptrollership from Universidade de São Paulo (1976 and 1998, respectively).

II - Indication of all management positions he holds or has held in publicly held companies

✓	Itaú Unibanco Holding S.A. in the above specified position.

b) description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: ALBERTO SOZIN FURUGUEM

Professional experience
Itaú Unibanco Holding S.A.
Effective member of the Fiscal Council since April 2006, Alternate deputy member of the Fiscal Council from March 2003 to April 2006
Main activity of the company: Holding.

Banco Central do Brasil S.A.
Economist, head of the Economics Department (1981/1983), Director (1985), Delegate in São Paulo (1991/1992)

Ministry of Finance
Advisor to the Minister (Mário Henrique Simonsen mandate).

Government of the State of Rio de Janeiro
Director of the Development Bank (1975/1979)

Teaching experience
He taught Economics in Instituto Militar de Engenharia and Universidade de Brasília and Currencies and Banks in Universidade do Distrito Federal

Current professional activity
Economics advisor, own office

Trade Association of Rio de Janeiro
Director and member of the Business Council of Economic Policies (unpaid activity)

Reference Form 2009 – Itaú Unibanco Holding S.A

Conjuntura Econômica Magazine of Fundação Getúlio Vargas.
Writes every two months an article about the macroeconomics theme (unpaid activity)

Education: Economist, post-graduate degree (master’s) from Fundação Getúlio Vargas.

II - Indication of all management positions he holds or has held in publicly held companies

✓	Itaú Unibanco Holding S.A. in the above specified position.

b) description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity – NO

Name: ARTEMIO BERTHOLINI

Professional Experience
Itaú Unibanco Holding S.A.
Effective Member of the Fiscal Council since April 2009
Main activity of the company: Holding.

Itaúsa – Investimentos Itaú S.A.
Effective Member of the Fiscal Council from April 2006 to April 2009
Main activity of the company: Holding.

Banco do Brasil S.A.
Effective Member of the Fiscal Council in April 2001 and from March 2003 to April 2005.

Education: Bachelor’s degree in Economy (1969) and Accounting Science (1972), and master’s degree in Accounting Science and Finance (2004) from Pontifícia Universidade Católica de São Paulo. Ph.D. in Business Administration (2005) from Florida Christian University, Orlando, USA.

II - Indication of all management positions they hold or have held in publicly held companies
✓	Itaú Unibanco Holding S.A., Itaúsa – Investimentos Itaú S.A. and Banco do Brasil S.A. in the above specified positions.
✓
Additionally, Effective Member of the Fiscal Council of Indústrias Romi S.A. in 2009, Alternate Deputy Member of the Fiscal Council of  Arcelor Brasil S.A. in 2006 and 2007, Effective Member of the Board of Directors of AMERICEL S.A. in 2002 and Alternate Deputy Member of the Board of Directors of TELET S.A. in 2002.

b) description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity  – NO

Name: JOSÉ MARCOS KONDER COMPARATO

Professional Experience
Itaúsa – Investimentos Itaú S.A.
Effective member of the Fiscal Council since May 1995, Managing Director from August 1986 to April 1987 and Executive Director from April 1987 to March 1995
Main activity of the company: Holding.

Itaú Unibanco Holding S.A.
Alternate Deputy member of the Fiscal Council since March 2003
Main activity of the company: Holding.

Reference Form 2009 – Itaú Unibanco Holding S.A

Itaú Unibanco S.A.
Managing Director from May 1980 to August 1986;
Banco Itaú de Investimento S.A.: Director from September 1974 from April 1980; Itaú S.A. Crédito Imobiliário: Chief Executive Officer from December 1977 to August 1986; Unifina S.A. Imobiliária e Participações: Chief Executive Officer from September 1981 to April 1987; Itaúsa S.A. Empreendimentos Imobiliários: Chief Executive Officer from September 1979 to April 1995;
Main activity of the company: Multiple-service banking, with commercial portfolio.

BR Foods
Member of the Board of Directors from April 2006 to March 2009

Education: Civil Engineer with bachelor’s degree from Escola Politécnica of USP in 1955;

II - Indication of all management positions he holds or has held in publicly held companies

✓	Itaúsa – Investimentos Itaú S.A., Itaú Unibanco Holding S.A. and Itaú Unibanco S.A. in the above specified positions.

b) description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity – NO

Name: JOÃO COSTA

Itaúsa – Investimentos Itaú S.A.
Deputy member of the Fiscal Council since April 2009
Main activity of the company: Holding.

Itaú Unibanco Holding S.A.
Deputy member of the Fiscal Council since May 2009
Main activity of the company: Holding.

Itaú Unibanco S.A.
Managing Director from April 1997 to April 2008.
Main activity of the company: Multiple-service banking, with commercial portfolio.

FEBRABAN - Brazilian Federation of Bank Associations
Effective Member of the Fiscal Council from April 1997 to August 2008

FENABAN - Brazilian Federation of Banks
Effective Member of the Fiscal Council from April 1997 to August 2008

IBCB – Brazilian Institute of Banking Science
Effective Member of the Fiscal Council from April 1997 to August 2008

State of São Paulo Bank Association
Effective Member of the Fiscal Council from April 1997 to August 2008

Education: Economist from Faculdade de Economia São Luiz – São Paulo, specialization in Business Administration from FEA/USP. Management Program for Executives – University of Pittsburgh.

II - Indication of all management positions he holds or has held in publicly held companies

✓	Itaúsa – Investimentos Itaú S.A., Itaú Unibanco Holding S.A. and Itaú Unibanco S.A. in the above specified positions.

b) description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended ordisqualified him for the performance of any professional or commercial activity - NO

Reference Form 2009 – Itaú Unibanco Holding S.A

Name: OSVALDO ROBERTO NIETO

Mr. Osvaldo Roberto Nieto, elected by the preferred shareholders at the Annual Shareholders’ Meeting of April 26, 2010 to hold the position of deputy member of the Fiscal Council, by appointment of the shareholder PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil, did not take office, reason why his details are not included in item12.8 of the Reference Form.

12.9. Inform  the existence of any marital relationship, stable union or kinship extended to relatives once removed between:

a) the Issuer’s management members

•	Fernando Roberto Moreira Salles (member of the Board of Directors) is the brother of Pedro Moreira Salles (Chairman of the Board of Directors);

•
Alfredo Egydio Setubal (member of the Board of Directors, Executive Vice-President and Investor Relations Officer) is the brother of Roberto Egydio Setubal (Vice-Chairman of the Board of Director and CEO).

b)  (i) the issuer’s management members and (ii) management members of the Issuer’s direct or indirect subsidiaries

•
Olavo Egydio Setubal Júnior (Vice-chairman of the Board of Directors of the subsidiary Itauseg Participações S.A.) is the brother of Roberto Egydio Setubal (Vice-chairman of the Board of Directors and CEO of the issuer) and Alfredo Egydio Setubal (member of the Board of Directors, Executive Vice-President and Investor Relations Officer of the Issuer).

c)  (i) management members of the Issuer and its direct or indirect subsidiaries and (ii) the Issuer’s direct or indirect parent companies

•
The brothers Pedro Moreira Salles (Chairman of the Board of Directors) and Fernando Roberto Moreira Salles (member of the Board of Directors), together with their brothers João Moreira Salles and Walther Moreira Salles Júnior, participate in the controlling group of the Issuer;

•
The brothers Roberto Egydio Setubal (Vice-chairman of the Board of Directors and CEO), Alfredo Egydio Setubal (member of the Board of Directors, Executive Vice-President and Investor Relations Officer) and Olavo Egydio Setubal Júnior (Vice-chairman of the Board of Directors of the subsidiary Itauseg Participações S.A.), together with their brothers José Luiz Egydio Setubal,  Paulo Setubal Neto,  Ricardo Egydio Setubal and their sister Maria Alice Setubal, participate in the controlling group of the Issuer;

•	Alfredo Egydio Arruda Villela Filho (Vice-chairman of the Board of Directors), together with his sister Ana Lúcia de Mattos Barretto Villela, is involved in the controlling group of the Issuer;

•
Ricardo Villela Marino (member of the Board of Directors), together with his mother Maria de Lourdes Egydio Villela and his brother Rodolfo Villela Marino, is involved in the controlling group of the Issuer.

d) (i) the Issuer’s management members and (ii) management members of the Issuer’s direct or indirect parent companies

•
The brothers Pedro Moreira Salles (Chairman of the Board of Directors) and Fernando Roberto Moreira Salles (member of the Board of Directors), together with their brothers João Moreira Salles and Walther Moreira Salles Júnior, are involved in the management of the controlling companies IUPAR – Itaú Unibanco Participações S.A. and Cia E. Johnston de Participações;

•
The brothers Roberto Egydio Setubal (Vice-chairman of the Board of Directors and CEO) and Alfredo Egydio Setubal (member of the Board of Directors, Executive Vice-President and Investor Relations Officer) are involved in the management of the controlling company IUPAR — Itaú Unibanco Participações S.A.;

Reference Form 2009 – Itaú Unibanco Holding S.A

•
The brothers Roberto Egydio Setubal (Vice-chairman of the Board of Directors and CEO) and Alfredo Egydio Setubal (member of the Board of Directors, Executive Vice-President and Investor Relations Officer), together with their brothers Paulo Setubal Neto and Ricardo Egydio Setubal, are involved in the management of the controlling company Itaúsa – Investimentos Itaú S.A.;

•	Roberto Egydio Setubal (Vice-chairman of the Board of Directors and CEO), together with his brother Ricardo Egydio Setubal, is involved in the management of the controlling company Companhia Esa;

•
Alfredo Egydio Arruda Villela Filho (Vice-chairman of the Board of Directors ), together with his aunt Maria de Lourdes Egydio Villela, is involved in the management of the controlling company Itaúsa – Investimentos Itaú S.A.;

•
Ricardo Villela Marino (member of the Board of Directors), together with his brother Rodolfo Villela Marino, are involved in the management of the controlling company IUPAR –  Itaú Unibanco Participações S.A.;

•
Ricardo Villela Marino (member of the Board of Directors) is the son of Maria de Lourdes Egydio Villela and brother of Rodolfo Villela Marino, both management members of the controlling company Itaúsa – Investimentos Itaú S.A.;

•	Ricardo Villela Marino (member of the Board of Directors) is the brother of Rodolfo Villela Marino, management member of the controlling company Companhia Esa.

12.10 Provide information on the subordination, services provision or control relationships maintained for the past three years between the Issuer’s management members and:

‘’a) the Issuer’s direct or indirect subsidiaries

Except for the executives Alfredo Egydio Arruda Villela Filho, Fernando Roberto Moreira Salles, Francisco Eduardo de Almeida Pinto and Gustavo Jorge Laboissière Loyola, all the others have management positions in subsidiary companies; in addition, the management member Cândido Botelho Bracher is a party to the shareholders agreement related to the shares of Banco Itaú BBA S.A.

b) the Issuer’s direct or indirect controlling group

The management members Alfredo Egydio Arruda Villela Filho, Alfredo Egydio Setubal, Fernando Roberto Moreira Salles, Pedro Moreira Salles, Ricardo Villela Marino, Roberto Egydio Setubal are involved the controlling group of Itaú Unibanco. The executive Henri Penchas is a management member of Itaúsa, which is part of the Issuer’s controlling group, as well as of other companies controlled by Itaúsa. The executive Francisco Eduardo de Almeida Pinto is a management member of companies related to the Moreira Salles family, and the executive Israel Vainboim was a management member of said companies until the beginning of 2009.

c) if relevant, suppliers, clients, debtors or creditors of the Issuer, their subsidiaries or parent companies or the subsidiaries of any of these

None.

12.11. Describe provisions in any agreements, including insurance policies, that provide for the payment or reimbursement of expenses incurred by management members arising from indemnity for damages caused to third parties or the Issuer, from penalties imposed by state agents, or from agreements that aim at to end administrative or legal proceedings due to the performance of their functions

In compliance with its policy, the Issuer has liability insurance for directors and officers (D&O), aimed at covering the management members of the Issuer and its subsidiaries, pursuant to the policy terms, for the payment or reimbursement of expenses in case the personal assets of management members are affected as a result of lawsuits, administrative proceedings or arbitration procedures, including but not limited to those of a civil, labor, tax, consumer or pension nature, in view of their personal, joint or subsidiary liability, or because of the negligence of a corporate entity, related to the activities of the issuer or its subsidiaries, or resulting from any written claim or civil lawsuit, administrative proceeding, regulatory or arbitration procedure, that attributes the violation of laws or federal, state and/or municipal rules, or foreign rules that govern securities. The current policy establishes a maximum indemnification limit of US$ 150,000,000.00, subject to specific sublimits and deductibles for each item covered.

Reference Form 2009 – Itaú Unibanco Holding S.A

12.12 Supply other information that the issuer may deem relevant

All relevant information was presented in prior items.

Reference Form 2009 – Itaú Unibanco Holding S.A

ITEM 13. MANAGEMENT COMPENSATION

13.1 Describe the policy or practice for the compensation of the Board of Directors, statutory and non- board of officers, the Fiscal Council, statutory committees and Audit, Risk, Financial and Compensation Committees, addressing the following aspects:

In 2009, in view of the merger between Itaú and Unibanco Conglomerates in November 2008, studies for the unification of the compensation policies adopted by both organizations were conducted, with the purpose of taking advantage of the best practices adopted at that time. The information below reflects such studies, although more detailed studies may be conducted in 2010.

It is important to emphasize that the Issuer does not have non-statutory Officers ..

a. objectives of the compensation policy or practice

The objective of the Issuer’s compensation policy is to attract, reward, retain and stimulate the management in the conduct of the Issuer’s business, enabling the Issuer to achieve sustainable results. The Issuer thus believes that the policy strengthens and creates better conditions for the development of the company, as well as for its management and employees, always in line with the shareholders’ interests.

At the time the Issuers’ compensation policy was established, values aligned with those adopted by the market and with the company’s strategy, as well as the effective risk management over the time were taken into consideration. The structure of governance of the compensation comprises clear and transparent processes.

In order to achieve the objectives mentioned above, the Issuer created the Personnel Committee, subordinated to the Board of Directors, of which the main responsibilities are: (i) to propose the compensation principles and models of the Issuer, guiding and inspiring behavior in the organization; (ii) to propose the total compensation limits for management and other employees of the Issuer; (iii) to propose a compensation package for the Chief Executive Officer to be approved by the Board of Directors ; (iv) to evaluate and approve compensation packages, proposed by the Chief Executive Officer, Executive Vice- Presidents and Executive Directors of the Issuer, including fixed and variable fees, benefits and long-term incentives (v) to approve the granting of stock options of the Issuer (making institutional decisions within the scope of stock option plans sponsored by the Issuer); and (vi) to ensure that the Board of Directors is informed of any material fact related to compensation at all salary levels of the companies which are part of Itaú Unibanco Conglomerate.

In addition to the Personnel Committee, the Appointments and Corporate Governance Committee was established, also reporting to the Board of Directors and whose main responsibility is to monitor the Issuer’s governance, especially regarding topics related to the Board of Directors. Accordingly, the Appointments and Governance Committee is responsible for the process for assessing the performance of the Board of Directors, and it should (i) recommend processes for assessment of the Board of the Directors, the members and Chairman of the Board, Committees and Chief Executive Officer; and (ii) provide methodological and procedural support for the assessment of the Board of Directors, the members and Chairman of the Board, committees and Chief Executive Officer. It is also incumbent upon the Appointments and Corporate Governance Committee to propose the division, among the members of the Board of Directors, of the aggregate fixed compensation established by the Annual Stockholders Meeting.

Regarding the benefit policy, noteworthy are the benefits focused on health (health and dental care plans) and the private pension plan.

b. compensation composition, indicating:

i. Description of the compensation elements and the objectives of each one of them

Board of Directors

The annual compensation of the members of the Board of Directors of the Issuer is composed of (i) monthly fixed fees; (ii) long term variable compensation (a stock option plan); and (iii) a benefit plan. The maximum compensation amounts are defined at the Annual Stockholders' Meeting and based on the limits imposed by the Stock Option Plan, taking into consideration that the division of the amounts among the members is carried out according to the proposal of the Appointments and Corporate Governance Committee, subject to the approval of the Board of Directors.

Reference Form 2009 – Itaú Unibanco Holding S.A

The Issuer favors long-term variable compensation, which corresponds to a significant portion of the total compensation paid to the members of the Board of Directors. In this sense, the stock option plan, in addition to attracting, motivating and integrating the management in the process of developing the institution in the medium and long-terms, offers them the opportunity to take part in the appreciation that their work and dedication has brought to the stocks of the Issuer. Additionally, the plan aligns the interests of the management with those of the Issuer's shareholders, as the risks and earnings provided by the appreciation of its stocks are shared.

In the event that a member of the Board of Directors of the Issuer is also part of the Board of Officers of the Issuer or of its controlled companies, her/his compensation will be subject to the policy of the area in which she/he is a director.

Board of Officers

The annual compensation of the members of the Board of Officers is composed of (i) monthly fixed fees; (ii) short-term variable compensation (bonus, paid on an annual basis); (iii) long-term variable compensation (a stock option plan); and (iv) a benefit plan. The maximum compensation amounts are defined at the Annual Stockholders’ Meeting, based on the limits imposed by Article 152 of Law No. 6,404/76 and by the Stock Option Plan.

The Issuer favors the short and long-term variable compensation, which correspond to the biggest portion of total compensation paid to the members of the Board of Officers. The periodicity of bonus is annual (with a semi-annual advance) and its purpose is to reward the contribution of each Director for the results achieved by the Issuer in a certain year.

The main purpose of the stock option plan of the Issuer is to attract, and motivate and integrate the executives and employees into the process of developing the institution in the medium and long terms, offering them the opportunity to take part in the appreciation that their work and dedication has brought to the stocks of the Issuer. Additionally, the plan aligns the interests of the management with those of the Issuer's shareholders, as the risks and earnings provided by the appreciation of its stocks are shared.

Fiscal Council

The total annual compensation of the members of the Fiscal Council is established at the annual shareholders' meeting, subject to the approval of the Board of Directors. Pursuant to the legislation, such compensation cannot be lower, for each acting member, than 10% of the fixed compensation assigned to each Director (i.e., not including benefits, representation allowances and bonus assigned to Directors). Thus, the members of the Fiscal Council receive only monthly fixed compensation and they are not eligible for the benefit policy.

Audit Committee

The compensation of the members of the Audit Committee of the Issuer is composed of (i) monthly fixed fees; and (ii) a benefit plan.

For the members of the Audit Committee who are also part of the Board of Directors of the Issuer, the compensation policy of the Board of Directors is applied.

Committees

The members of the other statutory or non-statutory committees of the Issuer are compensated according to their duties in the executive bodies or areas in which they work, and they do not receive a specific compensation for belonging to the committees.

ii. The proportion of each element in total compensation

For the Board of Directors of the Issuer, the fixed, long-term variable compensation and benefits in 2009 corresponded to 48%, 50% and 2%, respectively, of total compensation.

For the Board of Officers of the Issuer, the fixed, short and long-term variable compensation and benefits in 2009 corresponded to 8%, 60%, 28% and 4% respectively, of total compensation.

For the Audit Committee of the Issuer, the fixed compensation and benefits in 2009 corresponded to 97% and 3%, respectively, of total compensation.

Regarding the Fiscal Council, the fixed compensation of its members corresponds to 100% of total compensation.

Reference Form 2009 – Itaú Unibanco Holding S.A

It should be noted that the elements of total compensation vary according to the difference of behavior of each portion of compensation: On the one hand, the stability of fixed compensation and benefits, and on the other hand, the variable compensation which is influenced by the individual performance,the Issuer's results and the appreciation of shares.

iii. Calculation and adjustment methodology for each of the compensation elements

Monthly fixed fees

Monthly fixed fees are agreed with management and are based on internal equality, providing mobility of management across the businesses of the Issuer.

Short-term variable compensation (annual bonus)

Short-term variable compensation takes into consideration the influence of two factors on the target annual compensation: (a) the results of the Issuer’s operations; and (b) management member performance.

Long-term variable compensation (stock option plan)

Long-term variable compensation (stock option plan of the Issuer) takes into consideration the duties performed by the management member and, for officers, the amount received as short-term variable compensation.

Benefit plan

The benefit plan is compatible with the market practices, taking into consideration that the main benefits are health care and private pension plans.

iv. Reasons that justify the elements of compensation

The Issuer favors variable compensation in the short and long terms, which correspond to the largest portion of the total compensation paid to management. Such a practice is aimed at aligning the risk management in the short, medium and long terms, in addition to providing benefits to management in the same proportion that their performance benefits the Issuer and its shareholders.

c. main performance indicators that are taken into consideration in determining each compensation element

The short and long term variable compensation (bonus and stock option plans of the Issuer) represents a significant portion of total compensation received by management and is greatly impacted by performance indicators. The first performance indicator to be taken into consideration when setting the amount of such portions is the Issuer’s earnings. Then, for officers, the individual’s performance is assessed taking into consideration financial, process, client satisfaction and people management indicators, in addition to indicators for cross-goals in relation to the other areas of the Issuer.

Monthly fixed fees and the benefit plan represent the smallest portion of total compensation received by management and are not affected by performance indicators.

d. how the compensation is structured to reflect the evolution of performance indicators

As mentioned above, a significant portion of the total compensation of management is provided through variable compensation, which is considerably influenced by performance indicators. Therefore, the better the indicators, the higher the compensation and vice versa.

e. how the compensation policy or practice is aligned with the company’s short-, medium- and long-term interests

As mentioned in item “c” above, the Issuer favors variable compensation in the short and long terms, which correspond to a significant portion of the total compensation paid to management. Such practice aims at aligning the risk management in the short, medium and long terms, in addition to providing benefits to management in the same proportion that their performance benefits the Issuer and its shareholders.

Taking into consideration that the compensation of management is affected by the results of the Issuer, including the risks that it takes, we believe that the compensation policy causes the management interests to be aligned with those of the Company.

Reference Form 2009 – Itaú Unibanco Holding S.A

f. existence of compensation supported by direct or indirect subsidiaries or parent companies:

The compensation of many members of the Board of Directors and Board of Officers is provided by controlled companies (see subitem 13.15), taking into consideration that the amounts indicated in item 13 already include the compensation paid by the Issuer and its subsidiaries, controlled or controlling companies.

g. existence of any compensation or benefit related to the occurrence of a certain corporate event, such as the disposal of the issuer’s shareholding control

Currently, there is no such scheme – neither is there provided for in the Issuer’s compensation policy – any compensation or benefit tied to the occurrence of a certain corporate event, such as the disposal of the issuer’s shareholding control.

13.2 With respect to the compensation of the Board of Directors, Board of Statutory Officers, and Fiscal Council recognized in the income or loss for the past year and to that determined for the current year, please prepare a table containing:

In 2009, at annual shareholders’ meeting, the aggregate compensation to be paid to the members of the Board of Directors was approved in the amount of R$ 20 million, the compensation to be paid to members of the Board of Officers was approved in the amount of R$ 80 million. Regarding the Fiscal Council, the monthly individual compensation of R$ 12 thousand was approved to the effective members and R$ 5 thousand to deputy members. Of these amounts, the following were spent:

	2009				R$, except if otherwise indicated
a	body			Board of Directors	Statutory Executive Board	Fiscal Council	Total
b	number of members (people)			9.17	16.00	5.50	30.67
c	compensation segregated into:
	i	annual fixed compensation, segregated into:		3,688,930	14,331,548	587,000	18,607,478
		.	salary or management fees	3,525,475	9,325,712	587,000	13,438,187
		.	direct and indirect benefits	163,455	5,005,836	N/A	5,169,291
		.	compensation for participating in committees	N/A	N/A	N/A	N/A
		.	other	N/A	N/A	N/A	N/A
	ii	variable compensation, segregated into:		N/A	76,093,306	N/A	76,093,306
		.	bonuses	N/A	N/A	N/A	N/A
		.	profit sharing	N/A	55,419,281	N/A	55,419,281
		.	compensation for participating in meetings	N/A	N/A	N/A	N/A
		.	commissions	N/A	N/A	N/A	N/A
		.	other	N/A	20,674,025	N/A	20,674,025
	iii	post-employment benefits		N/A	N/A	N/A	N/A
	iv	benefits arising from the termination of mandate		N/A	559,670	N/A	559,670
	v	stock-based compensation		3,652,531	35,791,670	N/A	39,444,200
d	amount, per body, of the compensation of the board of directors, statutory executive board and fiscal council			7,341,461	126,776,195	587,000
e	amount of compensation of the board of directors, statutory executive board and fiscal council						134,704,655

Note:
1.           There are five members that comprise the Board of Directors of the Issuer who are also members of its Executive Board or of its controlled companies’ boards. In view of the executive duties performed by such members, their compensation is defined according to the provisions of the compensation policy adopted for Directors. Accordingly, the amounts referring to the compensation of such members are fully included only in the table related to the compensation of the Issuer’s Executive Board. This note is also applicable to items 13.3, 13.5, 13.6, 13.7, 13.8, 13.10, 13.13 and 13.15.

2.           The number of members of each body corresponds to the annual average number of members of each body computed on a monthly basis, according to the guideline set out in the Circular Letter/CVM/SEP/No. 03/2010. This note is also applicable to item 13.3.

3.           The amounts mentioned in item “c, ii – other” correspond to special fees and, together with the profit sharing described in the table below, comprise the short-term variable compensation paid by the Issuer. The payment criteria related to these fees are the same as those adopted for the payment of short-term variable compensation, as detailed in item 13.1.

4.           The share-based compensation was calculated in compliance with the accounting standards that address this topic – CPC 10. In the Issuer’s consolidated financial statements, this compensation is disclosed in Note 17 – Related Parties, letter “b” Compensation of the Management Key Personnel.

Reference Form 2009 – Itaú Unibanco Holding S.A

According to paragraph 1, of article 152 of Law No. 6,404/76, in 2009 the following bonus was allocated to the members of the Board of Directors and Board of Officers:

	2009			R$, except if otherwise indicated
				Board of Directors	Statutory Executive Board	Fiscal Council	Total
a	body

c	compensation segregated into:

	ii	variable compensation, segregated into:

		.	profit sharing	N/A	55,419,281	N/A	55,419,281

Finally, under the terms of the Stock Option Plan of the Issuer, find below the stock-based compensation, recognized by the Issuer in 2009, of the members of the Board of Directors and Board of Officers of the Issuer:

	2009		R$, except if otherwise indicated
			Board of Directors	Statutory Executive Board	Fiscal Council	Total
a	body

c	compensation segregated into:

	v	stock-based compensation	3,652,531	35,791,670	N/A	39,444,200
Note:

The calculation of the stock-based compensation was made in compliance with the accounting standards which address this matter - CPC 10. In the consolidated financial statements of the Issuer, this compensation is reported in Note 17 – Related Parties, item “b” Compensation of the Management’s Key Personnel.

For 2010, the Stockholders’ Meeting has approved an aggregate amount of R$ 10,000,000.00 (ten million reais) to the members of the Board of Directors and R$ 105,000,000.00 (one hundred and five million reais) to members of the Board of Officers. The Board of Directors shall assign these amounts among the members of such bodies, according to the compensation policy of the Issuer, estimating that the amount shall be paid in the proportions described in the table below. It should be noted that the aggregate amounts include possible charges to be supported by the Issuer arising from the compensation to be paid, which are not included in the table below.

Regarding the members of the Fiscal Council, the Stockholders’ Meeting has aproved the monthly individual compensation of R$ 12 thousand to effective members and R$ 5 thousand to deputy members.

Reference Form 2009 – Itaú Unibanco Holding S.A

R$, except if otherwise indicated
				Board of Directors	Statutory Officers	Fiscal Council	Total

a	body

b	number of members (people)			8.00	15.00	6.00	31.00

c	compensation segregated into:

	i	annual fixed compensation, segregated into:

		.	salary or management fees	7,780,000	14,800,000	663,000	23,243,000

		.	direct and indirect benefits	470,000	10,500,000	N/A	10,970,000

		.	compensation for participating in committees	N/A	N/A	N/A	N/A

		.	other	N/A	N/A	N/A	N/A

	ii	variable compensation, segregated into:

		.	bonuses	N/A	N/A	N/A	N/A

		.	profit sharing	N/A	see below	N/A	see below

		.	compensation for participating in meetings	N/A	N/A	N/A	N/A

		.	commissions	N/A	N/A	N/A	N/A

		.	other	N/A	62,350,000	N/A	62,350,000

	iii	post-employment benefits:		N/A	N/A	N/A	N/A

	iv	benefits arising from the termination of mandate		N/A	N/A	N/A	N/A

	v	stock-based compensation		see below	see below	N/A	see below

d	amount, per body, of the compensation of the board of directors, statutory officers and fiscal council			8,250,000	87,650,000	663,000

e	amount of compensation of the board of directors, statutory officers and fiscal council						96,563,000

In addition to the compensation established at the shareholders’ meeting, the members of the Board of Directors and the Board of Officers shall receive (i) bonuses from  the company, which, under the provisions of paragraph 1, Article 152, of Law No. 6,404/76, are limited to the annual compensation of management or 10% of the company’s profits, whichever is lower; and (ii) stock-based compensation, under the provision of the stock option plan of the Issuer. It should be noted that the total number of options to be granted in any given year shall not exceed the limit of 0.5% of total shares of the Issuer that the majority and minority shareholders hold at the base date of the year-end balance sheet, taking into consideration that in the event that in a certain year the number of granted options is below the limit of 0.5% of total shares, the amount short of this percentage may be added when options are granted in any of the seven (7) subsequent years.

Reference Form 2009 – Itaú Unibanco Holding S.A

13.3 With respect to the variable compensation of the Board of Directors, Board of Statutory Officers, and Fiscal Council for the last year and to that determined for the current year, please prepare a table containing:

2009				R$, except if otherwise indicated
			Board of Directors	Statutory Executive board	Fiscal council	Total
a	body
b	number of member (people)		9.17	16.00	5.50	30.67
c	With respect to bonuses:
	i	minimum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
	ii	maximum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
	iii	amount provided for in the compensation plan should the targets established be achieved	N/A	N/A	N/A	N/A
	iv	amount effectively recognized in income or loss for last year	N/A	N/A	N/A	N/A
d	with respect to profit sharing:
	i	minimum amount provided for in the compensation plan	N/A	52,047,799	N/A	52,047,799
	ii	maximum amount provided for in the compensation plan	N/A	109,278,725	N/A	109,278,725
	iii	amount provided for in the compensation plan should the targets established be achieved	N/A	80,966,086	N/A	80,966,086
	iv	amount effectively recognized in income or loss for last year	N/A	76,093,306	N/A	76,093,306

Note:
The expression “variable compensation” corresponds to special fees together with profit sharing, which comprise the short-term variable compensation paid by the Issuer. Variable compensation recognized in 2009, in the amount of R$ 76,093,306, is composed of R$ 55,419,281 of  profit sharing and results, and R$20,674,025 of “special fees”.

In relation to the bonus (profit sharing) for 2010, see further clarification in item 13.2.

13.4 With respect to the plan on stock-based compensation for the board Board of Directors and Board of Statutory Officers in effect in the last year and determined for the current year, please describe:

a) general terms and conditions

The issuer has been one of the first Brazilian companies to compensate executives with stock options, a practice that has adopted since 1995. The current stock option plan of the Issuer (“Plan”) was approved at the Extraordinary Stockholders’ Meeting held on November 1, 2002, being extended to the entire Itaú Unibanco Conglomerate, including the companies controlled by the Issuer. Besides that, at the Extraordinary Stockholders’ Meeting of the Issuer that was held on April 26, 2010 (“the Meeting”), was decied to make small amendments to the Stock Option Plan, as detailed in the items below.

According to the plan’s provisions, the Issuer may grant stock options to its Directors and members of the Board of Directors including those from companies controlled by the Issuer (“management”), and to high qualified or with high performance potential employees of the issuer and its controlled companies (“employees”) (“management and employees, collectively, “beneficiaries”). The rules and operational procedures of the plan are established by a committee appointed by the Board of Directors of the Issuer (“the Committee”).

It should be noted that the Itaú and Unibanco conglomerates had programs for share-based payment before the merger on November 28, 2008. At the Extraordinary Stockholders’ Meeting held on April 24, 2009, the mechanism for granting bonus options (see item “I” below), which already existed in the Stock Option Plan of Unibanco (“Unibanco Plan”) was included in the Issuer’s plan. The mechanism for granting simple options in its turn remained unchanged.

Taking into consideration the fact that it is no longer possible to grant options under the Unibanco stock option plan, all information disclosed on this item 13.4 refers only to the plan provisions. However, it should be noted that, in relation to the options granted under the Unibanco stock option plan, the provisions set out in it are applicable. Moreover, we point out that in the above-mentioned meeting it was approved the assumption of the rights and obligations of the Unibanco stock option plan by the Issuer. For these reasons, the information disclosed in items 13.6, 13.7 and 13.8 refers to the total amount of options granted, including those originally granted under the Unibanco stock option plan.

Reference Form 2009 – Itaú Unibanco Holding S.A

The plan is available on CVM and  the Issuer’s website (www.itau-unibanco.com.br\ri).

b) main objectives of the plan

The plan’s main objective is to attract, motivate and integrate the executives and employees into the process of developing the institution in the medium and long-terms, offering them the opportunity to take part in the appreciation that their work and dedication bring to the stocks of the Issuer.

c) how the plan contributes to these objectives

Taking into consideration that a portion of the variable compensation of the Beneficiaries is paid through stock options, the Beneficiaries are encouraged to contribute to the good performance of the Issuer. With this, the institution attains the objective defined in item “b” of this item, and the Beneficiaries take part in the appreciation of shares comprising the capital of the Issuer.

d) how the plan fits into the Issuer’s compensation policy

The plan is in compliance with the principles of the Issuer’s compensation policy, taking into consideration that (i) a portion of the variable compensation of its Beneficiaries is paid through the stock option; (ii) it is an instrument that stimulates individual development and commitment; and (iii) it is an instrument for retaining Beneficiaries (the benefit from the exercise of options is gained in the long-term).

e) how the plan is aligned with the short-, medium- and long-term interests of management and the Issuer

The plan is aligned with the interests of the Company and of its Management, since (i) it stimulates high level executives to remain in the Company; (ii) it stimulates the individual performance and commitment of Beneficiaries through the results of the institution; and (iii) provides the opportunity to Beneficiaries to become shareholders of the Issuer, under the terms and conditions established in the plan.

f) maximum number of shares

The number of options to be granted is subject to the limits imposed by the plan (see item “g” above). In addition, the shares purchased by Beneficiaries through the exercise of options may be subject to restrictions related to their sale (a holding period).

g) maximum number of options to be granted

The total number of options to be granted in each year shall not exceed the limit of zero point five per cent (0.5%) of total shares of the Issuer that the majority and minority shareholders hold at the base date of the year-end balance sheet, taking into consideration that in the event that in a certain year the number of granted options is inferior to the limit of zero point five per cent (0.5%) of total shares, the difference may be added in any of each the seven (7) subsequent years.

In addition, the Committee shall establish the total number of options to be granted in relation to each year, being able to segment the total lot in series and define the characteristics of each series.

h) conditions for the purchase of shares

The shares are purchased within the exercise period, as long as the vesting period is terminated (see subitem “j” below), upon the payment of the strike price (see subitem “i” below). In addition, options are cancelled in certain situations, even prior to the vesting period’s ending (see subitem “n” below), such as the termination of the relationship (statutory or employment) between the Beneficiary and the Issuer or its controlled companies.

i) criteria for setting purchase or strike price

The strike price shall be set by the Committee when the option is granted and may be based on one of the following parameters:

Reference Form 2009 – Itaú Unibanco Holding S.A

In the case of simple options: to set the strike price of options, the Committee shall consider the average price of the preferred shares of the Issuer at the trading sessions of BM&FBOVESPA S.A. Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Futures Exchange) in the minimum period of one month and the maximum period of of three months prior to the issuance date of the options, at the discretion of the Committee, and a positive or negative adjustment of up to 20%. The prices so established shall be adjusted up to the month prior to the option exercise by the IGP-M, or in its absence, by the index stipulated by the Committee, and they shall be paid in a term equal to that in effect for the settlement of the transactions at BM&FBOVESPA S.A. Bolsa de Valores, Mercadorias e Futuros.

In the case of bonus options: for those Beneficiaries who have, at the Committee’s discretion and upon the use of performance and leadership assessment tools, outstanding performance and potential, the Committee may offer options of which the strike price is paid through the performance of a positive covenant, supported by the Beneficiary’s obligation to invest, in the Issuer’s shares, a part or the total amount of the net bonus received in relation the previous year, and keep the ownership of these shares unchanged and without any type of liens from the option granting date until the option exercise date.

j) criteria for defining the exercise period

The options can only be exercised after the vesting period, other than the blackout periods established by the Committee.

The vesting period of each series shall be defined by the Committee at the time of granting, which and can vary between one 1 to seven 7 years, from the issuance date,. The vesting period shall be terminated in the following events:

(i)           Death of the owner of options;

(ii)          Departure of Management Member because she/he is not reelected or, in the case of employees that leave the Company, after the age of 55 (fifty five) years; and

(iii)         Management member not being reinstated to the position of officer, but elected or reelected to the Board of Directors of the Issuer and/or controlled companies, regarding options already granted but not yet exercised.

It is worth mentioning that the Committee, if it deems convenient, may determine that the vesting period should not be extinguished on the cases mentioned in item (ii) above.

k) type of option settlement

There are two types of option exercise price settlement:

In the case of simple options: at the time that an option is exercised, the Beneficiary must pay to the Issuer the exercise price, in cash, within three business days; and

In the case of bonus options: confirmation of the performance of positive covenants mentioned in subitem “e” of this item.

l) Restriction on the transfer of shares

In the Meeting the proposal for making the above rule more flexible will be put forward, establishing that the shares received by the Beneficiaries may be subject to additional restrictions, as may be resolved by the Committee. Thus the percentage of shares that shall remain unavailable, as well as the period of such unavailability may be defined by the Committee in view of the program applicable to each Beneficiary.

m) criteria and events that, when verified, will cause the suspension, amendment or termination of the plan

The Committee may suspend the exercise of options to organize subscription works, such as great market oscilation or legal regulamentary restrictions. In addition, The plan may only be amended or terminated upon a proposal from the Committee, after approval at the Stockholders’ Meeting.

Reference Form 2009 – Itaú Unibanco Holding S.A

n) effects of the management member’s leave from the issuer’s bodies on their rights provided for in the plan on stock-based compensation

The options of management members that resign or are dismissed from the Issuer and/or its controlled companies shall have their effective and vesting periods terminated.

In case the management member leaves because she/he is not reelected, the options owned by the beneficiary (i) can be exercised until the end of the effective period which was established by the Committee or until the end of a three (3) three-year period, counted from the non-reelection date, whichever expires first, and (ii) will have their vesting periods terminated. In addition, the unavailability of half of the shares, as established in the plan, will not be applied in relation to the shares subscribed by such  management member and the shares encumbered with unavailability will be released.

In the event of the death of the option owner or before the management member leaves, their successors may exercise them until the end of the effective period which was established by the Committee or until the end of the three (3) three-year period, counted from the death certificate date, whichever expires first, the vesting period of options being terminated. In addition, the unavailability of half of the shares, as established in the plan, will not be applied in relation to the shares received by such  management member’s successors and the shares encumbered with unavailability will be released.

Finally, in the event a death occurs after the departure of a management member not reelected, her/his successors may exercise the options during the remaining effective period of the Beneficiary’s options.

The Committee, in exceptional situations and observing the criteria established in the Internal Regulations, can determine the non extinction of the bonus options in the events set forth in the first paragraph above. The Committee may only use this faculty if the beneficiaries of the options and the company reach an understanding, by agreement, regarding the conditions of his leave with, at least, six (6) months in advance.

13.5. Give the number of shares or quotas directly or indirectly held in Brazil and abroad and other securities convertible into shares or quotas issued by the Issuer, its direct or indirect parent companies, subsidiaries or companies under common control, by members of the Board of Directors, the Board of Statutory Officers, or the Fiscal Council, grouped per body, at the end of the previous year

		Board of Directors			Board of Officers			Fiscal Council
		Stocks			Stocks			Stocks
Company		Common	Preferred	Total	Common	Preferred	Total	Common	Preferred	Total
Issuer	Itaú Unibanco Holding S.A.	9,623,114	10,385,422	20,008,536	-	2,705,240	2,705,240	33,687	813,517	847,204
	Companhia E. Johnston de Participações	800	1,600	2,400	-	-	-	-	-	-
Controlling Company	Companhia ESA	327,383,900	-	327,383,900	-	-	-	-	-	-
	Itaúsa - Investimentos Itaú S.A.	327,385,140	156,562,636	483,947,776	-	15,393	15,393	-	150,000	150,000
	IUPAR - Itaú Unibanco Participações S.A.	4	-	4	-	-	-	-	-	-
Subsidiary	Seg-Part S.A.	11,556	-	11,556	-	-	-	-	-	-

Note: Stocks held directely.

Reference Form 2009 – Itaú Unibanco Holding S.A

13.6.
With respect to the stock-based compensation to the board of directors and board of officers recognized in the income or loss for the last 3 fiscal years and to that determined for the current year, prepare a table containing:

2009
a	body		Board of Directors
b	number of members (average)		8
	year of the option granting		2003	2005	2007	2008	2009
c	with respect to each granting of stock options:
	i	grant date	9/2/2003	2/1/2005	3/21/2007	5/14/2008	8/10/2009
	ii	number of options granted	113,851	506,008	227,703	75,901	874,167
	iii	term for the options to be exercised	1/3 per year after	1/3 per year after	1/3 per year after	1/3 per year after	1/3:01/01/11, 1/3:01/01/12
			3 years	3 years	3 years	3 years	and 1/3:
	iv	maximum term for the exercise of the options	12 months	12 months	12 months	12 months	12/31/2014
	v	term of restriction for the transfer of shares	2 years for 50%	2 years for 50%	2 years for 50%	2 years for 50%	2 years for 50%
	vi	weighed average strike price of each of the following share groups:
		- outstanding at the beginning of the year	R$ 7.77	R$ 14.83	R$ 31.32	R$ 38.92	R$ 27.27 (1)
		- lost during the year	-	-	-	-	-
		- exercised during the year	R$ 7.77	R$ 15.12	-	-	-
		- expired during the year	-	R$ 14.90	-	-	-
d	fair value of the options on the grant date		R$ 3.89	R$ 6.37	R$ 6.86	R$ 7.23	R$ 11.35
e	potential dilution in the case of exercise of all options granted		0.002%	0.011%	0.005%	0.002%	0.019%
(1) Weighted average exercise price on the grant date, since the options were granted after the beginning of fiscal year.

Continued
a	boby		Board of Officers
b	number of members (average)		18
year of the option granting			2004		2005		2006		2007		2008			2009
c	with respect to each granting of stock options:

	i	grant date	2/16/2004	4/12/2004	2/1/2005	2/21/2005	2/21/2006	7/4/2006	2/14/2007	9/3/2007	2/11/2008	3/3/2008	9/3/2008	3/3/2009	3/6/2009
	ii	number of options granted	3,843,124	506,008	297,279	3,511,750	4,182,750	158,127	3,803,525	149,697	3,660,799	181,993	96,797	6,200,040	338,949
	iii	term for the options to be exercised	12/31/2008	1/3 per year after 3 years	1/3 per year after 3 years	12/31/2009	12/31/2009	1/3 per year after 3 years	12/31/2011	50% after 3 years and 50% after 5 years	12/31/2012	50% after 3 years and 50% after 5 years	50% after 3 years and 50% after 5 years	12/31/2013	50% after 3 years and 50% after 5 years
	iv	maximum term for the exercise of the options	12/31/2011	12 months	12 months	12/31/2012	12/31/2012	12 months	12/31/2014	-	12/31/2015	-	-	12/31/2016	-
	v	term of restriction for the transfer of shares	2 years for 50%	2 years for 50%	2 years for 50%	2 years for 50%	2 years for 50%	2 years for 50%	2 years for 50%	without restriction	2 years for 50%	without restriction	without restriction	2 years for 50%	without restriction
	vi	weighed average strike price of each of the following share groups:
		- outstanding at the beginning of the year	R$ 11.52	R$ 10.99	R$ 14.83	R$ 16.47	R$ 24.51	R$ 24.82	R$ 31.21	(1)	R$ 35.98	(1)	(1)	R$ 23.45	(1)
		- lost during the year
		- exercised during the year	R$ 12.71	R$ 10.99	R$ 15.15	R$ 16.23	R$ 24.11	-	R$ 30.61	-	R$ 28.93	-	-	-	-
		- expired during the year	-	R$ 10.99	R$ 15.24	-	-	-	-	-	-	-	-	-	-
d	fair value of the options on the grant date		R$ 4.20	R$ 6.79	R$ 7.09	R$ 6.20	R$ 10.27	R$ 7.28	R$ 8.70	R$ 22.22	R$ 5.69	R$ 21.94	R$ 22.43	R$ 4.25	R$ 21.84
e	potential dilution in the case of exercise of all options granted		0.095%		0.083%		0.095%		0.086%		0.086%			0.143%

Note:

1.	(1) Granting of stock options from the Unibanco Plan, which strike price is a positive covenant, according to the concept explained in subitem 13.4, “i”.

2.	The amounts are adjusted by events occurred over the period (reverse split, bonus, conversion of Unibanco shares into Itaú Unibanco etc.).

3.	Granting of stock options presented above are those that gave rise to expenses recognized in the last fiscal year.

4.
As provided for in subitem 13.4, the members of the Board of Directors of the issuer only became eligible to the stock option plan of the issuer from 2009.  Accordingly, the stock option grants related to the Board of Directors, presented in the above table and for prior years, are stock options of the Unibanco Plan (which already provided for this possibility) or of members of the Board of Directors who, in the past, were part of the Board of Officers.

5.
The number of members of each boby (item “b”) corresponds to the number of management with options outstanding at the end of the last fiscal year, according to the guideline of the Circular Letter/CVM/SEP/No. 03/2010.

In relation to the stock-based compensation, see the clarification in item 13.2.

Reference Form 2009 – Itaú Unibanco Holding S.A

13.7. With respect to the outstanding options of the board of directors and board of officers at the end of the previous year, please prepare a table containing:

2009
a	body		Board of Directors
b	number of members		8
		option granting year	2005	2007	2008	2009
c	with respect to the options that cannot yet be exercised
	i	number	105,417	227,703	75,901	874,167
	ii	date on which they can be exercised	1/2/2010	1/3: 03/21/10,	1/3: 05/14/11,	1/3: 01/01/11,
				1/3: 03/21/11	1/3: 05/14/12	1/3: 01/01/12
				and 1/3:	and 1/3:	and 1/3:
				03/21/12	05/14/13	01/01/13
	iii	maximum term for the exercise of the options	12 months	12 months	12 months	12/31/2014
	iv	term of restriction for the transfer of shares	2 years for 50%	2 years for 50%	2 years for 50%	2 years for 50%
	v	weighed average exercise price	R$ 15.47	R$ 32.67	R$ 32.63	R$ 27.43
	vi	fair value of the options on the last day of the year	R$ 11.04	R$ 6.86	R$ 7.23	R$ 11.35
d	with respect to the options that can be exercised
	i	number	-
	ii	maximum term for the exercise of the options	-	-	-
	iii	term of restriction for the transfer of shares	-	-	-
	iv	weighed average exercise price	-	-	-
	v	fair value of the options on the last day of the year	-	-	-
	vi	fair value of total options on the last day of the year	-	-	-

2009
a	body		Board of Officers
b	number of members		18
option granting year			2004	2005		2006	2007			2008			2009
c	with respect to the options that cannot yet be exercised
	i	number	-	48,489	2,961,750	3,495,250	105,417	106,057	3,184,775	136,559	39,302	3,079,036	205,368	6,200,040
	ii	date on which they can be exercised	-	2/1/2010	1/1/2010	1/1/2011	50%: 07/04/10 and 50%: 07/04/11	50%: 09/03/10 and 50%: 09/03/12	1/1/2012	50%: 03/03/11 and 50%: 03/03/13	50%: 09/03/11 and 50%: 09/03/13	1/1/2013	50%: 03/06/12 and 50%: 03/06/14	1/1/2014
	iii	maximum term for the exercise of the options	-	2/1/2011	12/31/2012	12/31/2013	12 months	-	31/12/2014	-	-	12/31/2015	-	12/31/2016
	iv	term of restriction for the transfer of shares	-	2 years for 50%	2 years for 50%	2 years for 50%	2 years for 50%	2 years for 50%	2 years for 50%	2 years for 50%	2 years for 50%	2 years for 50%	2 years for 50%	2 years for 50%
	v	weighted average strike price	-	R$ 15.47	R$ 16.21	R$ 24.12	R$ 25.89	(1)	R$ 30.72	(1)	(1)	R$ 35.41	(1)	R$ 23.16
	vi	fair value of the options on the last day of the year	-	R$ 11.04	R$ 6.20	R$ 10.27	R$ 8.25	R$ 21.79	R$ 8.70	R$ 21.50	R$ 21.20	R$ 5.69	R$ 20.91	R$ 4.25
d	With respect to the options that can be exercised
	i	number	353,068	-	-	-	52,710	-	618,750	-	-	581,763	-	-
	ii	maximum term for the exercise of the options	12/31/2011	-	-	-	7/3/2010	-	5/5/2011	-	-	5/5/2011	-	-
	iii	term of restriction for the transfer of shares	2 years for 50%	-	-	-	2 years for 50%	-	without restriction	-	-	without restriction	-	-
	iv	weighted average strike price	R$ 11.52	-	-	-	R$ 25.89	-	R$ 30.61	-	-	R$ 35.41	-	-
	v	fair value of the options on the last day of the year	R$ 4.20	-	-	-	R$ 5.34	-	R$ 8.70	-	-	R$ 5.69	-	-
	vi	fair value of the options on the last day of the year	R$ 1,481,955	-	-	-	R$ 281,253	-	R$ 5,384,245	-	-	R$ 3,308,642	-	-

Note:

1.	(1) Granting of stock options from the Unibanco Plan, which strike price is a positive convenant, according to the concept explained in subitem 13.4, “i”.

2.	The amounts are adjusted by events occurred over the period (reverse split, stock dividend, conversion of Unibanco shares into Itaú Unibanco etc.).

3.
As provided for in subitem 13.4, the members of the Board of Directors of the issuer only became eligible to the stock option plan of the issuer from 2009. Accordingly, the stock option grants related to the Board of Directors, presented in the above table and for prior years, are stock options of the Unibanco Plan (which already provided for this possibility) or board members that in the last year took part of the Board of Officers.

4.
The number of members of each body (item “b”) corresponds to the number of management members with options outstanding at the end of the last fiscal year, according to the guideline of the Circular Letter/CVM/SEP/No. 03/2010.

Reference Form 2009 – Itaú Unibanco Holding S.A

13.8 With respect to the options exercised and shares delivered relating to the stock-based compensation to the board of directors and board of statutory officers for last year, prepare a table containing:

2009
a body	Board of Directors				Statutory Officers
b number of members	2				10
option granting year	2003		2005		2002		2003		2004		2005		2006		2007		2008		2009
c with respect to the options exercised, please inform:
i number of shares		37,950		231,920		1,485,000		2,158,500		3,104,544		735,665		687,500		43,640		102,929		133,581
ii weighted average strike price	R$	7.77	R$	15.12	R$	11.36	R$	7.66	R$	11.53	R$	15.52	R$	24.15		(1)		(1)		(1)
iii total amount of the difference between the strike price and the market value of shares related to the options exercised	R$	838,316	R$	3,276,685	R$	23,590,710	R$	44,816,793	R$	55,025,223	R$	9,077,265	R$	7,893,502	R$	1,231,441	R$	2,904,469	R$	3,769,413
d with respect to the shares delivered, please
i number of shares		N/A		N/A		N/A		N/A		N/A		N/A		N/A		N/A		N/A		N/A
ii weighted average purchase price		N/A		N/A		N/A		N/A		N/A		N/A		N/A		N/A		N/A		N/A
iii total amount of the difference between the purchase price and the market value of the shares purchased		N/A		N/A		N/A		N/A		N/A		N/A		N/A		N/A		N/A		N/A

Note:
1.	(1) Granting of stock options from the Unibanco Plan, which strike price is a positive covenant, according to the concept explained in subitem 13.4, “i”.

2.	The amounts are adjusted by events occured over the period (reverse split, bonus, conversion of Unibanco shares into Itaú Unibanco etc.).

3.
As provided for in subitem 13.4, the members of the Board of Directors of the Issuer only become eligible to the stock option plan of the Issuer from 2009. Accordingly, the stock option grants related to the Board of Directors, presented in the above table and for prior years, are stock options of the Unibanco Plan (which already provided for this possibility).

4
The number of members of each body (item “b”) corresponds to the number of management members with options outstanding at the end of the last fiscal year, according to the guideline of the Circular Letter/CVM/SEP/No. 03/2010.

13.9. Give a brief description of the information necessary for understanding the data disclosed in items 13.6 to 13.8, such as an explanation of the pricing model for share and option value, indicating, at least:

a) pricing model

A binomial pricing model is used, which: presupposes that there are two possible paths in the performance of asset prices – upward and downward. Then a tree showing price history is designed in order to determine the share value on a future date, based on the volatility defined and time interval between the tree steps from pricing to maturity.

The pricing process of this model is carried out adopting the Backward Induction method, from the maturity points to the starting point.

b) data and assumptions used in the pricing model, including the weighed average price of shares, exercise price, volatility expected, term of the option, dividends expected and risk-free interest rate

•	Price of the underlying asset: the share price of Itaú Unibanco Holding (ITUB4) used for calculation is the closing price at BOVESPA on the calculation base date;
•	Exercise price: the exercise price previously agreed-upon at the option issue is adopted, adjusted by the IGP-M variation;

•
Expected volatility: this is calculated based on the standard deviation from the history of the last 84 monthly returns of closing prices of the ITUB4 share, released by Bovespa, adjusted by the IGP-M variation;

•	Dividend rate: this is the average annual return rate, seen over the last three years, of the paid dividends, plus interest on capital of the ITUB4 share;

•	Risk-free interest rate: the applied risk-free rate is the IGP-M coupon rate at the expiration date of the option plan;

•	Option term: the term of the option is set at the time of the granting; and

•	Option vesting period: the vesting period of the option is set at the time of the granting.

c) method used and assumptions made to absorb the expected early exercise effects

The stock option plan of the Issuer provides for a vesting period for each granted series, from the time the option is granted to the end of the vesting period, which is a period when the exercise of options is not allowed. The vesting period is set at the time when the series of options is granted. From the end of the vesting period, the option can be exercised at any time until the end of the agreement. The option pricing done using the binomial tree takes into consideration the vesting period for the exercise of options.

Reference Form 2009 – Itaú Unibanco Holding S.A

d) method use to determine expected volatility

Expected volatility: this is calculated based on the standard deviation from the history of the last 84 monthly returns of closing prices of the ITUB4 share, adjusted by the IGP-M variation.

e) whether any other characteristic of the options is included in its fair value measurement

The historical series is adjusted by splits, stock dividends and reverse splits.

13.10 With respect to the pension plans in effect granted to the members of the Board of Directors and Board of Statutory Officers, please supply the following information in a table format:

a	body	Board of Directors			Board of Statutory Officers
b	number of members	1	1	0	10	4	12
c	plan’s name	PAC	Futuro Inteligente	PGBL	PAC	Futuro Inteligente	PGBL
d	number of management members that have the conditions necessary for retirement	-	1	N/A	3	-	-

e	conditions for early retirement	55 years of age	50 years of age	N/A	55 years of age	50 years of age	End of relationship with the Issuer

f	restated amounts of contributions accumulated in the pension plan by the end of last year, excluded the portion related to contributions made directly by management members	As it refers to a defined benefit plan, it does not have an individual balance per participant	R$ 984,294	N/A	As it refers to a defined benefit plan, it does not have an individual balance per participant	R$ 1,219,764	R$ 18,099,414

g	total accumulated amount of the contributions made in the previous year, excluded the portion related to contributions made directly by management members	R$ 919	R$ 63,637	N/A	R$ 9,438	R$ 104,129	R$ 4,420,160

h	whether there is the possibility of early redemption and what the conditions are	No	No	N/A	No	No	No

Note:

1.
At present, the Supplementary Retirement Plan (PAC) does not require additional contribution, because the private entity of the Issuer, Fundação Itaubanco, already set up last year the total benefit reserve that will be granted to its beneficiaries.

2.	The number of members of each body (item “b”) corresponds to the number of the management members who are active participants of pension plans.

13.11 In a table, please indicate, for the past three years, with respect to the Board of Directors, Board of Statutory Officers, and Fiscal Council:

On March 2, 2010, the Brazilian Institute of Financial Executives  – IBEF Rio de Janeiro filed, on behalf of the executives affiliated thereto, an ordinary proceeding  requesting an injunction, in which the legality of this item is being challenged. The reason for this is that said disclosure caused great discomfort to the executives, who understand that the requested disclosure would violate their individual rights and guarantees. The petition for injunction filed by IBEF was granted.

Recently, the Issuer has learned that the 8th Specialized Panel of the TRF of the 2nd Region upheld the bill of review brought by CVM against the decision granting the injunction. Requests for clarification were opposed to the decision that upheld the complaint, which bans those who are still awaiting trial. In fact, the main focus of the discussion brought to the judiciary - the possibility of identifying managers and their respective salaries - was not addressed by the ruling of the TRF.

As the judgment of the motion for clarification is pending, experts in Brazilian Civil Procedure understand that  said appeal has a suspensive effect.

The Issuer respects its executives’ legal right of access to the Judicial branch, mainly regarding such a sensitive matter for them. The submission of the information requested in item 13.11 of the Reference Form would represent the immediate extinction of the executive’s practical interest, consolidating the loss mentioned in the proceeding, which topic has not been discussed yet.

In view of the concept that the appeal filed by IBEF has a suspensive effect and that the provision of the information requested in item 13.11. would represent a curtailment of the executives’ right of access to justice, the Issuer will wait until the aforementioned disclosure is enforceable.

Reference Form 2009 – Itaú Unibanco Holding S.A

Item not disclosed based on the injunction granted by the Judge of the 5th Federal Court of Rio de Janeiro, in the proceeding law suit No. 2010.51.01.002888-5.

13.12 Describe contractual arrangements, insurance policies, instruments or other mechanisms for compensating or indemnifying management in the event of their removal from position or retirement, indicating the financial consequences to the Issuer

The Issuer does not have any contractual arrangements, insurance policies, or other mechanisms for compensating or indemnifying management in the event of removal from position or retirement.

13.13 With respect to the last year, indicate the percentage of total compensation of each body recognized in the Issuer’s financial statements related to members of the  that are parties related to the direct or indirect parent companies, as determined by the accounting rules that address this matter

2009
Body	Board of Directors	Statutory Executive Board	Fiscal Council
Related parties	59%	34%	0%

13.14 With respect to the past year, please indicate the amounts recognized in the Issuer’s financial statements as compensation paid to the members of the Board of Directors, the Board of Statutory Officers or Fiscal Council, grouped by body, for any reason other than the position they hold, such as commissions and or fees for consulting or advisory services provided

None.

13.15 With respect to last year, please indicate the amounts recognized in the financial statements of the Issuer’s direct or indirect parent companies, companies under common control and controlled companies as compensation to the members of the Issuer’s Board of Directors, the Board of Statutory Officers or Fiscal Council, grouped by body, specifying the reason such amounts were paid to these people

2009							R$
Body		Board of Directors		Statutory Executive Board		Fiscal Council	Total
Compensation provided by subsidiaries		R$	1,163,879	R$	115,566,095	-	R$	116,729,974
a	fixed compensation (including benefits)	R$	399,276	R$	11,693,064	-	R$	12,092,340
b	variable compensation		-	R$	71,847,380	-	R$	71,847,380
c	benefits arising from the termination of mandate		-	R$	559,670	-	R$	559,670
d	stock-based compensation	R$	764,603	R$	31,465,981	-	R$	32,230,584

13.16. Supply other information that the issuer may deem relevant.

The Issuer holds significant interest in other publicly-held companies. Information on possible share-based payment established by such companies can be found in their respective reference forms.

Reference Form 2009 – Itaú Unibanco Holding S.A

ITEM 14 – HUMAN RESOURCES

14.1. Describe the Issuer’s human resources, supplying the following information:

a) number of employees (total, by groups based on the activity performed and by geographic location)

	2009	2008	2007 (*)
Itaú Unibanco	89,360	92,838	55,287
Itaú BBA	2,310	1,094	963
Itaucred	9,888	13,886	8,722
Corporation (Parent Company)	82	209	117
Total	101,640	108,027	65,089

	2009	2008	2007 (*)
South	8,682	9,301	5,612
Southeast	77,128	82,021	49,245
Mid-West	3,656	3,911	2,440
Northeast	5,798	6,228	2,533
North	976	1,188	610
Abroad	5,400	5,378	4,649
Total	101,640	108,027	65,089

* 2007 numbers reflect only Itaú.
Note: There was a change in the criteria for the monitoring of employees: up until March 2008, the number of employees of companies in which Unibanco, Itaú Holding was a partner, not hinder the aggregation. From 2008 50% of the employees of these companies would be counted as employees of the Bank.

b) number of outsourced employees (total, by groups based on the activity performed and by geographic location)

Category	2009
Safety	7,412
Cleaning	3,818
Maintenance	2,589
Information Technology (IT)	2,358
Mailing room	1,861
Temporary labor	1,413
Legal advisors	408
Other	2,074
Total Itaú Unibanco	21,933

2009
South	2,525
Southeast	16,148
Mid-West	973
Northeast	2,006
North	281
Total	21,933

In 2008 and 2007, we presented a table with 15,660 and 12,894 outsourced employees, respectively. Breakdowns by activity performed and geographic location related to 2007 and 2008 are not available.

Reference Form 2009 – Itaú Unibanco Holding S.A

c) turnover rate

2007

2007 turnover: 7.47%

The following companies were taken into consideration:

Banco Fiat S.A.;
Banco Itaú Holding Financeira S.A.;
Banco Itaú S.A.;
Banco Itaucard S.A;
Banco Itaucred Financiamentos S.A.;
DTVM;
Financeira Itaú CDB Créd.Financ.e Invest.;
Fináustria Asses.Adm.e Serv.Cred;
Icarros Ltda.;
Itaú Adm Consórcio;
Itaú Corretora de Valores S.A;
Itaú Leasing;
Itaú Previdência e Seguros S.A.;
Itaú Seguros S.A;
Itaú Xl Seguros Corporativos S.A;
Itauseg Saúde S.A;
Kinea;
Orbitall Serv.Proces.Informações Com.Ltda;
Total Serviços Promoção e Negócios Ltda.

2008

2008 turnover (*): 8%

The following companies were taken into consideration:

Banco Itaú;
 Itaucor;
DTVM;
Pro-Imóvel;
Kinea;
Itaú Holding;
Itaú BBA;
Icarros;
Orbitall;
Itaú Adm. Consórcio;
Banco Itaucard;
Banco Fiat;
Banco Itaucred;
SFR;
BIC;
Unibanco – União de Bancos Brasileiros S.A.;
UAM – Assessoria e Gestão de Invest Ltda;
Hipercard Banco Múltiplo S.A.;
Unicard Banco Múltiplo S.A.;
Investshop Corret. Val. Mob. C/ S.A;
Megabonus;
Unibanco Asset Management S/A DTVM;
Unibanco Consultoria de Invest. Ltda;
Unibanco Serviços de Invest Ltda.;
Unibanco Proj. e Consult. de Invest. Ltda.

(*) A change in the criteria was made from 2008, from when only the companies that operate in the banking sector were taken into consideration.

Reference Form 2009 – Itaú Unibanco Holding S.A

2009

2009 turnover: 8%

The following companies were taken into consideration:

Itaú Unibanco Holding;
Itaubanco;
Itaucor;
Banco Itaucard;
Banco Itau Leasing;
Orbitall;
Itau Adm.Consórcio;
Kinea;
Icarros;
Itau DTVM;
Banco Itaucred;
Banco Fiat;
Pró-Imóvel;
Banco Itau BBA;
Unibanco-União de Bancos Brasileiros S.A;
UAM-Assessoria e Gestao de Invest LTDA;
Megabonus Negócios Varejo LTDA;
Unibanco Serviços de Investimento LTDA;
Hipercard Banco Múltiplo S.A;
Investshop Corret Val Mob C/ S.A;
Unicard Banco Multiplo S.A;
Unibanco Proj. e Consult. De Invest. LTDA;
Unibanco Consultoria e Invest. LTDA;
Banco DIBENS.

d) issuer’s exposure to labor liabilities and contingencies

Regarding 2007, 2008 and 2009, the Issuer and its subsidiaries were not exposed to labor liabilities and contingencies that were significant in terms of matters or amounts involved.  The labor claim portfolio of subsidiaries in said periods comprised claims filed both by employees/former employees, and outsourced service providers. Among the main demands of the labor claims filed by employees/former employees of Itaú Unibanco Conglomerate are those related to overtime (mainly due to differentiated banking working hours) and salary equalization. Regarding the labor contingencies filed by outsourced service providers, the prevailing demand is related to subsidiary liability of a company belonging to Itaú Unibanco Conglomerate, that is the user of the outsourced services.

14.2. Comment on any relevant change having occurred with respect to the figures disclosed in item 14.1 above

In relation to item “a”, the number of employees increased 35% from December 2007 to December 2009, as a result of the merger between Itaú and Unibanco. During 2009, the integration process related to the merger included the integration of collaborators. We simultaneously brought about the reformulation of our strategies and the identification of the potential of the two institutions in the merger of management, in order to ensure the establishment of a common agenda with the values and vision of Itaú Unibanco Holding.

In relation to item “d”, the issuer’s exposure to labor liabilities and contingencies has not shown any significant change in the  three previous years.

14.3. Describe the Issuer’s employee compensation policies, explaining:

a) wage and variable compensation policy

In relation to the policy on fixed and variable compensation, the Issuer and its controlled companies have adopted market parameters and a compensation strategy according to the business area in which each employee works. This alignment is measured periodically through the commissioning of salary surveys from specialized consultancies, participation in surveys conducted by other banks, and  participation in specialized forums on this subject.

Reference Form 2009 – Itaú Unibanco Holding S.A

The fixed compensation seeks to acknowledge the complexity and maturity of the professional’s role in relation to her/his scope/duty. Employees have their fixed compensation changed according to the policy on promotion and merit of the organization, which takes into consideration the performance and seniority of the each employee when carrying out her/his duty.

The variable compensation, in turn, acknowledges the employee’s dedication level, the results achieved and its their short-, medium- and long-term sustainability.

In addition, employees have wage adjustments and guaranteed profit sharing, established in Collective Bargaining Agreements, signed between the unions of each category of employee at the respective base date.

b) benefit policy

The Issuer and its controlled companies provide several benefits established in the Collective Bargaining Agreements with the unions of the many categories of employee, of, which the conditions are defined in such documents (allowances for meals, nursery/nanny care for children and transportation, etc.). Besides these benefits, there are additional and differentiated benefits, such as: (i) medical and dental care plan; (ii) private pension plan; (iii) group life insurance; (iv) psychosocial service; and (v) differentiated treatment in the use of banking products and services.

Moreover, other benefits are given to the employees of the Issuer and its controlled companies through entities that are part of the Itaú Unibanco Conglomerate, such as Fundação Itaú Unibanco Clube and Instituto Assistencial Pedro di Perna.

c) Characteristics of share-based payment to non-management employees, identifying:

I - Groups of beneficiaries

In extraordinary cases, options granted within the Issuer’s stock option plan described in subitem 13.4 may be allocated to eligible employees of the Issuer or its controlled companies, as described in item 13.4 “a”.

II - Exercise conditions

The non-management employee must be highly qualified or with great potential or performance of the Issuer and/or controlled companies.

III - Exercise prices

See subitem “i” of item 13.4.

IV - Exercise terms

See subitem “j” of item 13.4.

V - Number of shares committed by the plan

See subitem “f” of item 13.4.

14.4. Describe the relations between the Issuer and unions

The relationship of Itaú Unibanco with all unions that represent its employees is developed in a structured and transparent way. The bank’s operations are conducted in accordance with the Agreements Nos. 87 and 98 contained in the principles and rights set out by the International Labor Organization (ILO), which guarantee union movement freedom, protection of the right to belong to an union, freedom of union operation without interference from authorities and the right to collective bargaining.

The bank assures that union member employees shall not suffer discrimination on the grounds of their union affiliation. The company honors the Collective Bargaining Agreement, allowing union entities to run union affiliation campaigns in all of its units. Accordingly, it recognizes the prerogatives of employees elected to management positions in the unions that represent them.

The Collective Bargaining Agreements signed annually by labor and trade unions include 100% of the company’s employees.

Reference Form 2009 – Itaú Unibanco Holding S.A

ITEM 15 -  CONTROL

15.1. Identify the controlling shareholders or group of shareholders, indicating with respect to each of them:

a) name
b) nationality
c) Individual Taxpayer’s Registry Number (“CPF”)/Legal Entity Taxpayer’s Registry Number (“CNPJ”)
d) number of shares held, per class and type
e) percentage held with respect to the related class or type
f) percentage held with respect to total capital
g) whether they participate in the shareholders’ agreement

Itaú Unibanco Holding S.A.	Common shares	%	Preferred shares	%	Total	%	Participates in the shareholders’ agreement
IUPAR - Itaú Unibanco Participações S.A.
Nationality: Brazilian
CNPJ 04.676.564/0001-08	1,167,536,097	51.00	0	-	1,167,536,097	25.54	YES
Itaúsa - Investimentos Itaú S.A.
Nationality: Brazilian
CNPJ 61.532.644/0001-15	885,142,979	38.66	77,192	0.01	885,220,171	19.37	YES
Other	236,607,399	10.34	2,281,572,552	99.99	2,518,179,951	55.09	NO

h) If the shareholder is a legal entity, provide a list containing the information mentioned in subitems “a” and “d” on its direct and indirect parent companies, even if they are natural persons, provided that this information is treated as confidential because of the legal nature of the business or by the legislation of the country where the shareholder or parent company was incorporated

IUPAR - Itaú Unibanco Participações S.A.	Common shares		%	Preferred shares	%	Total	%
Itaúsa - Investimentos Itaú S.A.
Nationality: Brazilian	355,227,092	"A"	50.00	350,942,273	100.00	706,169,365	66.53
CNPJ 61.532.644/0001-15
Companhia E. Johnston de Participações
Nationality: Brazilian	355,227,092	"A"	50.00	-	-	355,227,092	33.47
CNPJ 04.679.283/0001-09
Companhia E. Johnston de Participações	Common shares	%	Preferred shares	%	Total	%
Fernando Roberto Moreira Salles
Nationality: Brazilian	400	25.00	800	25.00	1,200	25.00
CPF 002.938.068-53
João Moreira Salles
Nationality: Brazilian	400	25.00	800	25.00	1,200	25.00
CPF 667.197.397-00
Pedro Moreira Salles
Nationality: Brazilian	400	25.00	800	25.00	1,200	25.00
CPF 551.222.567-72
Walther Moreira Salles Júnior
Nationality: Brazilian	400	25.00	800	25.00	1,200	25.00
CPF 406.935.467-00
Itaúsa - Investimentos Itaú S.A.	Common shares	%	Preferred shares	%	Total	%
Companhia ESA
Nationality: Brazilian	1,018,149,615	60.97	479,861,225	17.93	1,498,010,840	34.47
CNPJ 52.117.397/0001-08

Reference Form 2009 – Itaú Unibanco Holding S.A

Companhia ESA	Common shares	%	Total	%
Maria de Lourdes Egydio Villela
Nationality: Brazilian	129,109,317	13.31	129,109,317	13.31
CPF 007.446.978-91
Alfredo Egydio Arruda Villela Filho
Nationality: Brazilian	197,722,938	20.39	197,722,938	20.39
CPF 066.530.838-88
Ana Lúcia de Mattos Barretto Villela
Nationality: Brazilian	197,722,938	20.39	197,722,938	20.39
CPF 066.530.828-06
Ricardo Villela Marino
Nationality: Brazilian	35,093,889	3.62	35,093,889	3.62
CPF 252.398.288-90
Rodolfo Villela Marino
Nationality: Brazilian	35,093,890	3.62	35,093,890	3.62
CPF 271.943.018-81
Espólio de Olavo Egydio Setubal
Nationality: Brazilian	57,724,548	5.95	57,724,548	5.95
CPF 007.773.588-91
Paulo Setubal Neto
Nationality: Brazilian	54,877,623	5.66	54,877,623	5.66
CPF 638.097.888-72
Carolina Marinho Lutz Setubal
Nationality: Brazilian	1,119	-	1,119	-
CPF 077.540.228-18
Julia Guidon Setubal
Nationality: Brazilian	1,119	-	1,119	-
CPF 336.694.358-08
Paulo Egydio Setubal
Nationality: Brazilian	1,119	-	1,119	-
CPF 336.694.318-10
Maria Alice Setubal
Nationality: Brazilian	26,063,415	2.69	26,063,415	2.69
CPF 570.405.408-00
Fernando Setubal Souza e Silva
Nationality: Brazilian	1,119	-	1,119	-
CPF 311.798.878-59
Guilherme Setubal Souza e Silva
Nationality: Brazilian	1,119	-	1,119	-
CPF 269.253.728-92
Tide Setubal Souza e Silva Nogueira
Nationality: Brazilian	1,119	-	1,119	-
CPF 296.682.978-81
Olavo Egydio Setubal Júnior
Nationality: Brazilian	47,627,126	4.90	47,627,126	4.90
CPF 006.447.048-29
Bruno Rizzo Setubal
Nationality: Brazilian	1,119	-	1,119	-
CPF 299.133.368-56
Camila Rizzo Setubal
Nationality: Brazilian	1,119	-	1,119	-
CPF 350.572.098-41
Luiza Rizzo Setubal
Nationality: Brazilian	1,119	-	1,119	-
CPF 323.461.948-40

Reference Form 2009 – Itaú Unibanco Holding S.A

Roberto Egydio Setubal
Nationality: Brazilian	47,410,195	4.89	47,410,195	4.89
CPF 007.738.228-52
Mariana Lucas Setubal
Nationality: Brazilian	1,119	-	1,119	-
CPF 227.809.998-10
Paula Lucas Setubal
Nationality: Brazilian	1,119	-	1,119	-
CPF 295.243.528-69
José Luiz Egydio Setubal
Nationality: Brazilian	47,131,202	4.86	47,131,202	4.86
CPF 011.785.508-18
Beatriz de Mattos Setubal
Nationality: Brazilian	1,119	-	1,119	-
CPF 316.394.318-70
Gabriel de Mattos Setubal
Nationality: Brazilian	1,119	-	1,119	-
CPF 348.338.808-73
Alfredo Egydio Setubal
Nationality: Brazilian	47,156,878	4.86	47,156,878	4.86
CPF 014.414.218-07
Marina Nugent Setubal
Nationality: Brazilian	1,119	-	1,119	-
CPF 384.422.518-80
Ricardo Egydio Setubal
Nationality: Brazilian	47,133,442	4.86	47,133,442	4.86
CPF 033.033.518-99
Common shares: Book-entry common shares
Preferred shares: Book-entry preferred shares

i) Date of the latest change

03/05/2010

15.2. In a table, please present a list containing the information below on shareholders or groups of shareholders that act together or that represent the same interest, with an ownership interest equal to or higher than 5% in the same class or type of shares that are not listed in item 15.1:

Name	Nationality	CPF / CNPJ	Number of common shares	% of common shares	Number of preferred shares	% of preferred shares	% in total capital of the company	Participates in the shareholders’ agreement	Date of the last change
N/A

15.3. In a table, please describe the distribution of capital, as determined in the last Annual Shareholders' Meeting:

Description of capital distribution	Composition based on the Annual Shareholders' Meeting held on:
	April 24, 2009	April 26, 2010
Number of individual shareholders	202,887	193,850
Number of corporate shareholders	22,667	22,603
Number of institutional investors	-	-
Number of outstanding common shares	278,389,931	278,188,037
Number of outstanding preferred shares	2,199,789,401	2,225,264,731

Reference Form 2009 – Itaú Unibanco Holding S.A

15.4. Should the issuer wish, please insert a flowchart of the issuer’s shareholders, identifying all direct and indirect parent companies, as well as the shareholders who have an interest equal to or higher than 5% in a class or type of shares, provided that it is compatible with the information presented in items 15.1 and 15.2

Data base: 06/11/2010

15.5. With respect to any shareholders’ agreement filed at the issuer’s head office or to which the parent company is a party that regulates the exercise of the voting right or the transfer of shares issued by the Issuer, please indicate:

a) parties

Companhia E. Johnston de Participações (“Cia E. Johnston”) and Itaúsa – Investimentos Itaú S.A. The controlling shareholders of Companhia E. Johnston de Participações (the Moreira Salles family) and of Itaúsa – Investimentos Itaú S.A. (the Villela and Setubal families) are intervening consenting parties. This shareholders’ agreement refers to the exercise of the voting rights and to the transfer of shares.

b) date of execution

Entered into on January 27, 2009

c) term of effectiveness

The shareholders’ agreement will be in effect for a period of 20 years from January 27, 2009 and may be automatically renewed for successive periods of ten years, unless any shareholder request otherwise, in writing, one year prior to the end of each effectiveness period, according to the procedures set forth in the shareholders’ agreement.

d) description of the clauses related to the exercise of the voting rights and control

The parties undertake to always vote in unison on all matters which are incumbent upon the shareholders’ meetings and to elect most of the management members of Itaú Unibanco Holding and of its controlled companies.

e) description of the clauses related to the appointment of management members

The Board of Directors shall be composed of 14 members, six of whom shall be appointed by the controlling shareholders of Itaúsa and by the Cia. E. Johnston. The other eight Board members shall be independent. Itaú Unibanco Holding’s chairman of the Board of Directors is Mr. Pedro Moreira Salles and the Chief Executive Officer is Mr. Roberto Egydio Setubal.

f) description of the clauses related to the transfer of shares and the preemptive right to purchase them

Preemptive and tag-along rights. The shares issued by IUPAR cannot be transferred by Itaúsa – Investimentos Itaú S.A. or by the Moreira Salles family to third parties until November 3, 2018. After this period, if one of the parties decides to transfer the shares of IUPAR, the other party may opt to (a) exercise the preemptive right and purchase the shares, or (b) exercise the tag-along right pursuant to the same terms and conditions, or (c) waive both preemptive and tag-along rights. Itaúsa may, at its own free will,  transfer the shares issued by Itaú Unibanco Holding that it directly owns. Finally, if Itaúsa – Investimentos Itaú S.A. and the Moreira Salles family decide to jointly transfer the totality of their shares issued by IUPAR, Itaúsa – Investimentos Itaú S.A. may exercise its tag-along rights in order to include all or a portion of the shares issued by Itaú Unibanco Holding that it directly owns.

Reference Form 2009 – Itaú Unibanco Holding S.A

g) description of the clauses that restrict or condition the voting rights of the members of the Board of Directors

The IUPAR shareholders’ agreement provisions state that the members appointed as established therein shall always vote jointly on certain matters.

15.6. Indicate relevant changes in the ownership interests of the Issuer’s control group and management members

Itaú and Unibanco Merger

On November 3, 2008, the parent companies of Itaúsa and Unibanco Holdings signed an agreement for the merger of the financial operations of Itaú and Unibanco in order to create the largest private financial conglomerate in the Southern Hemisphere.

This agreement included a corporate restructuring with the migration of the shareholders of Unibanco Holdings S.A. (“Unibanco Holdings”) and of Unibanco - União de Bancos Brasileiros S.A. (“Unibanco”), upon mergers of shares, into a publicly-held company named Itaú Unibanco Holding S.A., the former Banco Itaú Holding Financeira S.A. (“Itaú Unibanco Holding”), the control of which has from then on been shared between Itaúsa – Itaú Investmentos Itaú S.A. and the controlling shareholders of Unibanco Holdings S.A., through a non-financial holding created within this restructuring (IUPAR).

Ownership structure

The chart below summarizes the transaction.

15.7. Supply other information that the Issuer may deem relevant

None.

Reference Form 2009 – Itaú Unibanco Holding S.A

ITEM 16 - TRANSACTIONS WITH RELATED PARTIES

16.1. Describe the Issuer’s rules, policies and practices regarding the carrying out of transactions with related parties, as determined by the accounting rules that address this matter

Pursuant to the Corporate Governance Policy,  which consolidates the principles and practices of Corporate Governance adopted by the Company, business carried out between the Company and related parties is ruled by compliance with legal standards and ethics.

These standards do not limit the Company’s capability to conduct transactions in the interbank market with its affiliates that are financial institutions, carried out at the same prices, terms and rates adopted in the market. These transactions are eliminated from the Company’s consolidated position and results of operations, being also inspected by independent auditors and disclosed in the quarterly Financial Statements.

The other transactions with related parties follow the same criterion of strict compliance with legal standards, to prevent favoritism between companies or controlling companies. Thus, such contracts are always exhaustively analyzed by top management.  Should a member of the Company’s Board of Directors be a party to these transactions, they should be analyzed by the Appointments and Corporate Governance Committee.

Specifically regarding loan operations, financial institutions are prevented by law from granting loans or advances to (i) controlling companies of the institution and individuals and companies related thereto; (ii) directors, members of the Board of Directors and Fiscal Council  of the institution and individuals and companies related thereto; (iii) entities controlled by the financial institution , or in which it holds, either directly or indirectly, more than 10.0% of capital stock; or (iv) entities that hold, either directly or indirectly, more than 10.0% of the capital stock of the financial institution.

Reference Form 2009 – Itaú Unibanco Holding S.A

16.2. Inform, in relation to transactions with related parties that, according to accounting standards, should be disclosed in the financial statements of the issuer or consolidated and have been concluded in the past a fiscal years or are in force in the current fiscal year:

Note a) Name of related parties	Note b) Relationship of the parties with the issuer	Note c) Date of transaction	Note d) Subject matter of the agreement	Note e) Amount involved in the transaction	Note f) Existing balance	Note g) Amount corresponding to the interest of the related party in the transaction, if it can be calculated	Note h) Related guarantees and insurance	Note i) Due date	Note j) Termination or extinction conditions	Note k) When the relationship is a loan or other type of debt, inform: I -nature and reasons for the transaction II - interest rate charged [ILLEGIBLE]
Duratex S.A.	Non-financial subsidiary of ITAÚSA, main controlling	11/5/2009	Deposits	(4)	(4)	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable
	company of Itaú Unibanco Holding	10/11/2009	Deposits	(14)	(14)	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable
Itaúsa Empreendimentos S.A.	Non-financial subsidiary of ITAÚSA main controlling	11/24/2009	Resale agreement	(31)	(31)	Not applicable	Not applicable	11/22/2010	Not applicable	Not applicable
	company of Itaú Unibanco Holding	7/12/2009	Resale agreement	(17)	(17)	Not applicable	Not applicable	11/28/2011	Not applicable	Not applicable
ITH Zux Cayman Company Ltd	Non-financial subsidiary of ITAÚSA main controlling company of Itaú Unibanco Holding		Deposits	(41)	(41)	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable
Itaúsa Investimentos S.A.	Main controlling company of Itaú Unibanco Holding S.A.	11/3/2008	Amounts recievable from (Payable to) related companies	(73)	(73)	Not applicable	Not applicable	3/11/2010	Not applicable	Not applicable
Itautec S.A.	Non-financial subsidiary of ITAÚSA main controlling company of Itaú Unibanco Holding	Not defined	Data processing: Specialized technical assistance and maintenance of equipment.	(274)	(274)	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable
(1) Fundação Itaubanco (2) Itaúsa Investimentos Itaú S.A. (1) FUNBEP - Fundo de Pensão Multipatrocinado	(1) Closed-end private pension entities, that administer supplementary retirement plans sponsored by Itaú Unibanco Holding (2) Main controlling company of Itaú Unibanco Holding S.A.	1/1/2008	Rental agreement	(32)	(32)	Not applicable	Not applicable	12/31/2012	Not applicable	Annual adjustment: variation of IGPM/FGV
Instituto Itaú Cultural Fundação Itaú Social Instituto Unibanco de Cinema Associação Clube "A"	Entities sponsored by Itaú Unibanco and subsidiaries to act in their respective areas of interest	Not defined since it is donation	Donations for investment in social projects, in accordance with Law No. 8.313/91 art. 26.	(50)	(50)	Not applicable	Not applicable	Not defined since it is donation	Not applicable	Not applicable
(1) Fundação Itaúbanco (1) FUNBEP - Fundo de Pensão Multipatrocinado (1) UBB Prev Previdência Complementar (2) Itaúsa Investimentos S.A.	(1) Closed-end private pension entities, that administer supplementary retirement plans sponsored by Itaú Unibanco Holding (2) Main controlling company of Itaú Unibanco Holding S.A.	Not defined	Provision of sundry services	13	13	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable

Reference Form 2009 – Itaú Unibanco Holding S.A

16.3. With respect to each of the transactions or group of transactions mentioned in item 16.2 above that took place in the previous year: (a) identify the measures taken to address conflicts of interest; and (b) show the strictly commutative nature of the agreed-upon conditions or the proper compensatory payment

The consolidated transactions presented in item 16.2, base date December 31, 2009, between Itaú Unibanco Holding S.A. and related parties were carried at amounts, rates and terms that ara usual in the market, on an arm’s length basis, and therefore they do not give rise to any benefit or loss for the parties, particularly:

•	Demand deposits – There is no remuneration;
•	Resale agreements;
•	Data processing expenses (Itautec) – the refer to expenses on specialized technical assistance and maintenance of equipment;
•	Donations – made in compliance with the entities’ respective bylaws and social projects to be implemented;
•	Rental expenses – in accordance with the usual market practices, subject to annual adjustment at the variation of IGPM/FGV;
•
Amounts payable by related companies – price adjustment related to the purchase of investment the variation of which is reflected in accordance with the change in the market value of the purchased investment.

Reference Form 2009 – Itaú Unibanco Holding S.A

ITEM 17 – CAPITAL

17.1. Prepare a table containing the following information on capital:

	Issued Capital	Subscribed capital	Paid-up capital	Term for the payment of capital that has not yet been paid up	Authorized capital	Securities convertible into shares	Conversion conditions
In Reais (R$)	45,000,000,000,00	45,000,000,000,00	45,000,000,000,00	-	-	-	-
In Reais (R$)	4,570,936,219	4,570,936,219	4,570,936,219	-	6,000,000,000	11/28/2011
Common shares	2,289,286,475	2,289,286,475	2,289,286,475	-	3,000,000,000	11/28/2011	-
Preferred shares	2,281,649,744	2,281,649,744	2,281,649,744	-	3,000,000,000	11/28/2011	-

17.2. With respect to the issuer’s capital increases, please indicate:

a) date of resolution
b) body that resolved the increase
c) date of issue
d) total amount of increase
e) number of securities issued, specifying class and type
f) issue price
g) payment form:
I - Cash
II - If assets, please describe
III - If rights, please describe
h) criteria used to determine the issue price (Article 170, paragraph 1, of Law No. 6,404 of 1976)
i) indication of whether the subscription was private or public
j) percentage that the increase represented in relation to the capital amount existing immediately prior to the increase

Date of resolution		04/23/2008	11/28/2008	04/24/2009
Body that resolved on the increase		Shareholders’ Meeting	Shareholders’ Meeting	Shareholders’ Meeting
Date of issue		05/30/2008	11/28/2008	08/28/2009
Total amount of increase		R$ 2,745,787,000	R$ 12,000,000,000	R$ 16,000,000,000
Number of	C	310,683,716	527,750,941	208,116,952
securities issued	P	293,997,982	614,237,130	207,422,704
Issue price		4.540880	10.512941	38.504147
Payment form		Capitalization of reserves and share bonus	Merger of shares of Banco Itaú S.A.	Capitalization of reserves and share bonus
Criterion		Not applicable	Book value	Not applicable
Private or public subscription		Not applicable	Not applicable	Not applicable
% in relation to the capital prior to the increase		19.26	70.59	55.17
C: Book-entry common share
P: Book-entry preferred share

Reference Form 2009 – Itaú Unibanco Holding S.A

17.3. With respect to splits, reverse splits and bonuses, please in a table format:

Splits:	Number of shares before the approval		Number of shares after the approval
Date of resolution	C	P	C	P
08/27/2007	626,500,256	595,495,964	1,253,000,512	1,190,991,928

Reverse splits:	Number of shares before the approval		Number of shares after the approval
Date of resolution	C	P	C	P
-	-	-	-	-

Bonuses:	Number of shares before the approval		Number of shares after the approval
Date of resolution	C	P	C	P

04/23/2008	1,253,000,512	1,190,991,928	1,553,418,582	1,469,989,910

04/24/2009	2,081,169,523	2,074,227,040	2,289,286,475	2,281,649,744

C: Book-entry common share
P: Book-entry preferred share

17.4. With respect to the issuer´s capital reductions, please indicate:

a) date of resolution

Not applicable.

b) date of reduction

Not applicable.

c) total amount of reduction

Not applicable.

d) number of shares cancelled by the reduction, specifying class and type

Not applicable.

e) amount reimbursed per share

Not applicable.

f) form of reimbursement:
I - Cash
II - If assets, please describe
III - If rights, please describe

Not applicable.

g) percentage that the reduction represented in relation to the capital amount existing immediately prior to the increase

Not applicable.

h) reason for the reduction

Not applicable.

Reference Form 2009 – Itaú Unibanco Holding S.A

17.5. Supply other information that the Issuer may deem relevant

At the Shareholders’ Meeting of April 23, 2008, shareholders resolved to cancel 10,265,646 common shares and 15,000,000 preferred shares issued by the company and held in treasury, purchased through repurchase programs authorized by the Board of Directors, pursuant to CVM Instructions Nos. 10/80, 268/97 and 390/03, without reduction in capital, through the absorption of R$ 743,170,045.09 recorded in Capital Reserve – Reserve of Premium on Issuance of Shares.

As a result of this cancellation, subscribed capital of R$ 14,254,213,000.00 comprised 2,418,726,794 book-entry shares with no par value, of which 1,242,734,866 were common and 1,175,991,928 were preferred.

At the Shareholders’ Meeting of November 28, 2008, shareholders resolved to cancel 10,000,000 preferred shares issued by the company and held in treasury, purchased through repurchase programs authorized by the Board of Directors, pursuant to CVM Instructions Nos. 10/80, 268/97 and 390/03, without reduction in capital, through the absorption of R$ 259,635,200.00 recorded in Capital Reserve - (Reserve of Premium on Issuance of Shares).

As a result of this cancellation, subscribed capital of R$ 17,000,000,000.00 comprised 3,013,408,492 book-entry shares with no par value, of which 1,553,418,582 were common and 1,459,989,910 were preferred.

Reference Form 2009 – Itaú Unibanco Holding S.A

ITEM 18 - SECURITIES

18.1. Describe the rights of each class and type of share issued:

The Issuer’s Bylaws set forth two types of shares: common and preferred, both book-entry, with no par value and of a single class.

a) right to dividends

Shareholders are entitled to receive as mandatory dividend, in each year, the minimum amount of twenty five per cent (25%) of net income computed in the same year, adjusted by the addition or deduction of the amounts specified in letters “a” and “b” of item I of article 202 of the Brazilian Corporate Law and in compliance with items II and III of the same legal provision.

The preferred shares allow their holders priority in the payment of annual minimum dividend of R$ 0.022 per share, which is non-cumulative and adjusted in the case of split or reverse split.

After the payment of priority dividends on of preferred shares, the dividend of common shares will be paid in the amount of R$ 0.022 per share, which is non-cumulative and adjusted in the case of split or reverse split.

b) voting rights

Each common share corresponds to one vote in the resolutions taken at the Shareholders’ Meetings.

Preferred shares do not entitle to their holders to voting rights.

c) convertibility into another class or type of share, indicating:
I - Conditions
II - Effects on capital

The Issuer’s shares, neither common nor preferred, are not convertible.

d) rights in the reimbursement of capital

In the case of the liquidation of the Issuer, the shareholders shall receive payments related to the reimbursement of capital, in proportion to their interests in capital, after the payment of all of the Issuer’s obligations.

Pursuant to articles 45 and 137 of the Brazilian Corporate Law, the shareholders that dissent from the resolutions approved in Shareholders’ Meetings may leave the Issuer, upon reimbursement of the value of their shares, in which case the reimbursement shall be based on the book value.

e) right to participate in public offering from disposal of control

In the event of a disposal of control, the common and preferred shares shall be included in the public offering of shares, and entitle their holders a price equal to 80% (eighty percent) of the value paid per share of the controlling stake.

f) restrictions on trading

None.

g) conditions for changing the rights assured by such securities

There are no requirements in the Bylaws additional to those existing in the Brazillian Corporate Law that change the rights assured by the securities issued by the Issuer.

h) other relevant characteristics

None.

i) Foreign issuers should identify the differences between the characteristics described in items “a” and “i” and those usually attributed to similar securities issued by local issuers, identifying which are inherent to the described security and which are imposed by rules of the issuer’s original country or of the country where its securities are in custody

Not applicable.

Reference Form 2009 – Itaú Unibanco Holding S.A

18.2. Describe, if applicable, the statutory rules that limit the voting rights of significant shareholders or that force them to carry out a public offering

None.

18.3. Describe exceptions and suspension clauses related to equity or political rights provided for in the Byelaws

None.

18.4. In a table format, please give details of the trading volume, and the highest and lowest prices of securities traded on stock exchanges or organized over-the-counter markets in each of the quarters of the past three years

The tables below present the prices, for the indicated periods, adjusted by events such as reverse split and bonus paid in subsequent periods:

ITUB4
Quarter ended	Minimum	Maximum	Trading volume (R$ million)
March 2007	24.55	29.09	4,349
June 2007	25.49	32.72	5,543
September 2007	25.89	34.40	7,082
December 2007	29.83	37.45	7,818
March 2008	25.87	33.43	8,721
June 2008	28.76	38.09	8,793
September 2008	24.55	31.72	9,130
December 2008	15.37	29.49	9,322
March 2009	18.47	27.53	8,048
June 2009	22.93	30.36	12,064
September 2009	26.73	36.21	11,178
December 2009	33.00	40.63	12,091

ITUB3
Quarter ended	Minimum	Maximum	Trading volume (R$ million)
March 2007	20.88	24.36	30
June 2007	21.82	28.36	163
September 2007	24.73	31.96	38
December 2007	28.80	35.63	28
March 2008	23.86	31.71	18
June 2008	26.84	32.73	116
September 2008	22.45	28.55	23
December 2008	14.66	26.82	46
March 2009	16.00	21.73	106
June 2009	19.55	24.19	62
September 2009	21.73	29.30	129
December 2009	26.50	31.45	178

ITUB
Quarter ended	Minimum	Maximum	Trading volume (US$ million)
March 2007	11.47	13.89	3,554
June 2007	12.47	16.95	4,456
September 2007	12.16	18.61	6,853
December 2007	16.25	21.37	7,067
March 2008	14.57	19.82	9,559
June 2008	16.80	23.53	9,737
September 2008	10.38	20.03	10,792
December 2008	6.09	17.71	8,028
March 2009	7.55	12.69	6,227
June 2009	9.95	15.52	9,486
September 2009	13.32	20.50	10,474
December 2009	18.80	23.95	15,869

Reference Form 2009 – Itaú Unibanco Holding S.A

18.5. Describe securities issued other than shares, indicating:

Note Programme of Itaú Unibanco Holding S.A. (Medium-Term Note Programme)

On March 29, 2010, the Medium-Term Note Programme (“Programme”) of Itaú Unibanco Holding S.A. (acting through its head office in Brazil or by means of its branch in the Cayman Islands) was launched. Below is a description of the first issue of Subordinated Notes issued in the scope of the Programme.

a. Identification of the Security: Medium-Term Notes (“Notes”)
b. Number: 01 Global Note in the principal amount of item (c) below, that may be fractioned in the minimum denomination of US$ 100,000.00 and integer multiples from US$ 1,000.00 on.
c. Amount: US$ 1,000,000,000.00
d. Issue Date: April 15, 2010.

e. Restrictions on Outstanding Securities:

•               The Notes are only offered pursuant to Rule 144A and Regulation S of the United States of America, so that the purchasers of the Notes should meet certain conditions, including, but not limited to, representations that they are Qualified Institutional Buyers, pursuant to Rule 144A , or Non-US Persons, pursuant to Regulation S, and that they understand that the Notes were not registered under the Securities Act of 1933 (“Securities Act”).  .

•       The secondary trading of Notes, or of any other right related to them, shall depend on the delivery, by the seller, of a statement to the transfer agent on its compliance with the legislation applicable to the Notes.

f. Convertibility: None.
g. Possibility of Redemption: Yes, as follows.
Cases for Redemption:

Early redemption of Subordinated Notes due to tax reasons: Subject to authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes shall be redeemed at the Issuer’s discretion, always in their totality and at any time, upon prior notice to the holders of the Notes and subject to certain tax-nature conditions.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization of the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of Subordinated Notes, should there be a regulatory event. A regulatory event is defined as a written notice from the Brazilian regulatory authorities, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential Equity.

The Subordinated Notes may not be redeemed early at the holders’ discretion.

The Subordinated Notes will be cancelled in all the aforementioned cases for redemption.

Formula for the Calculation of the Redemption Amount:

Early redemption of Subordinated Notes due to tax reasons: 100% of the denominated value of US$ 1,000.00.

Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$ 1,000.00.

h. when the securities are debt-related, please indicate, when applicable:

Maturity, including early maturity conditions

   The maturity date of the Notes is April 15, 2020.

If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the trustee of the holders of the Notes, if so instructed by the holders of at least one third (1/3) – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, for which payment shall become immediately required, subject to the terms governing the calculation of the early redemption amount.

Reference Form 2009 – Itaú Unibanco Holding S.A

                 If (i) the Issuer is dissolved (except in connection with a merger or corporate reorganization not involving bankruptcy or insolvency and provided that the Issuer’s legal successor  assumes the obligation arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that such actions are not suspended within sixty (60) days counted from their submission.

The Issuer, however, shall only be obliged to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of is liabilities, it being clear that the payment of Subordinated Notes should observe the terms of subordination.

Interest:

These are fixed-rate Notes,  of which the interest rate is 6.20% p.a.

The payments of principal and interest shall be made by The Bank of New York Mellon, London and Luxembourg branches.

Interest shall be levied on the face value of each Note, from the issue date of the Notes, and it shall be due every six months.

Guarantees:

None. In the event of the Issuer’s winding up, the holders of the Notes will receive repayment after all the other special creditors, with secured guarantees and after all the other unsecured creditors are satisfied.

Type: Subordinated. See item “J” – Other relevant characteristics.
Possible restrictions imposed on the issuer with respect to:
• distribution of dividends: None.
• disposal of certain assets: None.
• contracting of new debts: None.
• issue of new securities: None.

Trustee, indicating the main terms of the agreement: The Bank of New York Mellon shall act as the trustee of the holders of the Notes, pursuant to the Trust Deed dated March 29, 2010, entered into by the Issuer and The Bank of New York Mellon. The agreement sets forth the compensation of the trustee and limitations to its duties and powers. The trustee and its affiliated companies may complete operations with the issuer and its affiliated companies, at no profit.

i. Conditions for changing the rights assured by such securities:

Certain changes can be made in the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that constitute minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate reorganization; (vi) that does not substantially affect the rights of the holders of the Notes. The changes shall be announced to the holders of Subordinated Notes by the trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Notes may be considered as included in Tier II of the Referential Equity, pursuant to CMN Resolution No. 3.444. The Issuer cannot make any change that implies modification, in any level, to the interest rate of the Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levy, the maturity date originally agreed, or the subordination of said Notes.

Reference Form 2009 – Itaú Unibanco Holding S.A

j. Other relevant characteristics:

•    The Notes are direct, unsecured and subordinated obligations of the Issuer, and they shall be subordinated in payment preference to all the Issuer’s other liabilities (except the obligations to shareholders). The Notes shall be ranked equally, with no preference, and they shall have, at any time and considering certain exceptions set forth in legislation, the same payment preference as all current and future subordinated obligations, with no guarantee of the Issuer, pursuant to Resolution No. 3.444, of February 28, 2007 issued by the CMN.

•    The Notes were established by a Trust Deed, dated March 29, 2010, entered into by the Issuer and The Bank of New York Mellon, as the trustee of the holders of Subordinated Notes. Each issue of Notes shall be supplemented by the issue of the Final Terms, in the model agreed upon by the Issuer and the trustee.

•    The Notes issued solely as book-entry notes.

•    The Notes were offered by the syndicate of dealers of the operation, under the Dealer Agreement, dated March 29, 2010.

•    The Dealers of this issue are: Banco Itaú Europa S.A. – London Branch; Goldman Sachs & Co. and Morgan Stanley & Co. Incorporated. The Dealers may be changed at any time by the Issuer.

•    An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Programme to be admitted for trading on the Euro MTF market, managed by that stock exchange, for a 12-month period counted from March 29, 2010. The first listing day of the Notes was April 15, 2010.

•    The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Buyers, as defined in Rule 144A of the Securities Act; and (ii) in any other country to Non-US Persons, in accordance with the definition of Regulation S of the Securities Act. See item “E – “Restriction on Outstanding Securities”.

•    There has been and there will be no effort for the public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any similar body in any other country. The Notes shall be issued, placed, distributed, offered or traded in the Brazilian capital market.

•    The Notes and all documents referring to the Programme shall be governed by the English laws and the courts of England shall be competent to settle any doubts arising from the Programme and the Notes issued in its scope.

•    Subject to the authorization of the Central Bank of Brazil, and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and at any price, repurchase the Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Notes so purchased shall neither entitle the Issuer to attend the annual meetings of the holders of Notes nor to be computed for quorum purposes in the said meetings.

•    Any payment of principal and interest of the Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such values may cause, noncompliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3.444 or CMN Resolution No. 2.099, of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulation applicable to the Issuer.

18.6. Indicate the Brazilian markets in which the issuer’s securities are admitted for trading

 The shares of Itaú Unibanco were listed for trading on BM&FBOVESPA on March 24, 2003, in substitution of the securities issued by Itaubanco, which were traded since October 20, 1944.

 Reiterating our historical commitments to transparency, to corporate governance and to the strengthening of capital markets, Itaú Unibanco is among the first companies to have spontaneously adhered to the Differentiated Corporate Governance Index of BM&FBOVESPA – Level I on June 22, 2001.

Reference Form 2009 – Itaú Unibanco Holding S.A

18.7. With respect to each class and type of security admitted for trading in foreign markets, please indicate:

	ITUB (ADS - American Depositary Share)	ITUB4 (CEDEAR – Argentinean Deposit Certificates)	Medium-Term Note Programme - Notas Série N.º 1
a. country	United States of America	Argentina	Grão-Ducado de Luxemburgo*
b. market	New York Stock Exchange	Bolsa de Comércio de Buenos Aires	Bolsa de Valores de Luxemburgo
c. managing entity of the market in which the securities are admitted for trading	U.S. Securities and Exchange Commission	Comisión Nacional de Valores	Commission de Surveillance du Secteur Financier
d. date of admission for trading	May 31, 2001.	April 28, 1998	April,15 2010.
e. if applicable, indicate the trading segment	Level II	-	Euro MTF
f. date the securities were first listed in the trading segment	February 21, 2002	April 28, 1998	April,15 2010.
g. percentage of trading volume abroad in relation to total trading volume of each class and type in the previous year	67%(1)	0.0089%	N/A
h. if applicable, proportion of deposit certificates issued abroad in relation to each class and type of shares	34%(2)	0.22%	N/A
i. if applicable, depository bank	The Bank of New York Mellon	Banco Itaú Buen Ayre	The Bank of New York Mellon
j. if applicable, custodian institution	Itaú Unibanco Holding S.A.	Itaú Unibanco Holding S.A.	The Bank of New York Mellon
(1) Total trading volume of ADSs in relation to the total volume of preferred shares traded in 2009.
(2) Balance of ADSs in relation to the preferred shares of capital stock outstanding at December 31, 2009

18.8. Describe the public offerings for distribution carried out by the Issuer or third parties, including parent companies and affiliated and subsidiary companies, related to the issuer’s securities

None.

18.9. Describe the public offerings for acquisition carried out by the Issuer related to shares issued by third parties

None.

18.10 Supply other information that the issuer may deem relevant

Itaú Unibanco Holding S.A. has subsidiaries in its financial group that can issue securities on their own behalf. In this item, only the issue of securities of Itaú Unibanco Holding S.A. itself were described.

Reference Form 2009 – Itaú Unibanco Holding S.A

ITEM 19 - REPURCHASE PLANS AND TREASURY SECURITIES

19.1. With respect to the share repurchase plan, supply the following information:

a) dates of the resolutions that approved the repurchase plans

Meetings of the Board of Directors held on 10/30/2006, 11/05/2007, 11/03/2008 and 10/30/2009

b) with respect to each plan, please indicate:

I - Number of shares provided for, specifying class and type

Date of resolution	Book-entry Common	Book-entry Preferred
10/30/2006	1,731,000	37,022,000
11/05/2007	5,600,000	77,400,000
11/03/2008	19,500,000	68,500,000
10/30/2009	9,000,000	56,700,000

II - Percentage in relation to total outstanding shares, specifying class and type

Date of resolution	Book-entry Common %	Book-entry Preferred %
10/30/2006	2.80	6.59
11/05/2007	3.52	6.86
11/03/2008	7.60	3.42
10/30/2009	3.23	2.56

III - Repurchase period

Date of resolution	Period
10/30/2006	10/30/2006 to 10/29/2007
11/05/2007	11/05/2007 to 11/03/2008
11/03/2008	11/04/2008 to 11/03/2009
10/30/2009	11/04/2009 to 11/03/2010

IV - Reserves and profits available on repurchase

10/30/2006 – Capital Reserves /Reserve of Premium on Issuance of Shares
11/05/2007 – Capital Reserves /Reserve of Premium on Issuance of Shares
11/03/2008 – Capital Reserves /Reserve of Premium on Issuance of Shares and Revenue Reserves/Reserve for Working Capital
10/03/2009 – Capital Reserves /Reserve of Premium on Issuance of Shares and Revenue Reserves/Reserve for Working Capital

V - Other relevant characteristics

None.

VI - Number of shares acquired, specifying class and type

Date of resolution	Book-entry Common	Book-entry Preferred
10/30/2006	686,300	3,241,200
11/05/2007	0	41,857,580
11/03/2008	0	0
10/30/2009	0	185,000

Reference Form 2009 – Itaú Unibanco Holding S.A

VII - Weighed average purchase price, specifying class and type

	Common	Preferred
2009	9.65	37.52
2008	0	30.93
2007	32.40	38.84

VIII - Percentage of shares purchase in relation to total approved

Date of resolution	Common %	Preferred %
10/30/2006	39.65	8.75
11/05/2007	0	54.08
11/03/2008	0	0
10/30/2009	0	0.33

19.2.    With respect to the changes in the securities held in treasury, in a table, specifying kind, class and type please indicate the number, total amount and weighed average purchase price for the following:

2009:

Shares	Initial Balance (in R$)	Average Acquisition Price (in R$)	Acquisitions	Cancellations	Final Balance (in R$)
Common	0	0.00	0	0	0
Non-voting	1,526	37.52	6	501	1,031

2008:

Shares	Initial Balance (in R$)	Average Acquisition Price (in R$)	Acquisitions	Cancellations	Final Balance (in R$)
Common	261	0.00	0	261	0
Non-voting	911	30.93	1,618	1,003	1,526

2007:

Shares	Initial Balance (in R$)	Average Acquisition Price (in R$)	Acquisitions	Cancellations	Final Balance (in R$)
Common	252	32.40	9	0	261
Non-voting	870	38.84	252	211	911

19.3.    With respect to the securities held in treasury at the end of the previous year, please indicate, in a table, specifying kind, class and type:

Share	Quantity	Average price of acquisition (in R$)		Aquisition date	% In relation to securities in circulation in the same class and type
Common	2,202	R$	9.65	January 2009	0.0%
Prefererd	43,588,307	R$	37.52	November 2009	1.9%

19.4. Supply other information that the issuer may deem relevant

All relevant information was disclosed in the previous items.

Reference Form 2009 – Itaú Unibanco Holding S.A

ITEM 20 - SECURITIES TRADING POLICY

20.1. Indicate whether the Issuer has adopted a trading policy for the securities issued by it through direct or indirect controlling shareholders, , members of the Board of Directors, Fiscal Council or of any body created by a statutory provision, that performs technical or advisory functions, informing:

The Issuer is bound by the rules set out by CVM Instruction No. 358 of January 3, 2002, as amended, regarding the trading of its securities. In addition, although it has never been mandatory, since 2002 we have decided to adopt a policy in this sense, which has resulted in rules that are even stricter than those required by the governing body itself. The Issuer also counts on an internal compliance team the activities of which include the monitoring of transactions by those that adhere to our policy on our securities.

Moreover, the Issuer counts on a Disclosure and Trading Committee (originated from the unification in 2006 of our Disclosure Committee and Trading Committee, both created in 2002), the main duty of which is to manage our policies on disclosure and trading, approved on August 10, 2009.

Besides the regulation, our policy and internal structure, some of our areas, because they have access to client information, have policies that are even more specific and strict in order to guarantee that employees do not use insider information to obtain individual advantages (insider trading).

a) date of approval

The current securities trading policy was approved in 2002, taking into consideration that its provisions are constantly reviewed to ensure that they are in line with the best corporate governance practices. The latest change was made on August 10, 2009.

b) insiders

Insiders are: (i) direct or indirect controlling shareholders, officers, members of the Board of Directors, Fiscal Council and any body created by a statutory provision, that performs technical or advisory functions with technical and consulting functions; (ii) members of the statutory bodies of companies in which the Issuer is the only controlling shareholders; (iii) management members that resign from the Issuer’s management or the management of companies in which the Issuer is the only controlling shareholder, over the term of six months counted from the resignation date; (iv) any person who, in view of their job, duty or position in the Issuer or in its controlled, subsidiary or affiliated companies, is aware of material information; e) those who have a business, professional or trust relationship with the Issuer such as independent auditors, securities analysts, consultants and institutions that are part of the distribution system; (v) the spouse or partner and any other dependant included in the annual income tax return of persons impeded from trading indicated in items "i". "ii" and "iii" of this point on insiders.". In addition, the persons that are equivalent to insiders are: (x) the managers of portfolio and investment funds, companies or other institutions or entities in which the insiders are the only quotaholders or shareholders, or in which they may influence the trading decisions; (y) any company that is directly or indirectly controlled by insiders; and (z) any person who has had access to information on an material act or fact through any of insider the persons impeded from trading. We count on compliance teams that, together with the Officers of each area, identify persons who shall be bound by the policy in view of its area or information to which they have access, and these persons are then recorded in a specific system, which currently has approximately seven thousand people listed (among them statutorily compliant persons, their relatives and employees with access to insider information).

c) main characteristics

The trading policy is managed by a Disclosure and Trading Committee, the scope of which covers a range of internal actions aimed at improving information flows and upholding the ethical conduct of their management members and employees who are signatories of this policy, in order to: (i) assure the transparency, quality and safekeeping of the information provided to shareholders, investors, the press, government authorities and other capital markets entities; (ii) observe and apply the criteria established by the policies, so that our management members, shareholders, controlling shareholders and employees, as well as third parties who have a professional or trust relationship with the Issuer follow the ethical and legal standards of the Issuer or values to which it adheres; (iii) evaluate the guidelines and procedures of our trading policy and those that shall be followed in the disclosure of material act or fact, and maintenance of confidentiality of information, as established by our disclosure policy, as well as analyzing in advance the content of press releases; (iv) monitor and regulate the adherence of management members and other employees of our Conglomerate to our policies, and (v) examine cases of the breach of our policies, announcing possible infringements to the Board of Directors and the Ethics Committee.

Reference Form 2009 – Itaú Unibanco Holding S.A

d) provision for black-out periods and description of the procedures adopted to inspect trading in such periods

Insiders, in addition to the restrictions set out in the CVM No. 358/02 Instruction, cannot:

1) Trade securities issued by any company of the Itaú Unibanco Conglomerate or connected to them, from the acknowledgement date to the disclosure date of a material act or fact to the market (except if within the dividend reinvestment program).

2) Trade the securities mentioned in item 1 above during black-out periods, which can be determined by the Investor Relations Officer regardless of any justification or the existence of a material act or fact not yet disclosed.

3) Sell securities of any company of the Itaú Unibanco Conglomerate before the end of a period of 180 days from their purchase (except if within the stock option plan, stock-based compensation program, dividend reinvestment program, exercise of preemptive right to subscription related to shares previously purchased or private negotiation between insiders).

4) Trade securities issued by publicly-held companies of the Itaú Unibanco Conglomerate through intermediaries other than Itaú Corretora de Valores S.A. or Itaú USA Securities Inc.

The control over such transactions so that they do not breach the disclosure and trading policies of the Issuer shall be carried out by Itaú Corretora de Valores S.A. or Itaú USA Securities Inc., being also monitored by the compliance teams.

20.2.  Supply other information that the issuer may deem relevant

In November 2004, the Issuer, following a detailed national and international survey of best corporate governance practice, became, together with Itaúsa – Investimentos Itaú S.A., the first Brazilian company to voluntarily adopt operating rules for the trading of treasury shares. These rules were introduced to govern the trading of own shares undertaken by the Issuer on the stock exchanges where they are traded.

In the view of the Issuer’s management, the adoption of these rules has brought innumerable benefits, among which are the reduction of operational, financial and strategic risk, the creation of an in-house culture for these operations in the capital markets, a reduction in the possibility of market concentration or improper pricing, and the bolstering of the strategy for the repurchase of securities focused on the preservation of liquidity and value to shareholders. All this has led to greater transparency for this type of operation.

As good governance practice, we monthly report the movement of shares in the repurchase program. At present, we have a stock repurchase program in progress– on 10.30.2009, the Board of Directors authorized the purchase of up to 9,000,000 common shares and 56,700,000 preferred shares, without the reduction of capital stock value, to be held in treasury, cancelled or replaced in the market.

Reference Form 2009 – Itaú Unibanco Holding S.A

ITEM 21 - INFORMATION DISCLOSURE POLICY

21.1. Describe internal standards, regulations or procedures adopted by the Issuer to ensure that the information to be publicly disclosed is gathered, processed and reported accurately and on a timely basis

As mentioned in item 20.1, the Issuer has a Disclosure and Trading Committee, which manages the disclosure and trading policies.

One of the responsibilities of this committee is to ensure that the information to be publicly disclosed is gathered, processed and reported accurately and on a timely basis. For this purpose, its duty is to regulate the adherence of insiders to our disclosure policy, which has effective mechanisms for the collection of information, as well as severe sanctions in the case of noncompliance (see item 21.2 for more information on our disclosure policy).

Additionally, our Investor Relations Officer, Alfredo Egydio Setubal, is a member of the Board of Directors and Executive Managing Vice-President of the Issuer, and this enables him to have full access to the key decisions of the company. Some of his duties are: (i) disclose and report to the markets and competent authorities any material act or fact that has occurred related to the Issuer’s business; (ii) ensure the wide and immediate dissemination of the material act or fact; (iii) disclosure the material act or fact simultaneously in all markets in which the securities of the issuer are admitted for trading; (iv) provide additional clarification on the disclosure of a material act or fact to the competent authorities, upon their request; and (v) inquire of people who have access to material acts or facts in the event contemplated in the prior subitem or if there is atypical movement in the quotation, price or quantity of securities traded and issued by the Issuer or connected to them, with the purpose of checking if they are aware of information that should be disclosed to the market.

In accordance with our disclosure policy, a document disclosing the material act or fact shall be prepared by the Disclosure and Trading Committee, which may request the participation of the offices involved in the transaction or business that gave rise to the material act or fact. The Disclosure and Trading Committee may also, subject to the timeliness and convenience criteria, (i) approve the disclosure of preliminary information not yet audited, related to the quarterly, semi-annual or annual results of the Issuer or (ii) approve the advanced disclosure of the quarterly, semi-annual or annual results of the Issuer, duly audited.

The body in charge of the corporate matters in question shall disclose, under the supervision of the Investor Relations Officer, the material act or fact, on a priority and simultaneous basis:

 i) to CVM, on its website, to SEC, NYSE (New York Stock Exchange), through Form 6-K, to BM&FBOVESPA and, as the case may be, to other stock exchanges and entities of the organized over-the-counter markets; and b ii) to the market in general, by publications in newspapers of wide circulation, regularly used by the Issuer, and in the Official Gazette of the State.

After this disclosure, the person appointed by the Investor Relations Officer may disclose to the market the material act or fact by e-mail, and make it available on the website.

21.2. Describe the policy for the disclosure of a material act or fact adopted by the Issuer, indicating the procedures related to the maintenance of the confidentiality of undisclosed material information

Insiders should maintain secrecy as regards the information related to the material act or fact until it is disclosed to the market, as well as care for the maintenance of the secrecy.

For the purposes of our policy, insiders are:  (i) the direct or indirect controlling shareholders, Officers, members of the Board of Directors, of the Fiscal Council or of any body created by a statutory provision, that performs technical or advisory functions; (ii)  the same persons in the controlling company, subsidiaries under the effective management of the Issuer, and affiliated companies which are aware of information related to material acts or facts; (iii) the employees of the Issuer, or of its controlling company, subsidiaries under effective management of the Issuer, and affiliated companies which are aware of information related to material acts or facts that, in view of their job, duty or position,  are aware of information related to material facts or acts; and (iv) any other person who, under any circumstance, may be aware of the material information, such as consultants, independent auditors, rating agency analysts and advisors.

In the event that an insider resigns from the Issuer, or no longer takes part in the business or project to which the relevant information is related, she/he will continue to meet the duty of secrecy until this information is disclosed to the competent authorities and to the market.

Reference Form 2009 – Itaú Unibanco Holding S.A

Any insider who discloses by mistake a material act or fact to any person who is not an insider before it is disclosed to the market, shall immediately inform the Investor Relations Officer on this undue disclosure, so that they can take the appropriate measures.

The Issuer has mechanisms and policies to assure control over information, such as restriction to the use of external e-mails (which means that every piece of information emailed must go through the internal e-mails of our employees, which are constantly monitored by a specific team), to the use of mobile phones in sensitive areas (such as those dealing with capital markets) and of pen drives, compact discs and other information storage devices.

The Issuer also implements awareness actions, aimed at making our policies even more effective (we mention, as an example, lectures on the need to keep secure documents that contain confidential information in secure places, as well recommendations on the disposal of  these documents). . We adhere to the ABRASCA Guidebook on Control and Disclosure of Material Information.

In addition, we have a team that periodically inspects the workplace of our employees to identify possible deficiencies in this sense. We also classify the information conveyed in and out of the bank in accordance with its confidentiality level.  We adhere to the ABRASCA Guidebook on the Control and Disclosure of Material Information.

The Issuer will not comment on rumors about it existing in the market, except if they significantly affect the quotation of its securities.

21.3. Indicate the management members responsible for implementing, maintaining, evaluating and inspecting the information disclosure policy

Alcides Lopes Tápias – Member of the Disclosure and Trading Committee since May 2005 and member of our Board of Directors since 2003 and member of the Audit Committee since May 2004;

Alfredo Egydio Arruda Villela Filho – Member of the Disclosure and Trading Committee since May 2005 and member of our Board of Directors since 1995;

Alfredo Egydio Setubal – Investor Relations Officer since March 2003, responsible for communication with capital markets, always aims to increase the transparency of the financial and strategic information and its quality, relevance, timeliness, reliability and comparability, managing the relationship with CVM, the Central Bank of Brazil and other government authorities related to capital markets issues. Mr.  Alfredo Setubal is also our Vice-President, a member of our Board of Directors and member of our Disclosure and Trading Committee, of which he was the Chairman from 2005 to 2009;

Claudia Politanski - Member of Disclosure and Trading Committee since July 2009 and Executive Officer of the Issuer since 2008,

Fernando Marsella Chacon Ruiz -  Member of Disclosure and Trading Committee since June 2009;

Rogério Paulo Calderón Peres -  Member of Disclosure and Trading Committee since June 2009;

Viviane Behar de Castro - Member of Disclosure and Trading Committee since July 2009.

21.4. Supply other information that the issuer may deem relevant

All relevant information was addressed in the above items.

Reference Form 2009 – Itaú Unibanco Holding S.A

ITEM 22. EXTRAORDINARY BUSINESS

22.1. Indicate the acquisition or disposal of any relevant asset that is not classified as a regular transaction in the Issuer’s business

None.

22.2.       Indicate significant changes in the conduct of the Issuer’s business

None.

22.3.       Identify the relevant agreements entered into by the Issuer and its subsidiaries that are not directly related to its operating activities

None.

22.4.       Supply other information that the Issuer may deem relevant

None.

22.4. Supply other information that the Issuer may deem relevant

None.

Reference Form 2009 – Itaú Unibanco Holding S.A

(A free translation of the original in Portuguese)

Report of Independent Auditors on
Reference Form (CVM Instruction 480)

To the Board of Directors
Itaú Unibanco Holding S.A.

1
In connection with the audits of the financial statements of Itaú Unibanco Holding S.A. and subsidiaries as of December 31, 2009, 2008 and 2007, on which we issued unqualified audit reports dated February 8, 2010, February 19, 2009 and February 11, 2008, respectively, we performed a review of the accounting information included in the Reference Form of Itaú Unibanco Holding S.A.

2
Our review was performed in accordance with specific standards established by the Federal Accounting Council, with respect to the accounting information included in the Reference Form of Itaú Unibanco Holding S.A., and mainly comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank with regard to the main criteria adopted for the preparation of the Reference Form; and (b) reading the significant accounting information included in the Reference Form to assess its consistency with the audited financial statements. The accounting information included in the Reference Form is presented by the Board of Directors for the purpose of complying with Brazilian Securities Commission (CVM) Instruction 480; however, it should not be considered part of the financial statements.

3
Based on our review, we are not aware of any material modifications that should be made to the accounting information included in the Reference Form referred to above in order that it be presented, in all material respects, in a manner consistent with the financial statements at December 31, 2009, 2008 and 2007, taken as a whole.

São Paulo, June 30, 2010

PricewaterhouseCoopers	Maria José De Mula Cury
Auditores Independentes	Contadora CRC 1SP192785/O-4
CRC 2SP000160/O-5